Form 10-K405, Exhibit 13
period 1995-12-31
CASTLE A M & CO
filed 1996-03-28
CIK 18172

                               A. M. CASTLE & CO.


                               ...MORE THAN METALS








                               1995 ANNUAL REPORT

CORPORATE PROFILE...Founded in 1890, A. M. Castle & Co. is North America's largest industrial distributor of specialty metals including carbon, alloy and stainless steels; nickel alloys; aluminum; titanium; copper and brass. We provide highly engineered materials and a full range of value-added services to a widely diversified customer base that includes many Fortune 500 companies as well as thousands of medium and smaller-sized ones within the $600 billion producer durable equipment sector of the economy. With 28 locations and over
2.4 million square feet of capacity, our coast-to-coast network of metal service centers provides next-day delivery to over 90 percent of the markets we serve, and two-day delivery to virtually all of the rest. Our common stock trades on the American Stock Exchange under the ticker symbol CAS.

CORPORATE GOALS:

     / /  Market Leadership in All Core Products
     / /  Supplier of Choice to Our Customers
     / /  World Class Quality Process
     / /  Consistently Competitive Returns on Capital
     / /  Superior Long-Term Returns to Shareholders



ABOUT THE COVER...Over a century ago, our company was founded with a single purpose: to assist customers with their metals requirements. Since then, we have grown, changed, adapted and reinvented ourselves to meet the challenges of an increasingly global marketplace and to deliver on the demands of our customers. Today, we are not only the largest industrial distributor of specialty metals, but are also the leader in value-added processing services, global quality standards, technology-driven distribution systems, and comprehensive solutions to our customers' materials requirements. And as we move forward, we're actively seeking new ways to leverage our expertise and industry-leading reputation in industrial distribution. In other words, we're "More Than Metals".

THE YEAR IN BRIEF
(DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                                                                            %
                                                                           1995           1994            Change
-----------------------------------------------------------------------------------------------------------------

OPERATING RESULTS   Net sales. . . . . . . . . . . . . . . . . . . . .  $627,826       $536,568             17%
                    Gross profit on sales. . . . . . . . . . . . . . .   173,398        145,182             19%
                    Income before taxes. . . . . . . . . . . . . . . .    44,334         25,294             75%
                    Net income . . . . . . . . . . . . . . . . . . . .    26,826         15,410             74%

PER SHARE OF
COMMON STOCK        Net income . . . . . . . . . . . . . . . . . . . .      2.41           1.40             72%
                    Dividends. . . . . . . . . . . . . . . . . . . . .       .54            .33             64%
                    Stockholders' equity . . . . . . . . . . . . . . .      9.26           7.42             25%

BALANCE SHEET       Total assets . . . . . . . . . . . . . . . . . . .   222,549        213,127              4%
                    Total debt . . . . . . . . . . . . . . . . . . . .    30,771         42,362            (27%)
                    Total equity . . . . . . . . . . . . . . . . . . .   103,363         82,161             26%
                    Working capital. . . . . . . . . . . . . . . . . .    84,382         75,945             11%
                    Cash flow* . . . . . . . . . . . . . . . . . . . .    31,285         20,013             56%
                    Average shares outstanding . . . . . . . . . . . .    11,115         11,033              1%

SELECTED RATIOS     Return on sales. . . . . . . . . . . . . . . . . .       4.3%           2.9%            48%
                    Return on assets . . . . . . . . . . . . . . . . .      12.0%           7.2%            67%
                    Return on opening equity . . . . . . . . . . . . .      32.6%          22.2%            47%
                    Current ratio. . . . . . . . . . . . . . . . . . .       2.1            1.9             10%
                    Debt-to-capital ratio. . . . . . . . . . . . . . .      22.9%          34.0%           (33%)
-----------------------------------------------------------------------------------------------------------------

* Net income plus depreciation

MICHAEL SIMPSON, CHAIRMAN       RICHARD G. MORK, PRESIDENT AND CHIEF EXECUTIVE
                                OFFICER

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES:

A recent FORBES' survey of American industry ranks Castle well within the top twenty percent of all publicly traded companies in five-year stock performance. This recognition is especially gratifying because building shareholder value is what drives our approach to the industrial distribution business.
     Continuing a four-year trend of sales and earnings growth, we set a new company record in sales, and earned more money - $26.8 million - in 1995 than in any other year in our 105-year history. We strengthened our competitive position as North America's largest industrial distributor of specialty metals. We aggressively expanded our value-added processing capabilities. Our credit rating rose to BBB, a very solid investment grade. We achieved a 33% return on stockholders' equity. From January 1 to December 31, 1995, the value of our shareholders' investment in Castle more than doubled, including a 67% increase in the annual dividend rate to 60 cents per share. We generated $31.3 million in cash flow from operating activities and reduced our long-term debt by nearly $12 million. With our current debt-to-total capitalization ratio of 23%, we are strongly positioned to support future expansion.
     How we got to this point is a matter of record -- the rapid completion of "breakthrough" concepts including the establishment of our strategic product groups, the reconfiguration of our distribution network and the installation of a leading-edge technological infrastructure -- each a leap ahead of the competition -- as well as a relentless pursuit of improved efficiency throughout our organization. A few giant steps and a lot of short ones powered our momentum of the past five years.
     While we are proud of our accomplishments, we are far from complacent. So where do we go from here? Why invest in Castle, buy our products and services, work for Castle, or become our business partner?
     In last year's letter, we outlined the vision that will guide our future. We said that the Castle vision is a framework for evaluating our progress within a constantly changing global environment. Everything we have done up to this point -- the major advances mentioned above as well as countless individual initiatives -- was undertaken with one overriding objective in mind: TO REWARD ALL SHAREHOLDERS WITH A SUPERIOR LONG-TERM RETURN ON THE INVESTMENT THEY HAVE MADE IN OUR COMPANY. This is the linkage between past, present and future performance. And it is what will determine and drive our activities going forward.
     To reinforce this commitment, our employees -- many of whom are already stockholders -- will have an even greater opportunity to participate in shareholder value. Beginning this year, all future

                            "ON ALL FRONTS, WE ARE A STRONGER, BETTER POSITIONED

                                A.M. Castle & Co.


profit sharing contributions will be paid in Castle stock. We want our employees to think and act like owners. And we want them to share in both the rewards and risks associated with ownership.
     One of the things this forces us to do is to set "stretch" goals in every area of operation. Sometimes, we fall short, but not without learning or accomplishing something valuable. This happened with our inventory "turn and earn", where we made 96 cents of gross profit for every dollar invested in inventory rather than our $1.00 target. Even though we didn't make it, we weren't deterred from setting a $1.10 goal for 1996. Other times, we overshoot even our most challenging targets. In 1991, for example, our operating expenses were as high as 88% of gross profit. We knew we had to significantly lower this ratio to create a cost structure that would generate substantial earnings leverage. And we did. By the end of 1994, we were at 77 percent. Our goal for 1995 was to bring this ratio down to 75 percent. In fact, we surpassed this goal -- coming in at 70% -- five percentage points better than expected. Now we are pushing to hit a 65% target in 1996.
     It also challenges us to look at every one of our processes no matter how large or small and ask: HOW CAN WE DO THIS MORE INTELLIGENTLY AND EFFICIENTLY SO WE CAN BETTER SERVE OUR CUSTOMERS? A few years ago, we made radical changes in our sales and marketing organization -- becoming the first in our industry to move from a geography-driven to a product-managed organization. Yet we were still not satisfied that we had fully accomplished our goal of effectively serving a highly diverse group of customers. So we went back to the drawing board to ensure that our sales force is organized according to their specific needs. By the time this Report is in print, every account will be served by sales professionals whose skills best match their customers' requirements. The logic behind this change is simple. Our customers want to work with Castle specialists who are familiar with the dynamics and challenges of their businesses, and can help enhance their productivity while driving down their total costs.
     This same thinking went into reshaping our shareholder communications. Included with this year's Annual Report is an Investor Fact Sheet, a new document which we will use to tell the "Castle story" to the financial community. It reflects our commitment to provide our shareholders with the same depth and quality of information as the analysts, fund managers and retail brokers who follow our company. With this objective in mind, we are also redesigning our quarterly reports. In 1996, for the first time, Castle shareholders will receive quarterly earnings updates in a news release format that mirrors the way in which we report our results to the financial community. This enhancement will speed up our delivery of information by almost a full month while reducing our cost of production. Dividend checks will be issued separately approximately four weeks later.
     It is highly appropriate that our "look" be different this year because, in many respects, Castle is different. On all fronts, we are a stronger, better positioned company than at any point in our long history. From a market standpoint, our products and services are more in sync with the needs of our customers, providing greater opportunity than ever to strengthen our position as the largest independent specialty metals distributor in the industry today.
From a financial standpoint, our strong balance sheet enables us not only to make aggressive investments in leading-edge equipment, services and systems, but also to seek strategic acquisitions that support or enhance our core specialty metals business. And from an operating standpoint, while the

COMPANY THAN AT ANY POINT IN OUR LONG HISTORY."

                               1995 ANNUAL REPORT

long-term trends are very favorable to our industry, we are well prepared to meet a downturn in the economy without compromising either our customer-driven strategies or our operating performance.
     Underlying our momentum is a target market that continues to dominate and outperform the economy as a whole. For almost fifteen years, our customers -- the North American companies that make the machinery and equipment that fuel the world's economy -- have led the way in restructuring, re-engineering and investing in state-of-the-art technology and equipment to improve their competitive global position. And there is no let-up in this process. In fact, our customers are smack in the middle of the electronics explosion. Why? The rapid advances in information-age technology have made much of the older equipment obsolete, creating a wave of demand for our customers' products. And while that demand is already in full swing here at home, it is just getting underway in Western Europe and the Pacific Rim.
     Because we serve our country's largest export sector, our role as the supplier of choice to a widely diversified group of industrial producers positions us to participate in an increasingly global marketplace. We will approach this exciting opportunity by doing what we have always done - by supporting our customers' materials management needs. As their share of the export pie continues to grow, our opportunities will grow along with them. And while we don't currently have operations outside of North America, as our customers globalize their production processes, we are committed to support them where and when we can add value to their efforts.
     How does all of this affect our outlook going forward? Together with a growing number of economists and business leaders, we believe we're heading into an era of steady growth and productivity gains driven by global integration and technological advances -- a climate especially suited to our targeted customers, the North American producers of durable equipment. That's not to say that there won't be swings in economic growth. But in the `New Age of Manufacturing', the quickening pace of technological change makes it possible to react faster to shifts in demand so that, when they do come, they should be less severe and less frequent than in the past.
   As we head into the 21st century, we are in an enviable position of serving the right market with the right products and services. But there is still much to accomplish. On the following pages, you'll read more about the aggressive steps we are taking to continue our long-standing tradition of building shareholder value. One final note. None of these steps would be possible without an additional and essential competitive advantage -- the right people. Our Castle team is experienced, highly motivated, and one hundred percent committed to our long-term success.
     Many people ask where we think we'll be by the year 2000. But while some are focusing only on the year 2000 and beyond, we have exciting plans for the rest of this century too.



/s/ Michael Simpson                /s/ Richard G. Mork
    Chairman                           President & CEO


February 12, 1996


      "AS WE HEAD INTO THE 21ST CENTURY, WE ARE IN AN ENVIABLE POSITION OF
         SERVING THE RIGHT MARKET WITH THE RIGHT PRODUCTS AND SERVICES."

                                A.M. CASTLE & CO.

INVESTMENT REPORT

In an excellent year for the U.S. stock market, A. M. Castle & Co. achieved a total return (stock appreciation plus reinvestment of dividends) of 106.6% for the twelve-month period ended December 31, 1995. While we are very pleased with this performance, we believe that the real test of any equity is how well it does over the long haul, meaning periods of at least three years. We also believe that staying committed to an investment over longer periods is the best way to maximize potential returns. To make it easier for our shareholders to maximize their investment in Castle, we recently instituted a Dividend Reinvestment Plan for automatically and economically reinvesting dividends in our common stock. Information regarding this new Plan can be found on the inside back cover of this Report.
     The charts below offer several different perspectives on Castle's investment performance relative to: the Standard & Poor's 500 Index, the standard measure against which most public companies compare themselves; the inflation rate, as measured by the Consumer Price Index; and the Lipper Growth & Income Index, which reflects the performance of over 380 mutual funds with similar investment profiles.





This graph shows the relative value of a $100 initial investment in Castle stock compared with the benchmark Standard and Poor's 500 Index and the inflation rate. During 1995, a $100 investment in Castle's stock produced a total return of 106.6% compared with 37.6% for the S&P 500 Index and an inflation rate of 2.6 percent. Over the 15-year period ended December 31, 1995, Castle generated a compound annual rate of return of 21.3% compared with 14.8% for the S&P 500 Index and an annual inflation rate of 4.0 percent.


                                 Castle Versus S&P 500 and
                              Lipper Growth & Income Indices

                                      COMPOUND TOTAL RETURNS
                               1 Year        5 Year       10 Year     15 Year
                               ------        ------       -------     -------
Castle                         106.6%         34.8%        21.2%       21.3%
S&P 500                         37.6%         16.6%        14.9%       14.8%
Lipper Growth & Income          31.0%         15.8%        13.2%       13.8%


The table above compares Castle's stock performance with the S&P 500 and the Lipper Growth & Income Indices. The results confirm that, while our stock received increased attention this past year, our performance as a superior long-term growth and income vehicle is far from a recent phenomenon.



During 1995, Castle continued its 62-year record of consecutive quarterly cash dividend payments with payouts totalling $6 million, or 54 cents a share. As illustrated, during the 15-year period ended December 31, 1995, Castle's dividends rose at a compound annual rate of 8.1%, versus a 5.5% rate for the S&P 500 Index.

                               1995 ANNUAL REPORT

                                MORE THAN METALS

/ / "TO BE "MORE THAN METALS" is an essential part of our vision. As one of the first to recognize the onset of the `New Age of Manufacturing'- a transformation that enabled North American producers to emerge as world class competitors -- Castle began the process of reinventing our industry.
Throughout the late 80s and early 90s, while many of our competitors continued to emphasize traditional approaches to serving their customers, we committed our resources to a full-service concept designed to meet the needs of our increasingly sophisticated and diverse customer base. We dramatically enhanced our marketing capabilities, our value-added services, our quality process and our information and communication systems. These long-term investments have paid off handsomely, providing the potential for even greater returns.
     Our progress over the past several years has been well documented. So where do we go from here? To help answer that question, this section provides a discussion of the goals and strategies that define our company today. We also take a look at some of the initiatives we are working on to build shareholder value in the years ahead.

/ / OPERATING IN A GROWTH MARKET...First, we serve a dynamic and growing market -- the $600 billion producer durable equipment sector of the economy. With the media spotlight focused on job reductions, some may find it surprising to learn that, due to major productivity and quality advances, manufacturing output has actually been steadily increasing. In fact, as the accompanying graph illustrates, the producer durable equipment sector has consistently grown faster than the overall economy over the last five years -- with absolutely no variation. According to Data Resources, Inc., this trend is expected to continue, fueled by global restructuring and growing reliance on advanced materials management concepts designed to lower manufacturers' total costs and reduce cycle times. These include just-in-time delivery systems, sole-sourcing relationships, outsourcing, and quality assurance -- the very things which we are ideally equipped to provide.

/ / LEADERSHIP IN HIGHLY ENGINEERED MATERIALS...Because we took an early lead in preparing for the `New Age of Manufacturing', we have significantly strengthened our ability to gain

     "WE HAVE SIGNIFICANTLY STRENGTHENED OUR ABILITY TO GAIN MARKET SHARE."

                                A.M. CASTLE & CO.

market share in our targeted customer segments. Over the past twelve years, volume in our core products has grown at more than twice the rate of our industry as a whole. And in more recent years, the gap between the growth in our core products and the rest of our industry has widened even further, underscoring that our approach to the industrial distribution business is on target with our customers' changing expectations.

                                   We have achieved significant progress in meeting our goal of market leadership in core products.

     By gaining a greater share of our markets, we have achieved significant progress in meeting our goal of market leadership in our core products. Currently, we are first, second or third in market share for products that generate 75% of our sales. We lead the market in carbon alloy bars, nickel alloys, as well as specialty carbon and alloy plate -- which, combined, account for over half our 1995 sales volume. We are second or third in stainless, cold finished, and SBQ bars, which together, account for another 25% of our sales volume. And a recently completed expansion of aluminum bars now gives us the broadest and deepest inventory in yet another core product.
     Today, we are moving on several fronts to extend our market leadership even further. As noted earlier in this Report, we set a new industry standard several years ago when we moved from a traditional, geographic-based sales structure to a product-driven organization. While this has been enthusiastically received by our customers, we are continually re-examining our marketing approach with an eye toward strengthening both our service levels and our market reach. We want to ensure that all of our customers can work with us in ways that best meet their needs, resulting in more profitable relationships.
     Within the past few months, we redesigned our sales organization to serve our customers the way THEY want to be served, rather than how WE have traditionally chosen to serve them. The changes we've made reflect the fact that we serve a truly diverse group of industrial customers -- from Fortune 500 companies to their smaller and mid-sized counterparts -- all of whom want to work with us in different ways.
     One of the most promising aspects of our new sales structure is the creation of focus teams that offer flexible combinations of industry, product and process specialists. Drawing from our entire North American organization, we can now provide the optimal match of resources and service capabilities to major customers whose requirements span several industries, products and/or processes. Our goal is to provide truly customized programs and services where and when it makes sense to do so. Another important aspect of our new approach is the strengthening of our inside sales force and the upgrading of the information and communication systems that support them. This will prove especially valuable for those customers who place a high premium on rapid, accurate inside sales responses.

/ / LEADERSHIP IN VALUE-ADDED SERVICES...We also continue to set the industry standard in value-added services. These include leading-edge preprocessing capabilities such as heat treating, flame cutting, bar sawing, surface grinding -- just about every form of preprocessing required to enable our customers to place materials directly into their production process. Additionally, we offer value-added information and communication systems designed to drive down our customers' total acquisition costs.
     Among the most significant developments at Castle in the past few years is the roll-out of our H-A Industries bar processing center in Hammond, Indiana. Opened in 1993, this 124,000 square foot, state-of-the-art facility is home to three industry firsts:

   / / a heat treat line capable of processing 15,000 tons of quench and temper material each year;
   / / an annealing and normalizing line with an annual capacity of 50,000 tons; and
   / / a turning and straightening line that produces 25,000 tons of cold finished bars annually.

                               1995 ANNUAL REPORT

     All three lines are equipped with sophisticated computer controls which enable us to produce bars to requirements that exceed normal industry standards with unequalled consistency from bar to bar and 100% repeatability from order to order -- all verified in our own metallurgical laboratory. This unique combination of equipment and know-how give us maximum flexibility in meeting our customers' exacting material specifications and delivery schedules.

     From program approval to the launching of the third line, the members of our H-A Industries' project team succeeded in getting all three operations up and running in just 18 months. By almost any measure -- performance, innovation, efficiency, value, quality -- this facility sets a new benchmark. More important, it demonstrates our commitment to stay on the leading edge of processing capabilities that can help our customers become even more competitive and cost-efficient, and help us win an even greater share of their business. In addition to the new lines at H-A Industries, we further strengthened our plate and bar-processing capabilities nationwide and, during 1995, we opened two new specialized plate processing plants in Cincinnati and Milwaukee.

/ / WORLD CLASS QUALITY...Another area in which we lead our industry is quality -- because it makes good business sense and because it is a mat-


                                        Recognized as the worldwide quality
                                        standard, ISO certification is a
                                        prerequisite for competing in the global marketplace.

ter of pride to us. We were the first U.S. metals distributor to obtain ISO 9002 registration, a quality standard recognized worldwide and a prerequisite for competing in the global marketplace. We began this process in 1992 at our Hy-Alloy Steels facility. By 1995 year-end, we had extended certification to all of our domestic locations. And we are now less than six months away from achieving coverage of both our Canadian and Mexican operations, thus completing the certification process throughout our North American distribution network.

     The fact that our quality process is global in character gives us several competitive advantages. By addressing international quality requirements at their earliest stage of development, we gain a substantial edge in winning the business of world class industrial producers who ship a significant portion of their products to foreign markets. An added benefit to this approach is that exposure to global markets and standards strengthens and broadens our people. And of course, the better that they can meet international customer requirements, the more advanced our products and services will be in North America.

/ / CREATING CUSTOMER SOLUTIONS...The final marketing element behind our current momentum is a unique value-added sales approach that focuses on all the areas where we can help our customers reduce their total costs. Essentially, we partner with our customers so that we can assume responsibility for each aspect of the metals procurement process -- everything from helping them select the right material for the job and managing the customer's inventory to preprocessing and providing just-in-time delivery so that

                                        Our system sales volume now accounts for nearly 50% of total volume, translating into a compound annual growth rate of approximately 35%.

            "ANOTHER AREA IN WHICH WE LEAD OUR INDUSTRY IS QUALITY."

                                A.M. CASTLE & CO.

the metals arrive on the factory floor ready to use at precisely the right moment. And all of this is supported by what we believe to be the most advanced distribution network and computer hardware and software systems in the industry.

     Spurred by a growing trend toward outsourcing, this business -- which we refer to as system sales to reflect the fact that it is technology-driven -- continues to grow rapidly. Starting with less than 5 percent of sales just ten years ago, it now accounts for nearly 50% of total volume, translating into a compound annual growth rate of more than thirty-five percent. This is the best kind of confirmation that our approach is a win-win situation for our customers and for Castle.

/ / OPERATING LEVERAGE...Behind the scenes, we continue to relentlessly root out all non-essential activities, keeping only those that con-

                                        Our expansion of value-added services
                                        has produced consistent increases in
                                        gross margin.


tribute value to our customers and shareholders. This commitment has played a key role in our ability to increase earnings at a much faster rate than sales. We have also benefited from sustainable improvements in three critical measures which we use to track the quality of our performance. The first is gross margins. These have improved in each of the past five years, primarily because we have aggressively expanded the level of value-added services that we provide
to customers.  Second is greater operating efficiency.   As we noted earlier, we
have steadily lowered our ratio of operating expense as a percent of gross profit from 86% in 1992 to 70% by the end of 1995, an improvement of 16
percentage points in just three years.   And finally, we've worked hard to
increase what we call our inventory "turn and earn". In 1992, we made about 65 cents

                                        We have achieved an improvement of 16
                                        percentage points in just three years.

of gross profit for every dollar invested in inventory. Three years later, we are getting nearly a dollar, and we hope to do even better this year. In addition to enhancing our cost structure, our progress in these three measures has contributed to higher cash flows, resulting in increased dividends to shareholders and additional resources for capital improvements.

                                             We are getting nearly a dollar of
                                             gross profit for every dollar
                                             invested in inventory.


/ / MINIMIZING OUR EXPOSURE TO CYCLICALITY...To increase shareholder value over the long haul, we have also been working hard to minimize the impact of cyclicality. There are a number of good reasons -- some macro in nature and some the result of our long-term market strategies -- why we believe that an economic downturn will not produce the dramatic swings in our results

                               1995 ANNUAL REPORT

going forward that it did in the past.
     On the macro side of the equation, there are four factors which should mitigate our exposure. The first is our current economic environment. While many may not rejoice over the prospect of 2 to 2.5% economic expansion, the combination of slow, but steady, growth and low inflation offers an excellent environment for our customers and for Castle. Low inflation, in particular, implies that pricing flexibility will remain limited, and that it will be increasingly important for companies to reduce costs and increase productivity to maximize their earnings -- both of which we are ideally suited to help our customers achieve.
     The second favorable factor is the strength of our targeted customer base -- the North American producers of durable equipment. According to Data Resources, Inc., output in the producer durable equipment sector will rise by an estimated 5.4% in 1996, the fifth consecutive annual increase. And while the rate of increase is down from the double-digit increases of the past three years, it is still well above the projected 2.5% increase in the overall economy.
     Third are mega trends such as outsourcing (turning over a responsibility for a support function to a specialist who can do a better job at a lower cost) and source consolidation (where manufacturers turn over all of their business to a select group of suppliers in order to get better service and consistent quality). As a market leader, we should continue to benefit from these and other trends that boost manufacturing efficiency.
     And finally, as anticipated, while domestic capital spending has slowed from the strong levels seen in the past few years, the cycle is just getting underway in Western Europe and the Pacific Rim. With as much as 30% of the output manufactured by our customers bound for overseas markets, strengthening exports enhance demand for our products and services.
     In addition to favorable macro trends, our long-term focus on highly engineered metals is especially helpful because, during economic downturns, demand for specialty metals is usually more stable than that of commodity grades. Our aggressive expansion of leading-edge, value-added services is another big plus. The fact that we now provide a wide range of preprocessing services -- some of which are unique to Castle -- not only creates a new revenue stream, but makes us less vulnerable to swings in demand. And finally, the diversified nature of our customer base mitigates our exposure to downturns because no one industry represents more than 6% of our business and no single customer more than 2% of our total activity.

/ / LEVERAGING OUR EXPERTISE AND REPUTATION...With superior cash flow generation and a debt-to-capital ratio of less than 25%, we enter 1996 in stronger financial condition than at any other time in our history. As a result, we are now in an excellent position to actively seek business partners whose characteristics and commitment to building shareholder value mirror that of Castle's. Currently, we are looking at a number of potential acquisitions ranging from $25 million to $100 million in revenues that will leverage our expertise and industry-leading reputation in materials management and industrial distribution. However, as with most long-term investment opportunities, we expect these projects to develop slowly.
     For the near term, we believe that the $4.2 billion specialty metals business offers the greatest potential for immediate expansion due to trends like outsourcing and source consolidation that favor the larger, national distributors who offer a full product line, coast-to-coast reach, technical expertise on product applications and superior processing and communications systems. As the leading distributor within our market, we are well positioned to benefit from these favorable trends as well as the intensifying consolidation that is occurring within our industry.
     For future growth, we are also looking beyond our specialty metals business at highly-focused, leading-edge industrial distributors that complement our core business. Our recently concluded acquisition of Total Plastics, Inc. ("TPI"), a $25 million a year plastics distributor with a strong value-added focus, marks our first step in this direction. This acquisition is an important event for us because TPI is an established successful company that we believe will become an even more significant factor in the plastics distribution business over the next five years. TPI's similar culture and commitment to value-added products and services makes it an excellent fit with this strategy.
     With the great work of our employees, the help of our customers and suppliers, and the support of our shareholders, we have come a long way. We remain committed to outstanding products and services, state-of-the-art operations, a solid financial condition and long-term shareholder value. We're glad to have you, as a shareholder in Castle, with us as we continue to pursue our leading-edge approach to the industrial distribution business.

                                             A. M. CASTLE & CO. AND SUBSIDIARIES

FINANCIAL REVIEW
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This discussion should be read in connection with the information contained in the Consolidated Financial Statements and Notes.

OVERVIEW
1995 was another outstanding year for A. M. Castle & Co., surpassing all prior records for both sales and earnings. While business conditions provided a favorable environment for growth, our performance continued to proceed at a much faster rate than our industry as a whole. This is the best confirmation that our long-term marketing emphasis on highly engineered metals and value-added services gives us a tremendous competitive advantage. We also benefited from an ongoing focus on operating and financial strategies that strengthened both our earnings leverage and our balance sheet.
     Activity levels were strong throughout the year, with the first half outperforming the second primarily due to normal seasonal slowdowns that occur during the third quarter summer vacation months and the fourth quarter holiday season. For the fifth consecutive year, our targeted customer base -- the producer durable equipment sector -- grew at a rate well above that of the overall economy, generating excellent demand for our products and services. According to Data Resources, Inc., spending in our primary market (which is estimated at $600 billion) increased by 14% this past year, versus a 17% and an 18% increase in 1994 and 1993, respectively. By comparison, total gross domestic product rose by 2.8% in 1995, following a 4.0% and a 3.1% gain in 1994 and 1993, respectively.

1995 COMPARED WITH 1994
Net sales for 1995 climbed well over the $600 million dollar mark for the first time in company history, totaling $627.8 million, an increase of 17% over 1994's $536.6 million. In accordance with our strategic diversification of products and markets, no one industry accounted for more than 6% of our total sales. This strategy has helped us to temper the impact of cyclical changes in individual markets, bringing greater consistency to our year-to-year performance comparisons.
     While unit volume increased by only 1% to 342,700 tons, we experienced significant growth in sales of value-added services which enable our customers to place materials directly into production as they are required. Several new processing capabilities -- specifically, a bar annealing line and a bar turning and straightening line -- came on stream during 1995, providing the opportunity for increased market penetration. Carbon and stainless steels generated 77% of total sales, with the balance provided by non-ferrous metals. Sales growth in dollars outpaced increases in unit volume due to higher prices at the producer level and to improved margins, again due primarily to an increased level of value-added services for customers. Average mill prices in 1995 were approximately 13.8% above 1994 levels.
     We continued to focus on gross margin, a vital component of long-term profitability. In 1995, gross margin percentage increased to 27.6% compared to 27.1% for 1994. Total gross profit was $173.4 million in 1995, up 19% from 1994's level of $145.2 million. Among the primary factors contributing to our gross profit increase were higher mill prices, an increase in unit volume and aggressive expansion of processing capabilities.
     Substantially all inventories are valued using the LIFO (last-in, first-out) method. This method had the effect of increasing Castle's cost of sales by $14.6 million in 1995, compared with what they would have been on a FIFO basis.
     Total operating expenses for 1995 were $121.7 million, compared with $112.1 million in the preceding year, a 9% increase. As a percentage of sales, however, expenses decreased in 1995 to 19.4% of sales as compared to 20.9% of sales in 1994. These results reflect our successful efforts to improve operating efficiency, one of the critical factors that has enabled Castle to grow earnings at a significantly faster rate than sales. Depreciation decreased by 3% from 1994 levels primarily due to sales and leasebacks of equipment purchased in 1995 and 1994, which have the effect of reducing depreciation and interest expense and increasing rental expense. Rental expense is included in the operating expenses which were discussed above. Interest expense decreased by 8% due to lower average borrowings.
     In 1995, our income tax rate, at 39.5%, increased from the previous year due to the full utilization in 1994 of tax loss carryforwards from our Canadian operations.
     The combination of increased sales revenues and the strong operating leverage created through our progress in the three critical measures of gross margins, operating efficiency, and inventory "turn and earn" enabled Castle to earn more money than in any other year in its long history. For the full year, earnings totalled $26.8 million, or $2.41 per share, versus $15.4 million, or $1.40 a share in 1994.

1994 COMPARED WITH 1993
In 1994, sales totaled $536.6 million, an increase of 13% over 1993's $474.1 million. Unit volume increased by 10% to 337,700 tons. Carbon and stainless steels generated 78% of total shipments, with the balance provided by non-ferrous metals. Sales growth in dollars outpaced increases in unit volume due to higher prices at the producer level and to improved margins. Average mill prices in 1994 were 4.9% above 1993 levels.
     In 1994, material cost as a percentage of total sales decreased. Gross margin percentage rose to 27.1% compared with 25.8% for 1993, primarily due to the higher level of value-added services we provided to our customers. Gross profit totaled $145.2 million, up 19% from 1993's level of $122.3 million. Strong unit volume increases, higher mill prices, and our improved gross margin percentage all contributed to the increase in gross profit. In 1994, LIFO had the effect of increasing Castle's cost of sales by $6.1 million as compared with a $100,000 increase in 1993.
     Total operating expenses for 1994 were $112.1 million, compared with $102.1 million in 1993. As a percentage of sales, operating expenses fell to 20.9% as compared to 21.5% in 1993. Depreciation expense decreased slightly while interest expense fell 15% due to lower average borrowings.
     In 1994, our income tax rate decreased to 39.1% due to tax loss carryforwards from Canadian operations.
     The significant sales volume increases and the effect of our operating leverage on incremental sales led to a record earnings year in 1994. Continued tight controls over expenses also contributed to Castle's improved performance. At $15.4 million, or $1.40 per share, earnings for 1994 were more than double the $6.9 million, or $0.63 per share, earned in 1993.
     All per share figures have been adjusted to reflect a three-for-two stock split declared in July 1994.

CAPITAL EXPENDITURES
Capital expenditures during 1995 totaled $11.8 million compared with $7.9 million in 1994. Capital expenditures in 1995 included approximately $1.0 million for land purchased for expansion of our business in the southeastern states and in the upper midwest. An additional $2.9 million was expended for new processing capabilities at H-A Industries, our 124,000 square foot, value-added bar processing center in Hammond, Indiana. Approximately $4.9 million was invested in material handling, sawing and flame cutting equipment throughout the rest of the Company to improve our productivity and to help our customers become more efficient. In 1994, approximately $2.5 million was expended for additional production capabilities at H-A industries. The remaining expenditures in both 1995 and 1994 were aimed at enhancing existing facilities and maintaining property and equipment in good working order.
     During 1995 and 1994, the Company sold and leased back approximately $4.1 million and $2.6 million of fixed assets respectively, which added to cash flow and reduced long-term borrowing.

LIQUIDITY AND CAPITAL RESOURCES

Our financial condition continues to be excellent, reflecting the record earnings and strong cash flows produced over the past two years. Cash flow generation, in particular, is a vital element in our ability to fund investments in leading-edge equipment, services and systems, reduction of long-term borrowings, as well as strategic acquisitions that support or enhance our core specialty metals business.
     At 1995 year-end, stockholder's equity equaled $103.4 million, or $9.26 per share, an increase of 26 percent. The previous year's record earnings (achieved in 1994) added 18% to stockholder's equity, resulting in a two-year increase in total net worth of 49 percent. Total borrowings were reduced by $11.6 million to $30.8 million at 1995 year end, compared to $42.4 million at 1994 year end. This brought our debt-to-capital ratio down to 23% as compared to 34% at the end of 1994 and 48% at the end of 1993.
     Accounts receivable rose in 1995 reflecting the increase in sales levels. The number of days sales outstanding at the end of 1995 increased slightly from year-end 1994. Collections remained strong, exceeding our target levels. We believe that our net receivables at December 31, 1995 are of a very good quality. Inventory levels remained substantially unchanged.
     Working capital was $84.4 million at December 31, 1995, compared with $75.9 million at December 31, 1994.
     Castle had unused committed and uncommitted lines of bank credit of $149.2 million at December 31, 1995, compared with $123.8 million at December 31, 1994. Management believes that funds generated from operations, existing lines of credit and additional borrowing capacity should provide adequate funding for current and anticipated business operations.

SUPPLEMENTARY SCHEDULES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The Company's LIFO inventory system charges cost of material sold at the inventory costs of its most recent purchases. The LIFO method matches current revenues with current costs of inventory. This method more fairly presents results of operations, whether in periods of inflation or deflation.
     The Supplementary Statements of Consolidated Financial Position are presented for analytical and comparative purposes. They are intended to display the Company's financial position as if the Company were on a FIFO-based inventory system rather than the LIFO-based inventory system the Company actually uses. The statements reflect taxes on the unrecognized inventory gain at statutory Federal rates and the Company's historical average state tax rates and give no effect to any supplemental expenses.

SUPPLEMENTARY STATEMENTS OF CONSOLIDATED FINANCIAL POSITION


                                                            December 31,
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                  1995      1994      1993
-------------------------------------------------------------------------------
Current assets
  Cash . . . . . . . . . . . . . . . . . . . . . . . $  0.7    $  1.0    $  1.5
  Accounts receivable, net . . . . . . . . . . . . .   63.4      58.9      49.0
  Inventories, at latest cost. . . . . . . . . . . .  164.1     149.9     147.2
                                                     --------------------------
    Total current assets . . . . . . . . . . . . . .  228.2     209.8     197.7
  Less--current liabilities. . . . . . . . . . . . . (104.0)   (102.8)    (84.3)
                                                     --------------------------
Net current assets . . . . . . . . . . . . . . . . .  124.2     107.0     113.4
Fixed and other assets, net. . . . . . . . . . . . .   60.7      55.0      52.1

  Total assets, less current liabilities . . . . . .  184.9     162.0     165.5
Long-term debt . . . . . . . . . . . . . . . . . . .  (28.0)    (38.5)    (58.0)
Defered income taxes. . . . . . . . . . . . . . . .   (10.9)     (7.8)     (8.1)
Postretirement benefit obligations . . . . . . . . .   (2.8)     (2.5)     (2.5)
Unrecognized inventory gain, net of taxes. . . . . .  (39.8)    (31.0)    (27.3)
                                                     --------------------------
Stockholders' equity . . . . . . . . . . . . . . . . $103.4    $ 82.2    $ 69.6
                                                     --------------------------
                                                     --------------------------
-------------------------------------------------------------------------------

                                            A. M. CASTLE & CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                           Years Ended December 31,
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)           1995           1994           1993
----------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . .    $627,826       $536,568       $474,108
Cost of material sold. . . . . . . . . . . . . . .     454,428        391,386        351,823
                                                      ----------------------------------------
  Gross profit on sales. . . . . . . . . . . . . .     173,398        145,182        122,285
                                                      ----------------------------------------
Expenses
  Operating expenses . . . . . . . . . . . . . . .     121,652        112,070        102,089
  Depreciation (Note 1). . . . . . . . . . . . . .       4,459          4,603          4,784
  Interest expense, net (Notes 2 and 4). . . . . .       2,953          3,215          3,801
                                                      ----------------------------------------
                                                       129,064        119,888        110,674
                                                      ----------------------------------------
Income before income taxes . . . . . . . . . . . .      44,334         25,294         11,611

Income taxes (Notes 1 and 3)
  Federal--currently payable . . . . . . . . . . .      14,114          6,503          3,926
         --deferred. . . . . . . . . . . . . . . .         (72)         1,474           (141)
  State. . . . . . . . . . . . . . . . . . . . . .       3,466          1,907            927
                                                      ----------------------------------------
                                                        17,508          9,884          4,712
                                                      ----------------------------------------
  Net income . . . . . . . . . . . . . . . . . . .    $ 26,826       $ 15,410       $  6,899
                                                      ----------------------------------------
                                                      ----------------------------------------
  Net income per share (Notes 1 and 7) . . . . . .    $   2.41       $   1.40       $    .63
                                                      ----------------------------------------
                                                      ----------------------------------------
----------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS

                                                                     Years Ended December 31,
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)           1995           1994           1993
----------------------------------------------------------------------------------------------
Balance at beginning of year . . . . . . . . . . .    $ 61,178       $ 49,409       $ 45,421
Net income . . . . . . . . . . . . . . . . . . . .      26,826         15,410          6,899
  Cash dividends--$.54 per
  share in 1995, $.33 per
  share in 1994 and $.27 per
  share in 1993 (Note 7) . . . . . . . . . . . . .      (6,006)        (3,641)         (2,911)
                                                      ----------------------------------------
Balance at end of year . . . . . . . . . . . . . .    $ 81,998       $ 61,178        $ 49,409
                                                      ----------------------------------------
                                                      ----------------------------------------
----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                             A. M. CASTLE & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


                                                                              Years Ended December 31,
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS                                                       1995           1994           1993
--------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash (Note 1). . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    667        $   976       $  1,528
  Accounts receivable, less allowances of $600 . . . . . . . . . . . .    63,408         58,892         49,048
  Inventories--principally on last-in, first-out
    basis (latest cost higher by approximately $66,300
    in 1995, $51,700 in 1994 and $45,600 in 1993) (Note 1) . . . . . .    97,766         98,215        101,572
                                                                        ---------------------------------------
    Total current assets . . . . . . . . . . . . . . . . . . . . . . .   161,841        158,083        152,148
                                                                        ---------------------------------------
Prepaid expenses and other assets (Note 1) . . . . . . . . . . . . . .    16,245         13,854         11,088
                                                                        ---------------------------------------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,955          4,062          4,115
  Buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    35,485         34,716         34,875
  Machinery and equipment. . . . . . . . . . . . . . . . . . . . . . .    64,535         59,497         57,028
                                                                        ---------------------------------------
                                                                         104,975         98,275         96,018
  Less--accumulated depreciation . . . . . . . . . . . . . . . . . . .    60,512         57,085         55,044
                                                                        ---------------------------------------
                                                                          44,463         41,190         40,974
                                                                        ---------------------------------------
  Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $222,549       $213,127       $204,210
                                                                        ---------------------------------------
                                                                        ---------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 60,969       $ 61,282       $ 49,982
  Accrued payroll and employees benefits (Note 6). . . . . . . . . . .     8,681          9,843          5,982
  Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . .     4,095          4,861          3,512
  Current and deferred income taxes (Note 1 and 3) . . . . . . . . . .       958          2,321          1,199
  Current portion of long-term debt (Note 4) . . . . . . . . . . . . .     2,756          3,831          5,435
                                                                        ---------------------------------------
     Total current liabilities . . . . . . . . . . . . . . . . . . . .    77,459         82,138         66,110
                                                                        ---------------------------------------
Long-term debt, less current portion (Note 4). . . . . . . . . . . . .    28,015         38,351         58,024
                                                                        ---------------------------------------
Deferred income taxes (Notes 1 and 3). . . . . . . . . . . . . . . . .    10,893          7,772          8,067
                                                                        ---------------------------------------
Postretirement benefit obligation (Note 6) . . . . . . . . . . . . . .     2,819          2,525          2,466
                                                                        ---------------------------------------
Stockholders' equity (Notes 1 and 7)
  Common stock, without par value--authorized
     15,000,000 shares; issued and outstanding 11,155,764
     in 1995, 11,079,645 in 1994, and 10,917,474 in 1993 . . . . . . .    25,441         24,114         21,938
  Earnings reinvested in the business  . . . . . . . . . . . . . . . .    81,998         61,178         49,409
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       229            244            168
  Treasury stock, at cost (639,414 shares in 1995, 596,441 shares
     in 1994, and 494,220 shares in 1993). . . . . . . . . . . . . . .    (4,305)        (3,375)        (1,972)
                                                                        ---------------------------------------
     Total stockholders' equity. . . . . . . . . . . . . . . . . . . .   103,363         82,161         69,543
                                                                        ---------------------------------------
Total liabilities and stockholders' equity . . . . . . . . . . . . . .  $222,549       $213,127       $204,210
                                                                        ---------------------------------------
                                                                        ---------------------------------------
---------------------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                              A.M. CASTLE & CO. AND SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                         Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                                  1995      1994      1993
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
   Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $26,826   $15,410   $ 6,899
Adjustments to reconcile net income to net cash provided from operating activities
      Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,459     4,603     4,784
      Gain on sale of facilities/equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (90)     (106)      (18)
      Increase (decrease) in deferred taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,121      (295)      230
      (Increase) in prepaid expenses and other assets. . . . . . . . . . . . . . . . . . . . . . . .     (2,391)   (2,766)   (1,141)
      Vested portion of restricted stock awards. . . . . . . . . . . . . . . . . . . . . . . . . . .        161        68        --
      Increase in postretirement benefit obligation. . . . . . . . . . . . . . . . . . . . . . . . .        294        59       302
                                                                                                       ----------------------------

Cash provided from operating activities before changes in current accounts . . . . . . . . . . . . .     32,380    16,973    11,056
                                                                                                       ----------------------------

   Increase (decrease) from changes in:
      Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (4,516)   (9,844)   (4,053)
      Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        449     3,357    (5,204)
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (313)   11,300    (1,615)
      Accrued payroll and employee benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,162)    3,861     1,898
      Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (766)    1,349      (144)
      Current and deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (1,363)    1,122      (602)
                                                                                                       ----------------------------

Net increase (decrease) from changes in current accounts . . . . . . . . . . . . . . . . . . . . . .     (7,671)   11,145    (9,720)
                                                                                                       ----------------------------

Net cash provided from operating activities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     24,709    28,118     1,336
                                                                                                       ----------------------------

Cash flows from investing activities
   Proceeds from sales of facilities/equipment (Note 5). . . . . . . . . . . . . . . . . . . . . . .      4,140     3,213     2,083
   Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (11,782)   (7,926)   (4,621)
                                                                                                       ----------------------------

Net cash from investing activities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (7,642)   (4,713)   (2,538)
                                                                                                       ----------------------------

Cash flows from financing activities
   Proceeds from issuance of long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,685     4,409    10,066
   Repayments of long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (16,276)  (25,506)   (5,193)
   Dividends paid. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (6,006)   (3,641)   (2,911)
   Net proceeds from issuance of stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        236       705         8
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        (15)       76        67
                                                                                                       ----------------------------

Net cash provided from (used by) financing activities. . . . . . . . . . . . . . . . . . . . . . . .    (17,376)  (23,957)    2,037

                                                                                                       ----------------------------

Net increase (decrease) in cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (309)     (552)      835
Cash--beginning of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        976     1,528       693
                                                                                                       ----------------------------

Cash--end of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   667   $   976   $ 1,528
                                                                                                       ----------------------------
                                                                                                       ----------------------------

Supplemental disclosures of cash flow information
   Cash paid during the year for-
      Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 3,045   $ 3,435   $ 4,106
                                                                                                       ----------------------------

      Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $15,750   $ 9,057   $ 5,084
                                                                                                       ----------------------------

------------------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                             A. M. CASTLE & CO. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(1)  PRINCIPAL ACCOUNTING POLICIES AND BUSINESS DESCRIPTION

NATURE OF OPERATIONS -- The Company is an industrial distributor of specialty metals including carbon, alloy, and stainless steels; nickel alloys; aluminum; titanium, copper and brass; throughout the United States and Canada. The customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized ones in various industries primarily within the producer durable equipment sector.

BASIS OF PRESENTATION -- The financial statements include A. M. Castle & Co. (the Company) and its subsidiaries. All intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES -- The financial statements have been prepared in accordance with generally accepted accounting principles which necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts.

CASH -- For the purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents.

INVENTORIES -- Substantially all inventories are stated at the lower of last in, first-out (LIFO) cost of market. The Company values its LIFO increments using the costs of its latest purchases during the years reported.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost and include assets held under capitalized leases. Major renewals and betterments are capitalized, while maintenance and repairs which do not substantially improve or extend the useful lives of the respective assets are expensed currently. When properties are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.
     The Company provides for depreciation of plant and equipment by charging against income amounts sufficient to amortize the cost of properties over their estimated useful lives (buildings -- 12 to 40 years; machinery and equipment -- 5 to 20 years). Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Included in depreciation expense is the amortization of assets under capital leases.

INCOME TAXES -- Income tax provisions are based on income reported for financial statement purposes.

RETIREMENT PLAN COSTS -- The Company accrues and funds its retirement plans based on amounts, as determined by an independent actuary, necessary to maintain the plans on an actuarially sound basis. The Company also provides certain health care and life insurance benefits for retired employees. The cost of these benefits are recognized in the financial statements during the employee's active working career.

STOCK OPTIONS -- When stock options are exercised, proceeds from the sale of common stock issued under those options are credited to common stock. No charges or credits are made to income for stock options. In 1995, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 123 "Accounting for Stock Based Compensation". The Company will continue to account for stock options as described above. As such, the financial statement effect of this new standard will be limited to additional required footnote disclosures in 1996.

RESTRICTED STOCK AWARDS -- Upon issuance of restricted stock, compensation expense and the amount charged to stockholders' equity is determined by the market value at the date of the grant, which is recognized ratably over the vesting period.

NET INCOME PER SHARE -- Net income per share has been computed based on weighted average common shares outstanding during the year -- 11,115,038 in 1995, 11,033,356 in 1994 and 10,915,472 in 1993. The number of shares of 1993 have been restated to reflect a 50% stock dividend in 1994.

GOODWILL -- Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40 year period. The unamortized balance at December 31, 1995 of $690,000 is reflected on the consolidated balance sheet under prepaid expense and other assets.

(2)  SHORT-TERM DEBT

Short-term borrowing activity was as follows (in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       1995             1994          1993
--------------------------------------------------------------------------------
Maximum borrowed . . . . . . . . . .   $7,450         $6,975         $9,475
Average borrowed . . . . . . . . . .    1,947          2,638          3,055
Average interest rate
  during the year. . . . . . . . . .      6.1%           4.3%           3.4%
--------------------------------------------------------------------------------

(3) INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's Federal and state deferred tax liabilities and assets as of December 31, 1995, 1994 and 1993 are as follows (in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       1995             1994          1993
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation . . . . . . . . . . .   $5,666         $5,119         $5,211
  Inventory, net . . . . . . . . . .    2,799          3,991          1,675
  Pension. . . . . . . . . . . . . .    5,030          2,617          2,644
  Other, net . . . . . . . . . . . .      (59)          (101)           400
                                      ------------------------------------------
  Net deferred liabilities . . . . .   13,436         11,626          9,930
Deferred tax assets:
  Postretirement benefits. . . . . .    1,271          1,155          1,132
                                      ------------------------------------------
  Net deferred tax liabilities . . .  $12,165        $10,471         $8,798
                                      ------------------------------------------
                                      ------------------------------------------

                                             A. M. CASTLE & CO. AND SUBSIDIARIES



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

    The components of the provision (benefit) for deferred Federal income tax for the years ended December 31, 1995, 1994 and 1993, are as follows (in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       1995             1994          1993
--------------------------------------------------------------------------------
Depreciation . . . . . . . . . . . .  $   415         $   (4)         $ (56)
Inventory, net . . . . . . . . . . .   (1,124)         2,013           (516)
Pension. . . . . . . . . . . . . . .      963             16            342
Other, net . . . . . . . . . . . . .     (326)          (551)            89
                                      ------------------------------------------
                                      $   (72)        $1,474          $(141)
                                      ------------------------------------------
                                      ------------------------------------------
--------------------------------------------------------------------------------

    A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually provided is as follows (in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       1995             1994          1993
--------------------------------------------------------------------------------
Federal income tax at statutory
  rates. . . . . . . . . . . . . . .  $15,517         $8,853         $3,948
State income taxes, net of Federal
  income tax benefits. . . . . . . .    2,248          1,223            603
Net operating loss carry-forward . .     (296)          (296)            98
Other. . . . . . . . . . . . . . . .       39            104             63
                                      ------------------------------------------
                                      $17,508         $9,884         $4,712
                                      ------------------------------------------
                                      ------------------------------------------
--------------------------------------------------------------------------------

(4) LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 1995, 1994 and 1993 (in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       1995             1994          1993
--------------------------------------------------------------------------------
Revolving credit agreement
  (a)(c) . . . . . . . . . . . . . .   $7,640        $20,076        $40,678
9.3% insurance company term
  loan, due in equal installments
  through 2000 . . . . . . . . . . .    8,320          9,990         11,660
7.53% insurance company term
  loan due in equal installments
  from 1999 through 2005 . . . . . .    4,600             --             --
Industrial development revenue
  bonds at variable rates, due in
  varying amounts through
  2010 (b)(c). . . . . . . . . . . .    8,700          8,800          6,342
11.5% insurance company term
  loan, due in equal installments
  through 1995 . . . . . . . . . . .       --          1,500          3,000
Canadian bank term loan at
  variable rates, final payment
  in 1996. . . . . . . . . . . . . .      825          1,158          1,605
Other. . . . . . . . . . . . . . . .      686            838            174
                                      ------------------------------------------
Total. . . . . . . . . . . . . . . .   30,771         42,362         63,459
Less -- current portion. . . . . . .   (2,756)        (3,831)        (5,435)
                                      ------------------------------------------
Total long-term portion. . . . . . .  $28,015        $38,531        $58,024
                                      ------------------------------------------
                                      ------------------------------------------
--------------------------------------------------------------------------------

The carrying value of long term debt does not differ materially from their estimated fair value as of December 31,1995.

(a) The Company has revolving credit agreements of $70 million domestically and $6.2 million with a Canadian bank. The credit facilities are five-year revolvers, extended annually by mutual agreement, and the Canadian facility has a four-year equal amortization term option. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.
    Interest rate options on the domestic facility are based on Eurodollar Interbank Rates, Reference Rates or competitive Bid Rates from five participating banks. A commitment fee of .175% of the unused portion of the commitment is required on the domestic facility.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain minimum funded debt to total capitalization ratios. At December 31, 1995, the Company was in compliance with all restrictive covenants.

(d) Aggregate annual principal payments required on the noncurrent portion of long-term debt (including obligations under capital leases) are due as follows (in thousands):

--------------------------------------------------------------------------------
1997 $1,953        1998  $2,070        1999  $2,665        2000  $2,497
     ------              ------              ------              ------
     ------              ------              ------              ------
--------------------------------------------------------------------------------

    Total net book value of assets collateralized under financing arrangements approximated $2.1 million at December 31, 1995.
    Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $.1 million in 1995, 1994 and 1993.

(5) LEASE AGREEMENTS

(a) Description of leasing arrangements -- The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases -- Obligations under capitalization of leases are not significant.

(c) Operating leases -- Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1995, are as follows (in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Year ending December 31,
--------------------------------------------------------------------------------
    1996 . . . . . . . . . . . . . . . . . . . . . . .        $ 5,888
    1997 . . . . . . . . . . . . . . . . . . . . . . .          5,437
    1998 . . . . . . . . . . . . . . . . . . . . . . .          4,239
    1999 . . . . . . . . . . . . . . . . . . . . . . .          3,483
    2000 . . . . . . . . . . . . . . . . . . . . . . .          2,568
    Later years. . . . . . . . . . . . . . . . . . . .          3,727
                                                              -------
Total minimum payments required. . . . . . . . . . . .        $25,342
                                                              -------
                                                              -------
--------------------------------------------------------------------------------

                                            A.M. CASTLE AND CO. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(d) Rental expense - Total rental payments charged to expense were $7.8 million in 1995, $7.4 million in 1994 and $7.0 million in 1993.

(e) Sale and leaseback of assets - During 1995, 1994 and 1993 the Company sold and leased back equipment under operating leases with terms ranging from five to seven years. The assets sold at approximately net book value for proceeds of $4,059,000, $2,618,000 and $2,063,000 respectively. The 1995 and 1994 leases allow for a purchase option at the end of the lease term of $1,349,000 for the 1995 leases and $1,101,000 for the 1994 lease. The 1993 lease allows for a purchase option at the end of six years of $662,000. Annual rentals are $615,000 for the 1995 leases $482,000 for the 1994 leases, and $342,000 for the 1993 the lease transaction.

(6)  RETIREMENT, PROFIT-SHARING AND INCENTIVE PLANS

Substantially all employees who meet certain requirements of age, length of service and hours worked per year are covered by Company-sponsored retirement plans. These retirement plans are defined benefit, noncontributory plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average earnings.
     The assets of the Company-sponsored plans are maintained in a single trust account. The majority of the trust assets are invested in common stock mutual funds, insurance contracts, real estate funds and corporate bonds. The Company's funding policy is to satisfy the minimum funding requirements of ERISA.
     The net pension credits in 1995, 1994 and 1993 were composed of the following (in thousands):

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                             1995         1994        1993
----------------------------------------------------------------------------
Normal service cost.......................  $ 1,302     $ 1,318     $ 1,188
Interest cost on projected
   benefit obligation.....................    3,929       3,612       3,414
Actual return on plan assets..............  (10,314)       (820)     (4,203)
Net amortization and deferral.............    4,866      (4,145)       (906)
                                            --------------------------------
Net pension credit........................  $  (217)    $   (35)    $  (507)
                                            --------------------------------
                                            --------------------------------
----------------------------------------------------------------------------

The status of the plans at December 31, 1995, 1994 and 1993, was as follows:

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                             1995         1994        1993
----------------------------------------------------------------------------
Actuarial present value of
   vested benefit obligation..............  $45,519     $36,617     $38,125
Plus - Nonvested benefit
   obligation.............................    3,180       2,945       3,703
                                            --------------------------------
Vested and nonvested accumulated
   benefit obligation.....................   48,699      39,562      41,828
Plus - Projected salary
   increases benefit obligation...........    9,407       4,816       5,380
                                            --------------------------------
Projected benefit obligation..............   58,106      44,378      47,208
Plan assets at fair market value..........   57,222      46,508      48,514
                                            --------------------------------
Plan assets in excess of (less than)
   projected benefit obligation...........     (884)      2,130       1,306
Items not yet recognized in earnings:
Unrecognized net transitional
   assets.................................     (976)     (1,952)     (3,084)
Unrecognized net loss.....................   10,649       4,791       6,336
Unrecognized prior-service cost...........    1,148       1,353       1,561
                                            --------------------------------
Pension prepaid recognized
   on the consolidated balance
   sheets at December 31..................  $ 9,937     $ 6,322     $ 6,119
                                            --------------------------------
                                            --------------------------------
----------------------------------------------------------------------------

    The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                              1995        1994        1993
----------------------------------------------------------------------------
Discount rate.............................    7.25%       8.75%       7.75%
Projected annual salary increases.........    4.75        4.75        4.75
Expected long-term rate of
   return on plan assets..................    9.50        9.50        9.50
----------------------------------------------------------------------------

    The Company has profit sharing plans for the benefit of salaried and other eligible employees (including officers). The Company's profit sharing plan includes features under Section 401(k) of the Internal Revenue Code. The Plan includes a provision whereby the Company partially matches employee contributions up to a maximum of 6 % of the employees' salary. The plan also includes a supplemental contribution feature whereby a Company contribution would be made to all eligible employees upon achievement of specific return on investment goals as defined by the plan.
    The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objectives, of their respective operating units.
Incentives are paid to corporate officers on the basis of total Company performance against objective. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year end. The amounts

                                            A.M. CASTLE AND CO. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

charged to income are summarized below (in thousands):

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                             1995         1994        1993
----------------------------------------------------------------------------
Profit sharing and 401-K .................  $2,258      $2,224      $ 244
                                            --------------------------------
Management incentive .....................  $2,966      $2,678     $1,412
                                            --------------------------------
                                            --------------------------------
----------------------------------------------------------------------------

    The Company provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans.
    Net postretirement benefit cost for 1995, 1994 and 1993 includes the following components (in thousands):

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                             1995         1994        1993
----------------------------------------------------------------------------
Service cost .............................  $ 154       $ 128       $ 129
Interest cost on accumulated
  postretirement benefit
  obligation .............................    313         238         233
Amortization of unrecognized
   prior service cost                         (26)         17         (26)
Amortization of unrecognized
   net (gain) or loss ....................     49         (25)          8
                                            --------------------------------
Net periodic postretirement
   benefit cost ..........................  $ 490       $ 358       $ 344
                                            --------------------------------
                                            --------------------------------
----------------------------------------------------------------------------

    The following is a reconciliation between the plan's funded status and the accrued postretirement benefit obligation as reflected on the balance sheet as of December 31,1995, 1994 and 1993 (in thousands):

----------------------------------------------------------------------------
----------------------------------------------------------------------------
                                             1995         1994        1993
----------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation:
Retirees .................................  $ 2,003     $ 1,354     $ 1,491
Fully eligible active plan
   participants ..........................      147         149         214
Other active plan participants ...........    3,088       1,524       1,560
                                            --------------------------------
                                              5,238       3,027       3,265
Unrecognized prior service
  cost ...................................     (480)        238         264
Unrecognized net loss ....................   (1,523)       (324)       (647)
                                            --------------------------------
Accrued postretirement
   benefit obligation.....................  $ 3,235     $ 2,941     $ 2,882
                                            --------------------------------
                                            --------------------------------
----------------------------------------------------------------------------


    Future benefit costs were estimated assuming medical costs would increase at a 11.75% annual rate for the first year, with annual increases decreasing by 0.5% per year for two years, and 1% per year thereafter until an ultimate trend rate of 5 3/4% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31,1995 by $342,000 with no significant effect on the 1995 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1995, 8.75% in 1994 and 7.75% in 1993.

(7) COMMON STOCK

    On July 28, 1994, the Company declared a 50% stock dividend which was accounted for as a 3-for-2 stock split and had no effect on common stock or reinvested earnings. All per share amounts presented reflect the effect of the 50% stock dividend on a retroactive basis.
    Changes in the common and treasury stocks accounts during 1995, 1994, and 1993 were as follows (dollars in thousands):

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         Common Stock          Treasury Stock
                                   Shares
                                   Issued           Amount    Shares     Amount
--------------------------------------------------------------------------------
December 31, 1992. . . . . . . .  11,396,394       $21,813    482,331    $1,855
Stock options
  exercised. . . . . . . . . . .      15,300           125     11,709       115
Other. . . . . . . . . . . . . .         ---           ---        180         2
                                  ----------------------------------------------
December 31, 1993. . . . . . . .  11,411,694        21,938    494,220     1,972
Stock Options
  exercised. . . . . . . . . . .     252,962         2,108    102,344     1,404
Other. . . . . . . . . . . . . .      11,430            68       (123)       (1)
                                  ----------------------------------------------
December 31, 1994. . . . . . . .  11,676,086        24,114    596,441     3,375
Stock options
  Exercised. . . . . . . . . . .     105,644         1,166     42,953       930
Other. . . . . . . . . . . . . .      13,448           161         20       ---
                                  ----------------------------------------------
DECEMBER 31, 1995. . . . . . . .  11,795,178       $25,441    639,414    $4,305
                                  ----------------------------------------------
                                  ----------------------------------------------
--------------------------------------------------------------------------------

    The Company has long-term stock incentive and stock option plans for the benefit of officers, directors and key management employees. The 1989 Long-Term Incentive Plan authorized up to 337,500 shares of common stock for use under the Plan. Compensation expense under this plan is recognized ratably over the employee's vesting period as determined by the Plan. In 1995 13,448 shares were awarded and compensation expense in the amount of $275,000 was recognized. In 1994 11,858 shares were awarded and compensation expense in the amount of $117,000 was recognized. No shares were awarded under this plan in 1993.
    In January 1990 the Board or Directors authorized the issuance of restricted stock and incentive options. Restricted stock awards involve shares issued immediately, or at a future date, upon fulfillment of stated conditions. Incentive stock options become exercisable beginning one year from date of grant and expire five years from date of grant it not exercised.
 The 1990 Restricted Stock and Stock Option Plan authorizes the issuance of up to 525,000 shares of common stock for use under the plan. A summary of plan transactions for 1995, 1994 and 1993 is as follows:

                                              A.M. CASTLE & CO. AND SUBSIDIARIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

----------------------------------------------------
----------------------------------------------------
                       Option         Exercise
                       Shares           Price
----------------------------------------------------
December 31, 1993 ...  330,450       7.833 - 8.833
Granted .............  168,750           15.083
Forfeitures..........       --             --
Exercised............ (252,962)      7.833 - 8.833
                     -------------------------------
December 31, 1994....  246,238       7.833 -15.083
Granted..............       --             --
Forfeitures..........   (2,100)           8.833
Exercised............ (105,644)      7.833 -15.083
                     -------------------------------
December 31, 1995      138,494       7.833 -15.083
                     -------------------------------
                     -------------------------------
---------------------------------------------------


In 1995, The shareholders approved the adoption of the 1995 Directors Stock Option plan which authorizes the issuance of up to 150,000 shares of common stock under the plan. On June 1, 1995, 8,000 option shares were granted at an option price of $15.125 per share.

(8) CONTINGENT LIABILITIES

The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.
    The Company was contingently liable as endorser on discounted trade acceptances aggregating $6.3 million at December 31, 1995. Also, the company has $3.1 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.

(9)  SUBSEQUENT EVENT - ACQUISITION

On January 2, 1996 the Company acquired 100% of the common stock of Total Plastics, Inc. a Michigan based plastics distributor. The acquisition will be accounted for as a purchase and, accordingly, the results of operations will be included in the Company's consolidated financial statements commencing January 2, 1996.

(10)  SELECTED QUARTERLY DATA (UNAUDITED)

The unaudited quarterly results of operations for 1995 and 1994 are as follows (dollars in thousands, except per share data - Note 7):

-------------------------------------------------------------
-------------------------------------------------------------
                      First      Second     Third     Fourth
                     Quarter     Quarter   Quarter   Quarter
-------------------------------------------------------------
1995 QUARTERS
NET SALES..........  $169,056   $163,080   $149,023  $146,667
GROSS PROFIT.......    47,299     44,784     40,726    40,589
NET INCOME ........   $ 8,246    $ 6,839    $ 5,393   $ 6,348
NET INCOME
  PER SHARE .......    $  .74     $  .62     $  .48   $   .57

1994 quarters
Net Sales .........  $133,848   $131,821   $132,187  $138,712
Gross Profit ......    36,347     34,898     35,899    38,038
Net income ........   $ 3,642    $ 3,353    $ 3,782   $ 4,633
Net income
  per share .......     $ .33      $ .30      $ .34     $ .42
-------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS
OF A.M. CASTLE & CO.:

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 1995, 1994 and 1993, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates may by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Castle & Co. and Subsidiaries as of December 31, 1995, 1994 and 1993, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

ARTHUR ANDERSON LLP

Chicago, Illinois
February 5, 1996

                                              A.M. CASTLE & CO. AND SUBSIDIARIES

CONSOLIDATED ELEVEN-YEAR FINANCIAL AND
OPERATING SUMMARY

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)                1995           1994      1993
--------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL   Tons sold (in thousands). . . . . . . . . . . . . . . .            343            338       308
SUMMARY OF     Net sales . . . . . . . . . . . . . . . . . . . . . . .         $627.8         $536.6    $474.1
EARNINGS       Cost of sales . . . . . . . . . . . . . . . . . . . . .          454.4          391.4     351.8
                                                                               ------         ------    ------
               Gross profit. . . . . . . . . . . . . . . . . . . . . .          173.4          145.2     122.3
                 Operating expenses. . . . . . . . . . . . . . . . . .          121.7          112.1     102.1
                 Depreciation. . . . . . . . . . . . . . . . . . . . .            4.5            4.6       4.8
                                                                               ------         ------    ------
               Profit from operations. . . . . . . . . . . . . . . . .           47.2           28.5      15.4
                 Interest expense, net . . . . . . . . . . . . . . . .            2.9            3.2       3.8
                                                                               ------         ------    ------
               Income before income taxes. . . . . . . . . . . . . . .           44.3           25.3      11.6
                 Income taxes. . . . . . . . . . . . . . . . . . . . .           17.5            9.9       4.7
                                                                               ------         ------    ------
               Net income. . . . . . . . . . . . . . . . . . . . . . .           26.8           15.4       6.9
               Cash dividends. . . . . . . . . . . . . . . . . . . . .            6.0            3.6       2.9
                                                                               ------         ------    ------
               Reinvested earnings . . . . . . . . . . . . . . . . . .         $ 20.8         $ 11.8    $  4.0
                                                                               ------         ------    ------
                                                                               ------         ------    ------
--------------------------------------------------------------------------------------------------------------
SHARE DATA     Number of shares outstanding at year-end (in thousands)         11,156         11,080    10,917
(NOTE 7)       Net income per share. . . . . . . . . . . . . . . . . .         $ 2.41         $ 1.40    $  .63
               Cash dividends per share. . . . . . . . . . . . . . . .         $  .54         $  .33    $  .27
               Book value per share. . . . . . . . . . . . . . . . . .         $ 9.26         $ 7.42    $ 6.37
--------------------------------------------------------------------------------------------------------------
FINANCIAL      Working capital . . . . . . . . . . . . . . . . . . . .         $ 84.4         $ 76.0    $ 86.1
POSITION       Property, plant and equipment, net. . . . . . . . . . .         $ 44.5         $ 41.2    $ 41.0
AT YEAR-END    Total assets. . . . . . . . . . . . . . . . . . . . . .         $222.5         $213.1    $204.2
               Short-term debt . . . . . . . . . . . . . . . . . . . .         $   --         $   --    $   --
               Long-term debt. . . . . . . . . . . . . . . . . . . . .         $ 28.0         $ 38.5    $ 58.0
               Stockholders' equity. . . . . . . . . . . . . . . . . .         $103.4         $ 82.2    $ 69.5
--------------------------------------------------------------------------------------------------------------
FINANCIAL      Return on sales . . . . . . . . . . . . . . . . . . . .            4.3%           2.9%      1.5%
RATIOS         Asset turnover. . . . . . . . . . . . . . . . . . . . .            2.8            2.5       2.3
               Return on assets. . . . . . . . . . . . . . . . . . . .           12.0%           7.2%      3.4%
               Leverage factor . . . . . . . . . . . . . . . . . . . .            2.7            3.1       3.1
               Return on opening stockholders' equity. . . . . . . . .           32.6%          22.2%     10.5%
               Percent earnings reinvested . . . . . . . . . . . . . .           77.6%          76.6%     58.0%
               Percent increase (decrease) in equity . . . . . . . . .           25.8%          18.3%      6.1%
--------------------------------------------------------------------------------------------------------------
OTHER DATA     Additions to property, plant and equipment. . . . . . .         $ 11.8         $  7.9    $  4.6
               Stockholders at year-end. . . . . . . . . . . . . . . .          1,618          1,639     1,625
               Employees at year-end . . . . . . . . . . . . . . . . .          1,231          1,185     1,204
               Per employee data (in thousands)
                 Net sales . . . . . . . . . . . . . . . . . . . . . .         $510.0         $452.8    $393.8
                 Gross profit. . . . . . . . . . . . . . . . . . . . .         $140.8         $122.5    $101.6
                 Operating expenses, including depreciation. . . . . .         $102.5         $ 98.5    $ 88.8
                 Profit from operations. . . . . . . . . . . . . . . .         $ 38.3         $ 24.0    $ 12.8

--------------------------------------------------------------------------------------------------------------

THIS SCHEDULE IS PREPARED REFLECTING ACCOUNTING CHANGES AS REQUIRED OR ALLOWED TO MORE FAIRLY PRESENT THE RESULTS OF OPERATIONS OVER THE ELEVEN-YEAR PERIOD. STATEMENTS FOR YEARS PRECEDING THESE CHANGES HAVE NOT BEEN REVISED TO REFLECT THEIR RETROACTIVE APPLICATION OF THESE CHANGES. REFER TO PRIOR YEAR ANNUAL REPORTS FOR SPECIFIC ACCOUNTING CHANGES.

(1) 1992 net income represents the net results from operations before the cumulative prior years' effect of adopting SFAS No. 106 and SFAS No. 109.

                                              A.M. CASTLE & CO. AND SUBSIDIARIES

CONSOLIDATED ELEVEN-YEAR FINANCIAL AND
OPERATING SUMMARY



----------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER
SHARE DATA-NOTE 7)                                       1992     1991      1990      1989      1988      1987      1986     1985
----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL  Tons sold (in thousands) . . . . . . . .     249       234       248       255       277      258       231      211
SUMMARY OF    Net sales. . . . . . . . . . . . . . . .  $423.9    $436.4    $478.9    $501.1    $499.3   $376.1    $322.9   $307.2
EARNINGS      Cost of sales. . . . . . . . . . . . . .   313.7     331.1     363.6     380.6     375.1    282.1     240.6    224.0
                                                        ------    ------    ------    ------    ------   ------    ------   ------
              Gross profit . . . . . . . . . . . . . .   110.2     105.3     115.3     120.5     124.2     94.0      82.3     83.2
                Operating expenses . . . . . . . . . .    94.9      92.8      97.5      96.7      92.6     74.9      74.6     70.1
                Depreciation . . . . . . . . . . . . .     4.9       5.3       5.2       4.4       3.9      3.7       3.6      3.3
                                                        ------    ------    ------    ------    ------   ------    ------   ------
              Profit from operations . . . . . . . . .    10.4       7.2      12.6      19.4      27.7     15.4       4.1      9.8
                Interest expense, net. . . . . . . . .     4.3       6.8       6.8       5.1       5.1      3.3       4.1      3.1
                                                        ------    ------    ------    ------    ------   ------    ------   ------
              Income before income taxes . . . . . . .     6.1        .4       5.8      14.3      22.6     12.1       0.0      6.7
                Income taxes . . . . . . . . . . . . .     2.7        .2       2.7       5.6       8.9      5.5      (0.1)     3.0
                                                        ------    ------    ------    ------    ------   ------    ------   ------
              Net income . . . . . . . . . . . . . . .     3.4%(1)    .2       3.1       8.7      13.7      6.6       0.1      3.7
              Cash dividends . . . . . . . . . . . . .     2.9       3.9       4.9       4.7       3.5      3.0       3.0      2.8
                                                        ------    ------    ------    ------    ------   ------    ------   ------
              Reinvested earnings. . . . . . . . . . .  $  0.5    $ (3.7)   $ (1.8)   $  4.0    $ 10.2   $  3.6    $ (2.9)  $  0.9
                                                        ------    ------    ------    ------    ------   ------    ------   ------
                                                        ------    ------    ------    ------    ------   ------    ------   ------
----------------------------------------------------------------------------------------------------------------------------------
SHARE DATA    Number of shares outstanding at
(NOTE 7)        year-end (in thousands). . . . . . . .  10,914    10,914    10,893    10,830    10,785   10,705    10,660   10,632
              Net income per share . . . . . . . . . .  $  .31    $  .02    $  .29    $  .80    $ 1.27   $  .62    $  .01   $  .35
              Cash dividends per share . . . . . . . .  $  .27    $  .36    $  .45    $  .43    $  .32   $  .28    $  .29   $  .26
              Book value per share . . . . . . . . . .  $ 6.00    $ 5.93    $ 6.27    $ 6.44    $ 6.07   $ 5.17    $ 4.83   $ 5.10
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL     Working capital. . . . . . . . . . . . .  $ 75.3    $ 79.7    $ 89.9    $ 75.8    $ 89.0   $ 47.9    $ 47.5   $ 50.5
POSITION      Property, plant and equipment, net . . .  $ 43.2    $ 47.4    $ 54.8    $ 45.3    $ 39.4   $ 35.7    $ 38.4   $ 35.8
AT YEAR-END   Total assets . . . . . . . . . . . . . .  $195.2    $190.4    $226.6    $202.3    $211.9   $158.7    $145.6   $138.3
              Short-term debt. . . . . . . . . . . . .      --    $   .2    $ 11.9    $   .5    $   --   $  6.0    $ 14.0   $  2.0
              Long-term debt . . . . . . . . . . . . .  $ 53.0    $ 63.3    $ 76.7    $ 51.0    $ 61.0     27.8    $ 30.8   $ 30.2
              Stockholders' equity . . . . . . . . . .  $ 65.5    $ 64.7    $ 68.3    $ 69.7    $ 65.5   $ 55.3    $ 51.5   $ 54.2
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL     Return on sales. . . . . . . . . . . . .     0.8%      0.1%      0.7%      1.7%      2.7%     1.8%      0.1%     1.2%
RATIOS        Asset turnover . . . . . . . . . . . . .     2.2       2.3       2.1       2.5       2.4      2.3       2.2      2.2
              Return on assets . . . . . . . . . . . .     1.7%      0.1%      1.4%      4.3%      6.5%     4.2%      0.1%     2.7%
              Leverage factor. . . . . . . . . . . . .     3.0       2.8       3.3       3.1       3.8      3.1       2.8      2.6
              Return on opening stockholders' equity .     5.2%      0.3%      4.5%     13.2%     24.7%    12.9%      0.2%     7.0%
              Percent earnings reinvested. . . . . . .    14.7%       --%       --%     46.3%     74.8%    54.0%       --%    24.3%
              Percent increase (decrease) in equity. .     1.2%     (5.3%)    (2.0%)     6.4%     18.5%     7.3%     (5.0%)    2.1%
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA    Additions to property, plant and
              equipment. . . . . . . . . . . . . . . .  $  1.8    $  3.3    $ 13.4    $ 10.4    $  7.8   $  2.6    $  6.2   $  3.1
              Stockholders at year-end                   1,670     1,750     1,730     1,747     1,732    1,750     1,843    1,893
              Employees at year-end                      1,196     1,268     1,379     1,371     1,373    1,232     1,227    1,258
              Per employee data (in thousands)
                Net sales. . . . . . . . . . . . . . .  $354.4    $344.2    $347.3    $365.5    $363.7   $305.3    $263.2   $244.2
                Gross profit . . . . . . . . . . . . .  $ 92.1    $ 83.0    $ 83.6    $ 87.9    $ 90.5   $ 76.3    $ 67.0   $ 66.1
                Operating expenses, including
                  depreciation . . . . . . . . . . . .  $ 83.4    $ 77.4    $ 74.5    $ 73.7    $ 70.3   $ 63.8    $ 63.7   $ 58.3
                Profit from operations . . . . . . . .  $  8.7    $  5.6    $  9.1    $ 14.2    $ 20.2   $ 12.5    $  3.3   $  7.8


     LEFT TO RIGHT: Standing, W. Hall, D. Carroll, J. McCarter, J. Puth, W.
                    McDermott, M. Simpson, R. Mork
                    Seated, R. Hamada, E. Culliton, J. Keller, R. Virzi

     Castle's Board of Directors brings a rich and diverse range of experience to our company. We present them in this year's Annual Report to recognize their past and ongoing contributions to our growth and long-term success.

DIRECTORS

DANIEL T. CARROLL
Chairman
The Carroll Group, Inc.
a management consulting firm

EDWARD F. CULLITON
Vice President and
Chief Financial Officer

WILLIAM K. HALL
President & Chief Executive Officer
Eagle Industries, Inc.
a diversified manufacturing
company

ROBERT S. HAMADA
Dean
Graduate School of Business
University of Chicago

JOHN P. KELLER
President
Keller Group
an industrial manufacturing &
coal-mining company

JOHN W. MCCARTER, JR.
Senior Vice President
Booz, Allen & Hamilton, Inc.
a management consulting firm

WILLIAM J. MCDERMOTT
Retired President
Simpson Estates, Inc.
a private management firm

RICHARD G. MORK
President and
Chief Executive Officer

JOHN PUTH
Principle
J.W. Puth Associates
a consulting firm

MICHAEL SIMPSON
Chairman of the Board

RICHARD A. VIRZI
Retired President and
Chief Executive Officer
A.M. Castle & Co.

OFFICERS

MICHAEL SIMPSON
Chairman of the Board

RICHARD G. MORK
President and
Chief Executive Officer

EDWARD F. CULLITON
Vice President and
Chief Financial Officer

SVEN G. ERICSSON
Vice President-
International

FRITZ OPPENLANDER
Vice President-
Operations

M. BRUCE HERRON
Vice President-
Western Region

STEPHEN V. HOOKS
Vice President-
Midwest Region

RICHARD G. PHIFER
Vice President-
Eastern Region

ALAN D. RANEY
Vice President-
Advanced Materials Group

ROBERT A. ROSENOW
Vice President-
Plate & Carbon Products Group

GISE VAN BAREN
Vice President-
Alloy Products Group

JAMES A. PODOJIL
Treasurer-Controller

JERRY M. AUFOX
Secretary-
Legal Counsel

HY-ALLOY
STEELS CO.

GISE VAN BAREN
President and General Manager

TOTAL
PLASTICS, INC.

JOHN A. KOZACKI
President

STEVEN E. HULBERT
Vice President

GENERAL OFFICES
3400 North Wolf Road
Franklin Park, IL 60131
847/455-7111

GENERAL COUNSEL
Mayer, Brown & Platt

TRANSFER AGENT & REGISTRAR
American Stock Transfer
and Trust Company

COMMON STOCK TRADED
American Stock Exchange
Chicago Stock Exchange

INDEPENDENT AUDITORS
Arthur Andersen LLP

DIVIDEND REINVESTMENT PLAN

All registered holders of A. M. Castle & Co. common stock are eligible to participate in a convenient and economical Dividend Reinvestment Plan. Participants may also make voluntary cash payments. The company pays all commissions and fees associated with stock purchased under the Plan. If you own Castle common stock in "street name" (no certificates), please contact your brokerage firm for further information.

DIVIDEND PAYMENT DATES

Dividends are paid approximately four weeks following the regular Board meetings which are held on the fourth Thursday of January, April, July and October.

ANNUAL MEETING

The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 25, 1996 at 10 a.m. Central Daylight Savings Time. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131.

FORM 10-K

A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.


COMMON STOCK INFORMATION
Symbol CAS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           DIVIDENDS               STOCK PRICE RANGE
                         1995    1994          1995                 1994
--------------------------------------------------------------------------------
First quarter. . . . .  $ .12   $ .08    $ 12 1/4  $ 14 3/8   $ 11 1/8  $ 13 5/8
Second quarter . . . .    .12     .08      12 1/4    18 3/4     12 3/8    15 1/4
Third quarter. . . . .    .15     .08      18        25         12        16 3/8
Fourth quarter . . . .    .15     .09      22        28 1/4     12 1/8    14 3/4
                        -----   -----
                        $ .54   $ .33
                        -----   -----
                        -----   -----

--------------------------------------------------------------------------------

ATLANTA, BUFFALO, CHARLOTTE, CHICAGO, CINCINNATI, CLEVELAND, DALLAS, DETROIT, HOUSTON, KANSAS CITY, LOS ANGELES, MILWAUKEE, MINNEAPOLIS, PHILADELPHIA, PHOENIX, PITTSBURGH, SALT LAKE CITY, SAN DIEGO, STOCKTON, TULSA, WICHITA, WORCESTER

A. M. CASTLE & CO. (CANADA), INC., EDMONTON, MONTREAL, TORONTO, WINNIPEG; HY-ALLOY STEELS CO., CHICAGO; H-A INDUSTRIES, HAMMOND;
TOTAL PLASTICS, INC., ELK GROVE VILLAGE, FORT WAYNE, GRAND RAPIDS, KALAMAZOO; CASTLE DE MEXICO, S.A. DE C.V., MONTERREY

A.M.CASTLE & CO.
3400 NORTH WOLF ROAD, FRANKLIN PARK, IL 60131

                         APPENDIX TO A. M. CASTLE & CO.
                       1995 ANNUAL REPORT


1. On the bottom third of page 1 there are three bar graphs depicting net sales, net income and cash flow for operations in millions for the years 1992 through 1995. The graphs have the following informational points:

     Net sales shown in millions:

               Year                Net Sales
               ----                ---------
               1992                   $424
               1993                   $474
               1994                   $537
               1995                   $628

     The net income graphs, which is also shown in millions, has the following points:

               Year                Net Income
               ----                ----------
               1992                   $ 3.6
               1993                   $ 6.9
               1994                   $15.4
               1995                   $26.8

     The last graph, cash flow from operations, also depicted in millions, has the following points:

                                      Cash Flow
               Year                from Operations
               ----                ---------------
               1992                     $ 8.5
               1993                     $11.7
               1994                     $20.0
               1995                     $31.3

2. On page 2 in the upper quarter is a picture showing the Chairman of the board, Michael Simpson, next to the President and Chief Executive Officer, Richard G. Mork, against a library background showing books and a picture.

3. On page 5, there are two line graphs on the right hand side of the page. The first graph on top is total return on investment comparing a return of $100 invested in 1981 in Castle versus the S&P 500 and inflation. The base axis contains the years 1981 through 1995; the vertical axis starts with $100 to $1,900. The points on the graph are as follows:

          Year         Castle      S&P 500        Inflation
          ----         ------      -------        ---------
          1981          125.3        95.1           108.9
          1982          124.3       115.6           113.1
          1983          190.8       141.6           117.4
          1984          194.6       150.5           122.5
          1985          262.5       198.3           126.8
          1986          213.7       235.4           129.2
          1987          271.0       247.7           134.9
          1988          437.6       288.9           140.8
          1989          446.4       380.4           147.6
          1990          405.3       368.6           156.6
          1991          415.8       480.9           161.4
          1992          465.3       517.9           166.3
          1993          706.4       569.7           171.1
          1994          872.5       577.1           175.7
          1995        1,802.5       793.9           180.3

     The second like graph on page 5 in the lower right hand side is "Castle's Dividend Record", showing compound dividends over the years 1980 through 1995 compared to the S&P 500 compound dividend record. The vertical axis goes from $50 to $350. The plotted points for the graph are as follows:

          Year           Castle Year              S&P 500
          ----           -----------              -------
          1980             100.00                 100.00
          1981             120.47                 107.63
          1982             131.37                 111.53
          1983              78.89                 115.10
          1984             105.21                 122.24
          1985             145.68                 128.25
          1986             159.58                 134.42
          1987             160.00                 143.02
          1988             181.21                 157.95
          1989             244.21                 179.38
          1990             259.53                 196.43
          1991             206.68                 190.05
          1992             153.16                 200.97
          1993             153.21                 204.22
          1994             191.63                 213.96
          1995             316.11                 223.86

4. On page 6, the lower left hand quarter is a line graph comparing the growth in Castle's market versus the gross domestic product for the years 1991 through 1995. Plotted points are as follows:

          Year           PDE            GDP
          ----           ---            ---
          1991          100.0          100.0
          1992          106.2          102.3
          1993          125.3          105.5
          1994          147.3          109.8
          1995          167.5          112.9


     Also on page 6 in the lower right hand column is a three line graph showing
     Castle's growing market share for      Castle's core products, for Castle's
     total sales and the total industry growth shown for years 1985 through 1995. The vertical axis is the compound percentage growth in volume.

                      Core           Total          Total
          Year      Products          AMC          Industry
          ----      --------         -----         --------
          1985       100.0           100.0          100.0
          1986       116.3           109.5           95.1
          1987       135.8           122.3          107.6
          1988       153.0           131.5          114.1
          1989       146.3           121.4          113.0
          1990       144.7           115.8          114.7
          1991       136.1           107.4          106.0
          1992       144.1           112.1          114.7
          1993       174.4           137.7          117.9
          1994       193.7           150.4          143.5
          1995       208.0           162.3          147.6

5. On page 7 there is a circular pie chart showing Castle's market position in Castle's core products. The pie chart has a blue area accounting for 52% of its space and an additional 25% of its space is in orange, and the remainder of the pie charge is in red. The blue is #1 and relates to carbon alloy bars, nickel alloys, specialty and alloy plate. The orange with is approximately 25% shows us being #1 or #2 in stainless steel bars, cold finished and SPQ bars. The third piece of the pie chart is not captioned.

6. On page 8, there are two charts. The first, on the lower left hand portion of the page shows the years in which various locations of Castle obtained ISO certification. The chart is a bar chart with a base being years 1992 through 1996. The vertical scale is of the various locations and divisions of Castle. The chart shows that Hy-Alloy Steels became ISO certified in 1992; Franklin Park and the Strategic Products Group in 1993; in 1994 Cleveland and Houston received their ISO certifications; in 1995 all the remaining U.S. locations of A. M. Castle & Co. received their ISO certification. In 1996, ISO certification was obtained for the Canadian subsidiary and the Mexican joint venture.

     Also on page 8, the lower right hand side, is a line graph showing our systems sales growth for the years 1985 through 1995. The base is the years; the vertical axis is a percent of sales volume attributable to systems sales. The plotted points are as follows:

               Year                System Sales
               ----                ------------
               1985                     5.0%
               1986                    10.0%
               1987                    15.0%
               1988                    24.6%
               1989                    24.9%
               1990                    30.6%
               1991                    34.3%
               1992                    39.0%
               1993                    41.9%
               1994                    45.5%
               1995                    49.2%

7. The next chart is found on page 9 in the middle of the left hand column. It is a bar chart showing gross margin improvements in percent for the years 1992 through 1995. The base axis are the years 1992, 1993, 1994 and 1995. The vertical axis are percentages running from 10 through 30. The plotted points are as follows:


               Year                Gross Margin
               ----                ------------
               1992                   26.0%
               1993                   25.8%
               1994                   27.1%
               1995                   27.6%

8. The next graph is found on the top right hand column of page 9. It is also a bar chart showing operating expense as a percentage of gross margins. Operating expense as a percentage of gross margin is found in the vertical axis running from 60% through 100%; the base axis is the years 1992 through 1995. The plotted points are as follows:

               Year                Operating Expense
               ----                -----------------
               1992                      86.0%
               1993                      83.4%
               1994                      77.0%
               1995                      69.5%

9. The next chart is found on the bottom quarter right hand size of page 9. It is a bar chart showing Inventory "Turn & Earn" in dollars for the years 1992 through 1995. The base axis are the years 1992, 1993, 1994 and 1995. The vertical axis are dollars running from $0 in quarter increments to $1. The plotted points are as follows:

                                    Inventory
               Year                Turn & Earn
               ----                -----------
               1992                    $.65
               1993                    $.74
               1994                    $.90
               1995                    $.96

10. The next item found on page 24 in the upper third of the page across the entire page, is a picture showing the entire eleven members of the Board of Directors, where there are seven Board members standing and four Board members sitting in the foreground. The standing Board members from left to right are W. Hall, D. Carroll, J. McCarter, Jr., J. Puth, W. McDermott, M. Simpson and R. Mork. Seated from left to right are R. Hamada, E. Culliton,
     J. Keller and R. Virzi.