Form 10-K405, Exhibit 13
period 1996-12-28
CASTLE A M & CO
filed 1997-03-27
CIK 18172

                      1996 ANNUAL REPORT A. M. CASTLE & CO.


                                     [LOGO]


                BUILDING VALUE FOR OUR CUSTOMERS AND SHAREHOLDERS

CORPORATE PROFILE

Founded in 1890, A. M. Castle & Co. provides highly engineered materials and value-added processing services to a wide range of industrial companies within the $600 billion producer durable equipment sector of the economy. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized ones spread across the entire spectrum of metals-using industries. Within our core specialty metals business, we are recognized as North America's largest industrial distributor of carbon, alloy and stainless steels; nickel alloys; aluminum; titanium; copper and brass; as well as the industry pioneer and premier provider of materials management programs that are designed to reduce our customers' total costs. Through our subsidiary, Total Plastics, Inc., we also distribute a broad range of value-added industrial plastics. Together, Castle and its affiliated companiesoperate 41 locations throughout North America. Our common stock is traded on the American Stock Exchange under the ticker symbol CAS.

OUR CORPORATE GOALS

  - Market Leadership in all Core Products
  - Supplier of Choice to Our Customers
  - World Class Quality Process
  - Consistently Competitive Returns on Capital
  - Superior Long-Term Total Returns to Shareholders


ABOUT THE COVER

The twin towers have been Castle's signature for decades, symbolizing a dual commitment to building value for customers and shareholders that dates back more than a century. Simply stated, this commitment is the unifying strategy of Castle. It defines our product and service offering. It drives our investments in new processes, technologies and equipment. It inspires our people to set stretch targets for themselves -- some well beyond what seem realistically doable. And it fuels our ability to achieve profitable growth. In this Annual Report, we present our long-term strategy to provide increased value to both our customers and our shareholders.

TABLE OF CONTENTS

Financial Highlights . . . . . . . . . . . . . . . . . . . . . . . . .Page 1
Letter to Shareholders . . . . . . . . . . . . . . . . . . . . . . . .Page 2
Investment Report. . . . . . . . . . . . . . . . . . . . . . . . . . .Page 5
Senior Management Answers
Questions from the Financial Community . . . . . . . . . . . . . . . .Page 6
Eleven-Year Financial & Operating Statements . . . . . . . . . . . . .Page 12
Financial Review . . . . . . . . . . . . . . . . . . . . . . . . . . .Page 14
Consolidated Statements and Notes. . . . . . . . . . . . . . . . . . .Page 17
Management and Shareholder Information . . . . . . . . . .Inside Back Cover

THE YEAR IN BRIEF
(dollars and shares in thousands except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              %
                                                                                     1996               1995               Change
-----------------------------------------------------------------------------------------------------------------------------------
Operating Results             Net sales. . . . . . . . . . . . . . . . . . . . .  $672,617           $ 627,826                7%
                              Gross profit on sales. . . . . . . . . . . . . . .   191,166             173,398               10%
                              Income before taxes. . . . . . . . . . . . . . . .    43,136              44,334               (3%)
                              Net income . . . . . . . . . . . . . . . . . . . .    26,104              26,826               (3%)

Per Share of
Common Stock                  Net income . . . . . . . . . . . . . . . . . . . .      1.86                1.93               (3%)
                              Dividends. . . . . . . . . . . . . . . . . . . . .       .57                 .43               32%
                              Stockholders' equity . . . . . . . . . . . . . . .      8.70                7.41               17%


Balance Sheet                 Total assets . . . . . . . . . . . . . . . . . . .   261,370             222,549               17%
                              Total debt . . . . . . . . . . . . . . . . . . . .    43,416              30,771               41%
                              Total equity . . . . . . . . . . . . . . . . . . .   121,926             103,363               18%
                              Working capital. . . . . . . . . . . . . . . . . .    80,009              84,382               (5%)
                              Cash flow* . . . . . . . . . . . . . . . . . . . .    31,112              31,285               (1%)
                              Average shares outstanding . . . . . . . . . . . .    13,999              13,894                1%

Selected Ratios               Return on sales. . . . . . . . . . . . . . . . . .      3.9%                4.3%               (9%)
                              Return on assets . . . . . . . . . . . . . . . . .     10.0%               12.0%              (17%)
                              Return on opening equity . . . . . . . . . . . . .     25.3%               32.6%              (22%)
                              Current ratio. . . . . . . . . . . . . . . . . . .       2.0                 2.1               (5%)

                              Debt-to-capital ratio. . . . . . . . . . . . . . .     26.3%               22.9%               15%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

* NET INCOME PLUS DEPRECIATION
ALL PER SHARE FIGURES HAVE BEEN RESTATED TO REFLECT A 5 FOR 4 STOCK SPLIT DECLARED IN APRIL 1996.

                                 [3 BAR CHARTS]

On page 1, there are 3 bar charts on the bottom third of the page. The bar chart to the far left shows on net sales in millions of dollars, the horizontal access being the years 1992, 1993, 1994, 1995 and 1996; the vertical access being dollars in millions running from $200 million to $800 million. The 5 bars that appear on the chart show net sales for 1992 at $424 million; for 1993 at $474 million; for 1994 at $537 million; for 1995 at $628 million; for 1996 at $673 million. The middle bar chart in the center shows net income for the same five years in millions of dollars. The 5 bars show mid-income for 1992 at $3.6 million; for 1993 at $6.9 million; for 1994 at $15.4 million; for 1995 at $26.8 million; and for 1996 at $26.1 million.

The last bar chart on the bottom of page 1 on the far right shows cash flows from operations for the same 5 years in millions of dollars. That chart indicates for 1992 at $8.5 million; for 1993 at $11.7 million; for 1994 at $20.0 million; for 1995 at $31.3 million; and for 1996 at $31.1 million.

TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

In 1996, Castle produced a 25% return on shareholders' equity, resulting in a three-year average annual return of 27% -- not only the highest in our industry, but among the very top tier of publicly traded companies.

     More than any other single measure, this is indicative of the quality of our earnings as well as our ability to effectively utilize our shareholders' capital. It is also reflective of the "new Castle" that we talked about in last year's annual report. Our competitive market position, our service capabilities and our targets have all been moved to a higher plane than those of the company you invested in just a few years ago. We are raising the bar of performance in virtually every aspect of our business. AND WE ARE WORKING WITH ONE OVERRIDING OBJECTIVE IN MIND: TO ACHIEVE A CONSISTENT SUPERIOR RETURN ON OUR SHAREHOLDERS' CAPITAL IN ANY ECONOMIC ENVIRONMENT.

1996 FINANCIAL HIGHLIGHTS
Our 1996 numbers confirm the value of our approach. With market growth slowing from the double-digit pace of the past several years, we still posted record revenues of $672.6 million. Our net income of $26.1 million, or $1.86 per share, was the second highest earnings in a company history that stretches back more than a century. We generated cash flow from operating activities of $34.9 million and ended the year with a debt-to-total capital ratio of 26% -- and that's after acquiring three new platform businesses with exciting growth potential and investing over $22 million in new plant and equipment.

     While much has changed at Castle, OUR BASIC MISSION -- TO BUILD AND DISTRIBUTE SHAREHOLDER VALUE -- IS STILL VERY MUCH INTACT. Always mindful of our positioning as a long-term growth and current income investment vehicle, we distributed $8 million to shareholders in dividends during 1996. This amount reflects both a five-for-four stock split in the form of a 25% stock dividend, and a 25% cash dividend increase on the larger number of shares outstanding after the stock distribution.

     Over the past three years, we have raised our dividend three times, more than doubling the cash payout -- THE STRONGEST CONFIRMATION OF OUR ABILITY TO DISTRIBUTE SHAREHOLDER VALUE. In fact, while it is not widely recognized, Castle's dividend yield of 3% is significantly higher than the 1.8% yield offered by the benchmark S&P 500 index.

COMPETITIVE STRENGTHS FOR THE LONG TERM
That said, the balance of this Annual Report will focus on the ways in which we intend to continue building the long-term value of your investment in our company. This begins with a sound business strategy, and, over the past decade, we have laid the foundation for sustained competitive advantage. We've targeted the North American producer durable equipment market -- which offers a winning combination of above average long-term growth potential, excellent risk diversification and significant export opportunity. We've focused on highly engineered materials in which we have achieved industry-leading market positions. We've invested aggressively in leading-edge, value-added processing capabilities and service concepts that leverage our core strengths in materials management and logistics. And we've made sustainable improvements in our gross margins, operating expense ratios and inventory "turn and earn" -- the key performance measures that drive our bottom line. In short, WE'VE CREATED WHAT WE BELIEVE TO BE ONE OF THE STRONGEST AND BEST POSITIONED FRANCHISES IN INDUSTRIAL DISTRIBUTION TODAY.


BUILDING VALUE THROUGH DIVIDENDS

[BAR CHART]

On page 2 there is a bar chart on the lower right quarter of the page showing cash dividends in millions of dollars paid for the years 1994, 1995 and 1996. The chart indicates that for 1994 at $3.6 million; for 1995 at $6.0 million; and for 1996 $8.0 million.

--------------------------------------------------------------------------------
                                     [PHOTO]

Richard G. Mork, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Michael Simpson, CHAIRMAN

On page 3 in the upper right hand corner of the page, there is a picture showing Mr. Richard G. Mork, President and Chief Executive Officer and Mr. Michael Simpson, Chairman, standing; Mr. Mork being on the left and Mr. Simpson being on the right and the background is the Castle logo.

     With our major investments in service capabilities and infrastructure largely in place, the "up-side" earnings leverage in our core business is very significant. But to further strengthen our competitive advantage, we continue to invest aggressively in the long-term growth of our business in order to extend our market reach, enhance operations and increase service levels. During 1997, our major capital expenditures will include:

- opening a 100,000 square foot facility in Charlotte, North Carolina, a "geo" center capable of serving an extended geography with a wide range of value-added processing capabilities -- many unique to this rapidly growing market;
- doubling the size of H-A Industries, our state-of-the-art Hammond, Indiana, based bar processing center to 240,000 square feet to accommodate an expanded range of high value-added heat-treating, straightening and centerless grinding operations;
- introducing other innovative plate processing systems including water-jet; plasma bevel cutting; and the most advanced laser cutting equipment in the industry; and
- installing automated warehouse management systems in Chicago and Cleveland to reduce cycle time and improve customer service levels, while enhancing warehouse productivity.

IN ADDITION TO CONTINUED EXPANSION OF OUR CORE BUSINESS, RECENT ACQUISITIONS HAVE OPENED THE DOORS TO NEW MARKETS AND DISTRIBUTION CHANNELS. Both Total Plastics, Inc. ("TPI") and Cutter Precision Metals, Inc. are actively seeking acquisitions and/or startup operations that will expand their top-line growth and geographic reach. And through our joint venture operation with Kreher Steel Co., we've gained instant entree to a major market channel for our core products that we had not previously served. These new "platform" companies are yet another indication of how much we've changed. The strength of our balance sheet allows us to pursue opportunities such as these and still maintain an investment-grade rating on our debt.

PLATFORM FOR THE LATE 90S
So what is our outlook for the balance of this decade? From a pure market perspective, we have a convergence of three positive forces -- a less volatile business cycle; a balanced, albeit slowing, economic expansion; and a significant export opportunity -- all of which create the backdrop for a positive operating environment for our customers, and therefore, a favorable climate for Castle.

     On the internal side of the equation, we are moving on many fronts to strengthen our leadership within the industrial distribution business. We are vigorously growing our core specialty metals business -- which we believe can achieve significant average annual top-line growth and positive operating leverage. We are enriching our bottom-line growth potential through new "platform" companies such as TPI and Cutter

Precision Metals. We are fine-tuning our operations to further improve efficiency and productivity. MOST COMPELLING OF ALL, WE ARE RAISING THE THRESHOLDS FOR EXPECTED RETURN ON OUR SHAREHOLDERS' CAPITAL RANGING FROM 15% AT THE BOTTOM OF THE CYCLE TO 25% AND MORE IN PEAK PERIODS -- A VAST IMPROVEMENT OVER THE HISTORICAL PERFORMANCE ACHIEVED IN OUR INDUSTRY.

     During 1996, we also spent considerable time communicating our enhanced outlook to the investment community. Reflecting our commitment to provide our shareholders with the same depth and quality of information as the analysts, fund managers and retail brokers who follow our company, we present excerpts from our ongoing dialog with investors beginning on page 6 of this report.

VALUING OUR FRANCHISE
Putting all this together, what is the impact on the real bottom line, our long-term total return to shareholders? Over the last three years, our total annual return, buoyed by 1995's 106% performance, averaged a strong 31% versus 20% for the S&P 500 index: over the last five years it also averaged 31% versus 15% for the S&P 500 index. IN FACT, MEASURED OVER VIRTUALLY ANY LONG-TERM TIME FRAME, CASTLE HAS OUTPERFORMED THE S&P 500 BENCHMARK.

     Going forward, while we can't make any predictions or forecasts, we believe that, based on the favorable long-term outlook for our target market, our dominant competitive position, and superior dividend yield, Castle represents a compelling investment vehicle. In essence, we offer investors an opportunity to participate in the growth of a wide range of companies across the entire spectrum of metals-using industries through a single investment. Of the more than 35,000 companies that make up this "customer portfolio" the majority are growing at a rate above GDP. The result: a dynamic and highly diversified investment in a world class industrial base; with a reliable and above average income component; and a shareholder-oriented management team with a proven track record of delivering superior long-term total returns.

     Such encouraging facts make us confident custodians of your investment, and we appreciate your continued support. More than ever, we are also grateful for the opportunity to work with our customers, our suppliers and our business partners in creating value. In 1996, we were pleased to welcome 265 people from TPI and Cutter Precision into the Castle organization. They join a work force of 1,230 highly motivated professionals, proud of our past, excited by our future, viewing change as opportunity, and most importantly, convinced that our best years are ahead of us.




/s/ Michael Simpson                          /s/ Richard G. Mork

Michael Simpson                              Richard G. Mork
Chairman                                     President and
                                             Chief Executive Officer


February 17, 1997



BUILDING VALUE THROUGH SUPERIOR
RETURNS ON SHAREHOLDERS' CAPITAL

[BAR CHART]

Page 4 shows a bar chart in the lower left quarter of the page. It depicts return on opening shareholder's equity in percents for the years 1994, 1995 and 1996. The points on that chart show for 1994 at 22.2%; for 1995 at 32.6%; and for 1996 at $25.3%.

INVESTMENT REPORT

--------------------------------------------------------------------------------

After achieving a 106.6% total return on investment in 1995, we "gave back" a small portion of this extraordinary performance in 1996, producing a negative 11.9% total return (stock appreciation plus reinvestment of dividends) for the twelve-month period ended December 31, 1996. Needless to say, we are dissatisfied with this result. However, as emphasized in last year's report, we believe that the real test of any equity is how well it does over the long haul, meaning periods of at least three years. Measured over virtually any long-term time frame, we have outperformed the benchmark S&P 500 index; the Lipper Growth & Income index, which reflects the performance of over 380 mutual funds with a similar long-term growth and current income orientation; and the inflation rate, as measured by the Consumer Price Index. The charts presented on this page offer several different perspectives on our investment performance.

CASTLE VERSUS S&P 500 AND LIPPER GROWTH & INCOME INDICES
The table below compares Castle's stock performance with the S&P 500 and the Lipper Growth & Income Indices. The results confirm that, measured over any long-term time frame, we have outperformed our benchmark indices.


                                                       COMPOUND TOTAL RETURNS

                                        1 Year      3 Year     5 Year      10 Year     15 Year
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
    Castle                              (11.9%)     31.1%      30.7%       22.2%       18.4%
----------------------------------------------------------------------------------------------
    S&P 500                              23.0%      19.7%      15.2%       15.3%       16.8%
----------------------------------------------------------------------------------------------
    Lipper Growth & Income               20.7%      16.9%      14.6%       13.6%       15.4%
----------------------------------------------------------------------------------------------

[BAR CHART]

On page 5, there are 2 graphs. The first is in the lower left hand quarter of the page showing the total return on an investment in Castle versus the S&P 500 versus inflation. The graph runs on the horizontal access from 1982 through 1996 and on the vertical access from $100 to $1,500. The points of the graph are as follows:

Year        Castle         S&P 500       Inflation

1982          99.2          121.5          103.9
1983         152.3          148.9          107.8
1984         155.3          158.2          112.5
1985         209.5          208.5          116.4
1986         170.6          247.4          118.6
1987         216.3          260.5          123.9
1988         349.3          303.7          129.3
1989         356.2          399.9          135.5
1990         323.5          387.5          143.8
1991         331.9          505.6          148.2
1992         371.4          544.5          152.7
1993         563.7          598.9          157.1
1994         696.3          606.7          161.4
1995       1,438.6          834.6          165.5
1996       1,267.4        1,026.5          172.5

TOTAL RETURN ON AN INVESTMENT IN CASTLE
This graphs shows the relative value of a $100 initial investment in Castle stock compared with the Standard and Poor's 500 Index and the inflation rate. During 1996, a $100 investment produced a negative total return of 11.9% compared with 23.0% for the S&P 500 Index and an inflation rate of 3.0%. However, over the 15-year period ended December 31, 1996, Castle generated an 18.4% compound annual rate of return versus 16.8% for the S&P 500 and an annual inflation rate of 4.2%.

[BAR CHART]

The second graph on page 5 in the lower right hand quarter illustrates Castle's dividend record compared to the S&P 500 with the assumption that you are receiving $100 of dividends in 1982 and how that would have grown through 1996. The points on the graph are as follows:

Year        Castle           S&P

1982        100.00         100.00
1983         59.57         103.20
1984         79.79         113.97
1985        110.64         114.99
1986        122.34         120.52
1987        117.02         128.24
1988        138.30         141.63
1989        180.85         160.84
1990        191.49         176.13
1991        154.26         177.58
1992        117.02         180.20
1993        117.02         183.11
1994        138.30         191.85
1995        228.72         200.73
1996        303.19         216.89

CASTLE'S DIVIDEND RECORD
During 1996, Castle continued its 63-year record of consecutive quarterly cash dividend payments with payouts approximating $8 million, or 57 cents per share. As illustrated, during the 15-year period ended December 31, 1996, Castle's dividends rose at a compound annual rate of 8.7%, versus a 5.5% rate for the S&P 500 Index.

SENIOR MANAGEMENT ANSWERS QUESTIONS FROM THE FINANCIAL COMMUNITY

How do we build value for customers and shareholders? For Castle it starts with an unwavering adherence to five fundamentals of business success:

- CUSTOMER FOCUS: Our success will be measured by our ability to help customers improve the performance of their businesses by providing superior value that sets us apart from other suppliers and promotes long-term relationships.

- CONTINUOUS IMPROVEMENT: We will be distinguished by our agility at seizing emerging market opportunities, anticipating customer needs and providing innovative solutions, and enhancing performance in all aspects of our business.

- INSPIRED PEOPLE: Our achievement-focused environment will provide demanding performance standards, recognition and reward for accomplishments, and significant opportunities for personal growth and advancement.

- PERFORMANCE STANDARDS: Our hallmark will be success in every market we pursue, every product we provide, and every service we offer in order to build and return value to both customers and shareholders.

- INTEGRITY: Our reputation is our single most important asset: it will be identified with the uncompromised commitment and integrity with which we pursue our business.

On page 7, in the upper border of the page, there is a picture of Richard G. Mork, President and Chief Executive Officer sitting at a desk.

[PHOTO]

Dick  Mork
PRESIDENT AND CHIEF EXECUTIVE OFFICER
--------------------------------------------------------------------------------

In a series of questions and answers, senior management describe the vision, strategy, and accomplishments which will lead Castle into the 21st century

Q. WE KNOW YOU'VE SUCCESSFULLY SERVED THE PRODUCER DURABLE EQUIPMENT SECTOR OF THE ECONOMY. HOW IS THIS MARKET FARING AND HOW DO YOU SEE IT EVOLVING OVER THE NEXT SEVERAL YEARS?

A. Dick Mork: The "rust belt renaissance" is one of the great under-reported stories of the past several years. It wasn't all that long ago that America's industrial companies were being written off completely. Today, they are the acknowledged global leaders in building the capital equipment that drives the world economy. From 1992 through 1995, we saw a tremendous growth spurt in our sector with consecutive annual double-digit growth. In 1996, the rate of growth in our market has understandably slowed, but -- and we can't emphasize this enough -- with very few exceptions, it is running at healthy and historically high levels of activity. In fact, if you look at the diverse range of industries which comprise the producer durable equipment market, virtually all are growing at rates which exceed the GDP as a whole.

Q.   WHAT ARE SOME OF THE KEY INDUSTRIES THAT YOU SERVE?

A. Mike Simpson: First, let me point out that, within what is over a $600 billion target market, no single industry accounts for more than 6% of our total business and, no one customer, more than 2%. Second, over the long haul -- and that's not quarter-to-quarter or even necessarily year-by-year -- we are very confident that all of the industries that comprise the producer durable equipment sector will continue to outperform the U.S. economy as a whole. That said, some of the sectors that are presently well ahead of the curve include the oil field tool and equipment, commercial aviation and aerospace industries. Their buoyancy counters some of the current volatility in electronics and computer manufacturing, which, as important as they are to us, still represent,
in aggregate, only 2% of our total business.   This is the beauty of our risk
diversification strategy: we've created a market portfolio with above average secular growth potential; and a highly diversified range of industries, customers and geographic markets that, on balance, mitigate our exposure to the cyclicality of any one sector.

Q. WHAT OTHER FACTORS WILL AFFECT YOUR GROWTH IN SPECIALTY METALS OVER THE LONG TERM?

A. Ed Culliton: We are benefiting from a very favorable environment for the metals service center industry. Spurred by increasing customer demand for advanced materials management concepts like just-in-time delivery systems, sole-sourcing relationships, outsourcing, quality assurance and cycle-time reduction -- the very things which Castle is ideally equipped to provide, our industry's share of market for highly engineered metals has climbed to approximately 40%. And according to industry analysts, who are quite "bullish" on the long-term prospects, our industry's participation could reach 45% by the year 2000 and 50% within ten years.


BUILDING VALUE THROUGH MARKET DIVERSIFICATION

-----------------------------------------------------------------------------
INDUSTRIES                    PRODUCT APPLICATIONS
-----------------------------------------------------------------------------
Aerospace                     Nickel Alloys, Aluminum & Titanium
-----------------------------------------------------------------------------
Bearings                      Alloy Bars
-----------------------------------------------------------------------------
Specialized Machinery         Heavy Processed Plate, Carbon & Alloy Bar
-----------------------------------------------------------------------------
Oil Patch                     Alloy Bar & Plate
-----------------------------------------------------------------------------
Chemicals                     Corrosion Resistant Nickels & Stainless Steels
-----------------------------------------------------------------------------
Hand Tools                    Alloy Bar
-----------------------------------------------------------------------------
Defense                       Beveled Plate, Aerospace Nickel, Stainless
                              and Aluminum
-----------------------------------------------------------------------------
Machine Tools                 Heavy Plate & Alloy Bar
-----------------------------------------------------------------------------
Healthcare                    Titanium
-----------------------------------------------------------------------------
Transportation                Cold Finished & Alloy Bar
-----------------------------------------------------------------------------
Recreation                    Alloy Bar
-----------------------------------------------------------------------------

CASTLE SERVES LITERALLY HUNDREDS OF SIC CODES. THE PRODUCTS AND INDUSTRIES SHOWN IN THIS MATRIX ARE THEREFORE ONLY REPRESENTATIVE OF THE DIVERSIFIED RANGE OF INDUSTRIES SERVED.

On page 8, there is a picture in the upper border of the page towards the left showing Michael Simpson, Chairman of the Board, sitting at a desk.

[PHOTO]

Mike Simpson
CHAIRMAN
--------------------------------------------------------------------------------

Q.   HOW DOES CASTLE DIFFERENTIATE ITSELF TO MEET ITS CUSTOMERS' NEEDS?

A. Mork: One of our most important strengths lies in providing our customers with the latest equipment, technologies and processes -- well in advance of our competition. Our early lead in attaining ISO 9002 certification is a great example of this approach. Back in 1992, we anticipated that ISO 9000 -- the international quality standard -- would ultimately become a prerequisite for competing in a global market. With as much as 30% of our customers' production destined for export markets, we initiated this process at our Hy-Alloy Steels facility. Not because our competitors were doing so. In fact, none of our major competitors had begun this painstaking process. But we went ahead because we spotted a window of opportunity to provide our customers with a standard of quality that was not available elsewhere in the industry. We're proud to add that, in 1996, we completed this certification process throughout our North American distribution network. With quality already equal to or better than our competitors, ISO took us to world-leading levels and provided us with yet another competitive advantage.

Q.   WHAT ELSE GIVES YOU A COMPETITIVE EDGE IN THE SPECIALTY METALS BUSINESS?

A. Simpson: Perhaps the biggest edge comes from leveraging our singular focus on highly engineered materials such as carbon, alloy and stainless steels; nickel alloys; aluminum and titanium across the entire spectrum of North American metals-using industries. Within our core markets, we provide a full range of value-added processing and materials management services that raise the value of our total performance to the highest level possible. Our objective is not to simply keep pace with the market, but to get ahead of it with innovative, leading-edge capabilities such as heat-treating, straightening and centerless grinding -- product finishing operations previously performed at the producer level, and value-added information and communication systems that are designed to drive down our customers' total costs.

Q. THE SPECIALTY METALS SEGMENTS THAT CASTLE FOCUSES ON IS ONLY A $6.0 BILLION SUBSET OF THE LARGER OVERALL METALS MARKET. DO YOU HAVE ANY PLANS TO PENETRATE THE COMMODITY SECTOR OF THE BUSINESS?

A. Culliton: The commodity segment of our market is the right answer for some companies in our industry, but the wrong answer for us. Back in the early 80s, we made the decision to exit the commodity market. Our plan was simple: to concentrate exclusively on highly engineered materials which offer higher, more stable gross margins. In these markets, where there are more than 15,000
specific items, sophisticated inventory management processes are critical.   Our
vision was to develop a unique package of capabilities including: inventory depth and breadth; a full range of pre-processing services; a certified quality process; advanced computer and customer communication systems; and technical expertise in the production and application of the metals we sell that would propel us to an industry-leading market position in all of our core products. We've spent more than a decade at this, making major improvements every year. And the results have more than justified that effort. Today we're number one in more than half of our core product markets and number two or three in an additional 25%, but we're still not satisfied.


BUILDING VALUE THROUGH COMPETITIVE ADVANTAGE

CASTLE'S COMPETITIVE ADVANTAGES
- Industry's broadest and deepest selection of grades, conditions, sizes and finishes
- Wide range of value-added processes, many finishing operations unique to Castle
- Geographic coverage provides next-day delivery to over 90% of markets
- Size affords economies of scale, purchasing power, low-cost supplier position
- Technological expertise in designing customized metals solutions
- Alliances provide combined capabilities where appropriate
- "One-stop shopping" for highly engineered metals

On page 9, there are 2 photographs in the upper border of the page. The one on the left is of Edward F. Culliton, Vice President and Chief Financial Officer sitting at a desk writing, and one to the right of that is Richard G. Mork.

[PHOTO]

Ed Culliton
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

[PHOTO]

Dick Mork

Q. RAPID CHANGES IN TECHNOLOGY SEEM TO BE AFFECTING JUST ABOUT EVERY COMPANY IN EVERY INDUSTRY. HOW BIG A ROLE DOES TECHNOLOGY PLAY IN THE METALS DISTRIBUTION INDUSTRY?

A. Mork: In our business, investing in technology takes two forms, the first being the process technology required to offer value-added processing of our customers' products. Increasingly, we've seen a movement toward computer numeric control, ever tighter tolerances -- some to within one-thousandths of an inch -- and greater sophistication in order to build more value into the final product. At Castle, we're investing aggressively in advanced processing capabilities some of which, historically, were never contemplated by the metals service center industry. Similarly, early investments in leading-edge information technology enabled us to pioneer integrated supplier relationships in our industry. Ten years ago, we generated less than 5% of our total business from these relationships, which rely heavily on electronic data interchange. In 1996, they represented approximately 50% of sales. But, with the increasing pace of change, we can never stand still. We are continuously working to expand and improve upon what we call our Total Service Concept.


Q. CASTLE WAS VERY ACTIVE IN MAKING ACQUISITIONS IN 1996. CAN YOU TELL US WHAT'S BEHIND YOUR ACQUISITION STRATEGY?

A. Simpson: Backed by the strongest balance sheet and operating cash flow in our company history, we acquired two platform businesses that weren't actually on the market, but that offered the best fit -- in terms of their growth potential, value-added service orientation and culture. Both Total Plastics ("TPI"), a Midwest-based industrial plastics distributor, and Cutter Precision Metals, a Pacific Northwest-based aluminum plate distributor and precision processor, were $25 million companies at their date of acquisition. And both are well on the way toward their goal of growing into $100 million regional niche leaders within a five to seven year time frame. I should add that they have been accretive to earnings since day one. We are not turnaround artists. We want to find top-notch companies with strong entrepreneurial management that can execute their vision of growth more rapidly with our financial backing and national reputation. The bottom line of our acquisition strategy is to create value for our customers and, in doing so, to create value for our shareholders.

Q.   CAN YOU PROVIDE SOME MORE INSIGHT INTO YOUR STRATEGY IN PLASTICS?

A. Simpson: TPI enables us to test the concept of transferring our expertise in materials management and logistics into another highly engineered product with a strong value-added component. To give you some background on "why plastics?", this is an industry with an historical growth record in the 7 to 10% per year range. Just as compelling from our perspective, it is an industry that is even more fragmented than metals, and has not yet widely embraced the advanced inventory management techniques and systems that are such an integral part of our business. So, once again, we have identified an attractive opportunity to add value not available elsewhere in the marketplace.


BUILDING VALUE THROUGH NEW PLATFORMS

RECENT ACQUISITION ACTIVITY
--------------------------------------------------------------------------------
DATE    COMPANY                SALES*      GOAL    STRATEGY
--------------------------------------------------------------------------------
1995    Total Plastics, Inc.   $25 MM   $100 MM    Leveraging logistical skill
                                                   set
--------------------------------------------------------------------------------
1996    Pontiac Plastics       $10 MM              Building our plastics
                                                   business
--------------------------------------------------------------------------------
1996    Cutter Precision       $25 MM   $100 MM    Value-added processing
--------------------------------------------------------------------------------
1996    Kreher Steel           $100 MM  $300 MM    New market channel
--------------------------------------------------------------------------------

*AT DATE OF ACQUISITION

On page 10, in the upper border, is another picture of Michael Simpson.

[PHOTO]

Mike Simpson
--------------------------------------------------------------------------------
Q. OVER THE PAST THREE YEARS, YOU'VE REDUCED LONG-TERM DEBT BY $20 MILLION. WILL YOUR BALANCE SHEET SUPPORT ADDITIONAL ACQUISITIONS AND/OR MAJOR INVESTMENTS?

A. Culliton: The fact that we were able to finish the year with a debt-to-total capital ratio of 26% following the completion of four acquisitions is indicative of the company's solid financial base. Our goal was to improve the efficiency with which we use our assets in our core business rather than a concerted effort to reduce our financial leverage. Actually, we are very comfortable with a debt-to-total capital ratio of 40 to 45%. So, with our ratio well below 30%, we believe we have more than ample resources to fund additional select acquisitions and other investments.

Q. SWITCHING GEARS FOR A MOMENT, HOW WOULD YOU EVALUATE YOUR PROGRESS IN YOUR KEY FINANCIAL MEASURES?

A. Mork: Since 1992, we've continuously raised the bar on our three key financial measures to levels we would have never dreamed possible. Looking at our 1996 performance, we met the target in our first measure, exceeded the target in our second, but fell short of the target in our third. Let me run through each one briefly.

     Gross margin, already among our industry's highest, grew almost a full percentage point to 28.4%, reflecting the high value-added orientation of our new platform businesses as well as customer utilization of our ever expanding package of pre-processing services as a way to reduce their total costs.

     Inventory turn and earn, which is a very critical measurement for us, continued to show dramatic improvement in 1996, reaching an historic high of $1.15 of gross profit for every dollar invested in inventory. Just five years ago, we were earning 65 cents.

     We set an aggressive 65% target for our ratio of operating expense as a percent of gross profit, and came in a little over 1995's ratio at 72%. While we did achieve solid productivity gains, they weren't enough to completely offset the effects of relatively flat mill pricing in a slightly inflationary environment along with higher levels of transaction activity. But keep in mind that this ratio has improved by 14 percentage points over the last four years -- not a bad performance.

Q. NOW THAT YOU'RE TWO MONTHS INTO 1997, WHAT DO YOU SEE AS SOME OF THE KEY OPPORTUNITIES GOING FORWARD?

A. Mork: The trend toward outsourcing by OEM's continues to gain momentum and that creates some very exciting opportunities for expanding our market share in 1997. As mentioned earlier, we pioneered the concept of integrated

BUILDING VALUE THROUGH INCREASED PRODUCTIVITY

[BAR CHART]

In the lower third of the page there are 2 bar graphs. The one on the left depicts gross margin improvement in percent over the years 1992 through 1996 and depicts gross margins of 26.0% in 1992; 25.8% in 1993; 27.1% in 1994; 27.6% in
1996; and 27.8% in 1996.

[BAR CHART]

The bar graph to the right in the lower right hand portion of the page shows inventory turn & earn in dollars for the same 5 year period. It shows that in 1992 it was $.65; in 1993 it was $.74; in 1994 it was $.90; in 1995 it was $.96;
and in 1996 it was $1.15.

The top border shows a picture of Edward F. Culliton sitting behind a desk.

[PHOTO]

Ed Culliton
--------------------------------------------------------------------------------

supply management in our industry, and are currently working with a number of customers to help them take that next step toward a customized and comprehensive service program. We're also excited about the prospects of bringing additional new technologies and value-added processes to our industry. For instance, in response to strong demand for our high value-added bar processing services, we plan to double the size of our operations at H-A Industries. Other innovative new processes which we're very enthusiastic about include the introduction of advanced laser cutting equipment, water-jet and plasma bevel cutting -- all of which will enable us to better serve the needs of our engineered plate customers. It's worth noting that we are the only one in our industry to offer all three of these capabilities.

Q.   WHAT ARE THE LONG-TERM GROWTH PROSPECTS FOR CASTLE?

A. Mork: We believe our growth prospects are excellent -- enough so that we've set long-term average annual growth goals of 7.5 to 10% in revenues and 15
to 20% in earnings.   Let me reiterate the three basic facts that underlie our
growth prospects. First, we operate in a $600+ billion target market that comprises literally hundreds and hundreds of SIC Codes, and hundreds of thousands of businesses ranging from the top Fortune 500 companies and their mid-sized counterparts, both public and private, all the way to the thousands of job shops which support their efforts. Every day, every single one of these companies consumes metals--historically growing at a rate above GDP. Second, in the last few years, the advanced materials management concepts in which we've developed a competitive advantage have become increasingly invaluable to our target customers as they strive to enhance productivity and quality. And third, as North America's premier distributor of highly engineered metals and value-added services, we are in the best position to meet these needs.

Q.   ARE THERE ANY OTHER FACTORS UNIQUE TO YOUR SUCCESS?

A. Simpson: The values around which we've built our market franchise over the past 100 years will continue to be important to us: our focus on customers; our commitment to be an agent of change; our work environment; our performance standards and our integrity. What we try to do is build value over time--that's not always going to translate into quarter to quarter growth. Instead, by design, we are focused on opportunities that will build lasting value for both our customers and our shareholders. If we keep our focus -- and we intend to do so -- we believe that we can continue to deliver average annual returns to shareholders that consistently exceed the market. That really is our mission -- building long-term value for customers and shareholders.


BUILDING VALUE THROUGH TOP-LINE GROWTH

On page 11, there are again 2 graphs on the bottom third of the page.

[BAR CHART]

The bar graph on the lower left hand third of the page shows operating expense as a percentage of gross margin and for the 5 years 1992 through 1996, and it has the following points. For 1992 it is 86%; for 1993 it is 83.4%; for 1994 it is 77%; for 1995 it is 69.5%; and for 1996 it is 72.8%.

[PIE CHART]

There is a pie chart on the lower left hand third of the page showing where the Company's expected future growth in its core business is to be derived. The Company expects, as shown by the chart, that one-third of its future growth would be derived from the overall increase in metal consumption in North America; an additional one-third of growth would come from the growth of the service center industry market share; and the final one-third growth would come from increases in Castle's market share.

A. M. CASTLE & CO. AND SUBSIDIARIES

CONSOLIDATED ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)                       1996        1995        1994
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL   Tons sold (in thousands). . . . . . . . . . . . . . . . . . . . . . .     331         343        338
SUMMARY OF     Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $672.6      $627.8     $536.6
EARNINGS         Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .   481.4       454.4      391.4
                                                                                      -----------------------------
               Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   191.2       173.4      145.2
                 Operating expenses. . . . . . . . . . . . . . . . . . . . . . . . .   140.2       121.7      112.1
                 Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . .     5.0         4.5        4.6
                                                                                      -----------------------------
               Profit from operations. . . . . . . . . . . . . . . . . . . . . . . .    46.0        47.2       28.5
                 Interest expense, net . . . . . . . . . . . . . . . . . . . . . . .     2.9         2.9        3.2
                                                                                      -----------------------------
               Income before income taxes. . . . . . . . . . . . . . . . . . . . . .    43.1        44.3       25.3
                 Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .    17.0        17.5        9.9
                                                                                      -----------------------------
               Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    26.1        26.8       15.4
               Cash dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . .     8.0         6.0        3.6
                                                                                      -----------------------------
               Reinvested earnings . . . . . . . . . . . . . . . . . . . . . . . . .  $ 18.1      $ 20.8     $ 11.8
                                                                                      -----------------------------
                                                                                      -----------------------------
---------------------------------------------------------------------------------------------------------------------
SHARE DATA     Number of shares outstanding at year-end (in thousands) . . . . . . .  14,008      13,945     13,850
(NOTE 7)       Net income per share. . . . . . . . . . . . . . . . . . . . . . . . .  $ 1.86      $ 1.93     $ 1.12
               Cash dividends per share. . . . . . . . . . . . . . . . . . . . . . .  $  .57      $  .43     $  .26
               Book value per share. . . . . . . . . . . . . . . . . . . . . . . . .  $ 8.70      $ 7.41     $ 5.94
---------------------------------------------------------------------------------------------------------------------
FINANCIAL      Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 80.0      $ 84.4     $ 76.0
POSITION       Property, plant and equipment, net. . . . . . . . . . . . . . . . . .  $ 62.7      $ 44.5     $ 41.2
AT YEAR-END    Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $261.4      $222.5     $213.1
               Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   --      $   --     $   --
               Long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 40.9      $ 28.0     $ 38.5
               Stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . .  $121.9      $103.4     $ 82.2
---------------------------------------------------------------------------------------------------------------------
FINANCIAL      Return on sales . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.9%        4.3%       2.9%
RATIOS         Asset turnover. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.6         2.8        2.5
               Return on assets. . . . . . . . . . . . . . . . . . . . . . . . . . .    10.0%       12.0%       7.2%
               Leverage factor . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.5         2.7        3.1
               Return on opening stockholders' equity. . . . . . . . . . . . . . . .    25.3%       32.6%      22.2%
               Percent earnings reinvested . . . . . . . . . . . . . . . . . . . . .    69.3%       77.6%      76.6%
               Percent increase (decrease) in equity . . . . . . . . . . . . . . . .    17.9%       25.8%      18.3%
---------------------------------------------------------------------------------------------------------------------
OTHER DATA     Additions to property, plant and equipment. . . . . . . . . . . . . .  $ 22.5      $ 11.8     $  7.9
               Stockholders at year-end. . . . . . . . . . . . . . . . . . . . . . .   1,613       1,618      1,639
               Employees at year-end . . . . . . . . . . . . . . . . . . . . . . . .   1,505       1,231      1,185
               Per employee data (in thousands)
                 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $446.9      $510.0     $452.8
                 Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $127.0      $140.8     $122.5
                 Operating expenses, including depreciation. . . . . . . . . . . . .  $ 96.4      $102.5     $ 98.5
                 Profit from operations. . . . . . . . . . . . . . . . . . . . . . .  $ 30.6      $ 38.3     $ 24.0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

THIS SCHEDULE IS PREPARED REFLECTING ACCOUNTING CHANGES AS REQUIRED OR ALLOWED TO MORE FAIRLY PRESENT THE RESULTS OF OPERATIONS OVER THE ELEVEN-YEAR PERIOD. STATEMENTS FOR YEARS PRECEDING THESE CHANGES HAVE NOT BEEN REVISED TO REFLECT THEIR RETROACTIVE APPLICATION OF THESE CHANGES. REFER TO PRIOR YEAR ANNUAL REPORTS FOR SPECIFIC ACCOUNTING CHANGES.

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)                       1993        1992        1991
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL   Tons sold (in thousands). . . . . . . . . . . . . . . . . . . . . . .     308         249        234
SUMMARY OF     Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $474.1      $423.9     $436.4
EARNINGS         Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .   351.8       313.7      331.1
                                                                                      -----------------------------
               Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   122.3       110.2      105.3
                 Operating expenses. . . . . . . . . . . . . . . . . . . . . . . . .   102.1        94.9       92.8
                 Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . .     4.8         4.9        5.3
                                                                                      -----------------------------
               Profit from operations. . . . . . . . . . . . . . . . . . . . . . . .    15.4        10.4        7.2
                 Interest expense, net . . . . . . . . . . . . . . . . . . . . . . .     3.8         4.3        6.8
                                                                                      -----------------------------
               Income before income taxes. . . . . . . . . . . . . . . . . . . . . .    11.6         6.1         .4
                 Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .     4.7         2.7         .2
                                                                                      -----------------------------
               Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6.9         3.4         .2
               Cash dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.9         2.9        3.9
                                                                                      -----------------------------
               Reinvested earnings . . . . . . . . . . . . . . . . . . . . . . . . .  $  4.0      $  0.5     $(3.7)
                                                                                      -----------------------------
                                                                                      -----------------------------
---------------------------------------------------------------------------------------------------------------------
SHARE DATA     Number of shares outstanding at year-end (in thousands) . . . . . . .  13,646      13,643     13,643
(NOTE 7)       Net income per share. . . . . . . . . . . . . . . . . . . . . . . . .  $  .50      $  .25     $  .02
               Cash dividends per share. . . . . . . . . . . . . . . . . . . . . . .  $  .22      $  .22     $  .29
               Book value per share. . . . . . . . . . . . . . . . . . . . . . . . .  $ 5.10      $ 4.80     $ 4.74
---------------------------------------------------------------------------------------------------------------------
FINANCIAL      Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 86.1      $ 75.3     $ 79.7
POSITION       Property, plant and equipment, net. . . . . . . . . . . . . . . . . .  $ 41.0      $ 43.2     $ 47.4
AT YEAR-END    Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $204.2      $195.2     $190.4
               Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   --      $   --     $   .2
               Long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 58.0      $ 53.0     $ 63.3
               Stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . .  $ 69.5      $ 65.5     $ 64.7
---------------------------------------------------------------------------------------------------------------------
FINANCIAL      Return on sales . . . . . . . . . . . . . . . . . . . . . . . . . . .     1.5%        0.8%       0.1%
RATIOS         Asset turnover. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.3         2.2        2.3
               Return on assets. . . . . . . . . . . . . . . . . . . . . . . . . . .     3.4%        1.7%       0.1%
               Leverage factor . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.1         3.0        2.8
               Return on opening stockholders' equity. . . . . . . . . . . . . . . .    10.5%        5.2%       0.3%
               Percent earnings reinvested . . . . . . . . . . . . . . . . . . . . .    58.0%       14.7%         -%
               Percent increase (decrease) in equity . . . . . . . . . . . . . . . .     6.1%        1.2%      (5.3%)
---------------------------------------------------------------------------------------------------------------------
OTHER DATA     Additions to property, plant and equipment. . . . . . . . . . . . . .  $  4.6      $  1.8     $  3.3
               Stockholders at year-end. . . . . . . . . . . . . . . . . . . . . . .   1,625       1,670      1,750
               Employees at year-end . . . . . . . . . . . . . . . . . . . . . . . .   1,204       1,196      1,268
               Per employee data (in thousands)
                 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $393.8      $354.4     $344.2
                 Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $101.6      $ 92.1     $ 83.0
                 Operating expenses, including depreciation. . . . . . . . . . . . .  $ 88.8      $ 83.4     $ 77.4
                 Profit from operations. . . . . . . . . . . . . . . . . . . . . . .  $ 12.8      $  8.7     $  5.6
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)                       1990        1989        1988
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL   Tons sold (in thousands). . . . . . . . . . . . . . . . . . . . . . .     248         255        277
SUMMARY OF     Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $478.9      $501.1     $499.3
EARNINGS         Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .   363.6       380.6      375.1
                                                                                      -----------------------------
               Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   115.3       120.5      124.2
                 Operating expenses. . . . . . . . . . . . . . . . . . . . . . . . .    97.5        96.7       92.6
                 Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . .     5.2         4.4        3.9
                                                                                      -----------------------------
               Profit from operations. . . . . . . . . . . . . . . . . . . . . . . .    12.6        19.4       27.7
                 Interest expense, net . . . . . . . . . . . . . . . . . . . . . . .     6.8         5.1        5.1
                                                                                      -----------------------------
               Income before income taxes. . . . . . . . . . . . . . . . . . . . . .     5.8        14.3       22.6
                 Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.7         5.6        8.9
                                                                                      -----------------------------
               Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.1         8.7       13.7
               Cash dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . .     4.9         4.7        3.5
                                                                                      -----------------------------
               Reinvested earnings . . . . . . . . . . . . . . . . . . . . . . . . .  $(1.8)      $  4.0     $ 10.2
                                                                                      -----------------------------
                                                                                      -----------------------------
---------------------------------------------------------------------------------------------------------------------
SHARE DATA     Number of shares outstanding at year-end (in thousands) . . . . . . .  13,616      13,538     13,481
(NOTE 7)       Net income per share. . . . . . . . . . . . . . . . . . . . . . . . .  $  .23      $  .64     $ 1.02
               Cash dividends per share. . . . . . . . . . . . . . . . . . . . . . .  $  .36      $  .34     $  .26
               Book value per share. . . . . . . . . . . . . . . . . . . . . . . . .  $ 5.02      $ 5.15     $ 4.86
---------------------------------------------------------------------------------------------------------------------
FINANCIAL      Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 89.9      $ 75.8     $ 89.0
POSITION       Property, plant and equipment, net. . . . . . . . . . . . . . . . . .  $ 54.8      $ 45.3     $ 39.4
AT YEAR-END    Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $226.6      $202.3     $211.9
               Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 11.9      $   .5     $   --
               Long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 76.7      $ 51.0     $ 61.0
               Stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . .  $ 68.3      $ 69.7     $ 65.5
---------------------------------------------------------------------------------------------------------------------
FINANCIAL      Return on sales . . . . . . . . . . . . . . . . . . . . . . . . . . .     0.7%        1.7%       2.7%
RATIOS         Asset turnover. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.1         2.5        2.4
               Return on assets. . . . . . . . . . . . . . . . . . . . . . . . . . .     1.4%        4.3%       6.5%
               Leverage factor . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.3         3.1        3.8
               Return on opening stockholders' equity. . . . . . . . . . . . . . . .     4.5%       13.2%      24.7%
               Percent earnings reinvested . . . . . . . . . . . . . . . . . . . . .       -%       46.3%      74.8%
               Percent increase (decrease) in equity . . . . . . . . . . . . . . . .    (2.0%)       6.4%      18.5%
---------------------------------------------------------------------------------------------------------------------
OTHER DATA     Additions to property, plant and equipment. . . . . . . . . . . . . .  $ 13.4     $  10.4   $    7.8
               Stockholders at year-end. . . . . . . . . . . . . . . . . . . . . . .   1,730       1,747      1,732
               Employees at year-end . . . . . . . . . . . . . . . . . . . . . . . .   1,379       1,371      1,373
               Per employee data (in thousands)
                 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $347.3      $365.5     $363.7
                 Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 83.6      $ 87.9     $ 90.5
                 Operating expenses, including depreciation. . . . . . . . . . . . .  $ 74.5      $ 73.7     $ 70.3
                 Profit from operations. . . . . . . . . . . . . . . . . . . . . . .  $  9.1      $ 14.2     $ 20.2
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)                       1987        1986
----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL   Tons sold (in thousands). . . . . . . . . . . . . . . . . . . . . . .     258         231
SUMMARY OF     Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $376.1      $322.9
EARNINGS         Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . .   282.1       240.6
                                                                                      --------------------
               Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    94.0        82.3
                 Operating expenses. . . . . . . . . . . . . . . . . . . . . . . . .    74.9        74.6
                 Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.7         3.6
                                                                                      --------------------
               Profit from operations. . . . . . . . . . . . . . . . . . . . . . . .    15.4         4.1
                 Interest expense, net . . . . . . . . . . . . . . . . . . . . . . .     3.3         4.1
                                                                                      --------------------
               Income before income taxes. . . . . . . . . . . . . . . . . . . . . .    12.1         0.0
                 Income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . .     5.5        (0.1)
                                                                                      --------------------
               Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6.6         0.1
               Cash dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.0         3.0
                                                                                      --------------------
               Reinvested earnings . . . . . . . . . . . . . . . . . . . . . . . . .   $  3.6     $ (2.9)
                                                                                      --------------------
                                                                                      --------------------
----------------------------------------------------------------------------------------------------------
SHARE DATA     Number of shares outstanding at year-end (in thousands) . . . . . . .  13,381      13,325
(NOTE 7)       Net income per share. . . . . . . . . . . . . . . . . . . . . . . . .  $  .50    $    .01
               Cash dividends per share. . . . . . . . . . . . . . . . . . . . . . .  $  .22    $    .23
               Book value per share. . . . . . . . . . . . . . . . . . . . . . . . .  $ 4.14      $ 3.86
----------------------------------------------------------------------------------------------------------
FINANCIAL      Working capital . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 47.9      $ 47.5
POSITION       Property, plant and equipment, net. . . . . . . . . . . . . . . . . .  $ 35.7      $ 38.4
AT YEAR-END    Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $158.7      $145.6
               Short-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  6.0      $ 14.0
               Long-term debt. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 27.8      $ 30.8
               Stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . .  $ 55.3      $ 51.5
----------------------------------------------------------------------------------------------------------
FINANCIAL      Return on sales . . . . . . . . . . . . . . . . . . . . . . . . . . .     1.8%        0.1%
RATIOS         Asset turnover. . . . . . . . . . . . . . . . . . . . . . . . . . . .     2.3         2.2
               Return on assets. . . . . . . . . . . . . . . . . . . . . . . . . . .     4.2%        0.1%
               Leverage factor . . . . . . . . . . . . . . . . . . . . . . . . . . .     3.1         2.8
               Return on opening stockholders' equity. . . . . . . . . . . . . . . .    12.9%        0.2%
               Percent earnings reinvested . . . . . . . . . . . . . . . . . . . . .    54.0%          -%
               Percent increase (decrease) in equity . . . . . . . . . . . . . . . .     7.3%       (5.0%)
----------------------------------------------------------------------------------------------------------
OTHER DATA     Additions to property, plant and equipment. . . . . . . . . . . . . .  $  2.6      $  6.2
               Stockholders at year-end. . . . . . . . . . . . . . . . . . . . . . .   1,750       1,843
               Employees at year-end . . . . . . . . . . . . . . . . . . . . . . . .   1,232       1,227
               Per employee data (in thousands)
                 Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $305.3      $263.2
                 Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 76.3      $ 67.0
                 Operating expenses, including depreciation. . . . . . . . . . . . .  $ 63.8      $ 63.7
                 Profit from operations. . . . . . . . . . . . . . . . . . . . . . .  $ 12.5      $  3.3
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

A. M. CASTLE & CO. AND SUBSIDIARIES

FINANCIAL REVIEW
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
This discussion should be read in connection with the information contained in the Consolidated Financial Statements and Notes.

OVERVIEW

1996 marked another successful year for A. M. Castle & Co. Sales were the highest in the Company's history, breaking the previous record set in 1995. Earnings also remained strong, finishing as the second highest in Castle's history just behind 1995's record performance. The past year saw Castle aggressively expand its operations, through internal growth and acquisitions, into new markets and complementary lines of business. These new ventures helped achieve record sales levels, and served to offset some of the earnings erosion caused by relatively flat pricing in an inflationary environment in the Company's core business. The current year also showed some slowing in the growth rate of the producer durable goods sector of the economy, as compared to 1995, in which earnings were assisted by rapidly growing demand and a favorable pricing environment at the mill level. Activity levels in 1996 remained strong throughout the year, with the first half outperforming the second half, mainly due to normal seasonal slowdowns that occur during the third quarter summer vacation months and the fourth quarter holiday season.

1996 COMPARED WITH 1995

Net sales for 1996 totaled $672.6 million, an increase of 7.1% over 1995's $627.8 million. Excluding sales generated from our acquisitions, sales declined by 0.4%, with unit volume decreasing by 3.1%. Carbon and stainless steels generated 74% of total sales, with the balance provided by non-ferrous metals.

    Castle remains committed to its focus on gross margin, a vital component of long-term profitability. In 1996, cost of sales as a percentage of total sales decreased. Gross margin percentage increased to 28.4% compared to 27.6% for 1995. The Company's emphasis on providing value-added services has contributed significantly to the improved margin performance over the past two years. Total gross profit was $191.2 million in 1996, up 10.3% from 1995's level of $173.4 million. Excluding gross margins generated from our acquisitions, gross margin increased slightly by 0.6%.

    Substantially all inventories are valued using the LIFO (last-in, first-out) method. This method had the effect of decreasing Castle's cost of sales by $8.8 million in 1996, compared with what it would have been on a FIFO basis.

    Total operating expenses for 1996 were $140.1 million, compared with $121.7 million in the preceding year, a 15.1% increase. Excluding the expenses of our acquired businesses, 1996 operating expenses were up 3.3% as compared to 1995. As a percentage of sales, expenses were 20.8% in 1996 as compared to 19.4% of sales in 1995. Depreciation expense increased by $0.5 million from 1995 primarily due to the additional depreciation expense associated with the acquired companies. Net interest expense declined 2.5% due to lower average borrowings.

    The Company's income tax rate, at 39.5%, remained unchanged from the previous year.

    The increased sales revenues, and the effect of the company's operating leverage on incremental sales, helped to offset some of the softness in the economy and provide another strong earnings year for Castle. Continuing focus on gross margins and management of operating expenses also contributed to the strong earnings performance. Earnings for the year totalled $26.1 million, or $1.86 per share, versus $26.8 million, or $1.93, a share in 1995.

1995 COMPARED WITH 1994

In 1995, sales totaled $627.8 million, an increase of 17% over 1994's $536.6 million. Unit volume increased by 1% to 342,700 tons. Carbon and stainless steels generated 77% of total shipments, with the balance provided by non-ferrous metals. Sales growth in dollars outpaced increases in unit volume due to higher prices at the producer level and to improved margins. Average mill prices in 1995 were about 13.8% above 1994 levels.

    In 1995, material cost as a percentage of total sales decreased. Gross margin percentage rose to 27.6% compared with 27.1% for 1994, primarily due to the higher level of value-added services provided to customers. Gross profit totalled $173.4 million, up 19% from 1994's level of $145.2 million. Strong unit volume increases, higher mill prices, and improved gross margin percentage all contributed to the increase in gross profit. In 1995, LIFO had the effect of increasing Castle's cost of sales by $14.6 million as compared with a $6.1 million increase in 1994.

    Total operating expenses for 1995 were $121.7 million, compared with $112.1 million in 1994. As a percentage of sales, operating expenses fell to 19.4% as compared to 20.9% in 1994. Depreciation expense decreased slightly while interest expense fell 8% due to lower average borrowings.

    In 1995, the Company's income tax rate, at 39.5%, increased from the prior year due the full utilization in 1994 of tax loss carryforwards from our Canadian operations.

    The combination of increased sales revenues and the strong operating leverage created by the Company's focus on gross margins and operating efficiency led to a second consecutive record earnings year in 1995. Earnings for 1995 at $26.8 million, or $1.93 per share, were well over the previous record earnings of $15.4 million, or $1.12 per share, earned in 1994.

    All per share figures have been adjusted to reflect a five-for-four stock split declared in April 1996.

CAPITAL EXPENDITURES

Capital expenditures during 1996 totalled $22.5 million compared with $11.8 million in 1995. Capital expenditures in 1996 included approximately $10.5 million for construction of new facilities in Minneapolis, Minnesota, which opened in mid 1996, and Charlotte, North Carolina, which was put into service in January of 1997. An additional $3.0 million was spent to expand H-A Industries' processing capabilities along with approximately $4.5 million expended for processing and material handling equipment throughout the rest of the Company. The remaining expenditures were aimed at enhancing existing facilities and maintaining property and equipment in good working order. In 1995, approximately $2.9 million was expended for additional production capabilities at H-A Industries, $4.9 million was invested in material handling, sawing, and flame cutting equipment throughout the rest of the Company, and approximately $1.0 million was expended for the purchase of land. The remaining expenditures were aimed at enhancing existing facilities and maintaining property and equipment in good working order.

    During 1996 and 1995, the Company sold and leased back approximately $2.5 million and $4.1 million of fixed assets respectively, which added to cash flow and reduced long-term borrowing.

LIQUIDITY AND CAPITAL RESOURCES

Castle continues to make great strides in strengthening its financial position. Strong earnings and cash flows over the past two years have provided funds for capital expansion and acquisitions while long-term borrowings have been maintained at historically low levels.

    At year end 1996, stockholders' equity had increased 18% over last year to $121.9 million, or $8.70 per share. The previous record earnings achieved in 1995 and 1994 added 49% to stockholders' equity, resulting in a three-year increase in total net worth of 75%. Total borrowings were $43.4 million at year end 1996, as compared to $30.8 million at 1995 year end. Our debt-to-capital ratio was 26% at year end 1996 as compared to 23% at the end of 1995 and 34% at the end of 1994.

    Accounts receivable rose in 1996 reflecting the increase in sales levels. The number of days sales outstanding at the end of 1996 remained unchanged from 1995. Collections remained strong, exceeding our target levels. Management believes that net receivables at December 31, 1996 are of a very good quality. Inventory levels decreased from 1995 despite the increase in sales.

    Working capital was $80.0 million at December 31, 1996, compared with $84.4 million at December 31, 1995.

    Castle had unused committed and uncommitted lines of bank credit of $181.0 million at December 31, 1996, compared with $149.2 million at December 31, 1995. Management believes that funds generated from operations, existing lines of credit and additional borrowing capacity should provide adequate funding for current and anticipated business operations.

COMMON STOCK INFORMATION
Symbol CAS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              DIVIDENDS              STOCK PRICE RANGE
                           1996      1995         1996               1995
--------------------------------------------------------------------------------
First quarter...........   $.12   $.096    $20 3/8   $   25   $ 9 3/4   $11 1/2
Second quarter..........    .15    .096     23 1/2   30 7/8     9 3/4        15
Third quarter...........    .15     .12     16 3/4   23 1/4    14 3/8        20
Fourth quarter..........    .15     .12     16 1/8       20    17 5/8    22 5/8
                           ------------
                           $.57    $.43
                           ------------
                           ------------
--------------------------------------------------------------------------------

A. M. CASTLE & CO. AND SUBSIDIARIES


SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The Company's LIFO inventory system charges cost of material sold at the inventory costs of its most recent purchases. The LIFO method matches current revenues with current costs of inventory. This method more fairly presents results of operations, whether in periods of inflation or deflation.

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

SUPPLEMENTARY STATEMENTS OF CONSOLIDATED FINANCIAL POSITION


                                                                                           December 31,
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                                                               1996      1995      1994
--------------------------------------------------------------------------------------------------------------
Current assets
  Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               $  1.8    $  0.7     $ 1.0
  Accounts receivable, net . . . . . . . . . . . . . . . . . . . . .                 68.8      63.4      58.9
  Inventories, at latest cost. . . . . . . . . . . . . . . . . . . .                152.1     164.1     149.9
                                                                                   ---------------------------
    Total current assets . . . . . . . . . . . . . . . . . . . . . .                222.7     228.2     209.8
  Less--current liabilities. . . . . . . . . . . . . . . . . . . . .               (107.4)   (104.0)   (102.8)
                                                                                   ---------------------------
Net current assets . . . . . . . . . . . . . . . . . . . . . . . . .                115.3     124.2     107.0
Fixed and other assets, net. . . . . . . . . . . . . . . . . . . . .                 97.4      60.7      55.0
                                                                                   ---------------------------
    Total assets, less current liabilities . . . . . . . . . . . . .                212.7     184.9     162.0
Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . .                (40.9)    (28.0)    (38.5)
Deferred income taxes. . . . . . . . . . . . . . . . . . . . . . . .                (11.4)    (10.9)     (7.8)
Postretirement benefit obligations . . . . . . . . . . . . . . . . .                 (3.2)     (2.8)     (2.5)
Unrecognized inventory gain, net of taxes. . . . . . . . . . . . . .                (35.3)    (39.8)    (31.0)
                                                                                   ---------------------------
Stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . .               $121.9    $103.4     $82.2
                                                                                   ---------------------------
                                                                                   ---------------------------
--------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF INCOME

                                                                                        Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                      1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $672,617       $627,826       $536,568
Cost of material sold. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    481,451        454,428        391,386
                                                                                 --------------------------------------
  Gross profit on sales. . . . . . . . . . . . . . . . . . . . . . . . . . . .    191,166        173,398        145,182
                                                                                 --------------------------------------
Expenses
  Operating expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    140,144        121,652        112,070
  Depreciation (Note 1). . . . . . . . . . . . . . . . . . . . . . . . . . . .      5,008          4,459          4,603
  Interest expense, net (Notes 2 and 4). . . . . . . . . . . . . . . . . . . .      2,878          2,953          3,215
                                                                                 --------------------------------------
                                                                                  148,030        129,064        119,888
                                                                                 --------------------------------------
Income before income taxes . . . . . . . . . . . . . . . . . . . . . . . . . .     43,136         44,334         25,294
                                                                                 --------------------------------------
Income taxes (Notes 1 and 3)
  Federal - currently payable. . . . . . . . . . . . . . . . . . . . . . . . .     12,845         14,114          6,503
          - deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        934            (72)         1,474
  State. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,253          3,466          1,907
                                                                                 --------------------------------------
                                                                                   17,032         17,508          9,884
                                                                                 --------------------------------------
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 26,104       $ 26,826       $ 15,410
                                                                                 --------------------------------------
Net income per share (Notes 1 and 7) . . . . . . . . . . . . . . . . . . . . .   $   1.86       $   1.93       $   1.12
                                                                                 --------------------------------------
                                                                                 --------------------------------------
-----------------------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS

                                                                                        Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                      1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
Balance at beginning of year . . . . . . . . . . . . . . . . . . . . . . . . .   $ 81,998        $61,178       $ 49,409
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     26,104         26,826         15,410
Cash dividends--$.57 in 1996, $.43 per share in 1995 and
  $.26 per share in 1994 (Note 7). . . . . . . . . . . . . . . . . . . . . . .     (7,978)        (6,006)        (3,641)
                                                                                 --------------------------------------
Balance at end of year . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $100,124        $81,998       $ 61,178
                                                                                 --------------------------------------
                                                                                 --------------------------------------
-----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                                                         Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                             1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash (Note 1). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $  1,805       $    667       $    976
  Accounts receivable, less allowances of $700 in 1996 and $600 in
    1995 and 1994  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     68,791         63,408         58,892
  Inventories--principally on last-in, first-out basis (latest cost higher by approximately $58,800 in 1996, $66,300 in 1995 and
    $51,700 in 1994) (Note 1). . . . . . . . . . . . . . . . . . . . . . . . .     93,315         97,766         98,215
                                                                                 --------------------------------------
      Total current assets . . . . . . . . . . . . . . . . . . . . . . . . . .    163,911        161,841        158,083
                                                                                 --------------------------------------
Prepaid expenses and other assets (Note 1) . . . . . . . . . . . . . . . . . .     34,742         16,245         13,854
                                                                                 --------------------------------------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5,775          4,955          4,062
  Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     40,817         35,485         34,716
  Machinery and equipment. . . . . . . . . . . . . . . . . . . . . . . . . . .     82,265         64,535         59,497
                                                                                 --------------------------------------
                                                                                  128,857        104,975         98,275
  Less -- accumulated depreciation . . . . . . . . . . . . . . . . . . . . . .     66,140         60,512         57,085
                                                                                 --------------------------------------
                                                                                   62,717         44,463         41,190
                                                                                 --------------------------------------
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $261,370       $222,549        $213,12
                                                                                 --------------------------------------
                                                                                 --------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $ 63,860       $ 60,969       $ 61,282
  Accrued payroll and employee benefits (Note 6) . . . . . . . . . . . . . . .     10,663          8,681          9,843
  Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,442          4,095          4,861
  Current and deferred income taxes (Notes 1 and 3). . . . . . . . . . . . . .      2,455            958          2,321
  Current portion of long-term debt (Note 4) . . . . . . . . . . . . . . . . .      2,482          2,756          3,831
                                                                                 --------------------------------------
    Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . .     83,902         77,459         82,138
                                                                                 --------------------------------------
Long-term debt, less current portion (Note 4). . . . . . . . . . . . . . . . .     40,934         28,015         38,531
                                                                                 --------------------------------------
Deferred income taxes (Notes 1 and 3). . . . . . . . . . . . . . . . . . . . .     11,427         10,893          7,772
                                                                                 --------------------------------------
Postretirement benefit obligation (Note 6) . . . . . . . . . . . . . . . . . .      3,181          2,819          2,525
                                                                                 --------------------------------------
Stockholders' equity (Notes 1 and 7)
  Common stock, without par value--authorized 30,000,000
    shares; issued and outstanding 14,008,792 in 1996,
    13,944,705 in 1995 and 13,849,556 in 1994. . . . . . . . . . . . . . . . .     26,681         25,441         24,114
  Earnings reinvested in the business. . . . . . . . . . . . . . . . . . . . .    100,124         81,998         61,178
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        257            229            244
  Treasury stock, at cost (834,439 shares in 1996,
    799,268 shares in 1995 and 745,551 shares in 1994) . . . . . . . . . . . .     (5,136)        (4,305)        (3,375)
                                                                                 --------------------------------------
      Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . .    121,926        103,363         82,161
                                                                                 --------------------------------------
Total liabilities and stockholders' equity . . . . . . . . . . . . . . . . . .   $261,370       $222,549       $213,127
                                                                                 --------------------------------------
                                                                                 --------------------------------------
-----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                             1996           1995           1994
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $26,104        $26,826        $15,410
Adjustments to reconcile net income to net cash provided from operating activities
    Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5,008          4,459          4,603
    Gain on sale of facilities/equipment . . . . . . . . . . . . . . . . . . .       (112)           (90)          (106)
    Increase (decrease) in deferred taxes. . . . . . . . . . . . . . . . . . .        458          3,121           (295)
    (Increase) in prepaid expenses and other assets. . . . . . . . . . . . . .     (3,388)        (2,391)        (2,766)
    Vested portion of restricted stock awards. . . . . . . . . . . . . . . . .        198            161             68
    Increase in postretirement benefit obligation. . . . . . . . . . . . . . .        362            294             59
                                                                                 --------------------------------------
Cash provided from operating activities before changes in
  current accounts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     28,630         32,380         16,973
                                                                                 --------------------------------------
  Increase (decrease) from changes in:
    Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,619         (4,516)        (9,844)
    Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,835            449          3,357
    Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (8,727)          (313)        11,300
    Accrued payroll and employee benefits. . . . . . . . . . . . . . . . . . .        160         (1,162)         3,861
    Accrued liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . .        216           (766)         1,349
    Current and deferred income taxes. . . . . . . . . . . . . . . . . . . . .      1,182         (1,363)         1,122
                                                                                 --------------------------------------
Net increase (decrease) from changes in current accounts . . . . . . . . . . .      6,285         (7,671)        11,145
                                                                                 --------------------------------------
Net cash provided from operating activities. . . . . . . . . . . . . . . . . .     34,915         24,709         28,118
                                                                                 --------------------------------------
Cash flows from investing activities
  Investments and acquisitions (Note 9). . . . . . . . . . . . . . . . . . . .    (17,984)            --             --
  Proceeds from sales of facilities/equipment (Note 5) . . . . . . . . . . . .      2,521          4,140          3,213
  Capital expenditures . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (22,544)       (11,782)        (7,926)
                                                                                 --------------------------------------
Net cash from investing activities . . . . . . . . . . . . . . . . . . . . . .    (38,007)        (7,642)        (4,713)
                                                                                 --------------------------------------
Cash flows from financing activities
  Proceeds from issuance of long-term debt . . . . . . . . . . . . . . . . . .     23,060          4,685          4,409
  Repayments of long-term debt . . . . . . . . . . . . . . . . . . . . . . . .    (11,091)       (16,276)       (25,506)
  Dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (7,978)        (6,006)        (3,641)
  Net proceeds from issuance of stock. . . . . . . . . . . . . . . . . . . . .        211            236            705
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         28            (15)            76
                                                                                 --------------------------------------
Net cash provided from (used by) financing activities. . . . . . . . . . . . .      4,230        (17,376)       (23,957)
                                                                                 --------------------------------------
Net increase (decrease) in cash. . . . . . . . . . . . . . . . . . . . . . . .      1,138           (309)          (552)
Cash--beginning of year. . . . . . . . . . . . . . . . . . . . . . . . . . . .        667            976          1,528
                                                                                 --------------------------------------
Cash--end of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 1,805        $   667        $   976
                                                                                 --------------------------------------
                                                                                 --------------------------------------
Supplemental disclosures of cash flow information
  Cash paid during the year for--
    Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $ 2,997        $ 3,045        $ 3,435
                                                                                 --------------------------------------
    Income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $15,268        $15,750        $ 9,057
                                                                                 --------------------------------------
                                                                                 --------------------------------------
-----------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) PRINCIPAL ACCOUNTING POLICIES AND BUSINESS DESCRIPTION
NATURE OF OPERATIONS -- The Company is an industrial distributor of specialty metals including carbon, alloy, and stainless steels; nickel alloys; aluminum; titanium; copper and brass; throughout the United States and Canada. The customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized ones in various industries primarily within the producer durable equipment sector. The Company also distributes industrial plastics through its subsidiary Total Plastics, Inc.

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

INVENTORIES -- Substantially all inventories are stated at the lower of last-in, first-out (LIFO) cost or market. The Company values its LIFO increments using the costs of its latest purchases during the years reported.

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

The Company provides for depreciation of plant and equipment by charging against income amounts sufficient to amortize the cost of properties over their estimated useful lives (buildings--12 to 40 years; machinery and equipment--5 to 20 years). Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Included in depreciation expense is the amortization of assets under capital leases.

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

NET INCOME PER SHARE -- Net income per share has been computed based on weighted average common shares outstanding during the year -- 13,998,783 in 1996, 13,893,798 in 1995 and 13,791,695 in 1994. The number of shares in 1994 and 1995 have been restated to reflect a 25% stock dividend in 1996.

GOODWILL -- Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40 year period. As required, the Company continually evaluates whether later events or circumstances warrant a revision in the remaining useful life and recoverability of the unamortized balance. The unamortized balance is reflected on the consolidated balance sheet under prepaid expense and other assets.

(2) SHORT-TERM DEBT
Short-term borrowing activity was as follows (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                    1996      1995      1994
--------------------------------------------------------------------------------
Maximum borrowed . . . . . . . . . . . . . . . .   $5,000    $7,450    $6,975
Average borrowed . . . . . . . . . . . . . . . .      884     1,947     2,638
Average interest rate
During the year. . . . . . . . . . . . . . . . .      5.5%      6.1%      4.3%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(3) INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's Federal and state deferred tax liabilities and assets as of December 31, 1996, 1995 and 1994 are as follows (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation . . . . . . . . . . . . . . . . .     $6,547    $5,666    $5,119
  Inventory, net . . . . . . . . . . . . . . . .      2,858     2,799     3,991
  Pension. . . . . . . . . . . . . . . . . . . .      5,743     5,030     2,617
  Other, net . . . . . . . . . . . . . . . . . .     (1,612)      (59)     (101)
                                                    ---------------------------
    Net deferred liabilities . . . . . . . . . .     13,536    13,436    11,626
Deferred tax assets:
  Postretirement benefits. . . . . . . . . . . .      1,426     1,271     1,155
                                                    ---------------------------
    Net deferred tax liabilities . . . . . . . .    $12,110   $12,165   $10,471
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The components of the provision (benefit) for deferred Federal income tax for the years ended December 31, 1996, 1995 and 1994, are as follows (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Depreciation . . . . . . . . . . . . . . . . . .      $537      $415       $(4)
Inventory, net . . . . . . . . . . . . . . . . .       125    (1,124)    2,013
Pension. . . . . . . . . . . . . . . . . . . . .       621       963        16
Other, net . . . . . . . . . . . . . . . . . . .      (349)     (326)     (551)
                                                    ---------------------------
                                                      $934      $(72)   $1,474
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually provided is as follows (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Federal income tax at statutory rates. . . . . .    $15,098   $15,517    $8,853
State income taxes, net of Federal income
 tax benefits. . . . . . . . . . . . . . . . . .      2,103     2,248     1,223
Net operating loss carry-forward . . . . . . . .         --      (296)     (296)
Other. . . . . . . . . . . . . . . . . . . . . .       (169)       39       104
                                                    ---------------------------
                                                    $17,032   $17,508    $9,884
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------

(4) LONG-TERM DEBT
Long-term debt consisted of the following at December 31, 1996, 1995 and 1994 (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Revolving credit agreement (a) (c) . . . . . . .    $    --   $ 7,640   $20,076
6.49% insurance company term loan,
  due in equal installments from
  2004 through 2008. . . . . . . . . . . . . . .     20,000        --        --
9.3% insurance company term loan,
  due in equal installments through 2000 . . . .      6,650     8,320     9,990
7.53% insurance company term loan
  due in equal installments from
  1999 through 2005. . . . . . . . . . . . . . .      4,600     4,600        --
Industrial development revenue bonds
  at variable rates, due in varying
  amounts through 2010 (b) (c) . . . . . . . . .     11,058     8,700     8,800
11.5% insurance company term loan,
  due in equal installments through 1995 . . . .         --        --     1,500
Canadian bank term loan at variable rates,
  final payment in 1996. . . . . . . . . . . . .         --       825     1,158
Other. . . . . . . . . . . . . . . . . . . . . .      1,108       686       838
                                                    ---------------------------
Total. . . . . . . . . . . . . . . . . . . . . .     43,416    30,771    42,362
Less--current portion. . . . . . . . . . . . . .     (2,482)   (2,756)   (3,831)
                                                    ---------------------------
Total long-term portion. . . . . . . . . . . . .    $40,934   $28,015   $38,531
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The carrying value of long term debt does not differ materially from their estimated fair value as of December 31, 1996.

(a) The Company has revolving credit agreements of $80.0 million domestically and $7.7 million with a Canadian bank. The credit facilities are five-year revolvers, extended annually by mutual agreement, and the Canadian facility has a four-year equal amortization term option. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.

    Interest rate options on the domestic facility are based on Eurodollar Interbank Rates, Reference Rates or competitive Bid Rates from five participating banks. A commitment fee of .175% of the unused portion of the commitment is required on the domestic facility.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain minimum funded debt to total capitalization ratios. At December 31, 1996, the Company was in compliance with all restrictive covenants.

(d) Aggregate annual principal payments required on the noncurrent portion of long-term debt (including obligations under capital leases) are due as follows (in thousands):

1998   $2,198     1999   $2,834     2000   $2,778     2001   $1,149
       ------            ------            ------            ------
       ------            ------            ------            ------

    Total net book value of assets collateralized under financing arrangements approximated $2.0 million at December 31, 1996.

    Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $0.3 million in 1996 and $ 0.1 million in 1995 and 1994.

(5) LEASE AGREEMENTS
(a) Description of leasing arrangements -- The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases -- Obligations under capitalization of leases are not significant.

(c) Operating leases -- Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996, are as follows (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Year ending December 31,
--------------------------------------------------------------------------------
  1997 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $5,842
  1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,489
  1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,007
  2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,905
  2001 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,991
  Later years. . . . . . . . . . . . . . . . . . . . . . . . . .        2,770
                                                                     --------
Total minimum payments required. . . . . . . . . . . . . . . . .      $22,004
                                                                     --------
                                                                     --------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(d) Rental expense -- Total rental payments charged to expense were $8.9 million in 1996, $7.8 million in 1995 and $7.4 million in 1994.

(e) Sale and leaseback of assets -- During 1996, 1995 and 1994 the Company sold and leased back equipment under operating leases with terms ranging from five to eight years. The assets sold at approximately net book value for proceeds of $2,473,000, $4,059,000 and $2,618,000 respectively. The 1996 lease allows for a purchase option at the end of

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
the lease term of $779,000. The 1995 and 1994 leases allow for a purchase option at the end of the lease term of $1,349,000 for the 1995 leases and $1,101,000 for the 1994 lease. Annual rentals are $336,000 for the 1996 leases, $615,000 for the 1995 leases and $482,000 for the 1994 lease transaction.

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

    The net pension expense/(credits) in 1996, 1995 and 1994 were composed of the following (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                     1996      1995      1994
--------------------------------------------------------------------------------
Normal service cost. . . . . . . . . . . . . . .    $1,798    $1,302    $1,318

Interest cost on projected benefit obligation. .     4,261     3,929     3,612
Actual return on plan assets . . . . . . . . . .    (7,373)  (10,314)     (820)
Net amortization and deferral. . . . . . . . . .     1,572     4,866    (4,145)
                                                    ---------------------------
Net pension expense (credit) . . . . . . . . . .    $  258    $ (217)   $  (35)
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
The status of the plans at December 31, 1996, 1995 and 1994, was as follows:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Actuarial present value of
  vested benefit obligation. . . . . . . . . . .    $44,011   $45,519   $36,617
  Plus--Nonvested benefit obligation . . . . . .      2,670     3,180     2,945
                                                    ---------------------------
  Vested and nonvested accumulated benefit
    obligation . . . . . . . . . . . . . . . . .     46,681    48,699    39,562
  Plus--Projected salary increases benefit
    obligation . . . . . . . . . . . . . . . . .      9,894     9,407     4,816
                                                    ---------------------------
  Projected benefit obligation . . . . . . . . .     56,575    58,106    44,378
Plan assets at fair market value . . . . . . . .     65,511    57,222    46,508
                                                    ---------------------------
Plan assets in excess of (less than)
  projected benefit obligation . . . . . . . . .      8,936      (884)    2,130
Items not yet recognized in earnings
  Unrecognized net transitional assets . . . . .         --      (976)   (1,952)
  Unrecognized net loss. . . . . . . . . . . . .      4,477    10,649     4,791
  Unrecognized prior-service cost. . . . . . . .        942     1,148     1,353
                                                    ---------------------------
Pension prepaid recognized on the consolidated
  balance sheets at December 31. . . . . . . . .    $14,355   $ 9,937   $ 6,322
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                     1996      1995      1994
--------------------------------------------------------------------------------
Discount rate. . . . . . . . . . . . . . . . . .     8.00%     7.25%     8.75%
Projected annual salary increases. . . . . . . .     4.75      4.75      4.75
Expected long-term rate of return on
  plan assets. . . . . . . . . . . . . . . . . .     9.50      9.50      9.50
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The Company has profit sharing plans for the benefit of salaried and other eligible employees (including officers). The Company's profit sharing plan includes features under Section 401(k) of the Internal Revenue Code. The plan includes a provision whereby the Company partially matches employee contributions up to a maximum of 6% of the employees' salary. The plan also includes a supplemental contribution feature whereby a Company contribution would be made to all eligible employees upon achievement of specific return on investment goals as defined by the plan.

    The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objective, of their respective operating units. Incentives are paid to corporate officers on the basis of total Company performance against objective. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year end. The amounts charged to income are summarized below (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Profit sharing and 401-K . . . . . . . . . . . .     $2,469    $2,258    $2,224
                                                     --------------------------
                                                     --------------------------
Management incentive . . . . . . . . . . . . . .     $2,664    $2,966    $2,678
                                                     --------------------------
                                                     --------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans.
Net postretirement benefit cost for 1996, 1995 and 1994 includes the following components (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Service cost . . . . . . . . . . . . . . . . . .      $214      $154      $128
Interest cost on accumulated postretirement
  benefit obligation . . . . . . . . . . . . . .       311       313       238
Amortization of unrecognized prior
  service cost . . . . . . . . . . . . . . . . .        22       (26)       17
Amortization of unrecognized net (gain)
  or loss. . . . . . . . . . . . . . . . . . . .        25        49       (25)
                                                    ---------------------------
Net periodic postretirement benefit cost . . . .      $572      $490      $358
                                                    ---------------------------
                                                    ---------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The following is a reconciliation between the plan's funded status and the accrued postretirement benefit obligation as reflected on the balance sheet as of December 31, 1996, 1995 and 1994 (in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees . . . . . . . . . . . . . . . . . . .     $1,528    $2,003    $1,354
  Fully eligible active plan participants. . . .        133       147       149
  Other active plan participants . . . . . . . .      2,825     3,088     1,524
                                                     --------------------------
                                                      4,486     5,238     3,027
  Unrecognized prior service cost. . . . . . . .       (459)     (480)      238
  Unrecognized net loss. . . . . . . . . . . . .       (431)   (1,523)     (324)
                                                     --------------------------
  Accrued postretirement benefit obligation. . .     $3,596    $3,235    $2,941
                                                     --------------------------
                                                     --------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    Future benefit costs were estimated assuming medical costs would increase at a 11.75% annual rate for the current year, with annual increases decreasing by 0.5% per year for two years, and 1% per year thereafter until an ultimate trend rate of 5 3/4% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 1996 by $343,000 with no significant effect on the 1996 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% in 1996, 7.25% in 1995 and 8.75% in 1994.

(7) COMMON STOCK
On April 23, 1996, the Company declared a 25% stock dividend which was accounted for as a 5-for-4 stock split and had no effect on common stock or reinvested earnings. All per share amounts presented reflect the effect of the 25% stock dividend on a retroactive basis.

    Changes in the common and treasury stock accounts during 1996, 1995 and
1994 were as follows (dollars in thousands):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                             Common Stock       Treasury Stock
--------------------------------------------------------------------------------
                                         Shares
                                         Issued      Amount    Shares    Amount
--------------------------------------------------------------------------------
December 31, 1993. . . . . . . . .     14,264,618   $21,938   617,775    $1,972
  Stock options exercised. . . . .        316,202     2,108   127,930     1,404
  Other. . . . . . . . . . . . . .         14,287        68      (154)       (1)
                                       ----------------------------------------
December 31, 1994. . . . . . . . .     14,595,107    24,114   745,551     3,375
  Stock options exercised. . . . .        132,055     1,166    53,691       930
  Other. . . . . . . . . . . . . .         16,810       161        25        --
                                       ----------------------------------------
December 31, 1995. . . . . . . . .     14,743,972    25,441   799,267     4,305
  Stock options exercised. . . . .         90,944     1,064    35,141       831
  Other. . . . . . . . . . . . . .          8,225       176       (59)       --
                                       ----------------------------------------
December 31, 1996. . . . . . . . .     14,843,141   $26,681   834,349    $5,136
                                       ----------------------------------------
                                       ----------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The Company has long-term stock incentive and stock option plans for the benefit of officers, directors, and key management employees. The plans and related activity are summarized below.

    The 1989 Long-Term Incentive Plan authorized up to 421,875 shares of common stock for use under the plan. Compensation expense is recognized ratably over the vesting period as determined by the plan. Activity under the plan for 1996, 1995 and 1994 is as follows:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      1996      1995      1994
--------------------------------------------------------------------------------
Compensation expense . . . . . . . . . . . . . .   $330,000  $275,000  $117,000
                                                   ----------------------------
                                                   ----------------------------
Shares awarded . . . . . . . . . . . . . . . . .      8,945    16,810    14,823
                                                   ----------------------------
                                                   ----------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The Company currently has three stock option plans in effect. The 1990 Restricted Stock and Stock Option Plan authorizes up to 656,250 shares of common stock for use under the plan; the 1995 Directors Stock Option Plan authorizes up to 187,500 shares; and the 1996 Restricted Stock and Stock Option Plan authorizes 937,500 shares for use under the plan. A summary of the activity under the plans is shown below:
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         Option      Wtd. Avg.
                                         Shares   Exercise Price    Range
--------------------------------------------------------------------------------
December 31, 1993. . . . . . . . .       413,063    $  6.64     $6.27 -  7.07
  Granted. . . . . . . . . . . . .       210,938      12.07         12.07
  Exercised. . . . . . . . . . . .      (316,203)      6.67      6.27 -  7.07
                                      -----------------------------------------
December 31, 1994. . . . . . . . .       307,798      10.33      6.27 - 12.07
  Granted. . . . . . . . . . . . .         8,000      12.10         12.10
  Forfeitures. . . . . . . . . . .        (2,625)      7.07          7.07
  Exercised. . . . . . . . . . . .      (132,055)      8.83      6.27 - 12.07
                                      -----------------------------------------
December 31, 1995. . . . . . . . .       181,118      11.53      6.27 - 12.07
  Granted. . . . . . . . . . . . .       184,255      18.95     18.75 - 23.38
  Exercised. . . . . . . . . . . .       (90,944)     11.70      6.27 - 12.07
                                      -----------------------------------------
December 31, 1996. . . . . . . . .       274,429     $16.44     $6.27 - 23.38
                                      -----------------------------------------
                                      -----------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    As of December 31, 1996, 90,174 of the 274,429 options outstanding, were currently exercisable and had a weighted average contractual life of 2.4 years with a weighted average exercise price of $11.32. The remaining 184,255 shares were not exercisable and had a weighted average contractual life of 4.5 years, with a weighted average exercise price of $18.95. The weighted average fair value of the current year's option grant is estimated to be $5.32 per share. The fair value has been estimated on the day of the grant using the Black Scholes option pricing model with the following assumptions, risk free interest rate of 6.3%, expected dividend yield of 3.0%, option life of 5 years, and expected volatility of 30 percent.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    The Company has chosen to account for the stock option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. Had compensation cost for these plans been determined under SFAS No. 123, the Company's 1996 net income would have been reduced by approximately $490,000 or $.03 per share. The effect on 1995 net income was immaterial.

(8) CONTINGENT LIABILITIES
At December 31, 1996 total exposure under guarantees issued for banking facilities of unconsolidated affiliates was $21 million. The Company was contingently liable as endorser on discounted trade acceptances aggregating $5.3 million at December 31, 1996. Also, the Company has $1.4 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.

    The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.

(9) ACQUISITIONS
During 1996 the Company purchased four distribution businesses and through its joint venture, Depot Metals L.L.C., acquired a one-third interest in another metals distributor. The aggregate cash consideration paid was $17,984,000 including certain transaction costs. The acquisitions have been accounted for as purchases and are included in the financial statements from the date of acquisition. The Company's interest in the joint venture has been accounted for using the equity method and the Company's share of the operating results of the joint venture has been included in the Company's financial statements since the date of acquisition. Pro-forma results are not presented as the amounts do not significantly differ from historical results.

(10) SELECTED QUARTERLY DATA (UNAUDITED)
The unaudited quarterly results of operations for 1996 and 1995 are as follows (dollars in thousands, except per share data--Note 7):
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       First     Second      Third      Fourth
                                      Quarter    Quarter    Quarter    Quarter
--------------------------------------------------------------------------------
1996 QUARTERS
  NET SALES. . . . . . . . . . . .   $175,047   $174,797   $162,322   $160,451
  GROSS PROFIT . . . . . . . . . .     49,005     49,322     45,490     47,349
  NET INCOME . . . . . . . . . . .      7,622      7,025      5,258      6,199
  NET INCOME
    PER SHARE. . . . . . . . . . .       $.54       $.50       $.38     $  .44
1995 quarters
  Net sales. . . . . . . . . . . .   $169,056   $163,080   $149,023   $146,667
  Gross profit . . . . . . . . . .     47,299     44,784     40,726     40,589
  Net income . . . . . . . . . . .      8,246      6,839      5,393      6,348
  Net income per share . . . . . .       $.59      $.50       $.38        $.46
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF A. M. CASTLE & CO.:

We have audited the accompanying consolidated balance sheets of A. M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 1996, 1995 and 1994, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Castle & Co. and Subsidiaries as of December 31, 1996, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Chicago, Illinois,
February 3, 1997

DIRECTORS

DANIEL T. CARROLL
Chairman
The Carroll Group, Inc.
a management consulting firm

EDWARD F. CULLITON
Vice President and
Chief Financial Officer

WILLIAM K. HALL
President and
Chief Executive Officer
Falcon Building Products, Inc.
a diversified manufacturer
of building products

ROBERT S. HAMADA
Dean
Graduate School of Business
University of Chicago

PATRICK  J. HERBERT, III
President
Simpson Estates, Inc.
a private management firm

JOHN P. KELLER
President
Keller Group
an industrial manufacturing &
coal mining company

JOHN W. MCCARTER, JR.
President
The Field Museum

WILLIAM J. MCDERMOTT
Retired President
Simpson Estates, Inc.
a private management firm

RICHARD G. MORK
President and
Chief Executive Officer

JOHN PUTH
Principle
J.W. Puth Associates
a consulting firm

MICHAEL SIMPSON
Chairman of the Board

RICHARD A. VIRZI
Retired President and
Chief Executive Officer
A. M. Castle & Co.

OFFICERS

MICHAEL SIMPSON
Chairman of the Board

RICHARD G. MORK
President and
Chief Executive Officer

EDWARD F. CULLITON
Vice President and
Chief Financial Officer

SVEN G. ERICSSON
Vice President-
International

M. Bruce herron
Vice President-
Western Region

STEPHEN V. HOOKS
Vice President-
Midwest Region

FRITZ OPPENLANDER
Vice President-
Operations

RICHARD G. PHIFER
Vice President-
Eastern Region

ALAN D. RANEY
Vice President-
Advanced Materials Group

ROBERT A. ROSENOW
Vice President-
Plate & Carbon Products Group

GISE VAN BAREN
Vice President-
Alloy Products Group

PAUL J. WINSAUER
Vice President-
Human Resources

JAMES A. PODOJIL
Treasurer-Controller

JERRY M. AUFOX
Secretary-
Legal Counsel

HY-ALLOY STEELS CO.

GISE VAN BAREN
President and General Manager

TOTAL PLASTICS, INC.

JOHN A. KOZACKI
President

THOMAS GARRETT
Vice President

STEVEN E. HULBERT
Vice President

CUTTER PRECISION METALS, INC.

KIRKLAN VOLL
President

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

ANNUAL MEETING

The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 24, 1997 at 10 a.m. Central Daylight Savings Time. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131.

FORM 10-K

A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.