Form 10-K405, Exhibit 13
period 1997-12-31
CASTLE A M & CO
filed 1998-03-27
CIK 18172

1997 ANNUAL REPORT         [A.M. Castle Logo]

                            THE CASTLE DIFFERENCE

CORPORATE PROFILE

Founded in 1890, A. M. Castle & Co. provides highly engineered materials and value-added processing services to a wide range of industrial companies within the $600 billion producer durable equipment sector of the economy. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized ones spread across the entire spectrum of metals-using industries. Within our core specialty metals business, we are recognized as North America's largest industrial distributor of carbon, alloy and stainless steels; nickel alloys; aluminum; titanium; copper and brass; as well as the industry pioneer and premier provider of materials management programs that are designed to reduce our customers' total costs. Through our subsidiary, Total Plastics, Inc., we also distribute a broad range of value-added industrial plastics. Together, Castle and its affiliated companies operate 47 locations throughout North America. Our common stock is traded on the American and Chicago Stock Exchanges under the ticker symbol CAS.

OUR CORPORATE GOALS
-  Market Leadership in all Core Products
-  Supplier of Choice to Our Customers
-  World Class Quality Process
-  Consistently Competitive Returns on Capital
-  Superior Long-Term Total Returns to Shareholders


THE CASTLE DIFFERENCE reflects the many strengths we have built over the past several decades. We have achieved industry leadership in the distribution of highly engineered materials by developing a world-class base of both customers and suppliers. In a market that is moving toward increasingly demanding performance and service features, we believe we offer the most advanced processing technologies in our industry. We're also the industry leader in integrated supply chain management, a strategic asset in winning and keeping customers.

But with all these advantages, the fundamental reason for The Castle Difference is our people. Their enthusiasm and dedication gives us great confidence in the outlook for our company as we move toward the next century.



  TABLE OF CONTENTS
  Financial Highlights                                               1
  Letter to Shareholders                                             2
  Investment Report                                                  5
  The Castle Difference                                              6
  Eleven-Year Financial & Operating Statements                      12
  Financial Review                                                  14
  Consolidated Statements and Notes                                 17
  Management and Shareholder Information--Inside Back Cover

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                              THE YEAR IN BRIEF



(dollars and shares in thousands except per share amounts)
-------------------------------------------------------------------------------------------------
                                                                                         %
                                                                   1997      1996      Change
-------------------------------------------------------------------------------------------------
OPERATING RESULTS              Net sales                           $754,865  $672,617     12%
                               Gross profit on sales                214,579   191,166     12%
                               Income before taxes                   39,531    43,136    (8%)
                               Net income                            23,845    26,104    (9%)
PER SHARE OF
COMMON STOCK                   Net income (basic)                      1.70      1.86    (9%)
                               Dividends                                .66       .57     16%
                               Stockholders' equity                    9.74      8.70     12%
BALANCE SHEET                  Total assets                         366,375   261,370     40%
                               Total debt                            93,423    43,416    115%
                               Total equity                         136,709   121,926     12%
                               Working capital                      119,770    80,009     50%
                               Cash flow*                            30,051    31,112    (3%)
                               Average shares outstanding            14,026    13,999      --
SELECTED RATIOS                Return on sales                         3.2%      3.9%   (18%)
                               Return on assets                        6.5%     10.0%   (35%)
                               Return on opening equity               19.6%     25.3%   (22%)
                               Current ratio                            2.0       2.0      --
                               Debt-to-capital ratio                  40.6%     26.3%     54%
---------------------------------------------------------------------------------------------

* Net income plus depreciation

[ GRAPH ]

NET SALES
($ Millions)

1993   1994   1995   1996    1997
---------------------------------
474     537    628    673     755


NET INCOME
($ Millions)

1993   1994   1995   1996    1997
---------------------------------
6.9    15.4   26.8   26.1    23.8

NET WORTH
($ Millions)

1993   1994   1995   1996    1997
---------------------------------
70      82     103    122    137


-------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                              1

-------------------------------------------------------------------------------

                               A. M. CASTLE & CO.

                TO OUR SHAREHOLDERS, CUSTOMERS AND EMPLOYEES:

The bold statement on this year's front cover represents more than a decade's work to create The Castle Difference -- the most innovative and highest value-added materials management capability in our industry. More than anything else, this expertise differentiates our company from other leading metals distributors and processors.
     Today, we are leveraging this capability into new distribution channels and market niches. As we move toward the millennium and beyond, we are uniquely positioned as a full-service, multi-channel materials management company -- capable of growing average annual earnings at double-digit rates while maintaining consistently high returns on our shareholders' capital. We believe that we have developed the most compelling strategic and financial model for growth in our industry. This model, the values that drive it, and the opportunities upon which it is based, are the focus of our 1997 Annual Report.
1997 FINANCIAL RESULTS
Fueled by strong contributions from the acquisitions made over the past two years, our revenues rose 12% to a record $754.9 million. Our gross profit also hit a record level, up 12% to $214.6 million. This achievement is especially notable in a relatively flat mill pricing environment because it confirms the high value that our customers place on the processing and logistical services that are an integral part of the highly engineered products we provide to them.
     Earnings of $23.8 million, or $1.70 per share, represented a decline of 9% from 1996, which was the second strongest year on record. Earnings were reduced by the higher level of transactional activity that occurs during periods of relatively stable demand and pricing, and by underlying inflation in our operating expenses which was not fully offset by productivity improvements. Additionally, earnings were affected by the integration of our recent acquisitions as well as by activities associated with the startup of an unprecedented level of investment in processing technologies. Putting all of this in perspective, during a year in which we made aggressive moves to support future growth, we were still able to achieve a 20% return on our shareholders' capital -- again the highest in our industry.
     With our strong free cash flow, we were able to return more than $9.2 million to shareholders in dividends. This represents a 13% annual increase in our quarterly dividend, contributing to a 53% increase in cash dividends over the last three years. At 1997 year end, the dividend yield on our stock stood at just under 3%, also the highest in our industry.

OUR GROWTH MODEL. The Castle growth model is simple, but, we believe, unique in the metals distribution business. It begins with a large and growing market -- the $600 billion North American producer durable equipment sector.
Comprised of literally thousands of industries, we serve a highly diverse customer base of which no one sector represents more than 6% of total sales, and, no one customer, more than 2%. Within this market, we dominate the product, industry and geographic segments in which we choose to participate.
We hold the #1 position in core products which account for 55% of sales, and the #2 or #3 position in products which generate an additional 25% of total volume. In turn, this product mix is supported by a wide range of leading-edge processing technologies and logistical services -- many of them unique to Castle, all of them designed to enhance our customers' productivity and quality.
     One of the cornerstones of the Castle growth model is our Total Service Concept -- a comprehensive materials management system designed to dramatically reduce our customers' total cost. Pioneered by Castle over a decade ago, TSC still represents the leading edge in integrated supplier relationships in the metals distribution industry.
     Further strengthening our dominance in highly engineered metals is a more recently implemented strategy aimed at expanding into multiple distribution channels within the $6 billion specialty metals market. During the past few years, we have added six new platform companies to the Castle family -- each of them capable of 20% annual revenue growth; each of them run by entrepreneurial and incentivized management teams; and each of them profitable.
     Admittedly, none of these strategic elements, on their own, are unique. Leading-edge companies across a wide array of industrial and service businesses successfully employ these same concepts. What makes our model distinctive within our industry is what we

-------------------------------------------------------------------------------
2                             1997 ANNUAL REPORT

--------------------------------------------------------------------------------
                              A.M. CASTLE & CO.


refer to as The Castle Difference...a materials management capability which we believe to be unparalleled in the metals distribution business, and which enables us to set the industry standards for customer satisfaction, product quality and operational efficiency.

THE VALUES. While consistent growth and superior returns are the output of this model, the energy behind it is our culture. Our culture is driven by two fundamental principles: first, to conduct our business in accordance with the highest standards of integrity so we may win the respect and confidence of our shareholders, customers, suppliers and the public; and second, to function as an agent of change by anticipating market developments and moving quickly to seize emerging opportunities. As described in detail later in this Report, our agility...our eagerness...to provide innovative solutions for customers far in advance of the rest of the industry are the defining qualities of our 108-year long cultural evolution.
     How do we support and reinforce this behavior? While many companies are currently revising their executive incentive plans to encourage a focus on shareholder returns, Castle has long had a compensation plan in effect aligning pay with total returns to investors. Our specific shareholder value objective is to produce three-year average total returns which exceed the benchmark S&P 500 index by 5.5% per year. This may sound like an ambitious goal for a company which competes in a cyclical industry. But in most three-year periods over the last several decades, we have exceeded the S&P 500 index as well as all other major market indices. And while we cannot make forecasts or promises, we believe our opportunities to maintain these superior returns have never been greater.
     Underlying our shareholder value objective are aggressive annual profit goals. Our minimum expectation is that we earn a 15% return on opening equity, while a 25% return on investment is considered the benchmark of excellent performance. Virtually all of our employees participate in compensation plans linked to our return on investment standards. To further align our employees' and shareholders' interests, in 1996, we began making all contributions to our profit sharing plan in the form of Castle stock. We have found that this system provides a powerful incentive to build shareholder value as an integrated team.

THE GROWTH OPPORTUNITIES. We know that, to continue delivering superior returns to our shareholders, we must produce sustained revenue and earnings growth. Several basic facts tell us that our opportunities for continued growth are vast. First, every day, every end user within the $600 billion North American producer durable equipment market consumes metals. Second, their move toward sophisticated materials management concepts in which we've developed a competitive advantage continues to gain momentum as they strive to enhance productivity and quality. And finally, as the industry leader, we are in the best position to meet these needs.


                [ PHOTO OF RICHARD G. MORK & MICHAEL SIMPSON ]

------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                             3

--------------------------------------------------------------------------------
                              A.M. CASTLE & CO.



     The most exciting program we have to capitalize on this growth opportunity is our multi-channel strategy to penetrate specialty metals niches in which we currently do not have a significant share. We are working toward deploying cost-effective service capabilities to reach every end user within the producer durable equipment sector -- from the major original equipment manufacturers and their mid- and smaller-sized counterparts, to the contract manufacturers and job shops that support them. As an example, for those companies requiring just-in-time bulk delivery of alloy and stainless bars, our joint venture with Kreher Steel now gives these customers a cost-effective solution at very high service levels. And at the other end of the spectrum, we have developed several innovative approaches to process smaller orders cost-effectively, regardless of the size of the end user from which they originate.
     In giving you this snapshot of some of the new growth initiatives in front of us, we do not for a moment minimize the outstanding opportunities that exist within our traditional core specialty metals business. These include a long list of innovative processing technologies designed to build more value into our customers' final products; advances in our market segmentation strategy in order to reach all categories of customers in the most desirable manner; and our continuous improvement process aimed at raising customer service levels as well as our own productivity. Furthermore, we are now taking our Total Service Concept to an entirely new dimension by leveraging it across multiple channels within the Castle family of companies.

OUTLOOK FOR 1998 AND BEYOND. So as we look ahead, we are excited by the wide range of growth opportunities in front of us. First and foremost, we have chosen a target market that continues to exhibit healthy and stable demand as
well as outstanding geographic, industry and product diversification.   Two
major economic developments in 1997 underscored the value of our long-term market diversification strategy. In the fall, our focus on the producer durable equipment sector shielded us from a temporary slowdown in the automotive industry which affected many of our major competitors. Similarly, since less than 5% of the highly engineered metals which we deliver to our North American customers ultimately is destined for southeast Asian markets, we expect the current situation there to have a negligible impact on our performance.
     With our rapid expansion, we have evolved the capabilities of
A. M. Castle & Co. into a full-service, multi-channel materials management company with three-quarters of a billion dollars in 1997 revenues. More than ever, it will be incumbent upon us to consistently improve our service levels, to grow our market leadership and to increase our productivity at a rate at least equal to or greater than the long-term inflationary trend. We believe that our continuous improvement process will serve us well in meeting these ongoing challenges.
     In closing, we want to thank our 1,877 colleagues, a talented group of men and women with a true commitment to creating value, each in his or her own specific area of responsibility. We also are grateful to our customers and suppliers. Finally, we especially want to thank our shareholders. We assure you that being the custodians of your investment in our Company is a responsibility we take most seriously, and we appreciate your continued support.




  [Signature]               [Signature]
Michael Simpson           Richard G. Mork
Chairman of the Board     President and
                          Chief Executive Officer


February 17, 1998

---------------------------------------------------------------------------
4                              1997 ANNUAL REPORT

INVESTMENT REPORT

Castle has a history of strong performance. Over the last few decades, our average annual total return to shareholders has consistently outpaced the Standard & Poor's 500 Index and the Lipper Growth & Income Index. Our goal is to improve on that performance in the future.





TOTAL RETURN ON AN INVESTMENT IN CASTLE:
In 1997, a $1,000 investment produced a total return of 19% compared with 33% for the S&P 500 Index and an inflation rate of 3.0%. Over the 15-year period ended December 31, 1997, Castle generated a 20% compound annual rate of return versus an 18% return for the S&P 500 and an annual inflation rate of 4%.

CASTLE'S DIVIDEND RECORD:
We continue to reward our shareholders with an attractive dividend yield. This dividend emphasis offers investors three important advantages: relatively steady income, reduced volatility, and enhanced total return through the reinvesting and compounding of dividends.

     Since 1994, we've raised our cash dividend four times, increasing its value by 150 percent. At the end of 1997, our dividend yield was the highest of any publicly traded metals distribution company and well above that of the S&P 500 Index. As illustrated, during the 15-year period ended December 31, 1997, Castle's dividends rose at a compound annual rate of 20% versus an 18% rate for the S&P 500 Index.

       COMPOUND TOTAL RETURNS

                          1 Year   3 Year  5 Year  10 Year  15 Year
Castle                    18.7%    29.4%   32.3%    21.4%   19.9%
S&P 500                   33.2%    31.2%   20.2%    18.0%   17.5%
Lipper Growth & Income    27.0%    26.2%   18.1%    16.0%   15.6%


      TOTAL RETURN ON AN INVESTMENT IN CASTLE

                                  [ GRAPH ]


                 1983      1984     1985        1986       1987       1988       1989
                -----------------------------------------------------------------------
Castle's        1,535    1,565.7    2,112.1    1,719.3    2,180.0    3,520.8    3,591.2
S&P             1,226    1,303.2    1,717.7    2,038.9    2,146.9    2,508.3    3,296.9
Inflation       1,038    1,082.6    1,120.5    1,141.8    1,192.1    1,244.5    1,304.2


                  1990      1991       1992      1993      1994      1995        1996        1997
                ------------------------------------------------------------------------------------
Castle's        3,206.8    3,345.6    3,743.7   5,682.9   7,019.5   14,501.7    12,774.5    15,168.5
S&P             3,194.7    4,169.0    4,490.1   4,939.1   5,003.3    6,884.5     8,467.9    11,279.3
Inflation       1,282.8    1,426.7    1,469.5   1,512.1   1,552.9    1,593.3     1,641.1     1,690.4


      CASTLE'S DIVIDEND RECORD

                                  [ GRAPH ]

            1983   1984   1985    1986    1987     1988    1989    1990    1991    1992    1993    1994    1995   1996   1997
             --------------------------------------------------------------------------------------------------------------------
Castle's     100   132.9   182.9   199.8   199.5   224.3   301.1    318.1   252.8   187.4   187.4   230.9   378.4   500.3   579 33
S&P          100   105.91  110.97  116.48  123.63  137.13  154.85   170.04  171.31  174.26  176.79  185.65  194.09  209.70  218.00




-------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                              5

              THE CASTLE DIFFERENCE . . . DECADES IN THE MAKING

SALES GROWTH ($ Millions)

                                  [ GRAPH ]


            1890  1900   1910   1920   1930   1940   1950   1960   1970   1980   1990   1997
            ---------------------------------------------------------------------------------
Sales         1     1      2      3      4      6      19    20    100    290    480    755



Eight years ago, the inside cover of our Centennial Book contained this pledge:

       "We, the employees of A. M. Castle & Co., wish to thank those who have gone before us for their efforts in building our great Company, and we pledge our commitment to them, to our customers and to future employees that we will uphold the integrity, dedication, perseverance and quality of the past 100 years as we go forward into Castle's 2nd Century of Excellence."

In many ways, our company represents a trust between past, present and future generations. All of us at Castle today share a strong sense of respect and admiration toward those whose accomplishments brought us to where we are. We also share a strong sense of commitment and obligation toward those who will follow us. In this section, we provide further perspective on the historical events and strategies behind The Castle Difference. We also provide some insight into the exciting future which lies ahead of us.
























-------------------------------------------------------------------------------
6                            1997 ANNUAL REPORT

-------------------------------------------------------------------------------

                               A. M. CASTLE & CO.

          THE 1970s: RADICAL CHANGE FOR CASTLE AND ITS CUSTOMER BASE

Ironically, the foundation for The Castle Difference was set during one of the most difficult decades in our long history ... the 1970s. Like most major distributors, Castle struggled with the effects of steep inflation, growing competition from imports, and the prohibitive cost of stocking a broad product line. However, there were some bright spots during this period. We expanded our stainless steel, carbon alloy and nickel alloy lines because of the favorable margins associated with these products. And we also moved into several new markets, including Tulsa and Wichita.
     A major milestone occurred in 1973 with the acquisition of Hy-Alloy Steels Co., an Illinois-based distributor of carbon alloys across a broad range of sophisticated manufacturing applications. For Castle, the purchase made perfect sense: Hy-Alloy generated $5 million in revenues and $230,000 in earnings. But beyond its financial contribution, Hy-Alloy paved the way toward a re-examination of our market strategies.
     Increasingly, we realized that, if we stayed on our traditional course as a general-line metals distributor, we would always be subject to the wide swings in pricing and demand that characterized the commodity markets in which we participated. And in turn, we would also have to accept the accompanying swings in earnings and returns to shareholders that this volatility created.
     Determined to break this cycle, we called a critical meeting in 1977 to evaluate the future direction of our company. Two key decisions were reached at this major turning point in our history: first, that our strategy predicated on the slogan "Everything in Steel" was no longer right for Castle; and second, that radical change in our product mix and market approach was required.
     The success of two earlier acquisitions helped expedite our decision process. Purchased in the mid-60s, Pacific Metals, a West Coast-based distributor of nickel and aerospace grades of stainless and aluminum, had achieved significant growth with less volatility in pricing and demand than we experienced with our commodity metals. And Hy-Alloy, which also focused on highly engineered materials, was rapidly evolving into a dominant factor in the alloy bar markets. So we saw a model for the future in which we could diversify into highly engineered products with applications across the entire North American producer durable equipment sector, and, in turn, mitigate the cyclicality inherent in the commodity metals markets.
     As the 70s came to a close, both Castle and its customer base were on the verge of significant, structural change. While we initiated a multi-year transformation from a general line to a specialty metals distributor, our customers were entering the first phase of a continuous effort to restructure and improve their operating productivity. Consequently, our plan to move beyond the primary drivers of price and availability traditionally associated with the distribution function was completely aligned with our customers'
needs.   And the foundation for The Castle Difference was well in place by the end of this decade.



1973
-------------------------------------------------------------------------
Castle acquires Hy-Alloy Steel Co., an Illinois-based distributor of high value-added carbon alloys.

1974
---------------------------------------------------------------------------
[LOGO] A new logo for Castle Metals is created with the twin towers symbolizing the company's dual objectives of building value for customers and shareholders.

Castle announces its first stock split in a move to enhance the marketability of its common stock.

1977
------------------------------------------------------------------------------
Management sets a new course for Castle, which will gradually transform the Company from a general line to a specialty metals distributor.


-------------------------------------------------------------------------------
                           1997 ANNUAL REPORT                                7

-------------------------------------------------------------------------------

                               A. M. CASTLE & CO.

        THE 1980s: THE SHIFT TO SPECIALTY METALS AND EVOLUTION OF TSC

During the 1980s, virtually every U.S. company was forced to take a hard look at what their core competencies were, and, perhaps more importantly from our perspective, what they were not. Many manufacturing companies came to the conclusion that such non-core functions as just-in-time inventory management and specialized processing could be more efficiently outsourced to a distributor with proven expertise in these areas. And furthermore, if the technology and systems support were available as well, these distributors could become "evergreen partners" in their businesses.
     Correctly anticipating this trend, we took a number of innovative and early steps to position our offering beyond just the immediate availability of metals to a total materials management solution for our customers. We began to invest aggressively in computerized systems to better align our inventories with customers' needs. And we began to build more value into our metals with processing services which would enhance the quality of our customers' final products.
     By the mid-80s, our Total Service Concept emerged as an outgrowth of the drive to provide the highest level of value-added service in our industry. Building on our early investments in systems, state-of-the-art facilities and an expanded array of high value-added processing capabilities, we developed a unique technology-driven sales approach ("TSC") that focused on all the areas where we can help our customers reduce their total cost.
     Our longer-term investors have witnessed the rapid growth in our TSC business from less than 5% of sales to approximately 50% of our core business volume today. This is the equivalent of a 30% compound annual growth rate.
But back in the 80s, the most exciting aspect of TSC was that it gave us a unique platform to quantifiably demonstrate how The Castle Difference could dramatically improve our customers' operating efficiency.
     Acquisitions also continued to play a role in our growth during the 80s. We acquired Massachusetts-based George F. Blake, Inc., which gave us an entree into the concentration of high-tech industries across New England. And we accelerated our expansion in the Carolinas, another geographic market with a large component of sophisticated manufacturing applications, through the purchase of two distributors in North Carolina.
     Yet, we still faced significant challenges in the late 80s as our customer base went through a final phase of restructuring before emerging as low-cost competitors in the global marketplace. Recognizing that their drive for productivity would only intensify in the 90s, we aggressively initiated measures to make major improvements in our own service levels and expense ratios.
     Called Project 90, we completed several multi-year breakthrough projects including the redeployment of inventory and processing equipment throughout our coast-to-coast network of service centers, and the realignment of our sales and marketing organization. So as the 80s came to a close, with our TSC concept adding a new dimension to our identity as a leading distributor of highly engineered metals and value-added services, we were well positioned to enter the next decade.

1982
------------------------------------------------------------------------------
Castle initiates a formal quality process centered around the concepts of zero-defects and continuous improvement.

1983
-------------------------------------------------------------------------------
The acquisition trail continues with the purchase of Massachusetts-based
George F. Blake, Inc.

1984
-------------------------------------------------------------------------------
Castle introduces its proprietary Total Service Concept, setting a new standard for the metals distribution industry in providing customers with comprehensive service solutions.

1985
-------------------------------------------------------------------------------
Castle acquires two North Carolina-based distributors, Alloy Steel and Cavexsa.



-------------------------------------------------------------------------------
8                                1997 ANNUAL REPORT

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

               THE 1990s: EXPANDING OUR PROCESSING CAPABILITIES

For our customers, the 90s marked the start of an extended resurgence in which U.S. manufacturers not only recaptured their global competitive advantage, but actually took the lead in what has become the longest economic expansion on record. As their recovery gained momentum, our long-term strategy to target the North American producer durable equipment sector worked exactly as intended. With no one customer representing more than 2% of our total business, we were gradually able to moderate much of the cyclicality in our earnings which plagued us in the 70s and 80s.
     The 90s also marked another major turning point for Castle. The disciplined and patient efforts, year in and year out during the 70s and 80s, in building dominant franchises in our highly engineered metals and in strengthening the basics of the business began paying off handsomely. Never one to stand still, we initiated several exciting new ventures to bring even greater value to our customers.
     Prior to the passage of NAFTA, we moved into Canada with the 1990 purchase of Norton Steel Co., Ltd. This acquisition became the foundation for our Canadian subsidiary, which today has locations in Edmonton, Montreal, Toronto and Winnipeg.

[ H-A LOGO ]

     In 1993, we launched H-A INDUSTRIES, a 125,000 square foot value-added bar processing center in Hammond, Indiana. The roll-out of H-A Industries represents Castle ingenuity and drive at its best -- in creating custom-engineered solutions unique to the industry. It began with a quench and temper heat treat line, engineered to our exact specifications, so that it would satisfy existing customers' requirements for high value-added products with shorter lead times and superior quality. This was quickly followed by the addition of unique annealing capabilities, and the introduction of bar turning
and straightening to HAI's service offering.   In 1997, we expanded this plant
to 250,000 square feet, allowing us to double our heat treating capacity and to triple our bar turning output.
     Today, H-A Industries generates an outstanding revenue stream with superior margins. Yet, it represents just one aspect of our integrated processing strategy. We continue to reinforce The Castle Difference by investing aggressively in other "backward integration" opportunities which were previously available only at the producer level, as well as highly sophisticated "forward integration" opportunities such as precision sawing and double disk grinding. We completed a massive three-year expansion of our North American plate processing capabilities, boosting our capacity by 40% nationwide. And we significantly expanded our bar processing capabilities with sawing systems and centerless grinding operations.
     In 1997, we introduced laser, water-jet and plasma bevel cutting equipment, making Castle the only metals distributor with all three of these advanced capabilities. In the future, you will see more of these types of processes, which are essential in creating a Difference that is so distinctly recognizable that it becomes an integral part of the Castle brand name.
     In addition to expanding our traditional core business, recent acquisitions and joint ventures have opened the door to new market niches and distribution channels. Much attention has been paid in the media to the new "super-acquirers", who accumulate small independent, local or regional participants within a fragmented industry into a huge

1990
----------------------------------------------------------------------------
Castle moves into Canada with the acquisition of Norton Steel Co., Ltd., our Canadian subsidiary.

1992
-----------------------------------------------------------------------------
Castle becomes the first major U.S. metals service chain to obtain ISO 9002 certification, the internationally recognized quality standard for competing globally.

1993
------------------------------------------------------------------------------
[logo] H-A Industries is established. Its unique CNC quench and temper heat treat line begins producing alloy bars for distribution throughout
North America.

1994
-------------------------------------------------------------------------------
With the help of an outstanding joint venture partner, Castle establishes a foothold in Monterrey, Mexico.

-------------------------------------------------------------------------------
                   1997 ANNUAL REPORT                                          9

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

               THE 1990s: DEVELOPING NEW DISTRIBUTION CHANNELS

umbrella company. Like other consolidating industries, the metals distribution industry has felt the imprint of the "super-acquirers".

     While we do not dispute the merits of their consolidation strategy, our own approach is quite different. In fact, none of the nine companies which we acquired in the past several years were even for sale. We sought them out after we had first identified the niches which we wanted to penetrate, and because we believed they were ideally positioned to help us rapidly expand our core business.
     Another major point of differentiation is the strict investment criteria which all of our acquisition candidates must meet. Applying the same tough standards to these companies as we do to our core business, they must have the potential to achieve a #1 or #2 market position in their respective niches. They must also possess processing technologies and/or highly engineered products that can be leveraged across our entire distribution network. In terms of financial targets, they must be capable of meeting aggressive double-digit annual revenue growth targets, and they must be profit contributors from Day One. And finally, acquisition candidates must be led by an entrepreneurial management team that shares our vision and values.
     So clearly, we believe that each of the companies acquired in the past several years has the potential to contribute the kind of growth and market presence which we achieved with Hy-Alloy Steels and Pacific Metals, the catalysts for our transformation into a specialty metals distributor. Now, let's take a closer look at the specific strategies behind each of the platform businesses we've created.

[ TPI LOGO ]

     Acquired in January 1996, TOTAL PLASTICS, INC. ("TPI") marked our first step in this new direction as well as a unique opportunity to transfer our distribution expertise into another highly engineered material. An industrial plastics distributor with $25 million in annual revenues, TPI's high value-added market approach affords strikingly similar strategic versus operating synergies. With the subsequent acquisitions of PONTIAC PLASTICS and ASN PLASTICS, we have created an excellent platform for building TPI into one of the Midwest's largest distributors and fabricators of industrial plastics.
     Through our joint venture with KREHER STEEL CO., we gained instant entree to a major market channel that we hadn't previously served. Kreher, a Chicago-based distributor of alloy, SBQ and stainless bars with $110 million in 1996 sales, focuses on several of Castle's core products. But while our marketing strategy emphasizes high value-added services, Kreher approaches the market with a "full-bundle" orientation geared toward customers whose primary need is reliable, immediate deliveries of larger quantities of material. Together, we have created a major force in the distribution of specialty bars to the North American OEM market.

[ CUTTER  LOGO ]

     Following rapidly on the heels of our joint venture agreement with Kreher, we acquired CUTTER PRECISION METALS, a $25 million a year distributor with operations in Kent, Washington and Santa Clara, California. The advantages of this new platform business are three-fold. First, we expanded our presence in the northwest region of the U.S. Second, we added another precision processing capability not available elsewhere in our business. And longer-term, we gain the opportunity to bring Cutter's unique expertise to a wide range of high-end, technology-driven industries across North America.
     As previously stated, we are committed to supporting our customers' globalization of their production processes where and when


1995
----------------------------------------------------------------------------
[logo] Castle acquires Kalamazoo, Michigan-based Total Plastics, Inc., a plastics distributor with a strong value-added focus.

1996
-----------------------------------------------------------------------------
Total Plastics, Inc. expands with the purchase of Pontiac Plastics & Supply Co., a distributor and fabricator serving the Detroit market.

1996
-----------------------------------------------------------------------------
Castle enters a joint venture with Kreher Steel Co., a Chicago-based bulk distributor of alloy, SBQ and stainless bars.

1996
------------------------------------------------------------------------------

[logo] Castle acquires Cutter Precision Metals, a Northwest-based high value-added specialty metals distributor and precision processor.

------------------------------------------------------------------------------
10                       1997 ANNUAL REPORT

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

               BEYOND THE 1990s: GROWING THE CASTLE DIFFERENCE


we can add value to their efforts. This commitment took us into Mexico in 1994, when we established CASTLE DE MEXICO through a joint venture agreement. And in 1997, we established a base in Europe with the acquisition of HIGH PERFORMANCE ALLOYS, LTD., a privately owned distributor headquartered in Manchester, England.

[LOGO]

     After years of searching for the best entree to the broad fluid power market, we believe the acquisition of KEYSTONE TUBE and the subsequent acquisition of KEYSTONE HONING may, together, prove to be the most significant development of 1997. With annual revenues of $55 million, Keystone is a leading distributor and processor of tubular products and chrome plated bar. Going forward, the combination of Keystone and Castle creates an opportunity to penetrate and, longer-term, even dominate the fluid power industry in a way that neither company could achieve on its own.
     Today, the name A. M. Castle & Co. reflects an identity that goes well beyond that of the original Castle Metals. In the space of three momentous years, we have created a family of companies, the sum of which are worth far more collectively than as stand-alone businesses. Heading toward the millennium, The Castle Difference will become even more pronounced as we continue to innovate and anticipate the needs of our customers.
     Castle has two great advantages as it leads the way into the future. The first is our current positioning, which is the end-result of the many large and small steps taken over the past three decades. We have built our company into North America's largest industrial distributor of highly engineered metals and value-added services.
     As you've seen in this historical perspective, our customer base has changed right along with us. Their requirements for just-in-time inventory, EDI linkages, advanced processing technologies and total customer solutions have caused the evolution of the metals distribution business to advance at an unprecedented pace. But there is no let-up in their drive for continued productivity improvement. In fact, we are already gearing up to meet customers' requirements for further advances in working capital management, integrated supplier communications, reduced cycle times and increasingly demanding performance and service features. As an industry leader, we believe these trends will fuel even greater recognition of The Castle Difference.
     Looking ahead, our commitment to continuous process improvement will also be increasingly critical. The quick fixes were made years ago. The improvements we're making now are designed to raise our performance, particularly in customer satisfaction, process excellence, quality and cost efficiency. To accelerate this process, we're working to move decision making as close to the customer as possible. The benefits have already started, but will be seen increasingly this year and in the years that follow. Not headline-making news perhaps, but ultimately very rewarding.
     The changes we're making now aren't a dramatic departure from where we've been going all along. They're aimed at making us the best industrial distributor of highly engineered metals as defined by our customers, our employees, and you, our shareholders. They're a natural by-product of the direction Castle has been heading in for years.
     The other great advantage we have as we move towards the 21st century is the Castle team of employees. Committed to doing their consistently best work, we'll be prepared not just to compete in the years ahead but to grow and prosper as never before.


1996
-------------------------------------------------------------------------------
Castle acquires High Performance Alloys, Ltd., a distributor of high value-added specialty metals to European-based chemical, petrochemical, nuclear power generation and aerospace manufacturers.

1997
-------------------------------------------------------------------------------
Total Plastics, Inc., acquires Indiana-based ASN Plastics, bringing its network to six service locations.

1997
------------------------------------------------------------------------------
[logo] Castle acquires Keystone Tube, a specialty distributor and processor of tubular products and chrome plated bar.

1997
------------------------------------------------------------------------------
The acquisition of Keystone Honing Corp, a value-added processor of mechanical tubes and chrome plated bars, expands the range of tubular processing services to include trepanning, boring and gun drilling.

------------------------------------------------------------------------------
                               1997 ANNUAL REPORT                         11

-----------------------------------------------------------------------------
                               A. M. CASTLE & CO.

          CONSOLIDATED ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY


-----------------------------------------------------------------------------------------------------------------
(Dollars in millions, except employee and per share data-Note 7)                           1997    1996    1995
-----------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL                      Tons sold (in thousands)                                    378     331     343
SUMMARY OF                        Net sales                                                $754.9  $672.6  $627.8
EARNINGS                           Cost of sales                                            540.3   481.4   454.4
                                                                                          -----------------------
                                  Gross profit                                              214.6   191.2   173.4
                                   Operating expenses                                       164.7   140.2   121.7
                                   Depreciation                                               6.2     5.0     4.5
                                                                                           ----------------------
                                  Profit from operations                                     43.7    46.0    47.2
                                   Interest expense, net                                      4.2     2.9     2.9
                                                                                           ----------------------
                                  Income before income taxes                                 39.5    43.1    44.3
                                   Income taxes                                              15.7    17.0    17.5
                                                                                           ----------------------
                                  Net income                                                 23.8    26.1    26.8
                                  Cash dividends                                              9.2     8.0     6.0
                                                                                           ----------------------
                                  Reinvested earnings                                      $ 14.6  $ 18.1  $ 20.8
                                                                                           ======================
-----------------------------------------------------------------------------------------------------------------
SHARE DATA                        Number of shares outstanding at year-end (in thousands)  14,041  14,008  13,945
(NOTE 7)                          Net income per share basic                               $ 1.70  $ 1.86  $ 1.93
                                  Net income per share diluted                             $ 1.69  $ 1.86  $ 1.93
                                  Cash dividends per share                                 $  .66  $  .57  $  .43
                                  Book value per share                                     $ 9.74  $ 8.70  $ 7.41
-----------------------------------------------------------------------------------------------------------------
FINANCIAL                         Working capital                                          $119.8  $ 80.0  $ 84.4
POSITION                          Property, plant and equipment, net                       $ 77.4  $ 62.7  $ 44.5
AT YEAR-END                       Total assets                                             $366.4  $261.4  $222.5
                                  Short-term debt                                           $  --   $  --   $  --
                                  Long-term debt                                           $ 90.7  $ 40.9  $ 28.0
                                  Stockholders' equity                                     $136.7  $121.9  $103.4
-----------------------------------------------------------------------------------------------------------------
FINANCIAL                         Return on sales                                            3.2%    3.9%    4.3%
RATIOS                            Asset turnover                                              2.1     2.6     2.8
                                  Return on assets                                           6.5%   10.0%   12.0%
                                  Leverage factor                                             3.0     2.5     2.7
                                  Return on opening stockholders' equity                    19.6%   25.3%   32.6%
                                  Percent earnings reinvested                               61.3%   69.3%   77.6%
                                  Percent increase (decrease) in equity                     12.1%   17.9%   25.8%
-----------------------------------------------------------------------------------------------------------------
OTHER DATA                        Additions to property, plant and equipment               $ 16.2  $ 22.5  $ 11.8
                                  Stockholders at year-end                                  1,699   1,613   1,618
                                  Employees at year-end                                     1,877   1,505   1,231
                                  Per employee data (in thousands)
                                   Net sales                                               $402.2  $446.9  $510.0
                                   Gross profit                                            $114.3  $127.0  $140.8
                                   Operating expenses, including depreciation              $ 91.0  $ 96.4  $102.5
                                   Profit from operations                                  $ 23.3  $ 30.6  $ 38.3
-----------------------------------------------------------------------------------------------------------------

This schedule is prepared reflecting accounting changes as required or allowed to more fairly present the results of operations over the eleven-year period. Statements for years preceding these changes have not been revised to reflect their retroactive application of these changes. Refer to prior year annual reports for specific accounting changes.

------------------------------------------------------------------------------
12                       1997 ANNUAL REPORT

------------------------------------------------------------------------------
                               A. M. CASTLE & CO.


         ------------------------------------------------------------------------------------------
         1994        1993        1992       1991        1990       1989         1988        1987
         ------------------------------------------------------------------------------------------
            338         308         249         234         248         255         277         258
         $536.6      $474.1      $423.9      $436.4      $478.9      $501.1      $499.3      $376.1
          391.4       351.8       313.7       331.1       363.6       380.6       375.1       282.1
         -------    -------    --------    --------    --------    --------    --------    --------
          145.2       122.3       110.2       105.3       115.3       120.5       124.2        94.0
          112.1       102.1        94.9        92.8        97.5        96.7        92.6        74.9
            4.6         4.8         4.9         5.3         5.2         4.4         3.9         3.7
         -------    -------    --------    --------    --------    --------    --------    --------
           28.5        15.4        10.4         7.2        12.6        19.4        27.7        15.4
            3.2         3.8         4.3         6.8         6.8         5.1         5.1         3.3
         -------    -------    --------    --------    --------    --------    --------    --------
           25.3        11.6         6.1          .4         5.8        14.3        22.6        12.1
            9.9         4.7         2.7          .2         2.7         5.6         8.9         5.5
         -------    -------    --------    --------    --------    --------    --------    --------
           15.4         6.9         3.4          .2         3.1         8.7        13.7         6.6
            3.6         2.9         2.9         3.9         4.9         4.7         3.5         3.0
         -------    -------    --------    --------    --------    --------    --------    --------
         $ 11.8       $ 4.0       $ 0.5       $(3.7)      $(1.8)      $ 4.0      $ 10.2       $ 3.6
         =======    =======    ========    ========    ========    ========    ========    ========
         ------------------------------------------------------------------------------------------
         13,850      13,646      13,643      13,643      13,616      13,538      13,481      13,381
         $ 1.12       $ .50       $ .25       $ .02       $ .23       $ .64      $ 1.02       $ .50
         $ 1.11       $ .50       $ .25       $ .02       $ .23       $ .64      $ 1.01       $ .49
         $ .26        $ .22       $ .22       $ .29       $ .36       $ .34       $ .26       $ .22
         $ 5.94      $ 5.10      $ 4.80      $ 4.74      $ 5.02      $ 5.15      $ 4.86      $ 4.14
         ------------------------------------------------------------------------------------------
         $ 76.0      $ 86.1      $ 75.3      $ 79.7      $ 89.9      $ 75.8      $ 89.0      $ 47.9
         $ 41.2      $ 41.0      $ 43.2      $ 47.4      $ 54.8      $ 45.3      $ 39.4      $ 35.7
         $213.1      $204.2      $195.2      $190.4      $226.6      $202.3      $211.9      $158.7
         $   --      $   --      $   --      $  0.2      $ 11.9      $  0.5      $   --      $  6.0
         $ 38.5      $ 58.0      $ 53.0      $ 63.3      $ 76.7      $ 51.0      $ 61.0      $ 27.8
         $ 82.2      $ 69.5      $ 65.5      $ 64.7      $ 68.3      $ 69.7      $ 65.5      $ 55.3
         ------------------------------------------------------------------------------------------
           2.9%        1.5%        0.8%        0.1%        0.7%        1.7%        2.7%        1.8%
           2.5         2.3         2.2         2.3         2.1         2.5         2.4         2.3
           7.2%        3.4%        1.7%        0.1%        1.4%        4.3%        6.5%        4.2%
           3.1         3.1         3.0         2.8         3.3         3.1         3.8         3.1
          22.2%       10.5%        5.2%        0.3%        4.5%       13.2%       24.7%       12.9%
          76.6%       58.0%       14.7%          -%          -%       46.3%       74.8%       54.0%
          18.3%        6.1%        1.2%      (5.3%)      (2.0%)        6.4%       18.5%        7.3%
         ------------------------------------------------------------------------------------------
         $  7.9      $  4.6     $  1.8      $  3.3      $ 13.4      $ 10.4      $  7.8       $ 2.6
          1,639       1,625      1,670       1,750       1,730       1,747       1,732       1,750
          1,185       1,204      1,196       1,268       1,379       1,371       1,373       1,232

         $452.8      $393.8     $354.4      $344.2      $347.3      $365.5      $363.7      $305.3
         $122.5      $101.6     $ 92.1      $ 83.0      $ 83.6      $ 87.9      $ 90.5      $ 76.3
         $ 98.5      $ 88.8     $ 83.4      $ 77.4      $ 74.5      $ 73.7      $ 70.3      $ 63.8
         $ 24.0      $ 12.8     $  8.7      $  5.6      $ 9.1       $ 14.2      $ 20.2      $ 12.5
         ------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
                            1997 ANNUAL REPORT                           13

------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                               FINANCIAL REVIEW

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes.

OVERVIEW
1997 marked another year of significant growth for A. M. Castle & Co. The Company's primary market -- the North American producer durable equipment market -- continued to grow at historically healthy and stable rates. While final figures are not yet available, the latest Commerce Department data estimates 12% annual growth for this sector versus 4% growth for the economy as a whole. Activity levels at Castle remained strong throughout the year. In fact, the months of November and December, which normally reflect a seasonal holiday slowdown, showed surprising strength, providing a good finish to the year.
     Sales were again the highest in Company history, breaking the previous record set last year. Earnings also remained strong, down slightly from the record-setting years in 1996 and 1995. The past year also marked a period of aggressive expansion through internal growth and acquisitions into new markets and complementary lines of business. As in the prior year, the new ventures contributed to record sales levels and helped offset some of the earnings erosion caused by flat pricing and inflationary pressures occurring in the Company's core business environment.

1997 COMPARED WITH 1996
Net sales for 1997 totaled $754.9 million, an increase of 12.2% over 1996's $672.6 million. Excluding sales generated from our 1996 and 1997 acquisitions, sales in our core business increased by 5.0%. Carbon and stainless steels generated 73% of total sales, with the balance provided by non-ferrous metals.
     Castle continued to concentrate on gross margin improvement as a component of long term profitability. In 1997, gross margin percentage remained very strong at 28.4%, the same percentage achieved in 1996. The Company's value-added service strategy continues to yield a positive effect on overall gross margins. Total gross profit was $214.6 million in 1997, up 12.2% from 1996's level of $191.2 million. Excluding gross margins generated from our 1996 and 1997 acquisitions, total gross margin increased by 4.2%.
     Substantially all inventories are valued using the LIFO method (last-in, first-out) method. This method had the effect of decreasing Castle's cost of sales by $1.1 million in 1997, compared with what it would have been on a FIFO basis.
     Total operating expenses for 1997 were $164.7 million, compared with $140.1 million last year, a 17.6% increase. Excluding the expenses of our acquired businesses, 1997 operating expenses were up 9.8% as compared to 1996. As a percentage of sales, consolidated operating expenses were 21.8% in 1997 as compared to 20.8% of sales in 1996. Depreciation expense increased by $1.2 million from 1996 primarily due to the depreciation expense associated with the acquired companies. Net interest expense increased by $1.3 million due to higher average borrowings in support of the Company's recent acquisitions.
     The Company's effective income tax rate at 39.7% was relatively unchanged from the previous year.
     Increased sales and earnings contributions from recently acquired businesses helped offset some of the earnings erosion experienced due to inflationary pressures in a relatively flat pricing environment. Earnings for the year totaled $23.8 million as compared to $26.1 million in 1996. Basic earnings per share were $1.70 for the year as compared to $1.86 per share last year.

1996 COMPARED WITH 1995
Net sales for 1996 totaled $672.6 million, an increase of 7.1% over 1995's $627.8 million. Excluding sales generated from our acquisitions, sales declined by 0.4%, with unit volume decreasing by 3.1%. Carbon and stainless steels generated 74% of total sales, with the balance provided by non-ferrous metals.
     In 1996, cost of sales as a percentage of total sales decreased. Gross margin percentage increased to 28.4% compared to 27.6% for 1995. The Company's emphasis on providing value-added services contributed to the improved margin performance over the previous year. Total gross profit was $191.2 million in 1996, up 10.3% from 1995's level of $173.4 million. Excluding gross margins generated from our acquisitions, gross margin increased slightly by 0.6%. In 1996, LIFO had the effect of decreasing Castle's cost of sales by $8.8 million as compared with a $14.6 million increase in cost of sales due to LIFO in 1995.
     Total operating expenses for 1996 were $140.1 million, compared with $121.7 million in the preceding year, a 15.1% increase. Excluding the expenses of our acquired businesses, 1996 operating expenses were up by 3.3% as compared to 1995. As a percentage of sales, expenses were 20.8% in 1996 as compared to 19.4% of sales in 1995. Depreciation expense increased by $0.5 million from 1995 primarily due to the additional depreciation expense associated with the acquired companies. Net interest expense declined 2.5% due to lower average borrowings.
     The Company's effective income tax rate at 39.5% remained


-----------------------------------------------------------------------------
14                                 1997 ANNUAL REPORT

-----------------------------------------------------------------------------
                              A.M. CASTLE & CO.

                              FINANCIAL REVIEW

unchanged from the previous year.

     The increased revenues and the effect of the Company's operating leverage on incremental sales helped to offset some of the softness in the economy and provide a strong earnings year for Castle. Continuing focus on gross margins and operating expenses also contributed to the strong earnings performance. Earnings for the year totaled $26.1 million, or $1.86 per share, versus $26.8 million or $1.93, a share in 1995.

CAPITAL EXPENDITURES
Capital expenditures during 1997 totaled $16.2 million as compared with the $22.5 million expended in 1996. Capital expenditures in 1997 included approximately $4.1 million for additional processing equipment at H-A Industries along with $8.3 million expended for processing and material handling equipment throughout the rest of the Company. The remaining expenditures were aimed at enhancing existing facilities and maintaining property and equipment in good working order. In 1996, capital expenditures included approximately $10.5 million for construction of new facilities in Minneapolis, Minnesota, which opened in mid 1996, and Charlotte, North Carolina, which opened in January of 1997. An additional
$3.0 million was spent to expand H-A Industries' processing capabilities along with an additional $4.5 million expended for processing and material handling equipment throughout the company. The balance of 1996 expenditures were aimed at enhancing existing facilities and maintaining property and equipment in good working order.
     During 1997 and 1996, the Company sold and leased back approximately $2.4 million and $2.5 million of fixed assets, respectively, which added to cash flow and reduced long-term borrowing.

LIQUIDITY AND CAPITAL RESOURCES
     Castle places a great emphasis on maintaining a strong balance sheet and financial position. Continued earnings strength and cash flow over the past three years have provided funds for capital expansion and acquisitions, while long-term borrowings and debt ratios have been maintained at, or below, the Company's target range.
     At year end 1997, stockholders' equity had increased 12.1% over the prior year to $136.7 million, or $9.74 per share. The previous strong earnings achieved in 1996 and 1995 added 47% to stockholders' equity, resulting in a three-year increase in total net worth of 66%. Total borrowings were $93.4 million at year end 1997 as compared to $43.4 million at 1996 year end. Our debt-to-capital ratio was 40.6% at year end 1997 as compared to 26.3% at the end of 1996 and 22.9% at the end of 1995.
     Accounts receivable rose in 1997 reflecting the increase in sales levels. The number of days outstanding at the end of 1997 was slightly decreased from 1996. Collections remain strong and in line with target levels. Management believes that the net accounts receivable at December 31, 1997 are of a very good quality. Inventory levels increased $58.7 million from 1996. Of that amount, $20.8 million can be attributed to our acquisitions; $7.2 million was the result of discontinuing a consignment program; and $29.8 million was due to increases designed to support certain market initiatives and the higher level of business activity.
     Working capital was $119.8 million at December 31, 1997, compared with $80.0 million at December 31, 1996.
     Castle had unused committed and uncommitted lines of bank credit of $109.5 million at December 31, 1997, compared with $181.0 million at December 31, 1996. Management believes that funds generated from operations, existing lines of credit and additional borrowing capacity should provide adequate funding for current and anticipated business operations.

YEAR 2000
The Company is currently modifying its computer systems in order to properly process transactions in the year 2000. Expenditures for these modifications are being expensed as incurred. The Company expects to have substantially all necessary modifications completed by late 1998 with no significant impact on the Company's ongoing results of operations.


COMMON STOCK INFORMATION
Symbol CAS

-----------------------------------------------------------------------------------------
                            Dividends                     Stock Price Range
                          1997   1996            1997                         1996
------------------------------------------------------------------------------------------
First quarter              $.15   $.12     17 1/4       20 7/8           20 3/8     25
Second quarter              .17    .15     16 3/4       23 5/8           23 1/2     30 7/8
Third quarter               .17    .15     21 3/4       26 1/2           16 3/4     23 1/4
Fourth quarter              .17    .15     22 1/2       26 1/2           16 1/8     20
                           -----------
                           $.66   $.57
                           ===========



-------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                       15

--------------------------------------------------------------------------------
                              A. M. CASTLE & CO.

                           SUPPLEMENTARY SCHEDULES

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

Supplementary Statements Of Consolidated Financial Position

                                                                          December 31,
================================================================================================
(Dollars in millions)                                              1997          1996     1995
------------------------------------------------------------------------------------------------
Current assets
 Cash .........................................................   $  2.8        $  1.8   $  0.7
 Accounts receivable, net......................................     88.5          68.8     63.4
 Inventories, at latest cost ..................................    209.1         152.1    164.1
                                                                 -------------------------------
  Total current assets ........................................    300.4         222.7    228.2
 Less--current liabilities ....................................   (146.4)       (107.4)  (104.0)
                                                                 -------------------------------
Net current assets  ...........................................    154.0         115.3    124.2
Fixed and other assets, net ...................................    123.1          97.4     60.7
                                                                 -------------------------------
  Total assets, less current liabilities.......................    277.1         212.7    184.9
Long-term debt ................................................    (90.7)        (40.9)   (28.0)
Deferred income taxes .........................................    (12.5)        (11.4)   (10.9)
Other liabilities .............................................     (2.9)         (3.2)    (2.8)
Unrecognized inventory gain, net of taxes .....................    (34.3)        (35.3)   (39.8)
                                                                 -------------------------------
Stockholders' equity ..........................................   $136.7        $121.9   $103.4
                                                                 ===============================
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16                            1997 ANNUAL REPORT

--------------------------------------------------------------------------------
                               A. M. CASTLE & CO.


                      CONSOLIDATED STATEMENTS OF INCOME


                                                             Years Ended December 31,
=========================================================================================
  (Dollars in thousands, except per share data)             1997      1996      1995
-----------------------------------------------------------------------------------------
  Net sales ............................................. $754,865  $672,617  $627,826
  Cost of material sold..................................  540,286   481,451   454,428
                                                          -------------------------------
   Gross profit on sales.................................  214,579   191,166   173,398
                                                          -------------------------------
  Expenses
   Operating expenses....................................  164,659   140,144   121,652
   Depreciation (Note 1).................................    6,206     5,008     4,459
   Interest expense, net (Notes 2 and 4) ................    4,183     2,878     2,953
                                                          -------------------------------
                                                           175,048   148,030   129,064
                                                          -------------------------------
  Income before income taxes.............................   39,531    43,136    44,334
                                                          -------------------------------
  Income taxes (Notes 1 and 3)
   Federal-currently payable.............................   10,152    12,845    14,114
          -deferred .....................................    2,469       934       (72)
   State.................................................    3,065     3,253     3,466
                                                          -------------------------------
                                                            15,686    17,032    17,508
                                                          -------------------------------
  Net income............................................. $ 23,845  $ 26,104  $ 26,826
                                                          ===============================

  Basic income per share (Notes 1 and 7)................. $   1.70  $   1.86  $   1.93
                                                          ===============================

  Diluted income per share (Notes 1 and 7)............... $   1.69  $   1.86  $   1.93
                                                          ===============================

--------------------------------------------------------------------------------



                CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS

                                                            Years Ended December 31,
======================================================================================
(Dollars in thousands, except per share data)               1997      1996      1995
--------------------------------------------------------------------------------------
Balance at beginning of year............................. $100,124  $ 81,998  $ 61,178
Net income ..............................................   23,845    26,104    26,826
Cash dividends--$.66 in 1997, $.57 per share in 1996 and
 $.43 per share in 1995 (Note 7).........................   (9,260)   (7,978)   (6,006)
                                                          ----------------------------
Balance at end of year................................... $114,709  $100,124  $ 81,998
                                                          ============================

--------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                             17

--------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                          CONSOLIDATED BALANCE SHEETS


                                                                                                   Years Ended December 31,
==============================================================================================================================
(Dollars in thousands)                                                                             1997      1996      1995
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
 Cash (Note 1) .................................................................................  $  2,775  $  1,805  $    667
 Accounts receivable, less allowances of $600 in 1997, $700 in 1996,
   and $600 in 1995  .............................................................................  88,478    68,791    63,408
 Inventories--principally on last-in, first-out basis
  (latest cost higher by approximately $57,100 in 1997, $58,800 in 1996,
  and $66,300 in 1995) (Note 1)................................................................... 152,028    93,315    97,766
                                                                                                  ----------------------------
  Total current assets..........................................................................   243,281   163,911   161,841
                                                                                                  ----------------------------
Prepaid expenses and other assets (Note 1)......................................................    45,684    34,742    16,245
                                                                                                  ----------------------------
Property, plant and equipment, at cost (Notes 1 and 5)
 Land ..........................................................................................     5,915     5,775     4,955
 Buildings......................................................................................    48,366    40,817    35,485
 Machinery and equipment........................................................................    99,359    82,265    64,535
                                                                                                  ----------------------------
                                                                                                   153,640   128,857   104,975
Less--accumulated depreciation .................................................................    76,230    66,140    60,512
                                                                                                  ----------------------------
                                                                                                    77,410    62,717    44,463
                                                                                                  ----------------------------
Total assets....................................................................................  $366,375  $261,370  $222,549
                                                                                                  ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Accounts payable ..............................................................................  $ 98,813  $ 63,860  $ 60,969
 Accrued payroll and employee benefits (Note 6).................................................    12,554    10,663     8,681
 Accrued liabilities ...........................................................................     5,522     4,442     4,095
 Current and deferred income taxes (Notes 1 and 3)..............................................     3,934     2,455       958
 Current portion of long-term debt (Note 4) ....................................................     2,688     2,482     2,756
                                                                                                  ----------------------------
  Total current liabilities.....................................................................   123,511    83,902    77,459
                                                                                                  ----------------------------
Long-term debt, less current portion (Note 4) ..................................................    90,735    40,934    28,015
                                                                                                  ----------------------------
Deferred income taxes (Notes 1 and 3)...........................................................    12,543    11,427    10,893
                                                                                                  ----------------------------
Other liabilities (Notes 1 and 6)...............................................................     2,877     3,181     2,819
                                                                                                  ----------------------------
Stockholders' equity (Notes 1 and 7)
 Common stock, without par value--authorized 30,000,000 shares;
   issued and outstanding 14,040,924 in 1997, 14,008,792 in 1996 and
   13,944,705 in 1995.............................................................................  27,293    26,681    25,441
 Earnings reinvested in the business............................................................   114,709   100,124    81,998
 Other .........................................................................................        85       257       229
Treasury stock, at cost (845,019 shares in 1997, 834,439 shares in 1996
 and 799,268 shares in 1995)....................................................................    (5,378)   (5,136)   (4,305)
                                                                                                  ----------------------------
  Total stockholders' equity ...................................................................   136,709   121,926   103,363
                                                                                                  ----------------------------
Total liabilities and stockholders' equity .....................................................  $366,375  $261,370  $222,549
                                                                                                  ============================


--------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
18                           1997 ANNUAL REPORT

-------------------------------------------------------------------------------
                              A. M. CASTLE & CO.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Years Ended December 31,
===============================================================================
(Dollars in thousands)                               1997      1996      1995
-------------------------------------------------------------------------------
Cash flows from operating activities
  Net income...................................... $ 23,845  $ 26,104  $ 26,826
Adjustments to reconcile net income to net
  cash provided from operating activities
  Depreciation....................................    6,206     5,008     4,459
  (Gain) loss on sale of facilities/equipment.....       22      (112)      (90)
  Increase in deferred taxes......................      670       458     3,121
  (Increase) in prepaid expenses and other assets.      (63)   (3,388)   (2,391)
  Vested portion of restricted stock awards.......      207       198       161
  Increase (decrease) in other liabilities........   (1,187)      362       294
                                                   ----------------------------
Cash provided from operating activities before
  changes in current accounts.....................   29,700    28,630    32,380
                                                   ----------------------------
  Increase (decrease) from changes in:
    Accounts receivable...........................  (12,590)    2,619    (4,516)
    Inventories...................................  (43,507)   10,835       449
    Accounts payable..............................   28,787    (8,727)     (313)
    Accrued payroll and employee benefits.........    1,300       160    (1,162)
    Accrued liabilities...........................      188       216      (766)
    Current and deferred income taxes.............    1,287     1,182    (1,363)
                                                   ----------------------------
Net increase (decrease) from changes
  in current accounts.............................  (24,535)    6,285    (7,671)
                                                   ----------------------------
Net cash provided from operating activities.......    5,165    34,915    24,709
                                                   ----------------------------
Cash flows from investing activities
  Investments and acquisitions (Note 9)...........  (29,265)  (17,984)       --
  Proceeds from sales of
    facilities/equipment (Note 5).................    2,470     2,521     4,140
                                                   ----------------------------
  Capital expenditures............................  (16,182)  (22,544)  (11,782)
                                                   ----------------------------
Net cash used by investing activities.............  (42,977)  (38,007)   (7,642)
                                                   ----------------------------
Cash flows from financing activities
  Proceeds from issuance of long-term debt........   50,838    23,060     4,685
  Repayments of long-term debt....................   (2,787)  (11,091)  (16,276)
  Dividends paid..................................   (9,260)   (7,978)   (6,006)
  Net proceeds from issuance of stock.............      161       211       236
  Other...........................................     (170)       28       (15)
                                                   ----------------------------
Net cash provided from (used by)
  financing activities............................   38,782     4,230   (17,376)
                                                   ----------------------------
Net increase (decrease) in cash...................      970     1,138     (309)
Cash--beginning of year...........................    1,805       667       976
                                                   ----------------------------
Cash--end of year................................. $  2,775  $  1,805  $    667
                                                   ============================
Supplemental disclosures of cash flow information
  Cash paid during the year for--
    Interest...................................... $  4,209  $  2,997  $  3,045
                                                   ----------------------------
    Income taxes.................................. $ 13,729  $ 15,268  $ 15,750
                                                   ----------------------------
--------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                            19

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

Other liabilities -- Includes postretirement benefit obligations along with the minority interest in consolidated subsidiaries.

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

     Earnings per share -- In accordance with SFAS No. 128 "Earnings per Share" below is a reconciliation of the basic and diluted earnings per share calculations for the three year reporting period. (dollars and shares in thousands)

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Net income........................................  $23,845   $26,104   $26,826
Weighted average common shares outstanding........   14,026    14,000    13,894
Dilutive effect of outstanding employee
  and directors' common stock options.............       49        68        33
                                                   ----------------------------
Diluted common shares outstanding.................   14,075    14,068    13,927
Basic earnings per share..........................  $  1.70   $  1.86   $  1.93
                                                   ============================
Diluted earnings per share........................  $  1.69   $  1.86   $  1.93
                                                   ============================
Outstanding employee and directors' common
  stock options having no dilutive effect.........        8         8         0
                                                   ============================
-------------------------------------------------------------------------------

Goodwill -- Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40 year period. As required, the Company continually evaluates whether later events or circumstances warrant a revision in the remaining useful life and recoverability of the unamortized balance.

(2) SHORT-TERM DEBT
Short-term borrowing activity was as follows (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Maximum borrowed.................................. $  8,500  $  5,000  $  7,450
Average borrowed..................................    1,003       884     1,947
Average interest rate
  During the year.................................      5.8%      5.5%      6.1%
-------------------------------------------------------------------------------

(3) INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's Federal and state deferred tax liabilities and assets as of December 31, 1997, 1996 and 1995 are as follows (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation.................................... $  7,688  $  6,547  $  5,666
  Inventory, net..................................    4,912     2,858     2,799
  Pension.........................................    5,608     5,743     5,030
  Other, net......................................   (1,173)   (1,612)      (59)
                                                   ----------------------------
    Net deferred liabilities......................   17,035    13,536    13,436
Deferred tax assets:
  Postretirement benefits.........................      937     1,426     1,271
                                                   ----------------------------
    Net deferred tax liabilities.................. $ 16,098  $ 12,110  $ 12,165
                                                   ============================
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
20                            1997 ANNUAL REPORT

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The components of the provision (benefit) for deferred Federal income tax for the years ended December 31, 1997, 1996 and 1995, are as follows (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Depreciation...................................... $    257  $    537  $    415
Inventory, net....................................    1,753       125    (1,124)
Pension/Postretirement benefits...................      428       621       963
Other, net........................................       31      (349)     (326)
                                                   ----------------------------
                                                   $  2,469  $    934  $    (72)
                                                   ============================
-------------------------------------------------------------------------------

A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually provided is as follows (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Federal income tax at statutory rates............. $ 13,836  $ 15,098  $ 15,517
State income taxes, net of Federal
  income tax benefits.............................    1,864     2,103     2,248
Net operating loss carry-forward..................       --        --      (296)
Other.............................................      (14)     (169)       39
                                                   ----------------------------
                                                   $ 15,686  $ 17,032  $ 17,508
                                                   ============================
-------------------------------------------------------------------------------

(4) LONG-TERM DEBT
    Long-term debt consisted of the following at December 31, 1997, 1996 and 1995 (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Revolving credit agreement (a) (c)................ $ 25,838  $     --  $  7,640
6.49% insurance company term loan, due in equal
  installments from 2004 through 2008.............   20,000    20,000        --
9.3% insurance company term loan, due in equal
  installments through 2000.......................    4,980     6,650     8,320
7.53% insurance company term loan due in equal
  installments from 1999 through 2005.............    4,600     4,600     4,600
Industrial development revenue bonds at variable
  rates, due in varying amounts through
  2010 (b) (c)....................................   10,791    11,058     8,700
7.54% insurance company loan due in equal
  installments from 2005 through 2009.............   25,000        --        --
Other.............................................    2,214     1,108     1,511
                                                   ----------------------------
Total.............................................   93,423    43,416    30,771
Less -- current portion...........................   (2,688)   (2,482)   (2,756)
                                                   ----------------------------
Total long-term portion........................... $ 90,735  $ 40,934  $ 28,015
                                                   ============================
-------------------------------------------------------------------------------

    The carrying value of long term debt does not differ materially from their estimated fair value as of December 31, 1997.

(a) The Company has revolving credit agreements of $70.0 million domestically and $7.4 million with a Canadian bank. The credit facilities are five-year revolvers, extended annually by mutual agreement. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.
    Interest rate options on the domestic facility are based on Eurodollar Interbank Rates, Reference Rates or competitive Bid Rates from five participating banks. A commitment fee of .2% of the unused portion of the commitment is required on the domestic facility.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain minimum funded debt to total capitalization ratios. At December 31, 1997, the Company was in compliance with all restrictive covenants.

(d) Aggregate annual principal payments required on the noncurrent portion of long-term debt (including obligations under capital leases) are due as follows (in thousands):

1999 $2,834    2000 $2,778    2001 $1,149    2002 $1,046
     ======         ======         ======         ======

    Total net book value of assets collateralized under financing arrangements approximated $1.9 million at December 31, 1997.
    Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $0.2 million in 1997, $0.3 million in 1996 and $ 0.1 million in 1995.

(5) LEASE AGREEMENTS

(a) Description of leasing arrangements--The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases--Obligations under capitalization of leases are not significant.

(c) Operating leases--Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1997, are as follows (in thousands):

===============================================================================
Year ending December 31,
-------------------------------------------------------------------------------
   1998...............................................................  $ 6,161
   1999...............................................................    4,808
   2000...............................................................    3,329
   2001...............................................................    2,526
   2002...............................................................    1,545
   Later years........................................................    9,768
                                                                        -------
Total minimum payments required.......................................  $28,137
                                                                        =======
-------------------------------------------------------------------------------

(d) Rental expense--Total rental payments charged to expense were $9.5 million in 1997, $8.9 million in 1996 and $7.8 million in 1995.

(e) Sale and leaseback of assets--During 1997, 1996 and 1995 the Company sold and leased back equipment under operating leases with terms ranging from five to eight years. The assets sold at approximately net book value for proceeds of $2,421,000, $2,473,000 and $4,059,000 respectively. The 1997 lease allows for a purchase option at the end of the lease term of $738,000. The 1996 and 1995 leases allow for a purchase option at the end of the lease term of $779,000 and $1,349,000 respectively. Annual rentals are $326,000 for the 1997 lease, $336,000 for the 1996 lease, and $615,000 for the 1995 leases.

-------------------------------------------------------------------------------
                             1997 ANNUAL REPORT                              21

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(6) RETIREMENT, PROFIT-SHARING AND INCENTIVE PLANS
Substantially all employees who meet certain requirements of age, length of service and hours worked per year are covered by Company-sponsored retirement plans. These retirement plans are defined benefit, noncontributory plans. Benefits paid to retirees are based upon age at retirement, years of credited service and average earnings.
    The assets of the Company-sponsored plans are maintained in a single trust account. The majority of the trust assets are invested in common stock mutual funds, insurance contracts, real estate funds and corporate bonds. The Company's funding policy is to satisfy the minimum funding requirements of ERISA.
    The net pension expense/(credits) in 1997, 1996 and 1995 were composed of the following (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Normal service cost............................... $  1,475  $  1,798  $  1,302
Interest cost on projected benefit obligation.....    4,327     4,261     3,929
Actual return on plan assets......................  (14,399)   (7,373)  (10,314)
Net amortization and deferral.....................    8,607     1,572     4,866
                                                   ----------------------------
Net pension expense (credit)...................... $     10  $    258  $   (217)
                                                   ============================
-------------------------------------------------------------------------------

The status of the plans at December 31, 1997, 1996 and 1995, was as follows:

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Actuarial present value of vested
  benefit obligation..............................  $50,877   $44,011   $45,519
  Plus--Nonvested benefit obligation..............    2,057     2,670     3,180
                                                   ----------------------------
  Vested and nonvested accumulated
    benefit obligation............................   52,934    46,681    48,699
  Plus--Projected salary increases
    benefit obligation............................   11,035     9,894     9,407
                                                   ----------------------------
  Projected benefit obligation....................   63,969    56,575    58,106
 Plan assets at fair market value.................   77,957    65,511    57,222
                                                   ----------------------------
Plan assets in excess of (less than) projected
  benefit obligation..............................   13,988     8,936      (884)
Items not yet recognized in earnings
  Unrecognized net transitional assets............       --        --      (976)
  Unrecognized net loss...........................      488     4,477    10,649
  Unrecognized prior-service cost.................     (118)      942     1,148
                                                   ----------------------------
Pension prepaid recognized on the consolidated
  balance sheets at December 31...................  $14,358   $14,355   $ 9,937
                                                   ============================
-------------------------------------------------------------------------------

    The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Discount rate.....................................     7.25%     8.00%     7.25%
Projected annual salary increases.................     4.75      4.75      4.75
Expected long-term rate of return on plan assets..     9.50      9.50      9.50
-------------------------------------------------------------------------------

    The Company has profit sharing plans for the benefit of salaried and other eligible employees (including officers). The Company's profit sharing plan includes features under Section 401(k) of the Internal Revenue Code. The plan includes a provision whereby the Company partially matches employee contributions up to a maximum of 6% of the employees' salary. The plan also includes a supplemental contribution feature whereby a Company contribution would be made to all eligible employees upon achievement of specific return on investment goals as defined by the plan.
    The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objective, of their respective operating units. Incentives are paid to corporate officers on the basis of total Company performance against objective. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year end. The amounts charged to income are summarized below (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Profit sharing and 401-K..........................   $2,304    $2,469    $2,258
                                                   ============================
Management incentive..............................   $2,670    $2,664    $2,966
                                                   ============================
-------------------------------------------------------------------------------

     The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans. During 1997, the Company elected to terminate the plan providing medical coverage to non-union employees who retire between the ages of 62 and 65 after March 31, 1998. The Company recognized a pre-tax gain of $1,449,000 as a result of this curtailment in coverage.

Net postretirement benefit cost for 1997, 1996 and 1995 includes the following components (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Service cost......................................     $169      $214      $154
Interest cost on accumulated postretirement
 benefit obligation...............................      283       311       313
Amortization of unrecognized prior service cost...       21        22       (26)
Amortization of unrecognized net (gain) or loss...       (3)       25        49
                                                   ----------------------------
Net periodic postretirement benefit cost..........     $470      $572      $490
                                                   ============================
-------------------------------------------------------------------------------

    The following is a reconciliation between the plan's funded status and the accrued postretirement benefit obligation as reflected on the balance sheet as of December 31, 1997, 1996 and 1995 (in thousands):

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees........................................   $1,382    $1,528    $2,003
  Fully eligible active plan participants.........      189       133       147
  Other active plan participants..................    1,179     2,825     3,088
                                                   ----------------------------
                                                      2,750     4,486     5,238
  Unrecognized prior service cost.................     (437)     (459)     (480)
  Unrecognized net (gain) or loss.................       81      (431)   (1,523)
                                                   ----------------------------
  Accrued postretirement benefit obligation.......   $2,394    $3,596    $3,235
                                                   ============================
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
22                           1997 ANNUAL REPORT

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    Future benefit costs were estimated assuming medical costs would increase at a 11.25% annual rate for the current year, with annual increases decreasing by 0.5% per year for one year, and 1% per year thereafter until an ultimate trend rate of 5.75% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 1997 by $170,000 -with no significant effect on the 1997 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1997, 8.00% in 1996 and 7.25% in 1995.

(7) COMMON STOCK
On April 23, 1996, the Company declared a 25% stock dividend which was accounted for as a 5-for-4 stock split and had no effect on common stock or reinvested earnings. All per share amounts presented reflect the effect of the 25% stock dividend on a retroactive basis.

    Changes in the common and treasury stock accounts during 1997, 1996 and 1995 were as follows (dollars in thousands):

===============================================================================
                                          Common Stock         Treasury Stock
-------------------------------------------------------------------------------
                                       Shares
                                       Issued      Amount    Shares     Amount
-------------------------------------------------------------------------------
December 31, 1994................... 14,595,107    $24,114   745,551     $3,375
  Stock options exercised...........    132,055      1,166    53,691        930
  Other.............................     16,810        161        25         --
                                     ------------------------------------------
December 31, 1995................... 14,743,972    $25,441   799,267     $4,305
  Stock options exercised...........     90,944      1,064    35,141        831
  Other.............................      8,225        176       (59)        --
                                     ------------------------------------------
December 31, 1996................... 14,843,141    $26,681   834,349     $5,136
  Stock options exercised...........     31,732        405    10,639        242
  Other.............................     11,070        207        31         --
                                     ------------------------------------------
DECEMBER 31, 1997................... 14,885,943    $27,293   845,019     $5,378
                                     ==========================================
-------------------------------------------------------------------------------

    The Company has long-term stock incentive and stock option plans for the benefit of officers, directors, and key management employees. The plans and related activity are summarized below.
    The 1989 Long-Term Incentive Plan authorized up to 421,875 shares of common stock for use under the plan. Compensation expense is recognized ratably over the vesting period as determined by the plan. Activity under the plan for 1997, 1996 and 1995 is as follows:

===============================================================================
                                                     1997      1996      1995
-------------------------------------------------------------------------------
Compensation expense.............................. $362,000  $330,000  $275,000
                                                   ============================
Shares awarded....................................   11,070     8,945    16,810
                                                   ============================
-------------------------------------------------------------------------------

    The Company currently has three stock option plans in effect. The 1990 Restricted Stock and Stock Option Plan authorizes up to 656,250 shares of common stock for use under the plan; the 1995 Directors Stock Option Plan authorizes up to 187,500 shares; and the 1996 Restricted Stock and Stock Option Plan authorizes 937,500 shares for use under the plan. A summary of the activity under the plans is shown below:

===============================================================================
                                        Option      Wtd. Avg.
                                        Shares    Exercise Price      Range
-------------------------------------------------------------------------------
December 31, 1994                       307,798       10.33        6.27 - 12.07
  Granted                                 8,000       12.10           12.10
  Forfeitures                            (2,625)       7.07            7.07
  Exercised                            (132,055)       8.83        6.27 - 12.07
                                       ----------------------------------------
December 31, 1995                       181,118       11.53        6.27 - 12.07
  Granted                               184,255       18.95       18.75 - 23.38
  Exercised                             (90,944)      11.70        6.27 - 12.07
                                       ----------------------------------------
December 31, 1996                       274,429       16.44        6.27 - 23.38
  Granted                               111,400       21.88           21.88
  Forfeitures                           (23,625)      15.79        6.27 - 21.88
  Exercised                             (37,520)      13.95        6.60 - 18.75
                                       ----------------------------------------
DECEMBER 31, 1997                       324,684       18.64        6.60 - 21.88
                                       ========================================
-------------------------------------------------------------------------------

    As of December 31, 1997, 220,384 of the 324,684 options outstanding, were currently exercisable and had a weighted average contractual life of 3.01 years with a weighted average exercise price of $17.11. The remaining 104,300 shares were not exercisable and had a weighted average contractual life of 4.5 years, with a weighted average exercise price of $21.88. The weighted average fair value of the current year's option grant is estimated to be $5.76 per share. The fair value has been estimated on the day of the grant using the Black Scholes option pricing model with the following assumptions, risk free interest rate of 5.5%, expected dividend yield of 3.0%, option life of 5 years, and expected volatility of 30 percent.
    The Company has chosen to account for the stock option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. Had compensation cost for these plans been determined under SFAS No. 123, the Company's 1997 net income would have been reduced by approximately $811,000 or $0.06 per share, and 1996 net income would have been reduced by approximately $490,000 or $0.03 per share. The effect on 1995 income was immaterial.

(8) CONTINGENT LIABILITIES
At December 31, 1997 total exposure under guarantees issued for banking facilities of unconsolidated affiliates was $15.5 million. The Company was contingently liable as endorser on discounted trade acceptances aggregating $6.5 million at December 31, 1997. Also, the Company has $1.6 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.


--------------------------------------------------------------------------------
                              1997 ANNUAL REPORT                            23

-------------------------------------------------------------------------------
                               A. M. CASTLE & CO.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.

(9)  ACQUISITIONS
During 1997 the Company purchased four distribution businesses. The aggregate cash consideration paid was $29,265,000 including certain transaction costs. The acquisitions have been accounted for as purchases and are included in the financial statements from the date of acquisition. Pro-forma results are not presented as the amounts do not significantly differ from historical results.

(10) SELECTED QUARTERLY DATA (UNAUDITED)
The unaudited quarterly results of operations for 1997 and 1996 are as follows (dollars in thousands, except per share data--Note 7):

===============================================================================
                                           First    Second     Third   Fourth
                                          Quarter   Quarter   Quarter  Quarter
-------------------------------------------------------------------------------
1997 QUARTERS
  NET SALES............................  $177,326  $187,981  $192,735  $196,823
  GROSS PROFIT.........................    50,931    53,445    54,836    55,367
  NET INCOME...........................     6,182     6,136     5,734     5,793
  NET INCOME PER SHARE BASIC...........  $    .44  $    .44  $    .41  $    .41
  NET INCOME PER SHARE
    DILUTED............................  $    .44  $    .44  $    .41  $    .41
1996 quarters
  Net sales............................  $175,047  $174,797  $162,322  $160,451
  Gross profit.........................    49,005    49,322    45,490    47,349
  Net income...........................     7,622     7,025     5,258     6,199
  Net income per share basic...........  $    .54  $    .50  $    .38  $    .44
  Net income per share diluted.........  $    .54  $    .50  $    .37  $    .44
-------------------------------------------------------------------------------


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of A.M. Castle & Co.:

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 1997, 1996 and 1995, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.M. Castle & Co. and Subsidiaries as of December 31, 1997, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Chicago, Illinois,
February 2, 1998.

--------------------------------------------------------------------------------
24                            1997 ANNUAL REPORT

-------------------------------------------------------------------------------
                              A. M. CASTLE & CO.


DIRECTORS

DANIEL T. CARROLL
Chairman
The Carroll Group
a management consulting firm

EDWARD F. CULLITON
Vice President and
Chief Financial Officer

WILLIAM K. HALL
Chairman & Chief Executive Officer
Falcon Building Products, Inc.
a diversified manufacturing
company

ROBERT S. HAMADA
Dean
Graduate School of Business
University of Chicago

PATRICK J. HERBERT, III
President
Simpson Estates, Inc.
a private management firm

JOHN P. KELLER
President
Keller Group
an industrial manufacturing & coal
mining company

JOHN W. MCARTER, JR.
President
The Field Museum
a natural history museum

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

CRAIG R. WILSON
Vice President-
Eastern Region

PAUL J. WINSAUER
Vice President-
Human Resources

JAMES A. PODOJIL
Treasurer-Controller

JERRY M. AUFOX
Secretary-
Legal Counsel

HY-ALLOY STEELS CO.

GISE VAN BAREN
President and General Manager

TOTAL PLASTICS, INC.

JOHN A. KOZACKI
President

CUTTER PRECISION METALS

KIRKLAN VOLL
President

KEYSTONE TUBE COMPANY

MARC BIOLCHIN
President

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

DIVIDEND PAYMENT DATES
Dividends are paid approximately four weeks following the regular Board meeting which are held on the fourth Thursday of January, April, July and October.

ANNUAL MEETING
The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 23, 1998 at 10 a.m. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131.

FORM 10-K
A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.

A. M. CASTLE & CO.

Castle Metals Locations
     Atlanta, Buffalo, Charlotte, Chicago, Cincinnati, Cleveland, Dallas, Detroit, Houston, Kansas City, Los Angeles, Milwaukee, Minneapolis, Philadelphia, Phoenix, Pittsburgh, Portland, Salt Lake City, San Diego, Stockton, Tulsa, Wichita, Worcester

Divisions
     Cutter Precision Metals - Minneapolis, Santa Clara, Seattle
     Hy-Alloy Steels Co. - Chicago
     H-A Industries - Hammond
Subsidiaries
     A. M. Castle & Co. (Canada), Inc. - Edmonton, Montreal, Toronto, Winnipeg Total Plastics, Inc. - Chicago, Detroit, Fort Wayne, Grand Rapids,
Indianapolis, Kalamazoo
     A. M. Castle & Co. Limited - Blackburn, Great Britain
     Keystone Tube Company - LaPorte, Riverdale, Titusville
Joint Ventures
     Castle de Mexico, S.A. de C.V. - Monterrey
     Kreher Steel Company, L.L.C. - Chicago, Dallas, Detroit, Houston


                              A. M. Castle & Co.

                             3400 North Wolf Road
                           Franklin Park, IL 60131