Form 10-K405, Exhibit 13
period 1998-12-31
CASTLE A M & CO
filed 1999-03-15
CIK 18172

CORPORATE PROFILE:

Founded in 1890, A.M. Castle & Co. provides highly engineered materials and value added services to a wide range of industrial companies within the nearly $700 billion producer durable equipment sector of the economy. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized ones spread across the entire spectrum of metals using industries. Within our core specialty metals business, we are recognized as North America's largest industrial distributor of carbon; alloy and stainless steels; nickel alloys; aluminum; titanium; copper and brass; as well as the industry pioneer and premier provider of materials management programs that are designed to reduce our customers' total costs. Through our subsidiary, Total Plastics, Inc, we also distribute a broad range of value added industrial plastics. Together, Castle and its affiliated companies operate over 50 locations throughout North America.

Our common stock is traded on the American and Chicago Stock Exchanges under the ficker symbol CAS.

Our Corporate Goals

    Market Leadership in all Core Products
    Supplier of Choice to Our Customers
    World Class Quality Process
    Consistently Competitive Returns on Capital
    Superior Long-Term Total Returns to Shareholders

         Table of Contents

         Financial Highlights
         Letter to Shareholders
         Our Commitment to Our Customers
         Eleven-Year Financial & Operating Statements
         Financial Review
         Consolidated Statements and Notes
         Management and Shareholder Information....Inside Back Cover

The Supplier of Choice

This year's annual report begins and ends with our focus on North America's industrial equipment makers -- the most innovative and productive manufacturing base in the world. On the pages that follow, we'll explain how we add value to these great companies' products and processes with solutions that deliver the highest quality at the lowest total unit cost. That is how we've become our customers' supplier of choice for highly engineered metals and services.

THE YEAR IN BRIEF


                                                                    [PHOTO]
(DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                                             %
                                                   1998         1997       CHANGE
----------------------------------------------------------------------------------
OPERATING RESULTS    Net sales                   $792,846     $754,865        5%
                     Gross profit on sales        233,762      214,579        9%
                     Operating profit              48,653       50,295       (3%)
                     Income before taxes           30,729       39,531      (22%)
                     Net income                    18,522       23,845      (22%)

----------------------------------------------------------------------------------
PER SHARE OF
COMMON STOCK         Net income (basic)              1.32        1.70       (22%)
                     Dividends                       .755         .66        14%
                     Stockholders' equity           10.25        9.74         5%

----------------------------------------------------------------------------------
BALANCE SHEET        Total assets                 459,963     366,375        26%
                     Total debt                   176,078      93,423        88%
                     Total equity                 144,012     136,709         5%
                     Working capital              181,213     119,770        51%
                     Cash flow*                    27,008      30,426       (11%)
                     Average shares outstanding    14,043      14,026        --

----------------------------------------------------------------------------------
SELECTED RATIOS      Return on sales                 2.3%        3.2%       (28%)
                     Return on assets                4.0%        6.5%       (38%)
                     Return on opening equity       13.5%       19.6%       (31%)
                     Current ratio                    2.5         2.0        25%
                     Debt-to-capital ratio          55.0%       40.6%        35%

----------------------------------------------------------------------------------
*NET INCOME PLUS DEPRECIATION AND AMORTIZATION



                 NET SALES      NET INCOME      OPERATING PFT      NET WORTH
               -------------  --------------  -----------------  -------------
              ($ IN MILLIONS) ($ IN MILLIONS) ($ IN MILLIONS)    ($ IN MILLIONS)
1994           537             15             33                 82
1995           628             27             52                 103
1996           673             26             51                 122
1997           755             24             50                 137
1998           793             19             49                 144


                                                             A. M. CASTLE & CO.
                                                                    1998
                                                                   Annual
                                                                   Report

TO OUR SHAREHOLDERS:
-------------------------------------------------------------------------------
                                       "CASTLE CONTINUES TO BE NORTH
                                        AMERICA'S SUPPLIER OF CHOICE FOR
                                        HIGHLY ENGINEERED METALS AND
[PHOTO]                                 SERVICES. IN 1998, WE INCREASED
                                        MARKET SHARE DESPITE A GLOBAL
                                        SLOWDOWN IN MANY OF OUR CUSTOMERS'
                                        END-USE MARKETS, THEREBY REINFORCING
                                        OUR STRATEGY TO BE THE MARKET LEADER
                                        IN OUR CORE PRODUCTS. WITH OUR MAJOR
                                        INVESTMENTS IN PROCESSING
                                        TECHNOLOGIES AND NEW GROWTH PLATFORMS
                                        SUBSTANTIALLY IN PLACE, WE ARE WELL
                                        POSITIONED TO INCREASE SHAREHOLDER
                                        VALUE AS THE CURRENT CYCLE MOVES INTO
                                        POSITIVE TERRITORY."


                                        Mike Simpson, STANDING
                                        Dick Mork, SEATED

THE YEAR IN PERSPECTIVE. Even with the strongest and most competitive line-up of products and services in our company's history, 1998 proved to be a challenging year. Market conditions for highly engineered metals weakened during the second half as our customers, North America's durable equipment makers, became increasingly cautious with their purchases. This environment continued into the fall reflecting the difficulties in Asia and its effect on some of our customers' key markets. So, for much of 1998, we found ourselves in a transitional period that we have seen before, characterized by excess inventory in the overall market and unsustainably low pricing that, in turn, puts considerable short-term pressure on our earnings.

          Our market diversification strategy goes a long way toward mitigating the impact of the business cycle on our performance and use of capital. Our long-term financial goals are: to achieve a 15% return on opening equity at the bottom of the cycle, and a 21% or better return at the top. In 1998, our most difficult year since the early 1990s, our return came in at 13.5%, a little more than a percentage point off our target. So while we can't eliminate the business cycle, we are confident in our ability to not only work through it, but to deliver a reasonably good return during its low points.

          Along with industry analysts, we are cautiously optimistic that 1999 will see a correction in the current imbalance between supply and demand, together with a move towards a more stable balance between domestic and import sources. This could provide substantial upside leverage should those imbalances correct rapidly. In the meantime, we continue to strategically invest in what we believe will be one of the world's most compelling markets in the 21st Century: our customer base, the nearly $700 billion North American producer durable equipment sector.

-------------------------------------------------------------------------------

                                                                        [Photo]

1998 RESULTS.

Net sales rose 5% to a record $793 million, reflecting contributions from two acquisitions completed during the past two years. Gross margin increased 9% to a record $234 million, reflecting the higher value-added contribution from our recent acquisitions and investments in leading-edge processing technologies. This gain, achieved within a highly competitive industry environment, reflects the premium that our customers place on our leading-edge capabilities and business solutions orientation.

         Operating earnings fell 3% to $48.7 million with several factors related to global uncertainty obscuring much of the impact of our revenue-enhancing actions as well as the operating efficiencies which we achieved in 1998. These factors included increased transaction-activity as our customers ordered in smaller quantities with more frequent deliveries and inflation in operating expenses of about 3% in the face of lower mill pricing. Operating earnings were also affected by increased expenses related to the start-up of new processing equipment and the integration of recent acquisitions. These latter expenses are now largely behind us.

         Net income decreased by 22% to $18.5 million, or $1.32 per diluted share, reflecting higher interest, depreciation and amortization expenses associated with the unprecedented level of investment during the 1995 through 1998 period. Looking ahead, we expect capital expenditures will moderate, resulting in stronger cash flow performance as our markets move off the low point of this cycle. We believe that the investments and infrastructure we have put into place will enable us to grow to $1.5 billion in revenues within the next five years.

         Reflecting our long-standing growth and income orientation, we returned $10.6 million in dividends to shareholders in 1998. Following a 15% dividend increase in April, our fifth increase in the last five years, "CAS" generated a 5% dividend yield, not only the highest in our peer group, but in the top tier of all publicly held companies. Despite an increase in our investors' annual income, Castle's total return to shareholders for the year was down 32%, slightly better than the industry average. As a group, the metals distribution-and-processing stocks declined 34 percent.

INVESTING IN THE FUTURE.

Our success in managing through past business cycles gives us a valuable longer-term perspective of the current operating environment. In the early 1980s, while many were writing off the U.S. industrial sector, we took a very different view, investing in a widespread restructuring of our product mix and service capabilities. We emerged a much more competitive and focused company and our customers were the beneficiaries.

         In the 1990-1991 period, when American manufacturers went through a second wave of restructuring, we again seized the opportunity to invest in new services, new geographic markets and the realignment of our sales and marketing organization. The result was revenue growth of 44% and a nearly seven-times earnings increase in the four years following this downturn.

         Today, our attention remains focused just as it did during the last two cycles on building shareholder value. The past four years have marked an unprecedented period of investment aimed at extending our expertise and leadership in the industrial distribution of highly engineered metals and value-added services. These investments fall into three major categories: leading-edge processing capabilities that enhance the performance and cost characteristics of our customers' production processes; acquisitions and joint ventures that provide entree into new market niches and channels; and business process improvement initiatives, designed to advance the efficiency of every process that touches our customers toward near-perfect quality. While diverse, these investments share the same strategic intent to provide customers with innovative business solutions that deliver the highest quality AND lowest total cost of production.

         PROCESSING CAPABILITIES. Since 1993, we've invested more than $48 million in leading-edge processing capabilities which provide our customers with a more comprehensive and cost-efficient way of solving their metallurgical requirements. In 1998, key among these were: the ramping up of several new lines at H-A Industries that doubled this facility's capacity; the recently completed replacement of Keystone Services' chrome plated bar line that quadruples its

                                                         A. M. CASTLE & CO.
                                                                1998
                                                               Annual
                                                               Report

-------------------------------------------------------------------------------

capacity; and a company-wide expansion of plate processing capacity. All of these projects are in place and ready to operate at optimum production levels as we enter 1999.

     ACQUISITIONS AND JOINT VENTURES. Another important growth engine is acquisitions and joint ventures. In the last three years, we've completed four platform acquisitions and established four joint ventures, all of which were accretive to earnings and capable of growing at double-digit rates. In 1998, we acquired Oliver Steel, which further extends our lead in the quality plate category; and Aerospace Alloys, which builds on the base that we've established in Europe to support our customers who require local on-site production support. We also entered a joint venture with Energy Alloys, which takes us into the tubular business for the oil field industry, another highly specialized market niche.

     BUSINESS PROCESS IMPROVEMENT. While growth is an important part of our business model, there are a number of other initiatives underway which further reinforce our confidence about our future earnings potential. During this year, we continued a comprehensive productivity improvement program designed to achieve $4-$6 million in annual cost savings in three major areas: transportation; warehouse management; and administrative overhead. Considerable progress was made in each of these initiatives. First, by the end of 1998, approximately 75% of the targeted savings associated with the rationalization of our transportation supply base have been realized. Second, our new automated warehouse management system, piloted in our flagship Franklin Park facility, is now beginning to realize our expectations for improvements in service, quality and productivity. Finally, our administrative initiatives, which were aimed at achieving $1.5 million in annual cost savings, have been substantially completed. Going forward, our intention is to build on what we've learned to achieve even more significant gains in the future.

     STRENGTHENING OUR SENIOR MANAGEMENT TEAM. Along with investing in the future, we have significantly enhanced our senior management team. These changes reflect the fact that our industry has become much more challenging and that Castle is a much larger, more complex and dynamic organization than it was just a few years ago. To support our ambitious growth goals, we've promoted Alan Raney to the newly created position of Chief Operating Officer. Alan will be directly responsible for our core Castle Metals business, enabling us to focus on the longer-term strategic issues involved with leveraging our recently acquired growth platforms.

     Several other new corporate positions have been created to support our drive for the future. Effective January 1st, Bruce Herron has assumed the position of Vice President--Sales; Steve Hooks has been named Vice President--Merchandising; Fritz Oppenlander, Vice President--Operations; and Craig Wilson, whose responsibilities as Vice President of Quality and Business Process Improvement have been significantly expanded. We're excited about these changes as they recognize the depth and quality of our Castle team and its ability to take on new challenges and opportunities.

OUTLOOK FOR 1999.

We share the view of economists and industry experts who believe that market imbalances will correct far more rapidly than they did in the past. Based on their projections, we are looking for an inventory correction within a six-to-nine month time frame as excess supply currently in the pipeline works its way through the marketplace. Once this correction gets underway, supply and demand will become more balanced, thereby creating modestly more favorable pricing at the mill level. As these industry factors come into play, the leverage which we've created in our business model during the last several years will be highly apparent.

     Our focus on the North American producer durable equipment market continues to be the foundation of our strategy. Just like during the slowdowns in the early 1980s and again in the early 1990s, there are rumblings about the long-term 'health' of this sector. The truth is that, even today with all the global uncertainty, capital spending on producer durable equipment as a whole rose an estimated 9.5% in 1998. Remember, the long-term impact of increased competition drives producers to invest in tools and equipment that will make their businesses more efficient. Since our customers are the ones who make those tools and equipment, this suggests more, rather than less, capital investment over

-------------------------------------------------------------------------------

                                                                        [PHOTO]

time. So while there may be discretionary cutbacks in the short-term, the long-term trend is that the more competitive the market, the more compelling the need to make those investments that will strengthen a company's market position.

     For Castle, there are significant opportunities for growth and improved profitability ahead. After spending the last four years in an acquiring-and-assimilating mode, we are now moving into a new phase where we will focus on achieving the maximum leverage from these investments. Similarly, we expect to reap the benefits of several new processing capabilities that were either not in place or operating at less than full capacity in 1998. At Keystone Services, for example, we were literally "off-line" for more than half of the year while we replaced existing equipment with a state-of-the-art chrome plating line that quadruples our capacity. In 1999, all of our new equipment will be running at optimal levels, another factor that points to improved profitability.

     Our business process improvement program is a cornerstone of our long-term strategy to build shareholder value. While we made significant progress in 1998, these improvements mark a good beginning rather than an ending point. Our initiatives in this key area include: cycle time reduction; first pass yield; and the elimination of non-productive operating activities. As we reported last year, the "easy fixes" were made several years ago. However, it will be incumbent upon us to identify new opportunities that will enable us, at a minimum, to offset the annual inflation in operating expenses.

     We also expect to be strong cash flow generators in 1999. First, with our growth platforms now substantially in place, our capital requirements will decline from $30 million in 1998 to between $10-$15 million in 1999. Second, in this phase of the business cycle, we will be liquidating the build-up of inventories that occurs in a downturn because we are in the business of shouldering our customers' inventory risk. Based on our expectations for positive cash flow, we have targeted a reduction in our debt-to-total capital ratio from the present level of 55% to our target rate of 45% by the end of the year.

     As we assess our prospects, one of our most compelling strengths is our ability to think and act "outside of the box" for our customers. More than any other single factor, this is what has made us the first choice for highly engineered metals and services in North America, and this is what will keep us there in the future. On the following pages, you'll see images from an award-winning ad campaign that we introduced in 1998, as well as a few of the many industrial applications for our products and services. The message of this campaign is that Castle is in the business of solving customer problems, of seeing specific situations and going beyond traditional methods to create a total value package of products, services and expertise. It also helps create a line of sight between our customers and employees that strengthens our relationship with them.

     Throughout Castle, we are committed to the success of the 35,000 companies in the North American durable equipment sector who are our customers, and we appreciate their loyalty. Similarly, we take great pride in the exceptional commitment of our employees. We believe that we are better positioned than at any point in our history to increase shareholder value over the long term.

              /s/ Richard G. Mork             /s/ Michael Simpson
              -----------------------         ---------------------
              Richard G. Mork                 Michael Simpson
              President and                   Chairman of the Board
              Chief Executive Officer

              February 15, 1999

                                                             A. M. CASTLE & CO.
                                                                   1998
                                                                  Annual
                                                                  Report

                                           PEOPLE ARE THE KEY


                                [Photo]

                                [Photo]


                                             MOST PEOPLE SEE

                                             A MACHINE THAT

                                               CUTS PLATE.

                                             TODD SCHILL SEES

                                              A MACHINE THAT

                                                CUTS COSTS.

WHAT WE DO...                                                          [PHOTO]


To industrial America, the Castle name is widely recognized for its leadership in innovation, quality, and customer care. We continue to hold the position as North America's leading metals supplier of carbon, alloy and stainless steels: nickel alloys; aluminum; titanium; copper and brass. Yet to the outside world, the products that we distribute and the services we provide aren't very well known.

    Look inside any of our CUSTOMERS' products and you'll get a strong sense of our significance. Take jet aircraft for example. "We" are the titanium in the nose, the alloy bar in the landing gear, and the aluminum in the frame. We're also in such diverse components as the engines and propulsion systems, and even the instrumentation. Given the critical nature of these aircraft features, the selection of a metals supplier takes on great significance. It's our unique package of product innovation, quality, and customer care developed over many years that makes Castle more often than not the supplier of choice for highly engineered metals. And our reach extends to virtually ALL of the high-profile industries in the North American durable equipment market.

    Clearly, OUR PRODUCTS DON'T HAVE TO BE VISIBLE TO BE VALUABLE. In fact, we're glad to take a back seat to many of our higher profile customers. But understanding who our customers are and anticipating their needs has long been a cornerstone of our strategy and culture. And it has largely been the reason for our dominant market share in most of our product categories. We hold the number one position in core products that generate over half of our total sales. We are number two or three in an additional thirty percent. Where we're number three, we're working hard to move up to number two. Where we're second, we want to be first. And where we're first, we're working just as hard to extend our lead.

    How did we get there? It sounds simple, but the key has been anticipating the kinds of products and services manufacturers want. Back in the early 80s, we began to build a market franchise around highly engineered metals in which we could create an unbeatable combination of inventory, services and metallurgical expertise. By the mid-80s, we moved into customer solutions, pioneering our industry's first comprehensive materials management program. Because we started early and made significant investments, we've developed what we believe to be the best industrial distribution network in our industry. And we continue to leverage that network into complementary products and services as we expand and strengthen our customer offerings.

    Today, we're serving customers across an ever-increasing array of applications and market channels. Going forward, we will stay on the "leading-edge" in developing unique and proprietary products and processing technology to deliver the highest level of value to our customers. Whatever the need, whether it is a major world class manufacturer or an independent job shop, we're determined to structure the right solution for every customer that consumes highly engineered metals.

WHO OUR CUSTOMERS ARE...


It's frequently the first question asked when we meet with current and prospective shareholders. We've long believed that market diversification greatly mitigates our company's sensitivity to both overall and industry-specific cyclicality. Rather than be dependent on one or two major industries, we have proactively built and maintained a diversified portfolio of customers within North America's durable equipment sector. As a whole, the companies that comprise this sector generate nearly $700 billion in annual revenues. They are in the aerospace business, the bearings business, chemical processing, defense, hand tools, health care, machine tools, the oil patch, transportation and more - with virtually every production process calling for some application for highly engineered metals.

    Despite intense foreign competition, our customers operate in what has been THE dominant growth sector of our economy for most of this decade. They've prevailed because they've demonstrated an incredible capacity for restructuring, re-engineering and reinventing themselves time and again to emerge as undisputed global leaders in manufacturing quality, innovation and productivity. Capital investment has been a huge part of this story - over the past five years alone, spending in our sector has increased at a double-digit compound annual pace. And while the RATE of spending will likely slow in 1999, the absolute level remains high, and the long-term trend clear. To continue strengthening competitive

                                A.M. Castle & Co.
                                       1998
                                      Annual
                                      Report

                                          PEOPLE ARE THE KEY

                                [Photo]

                                [Photo]

                                           MOST PEOPLE SEE

                                         CHROME PLATED TUBING

                                           JEFF TIMM SEES A

                                         GOLDEN OPPORTUNITY

                                             TO SIMPLIFY

                                              PURCHASING
advantage, manufacturers worldwide will need to make larger
investments in the tools and equipment that will further
advance the quality and efficiency of their products.                 [PHOTO]

     Unquestionably, Fortune 500-sized companies are a driving force in the durable equipment business. And in fact, most of these companies are major Castle customers across a wide range of industries and metals applications. But, we have another level of diversity that creates an important balance to our major accounts. We also effectively and productively serve thousands and thousands of middle-sized manufacturers as well as an equally large number of smaller job shops and independent businesses. In total, we serve over 35,000 companies with their highly engineered metals requirements, and have recently developed programs to provide the right level of service for each category of customer. In total, no one company represents more than 2% of our total sales, and no one industry, more than 6%.

     As for the future, from our perspective, the sheer size, strength and diversity of our customer base continues to create untapped opportunities to increase market share. Remember, we are our industry's leading supplier to a customer base with nearly $700 billion in annual revenues.

HOW WE ADD VALUE...

At Castle, we have long viewed our customer relationships more as working partnerships rather than as just a supplier of metals. Our mission, with every one of our customers, is to add value and exceed our customers' expectations by helping them reduce their unit costs: in Castle lingo, that's cost per piece rather than price per pound.

     Today, we're better positioned to create added value that at any point in our history. The investments we've made in opening new market channels and developing new processing technologies are a major part of our story. We've spent over $80 million in the last five years to expand capacity while introducing exciting and unique capabilities such as water jet cutting, plasma bevel cutting and in-line quenching and tempering. The benefit of all this isn't the technology, as impressive as it may be. It's in how we apply it to create custom solutions that will significantly improve our customers' end products and manufacturing processes. Let's look at some examples of this approach.

SOMETIMES CUSTOMERS COME TO US WITH A VERY SPECIFIC PROBLEM.

For instance, recently, a major aerospace manufacturer invited us, along with six other suppliers, to bid on a supply contract. The product was titanium. Our competitors evaluated the inventory requirements and submitted their bids. We took a different approach. We asked first how they planned to USE the titanium. They told us they were going to cut it up into small pieces and then heat treat it in two separate processes. Our solution? Using our water-jet-cutting technology, we were able to deliver finished pieces that required no further processing, thus eliminating a costly, non-core activity for our customer. Unlike traditional thermal cutting, the beauty of water-jet-cutting is that, by using water rather than heat, there is no heat-effected zone. So the customer gets a higher quality finished product at a lower total cost. We won the contract because, where other suppliers saw simply a material requirement, we saw our customer's production process and the opportunity to create a way to improve quality and reduce cycle time.

SOMETIMES WE FILL A NEED WITHIN AN INDUSTRY.

Take fluid power for example. It's not only a significant industry on its own, it's also a subset of numerous other major industries. You'll find fluid power in any application that requires absolute flexibility in motion; agricultural equipment, machine tools, road construction, commercial elevators, all sorts of automotive applications, the wing of an airplane. With many of our customers dependent on fluid power, we have always had very strong relationships in supplying the bars that make the pistons for hydraulic cylinders. But we felt that we could do more: we wanted to supply the tubes (or cylinders) as well.

     Last year we addressed the opportunity with the acquisitions of Keystone Tube and Keystone Honing, two independent companies that now represent a new strategic core product group for us. Just as fluid power is essentially the marriage of bar and tube to very precise tolerances of finish and wearability, we believe the 'marriage' of Keystone and Castle will enable us to emerge as the dominant supplier for fluid power applications. But we're not standing still.

     In 1998, we took another giant step forward in serving fluid power users with the installation of a new chrome


                             A. M. Castle & Co.
                                    1998
                                   Annual
                                   Report

                                          PEOPLE ARE THE KEY

                                [Photo]

                                [Photo]


                                            MOST PEOPLE SEE

                                                20 FEET

                                             OF ALLOY BAR

                                            MARK DYKSTRA SEES

                                              20 MORE PARTS

                                                PER HOUR
plating line at Keystone Services that quadrupled the capacity of our existing line. But capacity alone did not drive this
investment. We went ahead with the new line because it gives          [PHOTO]
our customers a generational advance in surface finish and consistency over anything else available on the market today.
And in fluid power applications, smoothness is critical: the smoother the finish, the less friction. The less friction, the less resistance and the greater the power of the equipment to lift or move more weight. Again, our emphasis is on providing customers with products and services that address critical production issues. The end result for Castle: industry-leading quality and productivity, while providing our employees with the safest production environment in the business.


SOMETIMES WE BUILD SOLUTIONS THAT TAKE OUR CUSTOMERS' PRODUCTION PROCESSES TO THE "NEXT LEVEL."

The evolution of H-A Industries provides an outstanding example of our commitment to innovative solutions. Launched in 1993 with our first computer-numerically-controlled quench and tempering line, H-A is a 250,000 square foot facility with seven different major bar processing lines. Every single process performed at this facility represents a unique capability that is not available elsewhere in the industry.

     Our quench and tempering process clearly demonstrates our ability to deliver high value-added quality at lower total cost. What does quench and tempering do? It alters the original condition of alloy and other bars by modifying the mechanical properties so that they become stronger and harder, thus improving their performance in applications such as machine tools, gears and bearings where these characteristics are critical.

     Under conventional quench and temper processing, the bars are stacked in a batch process to be heated and then cooled under controlled conditions that alter their hardness. Because the bars are processed as a contiguous batch, each one has a slightly different degree of hardness depending on its position in the stack and at what point it was touching another bar. Following conventional quench and tempering the bars normally undergo further processing such as straightening to relieve stresses that are build up during the heating and cooling processes.

     At Castle, we heat treat alloy bars one at a time in a continuous process that runs approximately half the length of a city block. Each bar moves through series of adjacent heat chambers with computer controlled temperatures, and is then cooled via various compartments incorporated into the same line. Essentially, we've devised a way to take the "art" out of heat treating, and, instead, turn it into a "science" in which every bar emerges from the process exactly the same. Because the bars are constantly being rotated during the quench and temper process, there is no build up of stress. In fact, they actually emerge straighter than they were prior to processing.

     Our solution to a critical processing application assures customers of performance characteristics that are consistent across each bar, repeatable from bar-to-bar and batch-to-batch. Unique to the industry, we alone can guarantee that the bars will always be the same. For customers, this translates into higher machining through-put and lower reject rates, thus sharply raising productivity levels.

WHAT TO EXPECT GOING FORWARD...

More innovation, higher value added for our customers, improved productivity, and an unswerving commitment to quality in everything we do. We're using new information technology applications to better understand our customers' requirements and react to them more quickly. We also have in place a comprehensive program to lower our operating costs. It focuses on reengineering many of our processes to reduce both response time and cost per unit.

     We will continue to be the dominant North American market leader in highly engineered metals. We have strong and respected brands to leverage. And we're only just beginning to see the benefits of the new processing capabilities and platforms that were put in place during the past few years.

     Seeing the world through our customers' eyes. Delivering great value. That's A.M. Castle & Co. Great processes. Great products. Great ideas. North America's first choice for highly engineered metals.

                          A.M. CASTLE & CO.
                                1998
                               Annual
                               Report

A. M. Castle & Co. and Subsidiaries

CONSOLIDATED ELEVEN - YEAR FINANCIAL AND OPERATING SUMMARY


(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA - NOTE 7)              1998          1997          1996
-----------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL      Tons sold (in thousands) ...........................           394            378           331
SUMMARY OF        Net sales ..........................................   $     792.8    $     754.9   $     672.6
EARNINGS             Cost of sales ...................................         559.1          540.3         481.4
                                                                         -----------    -----------   -----------
                  Gross profit .......................................         233.7          214.6         191.2
                     Operating expenses ..............................         185.1          164.3         139.9
                                                                         -----------    -----------   -----------
                  Operating profit ...................................          48.6           50.3          51.3
                     Depreciation and amortization ...................           8.5            6.6           5.3
                     Interest expense, net ...........................           9.4            4.2           2.9
                                                                         -----------    -----------   -----------
                  Income before income taxes .........................          30.7           39.5          43.1
                     Income taxes ....................................          12.2           15.7          17.0
                                                                         -----------    -----------   -----------
                  Net income .........................................          18.5           23.8          26.1
                  Cash dividends .....................................          10.6            9.2           8.0
                                                                         -----------    -----------   -----------
                  Reinvested earnings ................................   $       7.9    $      14.6   $      18.1
                                                                         -----------    -----------   -----------
                                                                         -----------    -----------   -----------
-----------------------------------------------------------------------------------------------------------------
SHARE DATA        Number of shares outstanding at year-end (in thousands)     14,043         14,041        14,008
(NOTE 7)          Net income per share basic .........................   $      1.32    $      1.70   $      1.86
                  Net income per share diluted .......................   $      1.32    $      1.69   $      1.86
                  Cash dividends per share ...........................   $      .755    $       .66   $       .57
                  Book value per share ...............................   $     10.25    $      9.74   $      8.70
-----------------------------------------------------------------------------------------------------------------
FINANCIAL         Working capital ....................................   $     181.2    $     119.8   $      80.0
POSITION          Property, plant and equipment, net .................   $      94.6    $      77.4   $      62.7
AT YEAR-END       Total assets .......................................   $     460.0    $     366.4   $     261.4
                  Short-term debt ....................................   $      --      $      --     $      --
                  Long-term debt .....................................   $     172.3    $      90.7   $      40.9
                  Stockholders' equity ...............................   $     144.0    $     136.7   $     121.9
-----------------------------------------------------------------------------------------------------------------
FINANCIAL         Return on sales ....................................           2.3%           3.2%          3.9%
RATIOS            Asset turnover .....................................           1.7            2.1           2.6
                  Return on assets ...................................           4.0%           6.5%         10.0%
                  Leverage factor ....................................           3.4            3.0           2.5
                  Return on opening stockholders' equity .............          13.5%          19.6%         25.3%
                  Percent earnings reinvested ........................          42.7%          61.3%         69.3%
                  Percent increase (decrease) in equity ..............           5.3%          12.1%         17.9%
-----------------------------------------------------------------------------------------------------------------
OTHER DATA        Additions to property, plant and equipment .........   $      30.2    $      16.2   $      22.5
                  Stockholders at year-end ...........................         1,657          1,699         1,613
                  Employees at year-end ..............................         1,907          1,877         1,505
                  Per employee data (in thousands)
                    Net sales ........................................   $     415.7    $     402.2   $     446.9
                    Gross profit .....................................   $     122.6    $     114.3   $     127.0
                    Operating expenses ...............................   $      97.1    $      87.5   $      93.0
                    Profit from operations ...........................   $      25.5    $      26.8   $      34.0
                    Profit From Operations ...........................   $      25.5    $      26.8   $      34.0
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


(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)               1995          1994          1993         1992
-------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL     Tons sold (in thousands) ..............................          343           338           308           249
SUMMARY OF       Net sales .............................................   $    627.8    $    536.6    $    474.1    $    423.9
EARNINGS            Cost of sales ......................................        454.4         391.4         351.8         313.7
                                                                           ----------    ----------    ----------    ----------
                 Gross profit ..........................................        173.4         145.2         122.3         110.2
                    Operating expenses .................................        121.7         112.1         102.1          94.9
                                                                           ----------    ----------    ----------    ----------
                 Operating profit ......................................         51.7          33.1          20.2          15.3
                    Depreciation and amortization ......................          4.5           4.6           4.8           4.9
                    Interest expense, net ..............................          2.9           3.2           3.8           4.3
                                                                           ----------    ----------    ----------    ----------
                 Income before income taxes ............................         44.3          25.3          11.6           6.1
                    Income taxes .......................................         17.5           9.9           4.7           2.7
                                                                           ----------    ----------    ----------    ----------
                 Net income ............................................         26.8          15.4           6.9           3.4
                 Cash dividends ........................................          6.0           3.6           2.9           2.9
                                                                           ----------    ----------    ----------    ----------
                 Reinvested earnings ...................................   $     20.8    $     11.8    $      4.0    $      0.5
                                                                           ----------    ----------    ----------    ----------
                                                                           ----------    ----------    ----------    ----------
-------------------------------------------------------------------------------------------------------------------------------
SHARE DATA       Number of shares outstanding at year-end (in thousands)       13,945        13,850        13,646        13,643
(NOTE 7)         Net income per share basic ............................   $     1.93    $     1.12    $      .50    $      .25
                 Net income per share diluted ..........................   $     1.93    $     1.11    $      .50    $      .25
                 Cash dividends per share ..............................   $      .43    $      .26    $      .22    $      .22
                 Book value per share ..................................   $     7.41    $     5.94    $     5.10    $     4.80
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL        Working capital .......................................   $     84.4    $     76.0    $     86.1    $     75.3
POSITION         Property, plant and equipment, net ....................   $     44.5    $     41.2    $     41.0    $     43.2
AT YEAR-END      Total assets ..........................................   $    222.5    $    213.1    $    204.2    $    195.2
                 Short-term debt .......................................   $     --      $     --              $-            $-
                 Long-term debt ........................................   $     28.0    $     38.5    $     58.0    $     53.0
                 Stockholders' equity ..................................   $    103.4    $     82.2    $     69.5    $     65.5
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL        Return on sales .......................................          4.3%          2.9%          1.5%          0.8%
RATIOS           Asset turnover ........................................          2.8           2.5           2.3           2.2
                 Return on assets ......................................         12.0%          7.2%          3.4%          1.7%
                 Leverage factor .......................................          2.7           3.1           3.1           3.0
                 Return on opening stockholders' equity ................         32.6%         22.2%         10.5%          5.2%
                 Percent earnings reinvested ...........................         77.6%         76.6%         58.0%         14.7%
                 Percent increase (decrease) in equity .................         25.8%         18.3%          6.1%          1.2%
-------------------------------------------------------------------------------------------------------------------------------
OTHER DATA       Additions to property, plant and equipment ............   $     11.8    $      7.9    $      4.6    $      1.8
                 Stockholders at year-end ..............................        1,618         1,639         1,625         1,670
                 Employees at year-end .................................        1,231         1,185         1,204         1,196
                 Per employee data (in thousands)
                   Net sales ...........................................   $    510.0    $    452.8    $    393.8    $    354.4
                   Gross profit ........................................   $    140.8    $    122.5    $    101.6    $     92.1
                   Operating expenses ..................................   $     98.9    $     94.6    $     84.8    $     79.3
                   Profit from operations ..............................   $     41.9    $     27.9    $     16.8    $     12.8
-------------------------------------------------------------------------------------------------------------------------------




(DOLLARS IN MILLIONS, EXCEPT EMPLOYEE AND PER SHARE DATA-NOTE 7)              1991          1990          1989         1988
-------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL      Tons sold (in thousands) ...........................          234            248            255           277
SUMMARY OF        Net sales ..........................................   $    436.4     $    478.9     $    501.1    $    499.3
EARNINGS             Cost of sales ...................................        331.1          363.6          380.6         375.1
                                                                         ----------     ----------     ----------    ----------
                  Gross profit .......................................        105.3          115.3          120.5         124.2
                     Operating expenses ..............................         92.8           97.5           96.7          92.6
                                                                         ----------     ----------     ----------    ----------
                  Operating profit ...................................         12.5           17.8           23.8          31.6
                     Depreciation and amortization ...................          5.3            5.2            4.4           3.9
                     Interest expense, net ...........................          6.8            6.8            5.1           5.1
                                                                         ----------     ----------     ----------    ----------
                  Income before income taxes .........................           .4            5.8           14.3          22.6
                     Income taxes ....................................           .2            2.7            5.6           8.9
                                                                         ----------     ----------     ----------    ----------
                  Net income .........................................           .2            3.1            8.7          13.7
                  Cash dividends .....................................          3.9            4.9            4.7           3.5
                                                                         ----------     ----------     ----------    ----------
                  Reinvested earnings ................................   $     (3.7)    $     (1.8)    $      4.0    $     10.2
                                                                         ----------     ----------     ----------    ----------
                                                                         ----------     ----------     ----------    ----------
-------------------------------------------------------------------------------------------------------------------------------
SHARE DATA        Number of shares outstanding at year-end (in thousands)    13,643         13,616         13,538        13,481
(NOTE 7)          Net income per share basic .........................   $      .02     $      .23     $      .64    $     1.02
                  Net income per share diluted .......................   $      .02     $      .23     $      .64    $     1.01
                  Cash dividends per share ...........................   $      .29     $      .36     $      .34    $      .26
                  Book value per share ...............................   $     4.74     $     5.02     $     5.15    $     4.86
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL         Working capital ....................................   $     79.7     $     89.9     $     75.8    $     89.0
POSITION          Property, plant and equipment, net .................   $     47.4     $     54.8     $     45.3    $     39.4
AT YEAR-END       Total assets .......................................   $    190.4     $    226.6     $    202.3    $    211.9
                  Short-term debt ....................................   $       .2     $     11.9     $       .5            $-
                  Long-term debt .....................................   $     63.3     $     76.7     $     51.0    $     61.0
                  Stockholders' equity ...............................   $     64.7     $     68.3     $     69.7    $     65.5
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL         Return on sales ....................................          0.1%           0.7%           1.7%          2.7%
RATIOS            Asset turnover .....................................          2.3            2.1            2.5            .4
                  Return on assets ...................................          0.1%           1.4%           4.3%          6.5%
                  Leverage factor ....................................          2.8            3.3            3.1           3.8
                  Return on opening stockholders' equity .............          0.3%           4.5%          13.2%         24.7%
                  Percent earnings reinvested ........................           -%             -%           46.3%         74.8%
                  Percent increase (decrease) in equity ..............         (5.3%)         (2.0%)          6.4%         18.5%
-------------------------------------------------------------------------------------------------------------------------------
OTHER DATA        Additions to property, plant and equipment .........   $      3.3     $     13.4     $     10.4    $      7.8
                  Stockholders at year-end ...........................        1,750          1,730          1,747         1,732
                  Employees at year-end ..............................        1,268          1,379          1,371         1,373
                  Per employee data (in thousands)
                    Net sales ........................................   $    344.2     $    347.3     $    365.5    $    363.7
                    Gross profit .....................................   $     83.0     $     83.6     $     87.9    $     90.5
                    Operating expenses ...............................   $     73.2     $     70.7     $     70.5    $     67.5
                    Profit from operations ...........................   $      9.8     $     12.9     $     17.4    $     23.0
-------------------------------------------------------------------------------------------------------------------------------

                                                              A. M. Castle & Co.
                                                                    1998
                                                                   Annual
                                                                   Report
                                                                   Page 13

FINANCIAL REVIEW

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes.

OVERVIEW

1998 results produced new records for total sales and gross profit, but lower overall earnings due to the weakening in market demand and pricing that occurred in the second half of the year. According to DRI-McGraw Hill's preliminary figures, the total annual output of the Company's primary market -- the North American producer durable equipment sector -- amounted to $686 billion in 1998. On average, DRI estimates that the sub-sectors that Castle serves grew about 9.5% during the past year. This supports the Company's contention that there is a global need for continued investment in plant and equipment to strengthen relative competitive position. However, in response to the difficulties in Asia and their rippling effect on some key markets, Castle's customers began liquidating inventories in the second half of the year, which sharply curtailed their purchases of highly engineered metals. Reflecting these economic conditions, activity levels at Castle were strong in the first six months of the year, but considerably slower in the second half, and particularly in the fourth quarter.

     The record sales and gross profit levels were achieved primarily due to contributions from recent acquisitions. Castle also continued to pursue internal growth initiatives through aggressive expansion of existing locations and processing capabilities. Operating earnings were strong during the first six months of the year, outperforming 1997's first half. During the second half of the year, weakened demand and pricing put considerable short-term pressure on earnings which adversely impacted Castle's year-to-year operating results.

1998 COMPARED WITH 1997

Revenues for 1998 reached a record $792.8 million, a gain of 5.0% from 1997's $754.9 million primarily due to acquisitions completed during the past two years. Excluding sales generated from Castle's recent acquisitions, sales in its core business were relatively flat, showing a slight decline of 0.6% from 1997. Carbon and stainless steels generated 75% of total sales, with the balance provided by non-ferrous metals.

     Gross profit rose 9% to a record $233.8 million as compared to the $214.6 million recorded in the prior year. The gross profit gain reflects the higher value-added contribution from recent acquisitions and investments in leading-edge processing technologies. Gross margin percentage was 29.5% versus 28.4% a year ago. Excluding gross margins generated from recent acquisitions, total gross margin in its core business increased by 0.9% in spite of the slight total sales decline noted above. Substantially all inventories are valued using the LIFO (last-in, first-out) method. In 1998, LIFO had the effect of decreasing Castle's cost of sales by $5.0 million, compared with what it would have been on a FIFO basis.

     Total operating expenses for 1998 were $185.1 million, as compared to $164.3 million last year, a 12.7% increase. Excluding the expenses of the acquired businesses, 1998 operating expenses were up 4.3% over last year's levels, with the increase occurring primarily in the plant areas, due to higher year to year transaction-activity. As a percentage of sales, consolidated operating expenses rose to 23.3% in 1998 as compared to 21.8% in 1997. Depreciation and amortization expense increased by $1.9 million or 28.9% over the prior year, reflecting both internal and external expansion initiatives. Net interest expense increased by $5.3 million over the 1997 level due to increased borrowing used to fund investments and working capital requirements.

     Castle's 1998 effective income tax rate, at 39.7%, remained relatively unchanged from the prior year.

     Net earnings totalled $18.5 million for 1998 as compared to last year's net income of $23.8 million. Basic earnings per share declined 22% to $1.32 per share for 1998 as compared to $1.70 in 1997.

1997 COMPARED WITH 1996

Net sales for 1997 totalled $754.9 million, an increase of 12.2% over 1996+s $672.6 million. Excluding sales generated from its 1997 and 1996 acquisitions, sales in Castle's core business increased by 5.0%. Carbon and stainless steels generated 73% of total sales, with the balance provided by non-ferrous metals. In 1997, gross margin percentage remained very strong at 28.4% as compared to the same 28.4% for 1996. Castle's value-added service strategy continued to yield positive results on overall gross margins. Total gross profit was $214.6 million in 1997, up 12.2% from 1996+s level of $191.2 million. Excluding gross margins generated from its 1996 and 1997 acquisitions, total gross margin increased by 4.2%. In 1997, LIFO had the effect of decreasing Castle's cost of sales by $1.1 million as compared with what it would have been on a fifo basis.

     Total operating expenses for 1997 were $164.3 million, compared with $139.9 million for the prior year, a 17.4% increase. Excluding the expenses of its acquired businesses, 1997 operating expenses were up 9.8% as compared to 1996. As a percentage of sales, consolidated operating expenses were 21.8% in 1997 as compared to 20.8% of sales in 1996. Depreciation and amortization increased by $1.3 million from 1996 primarily due to the expense associated with the acquired companies. Net interest expense increased by $1.3 million due to higher average borrowings in support of recent acquisitions.

     The company's income tax rate at 39.7% was up slightly from the prior year's effective rate of 39.5%.

     Increased sales, and earnings contributions from recently acquired businesses helped offset some of the earnings erosion experienced due to inflationary pressures in a relatively flat pricing environment. Earnings for the year totalled $23.8 million as compared to $26.1 million in 1996. Basic earnings per share for 1997 were $1.70 as compared to $
1.86 for 1996.

CAPITAL EXPENDITURES

Capital expenditures for 1998 totalled $30.2 million as compared to $16.2 million in 1997. The 1998 expenditures included approximately $11.5 million expended for new or expanded facilities at subsidiary locations in Canada, Michigan, and Indiana. The Company also expanded production capabilities at its H-A Industries processing facility located in Hammond, Indiana and added further processing capabilities in several other Company facilities including its Franklin Park headquarters location.

     The 1997 capital expenditures totalled $16.2 million as compared with $22.5 million expended in 1996. Capital expenditures in 1997 included approximately $4.1 million for additional processing equipment at H-A Industries along with $8.3 million expended for processing and material handling equipment throughout the rest of the Company. The remaining expenditures were aimed at enhancing existing facilities and maintaining property and equipment in good working order.

     During 1998 and 1997, Castle sold and leased back approximately $9.6 million and $2.4 million of fixed assets respectively, which added to cash flow and reduced long-term borrowing.

LIQUIDITY AND CAPITAL RESOURCES

Castle strives to maintain a strong balance sheet and financial position. During the past three years, Castle has invested close to $128 million in new facilities, equipment, and acquired businesses. Earnings strength and cash flow from operations, along with planned debt financing, have provided funds for this strategic expansion. Long-term borrowings and debt ratios have generally been maintained at, or below, the Company's target range, with the exception of the second half of 1998.

     Total borrowings were $176.1 million at year-end 1998 as compared to $93.4 million at 1997 year end. Its debt-to-capital ratio was 55.0% at year-end 1998 as compared to 40.6% at the end of 1997. Based on expectations for a strong positive cash flow during 1999, management plans for a 10% reduction in its debt-to-capital ratio down to the target ratio of 45%.

     Working capital was $181.2 million as of December 31, 1998 as compared to $119.8 million at 1997 year end. Accounts receivable declined by $2.8 million from the prior year end. The number of days outstanding at the end of 1998 was slightly increased from 1997, while collections remain strong and in line with target levels. Management believes that the net accounts receivable at December 31, 1998 are of a very good quality. Inventory levels increased $65.1 million from year end 1997. The increase has been the result of a combination of acquisitions, increases designed to support market initiatives, and the adverse effect of weaker than anticipated fourth quarter demand.

     Castle had unused committed and uncommitted lines of bank credit of $137.9 million at December 31, 1998, compared with $109.5 million at December 31, 1997. Management believes that funds generated from operations, existing lines of credit and additional borrowing capacity should provide adequate funding for current and anticipated business operations.

     Castle has not entered into any market risk agreements of a material nature. Fixed interest rate debt outstanding as of December 31, 1998 totalled $107.9 million with an average interest rate of 6.9%. Variable interest rate debt outstanding as of December 31, 1998 totalled $68.2 million with an average interest rate of 5.1%.

YEAR-2000 ISSUES

Castle and its subsidiaries are currently modifying their computer systems in order to properly process transactions in the Year-2000. Expenditures for these modifications are being expensed as incurred. The Company expects to have substantially all necessary modifications completed by third quarter 1999 with no significant impact on its operations.

     The Company identified its communications systems, financial systems, and transactional systems as the major Year-2000 risk areas and began addressing these issues starting in 1997. Year-2000 compliant communication software is operational in Franklin Park, Illinois and will be installed in all other locations over the next six months. The financial software upgrades are progressing well and are nearing completion. As of this date, 40% of the 90,000 lines of transaction system code requiring changes have been modified, tested, and put into production. The remaining 60% is scheduled for completion by the third quarter. The "most reasonably likely worst case Year-2000 scenarios" would involve a partial failure in one or more of the above systems requiring that the particular transaction or process be handled manually until the problem is corrected. The impact of this type of problem would not be likely to have a material effect on results of operations, liquidity or financial condition.

     The Company is in the process of reassessing its non-information technology systems and identifying risks from third party relationships. Castle is well diversified from a customer, product, and supplier standpoint and, consequently, isolated disruptions in any one area, with the exception of prolonged power interruptions at any of its four largest facilities, are not likely to have a significant impact on total company results.

     The Company's Year-2000 activities are expected to cost between $1.8 and $2.0 million with approximately 33% being incurred as of year-end 1998.

                                                              A. M. Castle & Co.
                                                                    1998
                                                                    Annual
                                                                    Report
                                                                    Page 15

COMMON STOCK INFORMATION

Symbol CAS


                             DIVIDENDS                 STOCK PRICE RANGE
                          1998      1997          1998                  1997
-----------------------------------------------------------------------------------
First Quarter .......   $ .170    $ .150    21 1/2     24 7/8     17 1/4     20 7/8
Second Quarter ......     .195      .170    21 1/2     24 1/2     16 3/4     23 5/8
Third Quarter .......     .195      .170    14 3/4         22     21 3/4     26 1/2
Fourth Quarter ......     .195      .170        14     19 3/8     22 1/2     26 1/2
                        ------    ------
                        $ .755    $ .660
                        ------    ------
                        ------    ------

[GRAPHS]

COMPOUND RATE OF RETURN VS. INFLATION


BASE     CASTLE      S&P500      INFLATION

1984     1,000.0     1,000.0     1,000.0
1985     1,349.0     1,318.0     1,036.0
1986     1,098.1     1,564,5     1,055.7
1987     1,392.4     1,647.4     1,093.7
1988     2,248.7     1,920.8     1,138.5
1989     2,293.7     2,529.8     1,193.2
1990     2,082.6     2,451.3     1,257.6
1991     2,136,8     3,199.0     1,310.4
1992     2,391.1     3,445.3     1,349.7
1993     3,629.6     3,789.8     1,390.2
1994     4,483,3     3,839.1     1,428.4
1995     9,262.1     5,282.6     1,466.3
1996     8,159.0     6,497.6     1,510.3
1997     9,688.0     8,854.8     1,545.0
1998     6,675.0    11,104.2     1,569.8


CASTLE'S DIVIDEND RECORD


       Castle      S&P

84     100.00     100.00
85     137.63     104.78
86     150.32     109.96
87     150.13     116.73
88     168.73     129.46
89     226.48     146.22
90     239.29     160.48
91     190.20     161.75
92     140.95     164.54
93     140.98     166.93
94     173.71     175.30
95     284.64     183.27
96     276.33     198.01
97     435.78     205.84
98     498.88     215.07

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

SUPPLEMENTARY STATEMENTS OF
CONSOLIDATED FINANCIAL POSITION


                                                        December 31,
-----------------------------------------------------------------------------
(DOLLARS IN MILLIONS)                           1998        1997        1996
-----------------------------------------------------------------------------
Current assets
  Cash ...................................     $123.0      $122.8      $121.8
  Accounts receivable, net ...............       85.7        88.5        68.8
  Inventories, at latest cost ............      269.2       209.1       152.1
                                               ------      ------      ------
    Total current assets .................      357.9       300.4       222.7
  Less-current liabilities ...............     (145.4)     (146.4)     (107.4)
                                               ------      ------      ------
Net current assets .......................      212.5       154.0       115.3
Fixed and other assets, net ..............      154.2       123.1        97.4
    Total assets, less current liabilities      366.7       277.1       212.7
Long-term debt ...........................     (172.3)      (90.7)      (40.9)
Deferred income taxes ....................      (15.1)      (12.5)      (11.4)
Other liabilities ........................       (4.0)       (2.9)       (3.2)
Unrecognized inventory gain, net of taxes       (31.3)      (34.3)      (35.3)
                                               ------      ------      ------
Stockholders' equity .....................     $144.0      $136.7      $121.9
                                               ------      ------      ------
                                               ------      ------      ------
-----------------------------------------------------------------------------

A. M. Castle & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME


                                                         Years Ended December 31,
-------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)        1998         1997         1996
-------------------------------------------------------------------------------------

Net sales ....................................     $792,846     $754,865     $672,617
Cost of material sold ........................      559,084      540,286      481,451
                                                   --------     --------     --------
  Gross profit on sales ......................      233,762      214,579      191,166
                                                   --------     --------     --------
Operating expenses ...........................      185,109      164,284      139,904
                                                   --------     --------     --------
Operating profit .............................       48,653       50,295       51,262
                                                   --------     --------     --------
Depreciation and amortization expense (Note 1)        8,486        6,581        5,248
Interest expense, net (Notes 2 and 4) ........        9,438        4,183        2,878
                                                   --------     --------     --------
Income before income taxes ...................       30,729       39,531       43,136
                                                   --------     --------     --------
Income taxes (Notes 1 and 3)
  Federal - currently payable ..................      7,517       10,152       12,845
          - deferred ...........................      2,420        2,469          934
  State ......................................        2,270        3,065        3,253
                                                   --------     --------     --------
                                                     12,207       15,686       17,032
                                                   --------     --------     --------
  Net income .................................     $ 18,522     $ 23,845     $ 26,104
                                                   --------     --------     --------
                                                   --------     --------     --------
  Basic income per share (Notes 1 and 7) .....     $   1.32     $   1.70     $   1.86
                                                   --------     --------     --------
                                                   --------     --------     --------
  Diluted income per share (Notes 1 and 7) ...     $   1.32     $   1.69     $   1.86
                                                   --------     --------     --------
                                                   --------     --------     --------
-------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS


                                                                                            Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                          1998          1997           1996
---------------------------------------------------------------------------------------------------------------------------

Balance at beginning of year ..................................................     $ 114,709      $ 100,124      $  81,998
Net income ....................................................................        18,522         23,845         26,104
Cash dividends-$.755 in 1998, $.66 in 1997, and $.57 per share in 1996 (Note 7)       (10,602)        (9,260)        (7,978)
                                                                                    ---------      ---------      ---------
Balance at end of year ........................................................     $ 122,629      $ 114,709      $ 100,124
                                                                                    ---------      ---------      ---------
                                                                                    ---------      ---------      ---------
---------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.



                                                              A. M. Castle & Co.
                                                                     1998
                                                                    Annual
                                                                    Report
                                                                     Page 17

A. M. Castle & Co. and Subsidiaries


CONSOLIDATED BALANCE SHEETS


                                                                                            Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSAND)                                                                  1998          1997            1996
-------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
  Cash (Note 1) ...............................................................     $   2,954      $   2,775      $   1,805
  Accounts receivable, less allowances of $600 in 1998, $600 in 1997,
    and $700 in 1996 ..........................................................        85,688         88,478         68,791
  Inventories - principally on last-in, first-out basis (latest cost higher by
    approximately $52,100 in 1998, $57,100 in 1997 and $58,800 in 1996)(Note 1)       217,152        152,028         93,315
                                                                                    ---------      ---------      ---------
      Total current assets ....................................................       305,794        243,281        163,911
                                                                                    ---------      ---------      ---------
Other assets (Note 1) .........................................................        59,547         45,684         34,742
                                                                                    ---------      ---------      ---------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land ........................................................................         5,955          5,915          5,775
  Buildings ...................................................................        51,323         48,366         40,817
  Machinery and equipment .....................................................       120,502         99,359         82,265
                                                                                    ---------      ---------      ---------
                                                                                      177,780        153,640        128,857
    Less - accumulated depreciation ...........................................        83,158         76,230         66,140
                                                                                    ---------      ---------      ---------
                                                                                       94,622         77,410         62,717
                                                                                    ---------      ---------      ---------
Total assets ..................................................................     $ 459,963      $ 366,375      $ 261,370
                                                                                    ---------      ---------      ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable ............................................................     $  98,835      $  98,813      $  63,860
  Accrued payroll and employee benefits (Note 6) ..............................        11,199         12,554         10,663
  Accrued liabilities .........................................................         7,337          5,522          4,442
  Current and deferred income taxes (Notes 1 and 3) ...........................         3,445          3,934          2,455
  Current portion of long-term debt (Note 4) ..................................         3,765          2,688          2,482
                                                                                    ---------      ---------      ---------
      Total current liabilities ...............................................       124,581        123,511         83,902
                                                                                    ---------      ---------      ---------
Long-term debt, less current portion (Note 4) .................................       172,313         90,735         40,934
                                                                                    ---------      ---------      ---------
Deferred income taxes (Notes 1 and 3) .........................................        15,105         12,543         11,427
                                                                                    ---------      ---------      ---------
Other liabilities (Notes 1 and 6) .............................................         3,952          2,877          3,181
                                                                                    ---------      ---------      ---------
Stockholders' equity (Notes 1 and 7)
  Common stock, without par value-authorized 30,000,000 shares;
    issued and outstanding 14,043,505 in 1998, 14,040,924 in 1997
     and 14,008,792 in 1996 ...................................................        27,465         27,293         26,681
  Earnings reinvested in the business .........................................       122,629        114,709        100,124
  Other .......................................................................          (681)            85            257
  Treasury stock, at cost (845,938 shares in 1998, 845,019 shares in 1997
   and 834,439 shares in 1996) ................................................        (5,401)        (5,378)        (5,136)
                                                                                    ---------      ---------      ---------
       Total stockholders' equity .............................................       144,012        136,709        121,926
                                                                                    ---------      ---------      ---------
Total liabilities and stockholders' equity ....................................     $ 459,963      $ 366,375      $ 261,370

                                                                                    ---------      ---------      ---------
                                                                                    ---------      ---------      ---------
-------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

A. M. Castle & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSAND)                                                                     1998         1997          1996
---------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
  Net income .....................................................................     $ 18,522      $ 23,845      $ 26,104
Adjustments to reconcile net income to net cash provided from operating activities
    Depreciation and amortization ................................................        8,486         6,581         5,248
    Gain) loss on sale of facilities/equipment ...................................          (47)           22          (112)
    Increase in deferred taxes ...................................................        2,562           670           458
    Increase) in prepaid expenses and other assets ...............................       (3,593)         (438)       (3,628)
    Increase (decrease) in other liabilities .....................................           78        (1,187)          362
    Other ........................................................................          (25)          207           198
                                                                                       --------      --------      --------
Cash provided from operating activities before changes in current accounts .......       25,983        29,700        28,630
                                                                                       --------      --------      --------
  Increase (decrease) from changes in:
    Accounts receivable ..........................................................        9,437       (12,590)        2,619
    Inventories ..................................................................      (54,467)      (43,507)       10,835
    Accounts payable .............................................................       (3,850)       28,787        (8,727)
    Accrued payroll and employee benefits ........................................       (1,669)        1,300           160
    Accrued liabilities ..........................................................        1,527           188           216
    Current and deferred income taxes ............................................         (489)        1,287         1,182
                                                                                       --------      --------      --------
Net increase (decrease) from changes in current accounts .........................      (49,511)      (24,535)        6,285
                                                                                       --------      --------      --------
Net cash provided from (used by) operating activities ............................      (23,528)        5,165        34,915
                                                                                       --------      --------      --------
Cash flows from investing activities
  Investments and acquisitions (Note 9) ..........................................      (26,171)      (29,265)      (17,984)
  Proceeds from sales of facilities/equipment (Note 5) ...........................        9,640         2,470         2,521
  Capital expenditures ...........................................................      (30,236)      (16,182)      (22,544)
                                                                                       --------      --------      --------
Net cash from investing activities ...............................................      (46,767)      (42,977)      (38,007)
                                                                                       --------      --------      --------
Cash flows from financing activities
  Proceeds from issuance of long-term debt .......................................       84,639        50,838        23,060
  Repayments of long-term debt ...................................................       (2,944)       (2,787       (11,091)
  Dividends paid .................................................................      (10,602)       (9,260)       (7,978)
  Net proceeds from issuance of stock ............................................           43           161           211
  Other ..........................................................................         (662)         (170)           28
                                                                                       --------      --------      --------
Net cash provided from (used by) financing activities ............................       70,474        38,782         4,230
                                                                                       --------      --------      --------
Net increase (decrease) in cash ..................................................          179           970         1,138
Cash - beginning of year .........................................................        2,775         1,805           667
                                                                                       --------      --------      --------
Cash - end of year ...............................................................     $  2,954      $  2,775      $  1,805
                                                                                       --------      --------      --------
                                                                                       --------      --------      --------
Supplemental disclosures of cash flow information
  Cash paid during the year for-
    Interest .....................................................................     $  7,987      $  4,209      $  2,997
                                                                                       --------      --------      --------
    Income taxes .................................................................     $ 10,134      $ 13,729      $ 15,268
                                                                                       --------      --------      --------
---------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                                              A. M. Castle & Co.
                                                                     1998
                                                                    Annual
                                                                    Report
                                                                    Page 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) PRINCIPAL ACCOUNTING POLICIES AND BUSINESS DESCRIPTION

NATURE OF OPERATIONS - The Company is an industrial distributor of specialty metals including carbon, alloy, and stainless steels; nickel alloys; aluminum; titanium; copper and brass; throughout the United States and Canada. The customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized ones in various industries primarily within the producer durable equipment sector. The Company also distributes industrial plastics through its subsidiary Total Plastics, Inc.

BASIS OF PRESENTATION - The financial statements include A. M. Castle & Co. (the Company) and its subsidiaries. All intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES - The financial statements have been prepared in accordance with generally accepted accounting principles which necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts.

CASH - For the purposes of these statements, short-term investments which have a maturity of 90 days or less are considered cash equivalents.

INVENTORIES - Substantially all inventories are stated at the lower of last-in, first-out (LIFO) cost or market. The Company values its LIFO increments using the costs of its latest purchases during the years reported.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost and include assets held under capitalized leases. Major renewals and betterments are capitalized, while maintenance and repairs which do not substantially improve or extend the useful lives of the respective assets are expensed currently.

     The Company provides for depreciation of plant and equipment by charging against income amounts sufficient to amortize the cost of properties over their estimated useful lives (buildings-12 to 40 years; machinery and equipment-5 to 20 years). Depreciation is provided using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Included in depreciation expense is the amortization of assets under capital leases.

OTHER LIABILITIES - Includes postretirement benefit obligations along with the minority interest in consolidated subsidiaries.

INCOME TAXES - Income tax provisions are based on income reported for financial statement purposes.

RETIREMENT PLAN COSTS - The Company accrues and funds its retirement plans based on amounts, as determined by an independent actuary, necessary to maintain the plans on an actuarially sound basis. The Company also provides certain health care and life insurance benefits for retired employees. The cost of these benefits are recognized in the financial statements during the employee's active working career.

EARNINGS PER SHARE - In accordance with SFAS No. 128 "Earnings per Share" below is a reconciliation of the basic and diluted earnings per share calculations for the three year reporting period. (dollars and shares in thousands)


-----------------------------------------------------------------------
                                          1998       1997        1996
-----------------------------------------------------------------------

Net income ........................     $18,522     $23,845     $26,104
Weighted average common
shares outstanding ................      14,043      14,026      14,000
Dilutive effect of outstanding
employee and directors'
common stock options ..............          40          49          68
                                        -------     -------     -------
Diluted common shares outstanding .      14,083      14,075      14,068
Basic earnings per share ..........     $  1.32     $  1.70     $  1.86
                                        -------     -------     -------
                                        -------     -------     -------
Diluted earnings per share ........     $  1.32     $  1.69     $  1.86
                                        -------     -------     -------
                                        -------     -------     -------
Outstanding employee and directors'
common stock options having
no dilutive effect ................         140           8           8
                                        -------     -------     -------
                                        -------     -------     -------
-----------------------------------------------------------------------


GOODWILL - Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40 year period. As required, the Company continually evaluates whether later events or circumstances warrant a revision in the remaining useful life and recoverability of the unamortized balance. Net book value of goodwill included in other assets as of December 31, 1998, 1997, and 1996 was $29.7 million, $20.1 million, and $11.0 million respectively. Accumulated amortization at December 31, 1998, 1997, and 1996 was $1.7 million, $0.9 million, and $0.4 million.

NEW ACCOUNTING STANDARD - The company has reviewed the business activities of its divisions and subsidiaries in accordance with the requirements of SFAS No. 131. The Company has concluded that its business activities fall into one identifiable business segment as approximately 95% of all revenues are derived from the distribution of its specialty metal products. These products are purchased, warehoused, processed, and sold using essentially the same systems, facilities, sales force, and distribution network. Approximately 75% of current year revenues from these products came from the sale of carbon and stainless steel, with the balance provided from the sale of non-ferrous metal products.

(2) SHORT-TERM DEBT

Short-term borrowing activity was as follows (in thousands):


-----------------------------------------------------------
                            1998         1997         1996
-----------------------------------------------------------
Maximum borrowed ....     $22,000      $ 8,500      $ 5,000
Average borrowed ....       4,979        1,003          884
Average interest rate
  During the year ...         5.8%         5.8%         5.5%
-----------------------------------------------------------

(3) INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's Federal and state deferred tax liabilities and assets as of December 31, 1998, 1997 and 1996 are as follows (in thousands):


-------------------------------------------------------------------------
                                        1998          1997          1996
-------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation .................     $  9,790      $  7,688      $  6,547
  Inventory, net ...............        6,566         4,912         2,858
  Pension ......................        5,793         5,608         5,743
  Other, net ...................         (950)       (1,173)       (1,612)
                                     --------      --------      --------
    Net deferred liabilities ...       21,199        17,035        13,536
Deferred tax assets:
  Postretirement benefits ......          952           937         1,426
                                     --------      --------      --------
    Net deferred tax liabilities     $ 20,247      $ 16,098      $ 12,110
                                     --------      --------      --------
                                     --------      --------      --------
-------------------------------------------------------------------------


The components of the provision (benefit) for deferred Federal income tax for the years ended December 31, 1998, 1997 and 1996, are as follows (in thousands):


--------------------------------------------------------------------
                                      1998         1997         1996
--------------------------------------------------------------------
Depreciation ..................     $ 1,526      $   257     $   537
Inventory, net ................       1,424        1,753         125
Pension/Postretirement benefits         157          428         621
Other, net ....................        (687)          31        (349)
                                    -------      -------     -------
                                    $ 2,420      $ 2,469     $   934
                                    -------      -------     -------
                                    -------      -------     -------
--------------------------------------------------------------------


     A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually provided is as follows (in thousands):


--------------------------------------------------------------------------------
                                                 1998         1997          1996
--------------------------------------------------------------------------------
Federal income tax at statutory rates ...     $ 10,755     $ 13,836      $ 15,098
State income taxes, net of Federal income
tax benefits ............................        1,448        1,864         2,103
Other ...................................            4          (14)         (169)
                                              --------     --------      --------
                                              $ 12,207     $ 15,686      $ 17,032
                                              --------     --------      --------
                                              --------     --------      --------
--------------------------------------------------------------------------------


(4) LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 1998, 1997 and 1996 (in thousands):


---------------------------------------------------------------------------------
                                              1998           1997          1996
---------------------------------------------------------------------------------

Revolving credit agreement (a) (c) ..     $  49,179      $  25,838      $    --
6.49% insurance company term loan,
  due in equal installments from
  2004 through 2008 .................        20,000         20,000         20,000
9.3% insurance company term loan,
  due in equal installments
  through 2000 ......................         3,310          4,980          6,650
7.53% insurance company term loan
  due in equal installments from 1999
  through 2005 ......................         4,600          4,600          4,600
industrial development revenue bonds
  at variable rates, due in varying
  amounts through 2010 (b) (c) ......        16,225         10,791         11,058
7.54% insurance company loan due in
  equal installments from 2005
  through 2009 ......................        25,000         25,000           --
6.54% average rate insurance company
  loan due in varying installments
  from 2001 through 2012 ............        55,000           --             --
Other ...............................         2,764          2,214          1,108
                                          ---------      ---------      ---------
Total ...............................       176,078         93,423         43,416
Less-current portion ................        (3,765)        (2,688)        (2,482)
                                          ---------      ---------      ---------
Total long-term portion .............     $ 172,313      $  90,735      $  40,934
                                          ---------      ---------      ---------
                                          ---------      ---------      ---------
---------------------------------------------------------------------------------


The carrying value of long term debt does not differ materially from their estimated fair value as of December 31, 1998.

(a) The Company has revolving credit agreements of $100.0 million domestically and $26.4 million with foreign (primarily Canadian) banks. The credit facilities are five-year revolvers, extended annually by mutual agreement. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.

     Interest rate options on the domestic facility are based on Eurodollar Interbank Rates, Reference Rates or competitive Bid Rates from five participating banks. A commitment fee of .22% of the unused portion of the commitment is required on the domestic facility.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain minimum funded debt to total capitalization ratios. At December 31, 1998, the Company was in compliance with all restrictive covenants.

(d) Aggregate annual principal payments required on the noncurrent portion of long-term debt (including obligations under capital leases) are due as follows (in thousands):

   2000    $3,179   2001   $3,425    2002    $3,321    2003   $3,299
           ------          ------            ------           ------
           ------          ------            ------           ------

     Total net book value of assets collateralized under financing arrangements approximated $1.8 million at December 31, 1998.

     Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $0.1 million in 1998, $0.2 million in 1997, and $0.3 million in 1996.

(5) LEASE AGREEMENTS

(a) Description of leasing arrangements - The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases - Obligations under capitalization of leases are not significant.

(c) Operating leases - Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998, are as follows (in thousands):


-------------------------------------------------
Year ending December 31,
-------------------------------------------------

     1999                                $ 6,921
     2000                                  5,348
     2001                                  4,533
     2002                                  3,811
     2003                                  3,492
     Later years                          15,474
                                         -------
     Total minimum payments required     $39,579
                                         -------
                                         -------
-------------------------------------------------


                                                              A. M. Castle & Co.
                                                                     1998
                                                                    Annual
                                                                    Report
                                                                    Page 21

(d) Rental expense - Total rental payments charged to expense were $9.8 million in 1998, $9.5 million in 1997 and $8.9 million in 1996.

(e) Sale and leaseback of assets - During 1998, 1997 and 1996 the Company sold and leased back equipment under operating leases with terms ranging from five to eight years. The assets sold at approximately net book value for proceeds of $9.6, $2.4 and $2.5 million respectively. The 1998 leases allow for a purchase option at the end of the lease term of $2.6 million. The 1997 and 1996 leases allow for a purchase option at the end of the lease term of $0.7 and $0.8 million respectively. Annual rentals are $1.3 million for the 1998 leases, $0.3 million for the 1997 lease and $0.3 million for the 1996 leases.

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

Components of net pension benefit cost for 1998, 1997, and 1996 (in thousands):


---------------------------------------------------------------------------
                                            1998         1997         1996
---------------------------------------------------------------------------

Service cost ........................     $ 1,769      $ 1,475      $ 1,798
Interest cost .......................       4,497        4,327        4,261
Expected return on assets ...........      (6,832)      (5,964)      (5,599)
Amortization of transition assets ...        --           --           (976)
Amortization of prior service cost ..          69           60          206
Amortization of actuarial loss (gain)          80          112          568
                                          -------      -------      -------
Net periodic benefit cost ...........     $  (417)     $    10      $   258
                                          -------      -------      -------
                                          -------      -------      -------
---------------------------------------------------------------------------

Status of the plans at December 31, 1998, 1997, and 1996 is as follows (in thousands):


----------------------------------------------------------------------------------------
                                                      1998          1997           1996
----------------------------------------------------------------------------------------
Change in projected benefit obligation:
  Benefit obligation at beginning
    of year ...................................     $ 63,969      $ 56,575      $ 58,106
  Service cost ................................        1,769         1,475         1,798
  Interest cost ...............................        4,497         4,327         4,261
  Benefit payments ............................       (3,338)       (3,229)       (3,171)
  Actuarial losses/(gains) ....................        2,142         5,748        (4,419)
  Plan amendments .............................           96          (927)         --
                                                    --------      --------      --------
  Benefit obligation at end of year ...........     $ 69,135      $ 63,969      $ 56,575
                                                    --------      --------      --------
                                                    --------      --------      --------
Change in plan assets:
  Fair value of assets at beginning
    of year ...................................     $ 77,957      $ 65,511      $ 57,058
  Actual return on assets .....................       15,372        15,662         7,332
  Employer contributions ......................           13            13         4,292
  Benefit payments ............................       (3,338)       (3,229)       (3,171)
                                                    --------      --------      --------
  Fair value of plan assets at
     year end .................................     $ 90,004      $ 77,957      $ 65,511
                                                    --------      --------      --------
                                                    --------      --------      --------
Reconciliation of funded status:
  Funded status ...............................     $ 20,869      $ 13,988      $  8,936
  Unrecognized prior service cost .............          (91)         (119)          942
  Unrecognized actuarial loss/(gain) ..........       (5,989)          489         4,477
                                                    --------      --------      --------
  Net amount recognized .......................     $ 14,789      $ 14,358      $ 14,355
                                                    --------      --------      --------
                                                    --------      --------      --------
Amounts recognized in balance sheet consist of:
  Prepaid benefit cost ........................     $ 16,964      $ 16,013      $ 15,501
  Accrued benefit liability ...................       (2,994)       (2,133)       (1,379)
  Intangible assets ...........................          236           304           233
  Accumulated comprehensive
  income ......................................          583           174          --
                                                    --------      --------      --------
  Net amount recognized .......................     $ 14,789      $ 14,358      $ 14,355
                                                    --------      --------      --------
                                                    --------      --------      --------
----------------------------------------------------------------------------------------



The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:


------------------------------------------------------------------
                                         1998      1997      1996
------------------------------------------------------------------
Discount rate ......................     7.00%     7.25%     8.00%
Projected annual salary increases ..     4.75%     4.75%     4.75%
Expected long-term rate of return on
plan assets ........................     9.50%     9.50%     9.50%
------------------------------------------------------------------

The Company has profit sharing plans for the benefit of salaried and other eligible employees (including officers). The Company's profit sharing plan includes features under Section 401(k) of the Internal Revenue Code. The plan includes a provision whereby the Company partially matches employee contributions up to a maximum of 6% of the employees + salary. The plan also includes a supplemental contribution feature whereby a Company contribution would be made to all eligible employees upon achievement of specific return on investment goals as defined by the plan.

The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objective, of their respective operating units. Incentives are paid to corporate officers on the basis of total Company performance against objective. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year end. The amounts charged to income are summarized below (in thousands):


---------------------------------------------------------
                              1998       1997       1996
---------------------------------------------------------

Profit sharing and 401-K     $1,211     $2,304     $2,469
Management incentive ...     $1,360     $2,670     $2,664
---------------------------------------------------------

The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans. During 1997, the Company elected to terminate the plan providing medical coverage to non-union employees who retire between the ages of 62 and 65 after March 31, 1998. During 1997 the Company recognized a pre-tax gain of $1,449,000 as a result of this curtailment in coverage.

Components of net postretirement benefit cost for 1998, 1997, and 1996 (in thousands):


---------------------------------------------------------------------
                                           1998       1997       1996
---------------------------------------------------------------------
Service .............................     $  79      $ 169      $ 214
Interest cost .......................       150        283        311
Amortization of prior service cost ..        22         21         22
Amortization of actuarial loss/(gain)       (35)        (3)        25
                                          -----      -----      -----
Net periodic benefit cost ...........     $ 216      $ 470      $ 572
                                          -----      -----      -----
                                          -----      -----      -----
---------------------------------------------------------------------

The status of the plans at December 31, 1998, 1997, and 1996 is as follows (in thousands):


------------------------------------------------------------------------------
                                                1998         1997         1996
------------------------------------------------------------------------------
Change in projected benefit obligations:
  Benefit obligation at beginning
    of year ............................     $ 2,750      $ 4,486      $ 5,238
  Service cost .........................          79          169          214
  Interest cost ........................         150          283          311
  Benefit payments .....................        (180)        (224)        (210)
  Actuarial losses/(gains) .............        (506)        (516)      (1,067)
  Curtailments .........................        --         (1,449)        --
                                             -------      -------      -------
  Benefit obligation at end of year ....     $(2,293)     $(2,749)     $(4,486)
                                             -------      -------      -------
                                             -------      -------      -------
Change in plan assets:
  Fair value of assets at beginning
    of year ............................          $-           $-           $-
  Employer contributions ...............         180          224          210
  Benefit payments .....................        (180)        (224)        (210)
                                             -------      -------      -------
  Fair value of plan assets at
    year end ...........................          $-           $-           $-
                                             -------      -------      -------
                                             -------      -------      -------
Reconciliation of funded status:
  Funded status ........................     $(2,293)     $(2,750)     $(4,486)
  Unrecognized prior service cost ......         441          437          459
  Unrecognized actuarial loss/(gain) ...        (578)         (81)         431
                                             -------      -------      -------
  Net amount recognized ................     $(2,430)     $(2,394)     $(3,596)
                                             -------      -------      -------
                                             -------      -------      -------
Amounts recognized in balance sheet
  consist of:
  Accrued benefit liabilities ..........     $(2,430)     $(2,393)     $(3,597)
                                             -------      -------      -------
  Net amount recognized ................     $(2,430)     $(2,393)     $(3,597)
                                             -------      -------      -------
                                             -------      -------      -------
------------------------------------------------------------------------------

     Future benefit costs were estimated assuming medical costs would increase at a 10.75% annual rate for the current year, with annual increases decreasing by 1% per year thereafter until an ultimate trend rate of 5.75% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 1998 by $117,000 with no significant effect on the 1998 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% in 1998, 7.25% in 1997 and 8.00% in 1996.

(7) COMMON STOCK

On April 23, 1996, the Company declared a 25% stock dividend which was accounted for as a 5-for-4 stock split and had no effect on common stock or reinvested earnings. All per share amounts presented reflect the effect of the 25% stock dividend on a retroactive basis.

     Changes in the common and treasury stock accounts during 1998, 1997 and 1996 were as follows (dollars in thousands):


------------------------------------------------------------------------------------
                                  Common Stock                 Treasury Stock
------------------------------------------------------------------------------------
                              Shares
                              Issued         Amount          Shares         Amount
------------------------------------------------------------------------------------
December 31, 1995 .....     14,743,972     $   25,441        799,267      $    4,305
Stock options exercised         90,944          1,064         35,141             831
  Other ...............          8,225            176            (59)           --
                            ----------     ----------       --------      ----------
December 31, 1996 .....     14,843,141     $   26,681        834,349      $    5,136
Stock options exercised         31,732            405         10,639             242
  Other ...............         11,070            207             31            --
                            ----------     ----------       --------      ----------
December 31, 1997 .....     14,885,943     $   27,293        845,019      $    5,378
Stock options exercised          3,500             65            918              23
  Other ...............           --              107              1            --
                            ----------     ----------       --------      ----------
December 31, 1998 .....     14,889,443     $   27,465        845,938      $    5,401
------------------------------------------------------------------------------------


The Company has long-term stock incentive and stock option plans for the benefit of officers, directors, and key management employees. The plans and related activity are summarized below.

The 1989 Long-Term Incentive Plan authorized up to 421,875 shares of common stock for use under the plan. Compensation expense is recognized ratably over the vesting period as determined by the plan. Activity under the plan for 1998, 1997 and 1996 is as follows:


-----------------------------------------------------------
                           1998         1997         1996
-----------------------------------------------------------
Compensation expense     $190,000     $362,000     $330,000
Shares awarded .....         --         11,070        8,945
-----------------------------------------------------------




The Company currently has three stock option plans in effect. The 1990 Restricted Stock and Stock Option Plan authorizes up to 656,250 shares of common stock for use under the plan; the 1995 Directors Stock Option Plan authorizes up to 187,500 shares; and the 1996 Restricted Stock and Stock Option Plan authorizes 937,500 shares for use under the plan. A summary of the activity under the plans is shown below:


-------------------------------------------------------------
                        Option    Wtd. Avg.
                        Shares  Exercise Price      Range
-------------------------------------------------------------
December 31, 1995      181,118       11.53        6.27-12.07
  Granted .......      184,255       18.95       18.75-23.38
  Exercised .....      (90,944)      11.70        6.27-12.07
                       -------       -----       -----------
December 31, 1996      274,429       16.44        6.27-23.38
  Granted .......      111,400       21.88          21.88
  Forfeitures ...      (23,625)      15.79        6.27-21.88
  Exercised .....      (37,520)      13.95        6.60-18.75
                       -------       -----       -----------
December 31, 1997      324,684       18.64        6.60-21.88
  Granted .......      270,610       20.51       20.25-23.13
  Forfeitures ...       (3,869)       6.60           6.60
  Exercised .....       (3,500)      18.52       12.07-18.75
                       -------       -----       ----------
December 31, 1998      587,925       19.58       12.07-23.38
-------------------------------------------------------------


As of December 31, 1998, 317,315 of the 587,925 options outstanding, were currently exercisable and had a weighted average contractual life of 2.52 years with a weighted average exercise price of $18.79. The remaining 270,610 shares were not exercisable and had a weighted average contractual life of
4.5 years, with a weighted average exercise price of $20.51. The weighted average fair value of the current year's option grant is estimated to be $5.12 per share. The fair value has been estimated on the

                                                              A. M. Castle & Co.
                                                                     1998
                                                                    Annual
                                                                    Report
                                                                    Page 23
day of the grant using the Black Scholes option pricing model with the following assumptions, risk free interest rate of 4.65%, expected dividend yield of 3.0%, option life of 5 years, and expected volatility of 30 percent.

     The Company has chosen to account for the stock option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. Had compensation cost for these plans been determined under SFAS No. 123, the Company's 1998 net income would have been reduced by approximately $1.0 million or $0.07 per share, 1997 net income would have been reduced by approximately $0.8 million or $0.06 per share, and 1996 net income would have been reduced by approximately $0.5 million or $0.03 per share.

(8) CONTINGENT LIABILITIES

At December 31, 1998 total exposure under guarantees issued for banking facilities of unconsolidated affiliates was $12.5 million. The Company was contingently liable as endorser on discounted trade acceptances aggregating $7.5 million at December 31, 1998. Also, the Company has $1.3 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers+ compensation insurance carrier.

The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.

(9) ACQUISITIONS

During 1998 the Company and its subsidiaries purchased three distribution businesses and acquired a 50% interest in another metals distributor. The aggregate cash consideration paid was $26.2 million including certain transaction costs. The acquisitions have been accounted for as purchases and are included in the financial statements from the date of acquisition. The company's interest in the joint venture has been accounted for using the equity method and the company's share of the operating results of the joint venture has been included in the company's financials since the date of acquisition. Pro-forma results are not presented as the amounts do not significantly differ from historical results.

(10) SELECTED QUARTERLY DATA

(unaudited) The unaudited quarterly results of operations for 1998 and 1997 are as follows (dollars in thousands, except per share data - Note 7):


--------------------------------------------------------------------
                     First        Second       Third        Fourth
                     Quarter      Quarter      Quarter      Quarter
--------------------------------------------------------------------
1998 quarters
  Net sales ....     $211,728     $205,068     $195,512     $180,538
  Gross profit .       61,635       60,570       58,027       53,530
  Net income ...        7,133        6,319        3,779        1,291
  Net income per
  share basic ..     $    .51     $    .45     $    .27     $    .09
  Net income per
  share diluted      $    .51     $    .45     $    .27     $    .09
1997 quarters
  Net sales ....     $177,326     $187,981     $192,735     $196,823
  Gross profit .       50,931       53,445       54,836       55,367
  Net income ...        6,182        6,136        5,734        5,793
  Net income per
  share basic ..     $    .44     $    .44     $    .41     $    .41
  Net income per
  share diluted      $    .44     $    .44     $    .41     $    .41
--------------------------------------------------------------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of A.M. Castle & Co.:

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.M. Castle & Co. and Subsidiaries as of December 31, 1998, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois,
February 2, 1999.

DIRECTORS

DANIEL T. CARROLL
Chairman
The Carroll Group, Inc.
a management consulting firm

EDWARD F. CULLITON
Vice President and Chief Financial Officer

WILLIAM K. HALL
President & Chief Executive Officer
Falcon Building Products, Inc.
a diversified manufacturing company

ROBERT S. HAMADA
Dean
Graduate School of Business
University of Chicago

PATRICK J. HERBERT, III
President
Simpson Estates, Inc.
a private management firm

JOHN P. KELLER
President
Keller Group
an industrial manufacturing & coal mining company

JOHN W. MCCARTER, JR.
President
The Field Museum
a natural history museum

JOHN MCCARTNEY
Vice Chairman
Datatec, Ltd.

RICHARD G. MORK
President and Chief Executive Officer

JOHN PUTH
Principle
J.W. Puth Associates
a consulting firm

MICHAEL SIMPSON
Chairman of the Board


OFFICERS

MICHAEL SIMPSON
Chairman of the Board

RICHARD G. MORK
President and Chief Executive Officer

ALAN D. RANEY
Executive Vice President and Chief Operating Officer

MARC BIOLCHEN
Vice President-
Tubular Group

EDWARD F. CULLITON
Vice President and Chief Financial Officer

SVEN G. ERICSSON
Vice President-
Business Development

M. BRUCE HERRON
Vice President-
Sales

STEPHEN V. HOOKS
Vice President-
Merchandising

TIM N. LAFONTAINE
Vice President-
Alloy Group

JOHN NORDIN
Vice President and
Chief Information Officer

FRITZ OPPENLANDER
Vice President-
Operations

ROBERT A. ROSCNOW
Vice President-
Carbon Group

GISE VAN BAREN
Vice President-
H-A Industries

CRAIG R. WILSON
Vice President-
Business Process Improvement and Quality

PAUL J. WINSAUER
Vice President-
Human Resources

JAMES A. PODOJIL
Treasurer-Controller

JERRY M. AUFOX
Secretary-
Legal Counsel


HY-ALLOY STEELS CO.

GISE VAN BAREN
President and General Manager


TOTAL PLASTICS, INC.

JOHN A. KOZACKI
President


KEYSTONE TUBE COMPANY

MARC BIOLCHIN
President


OLIVER STEEL PLATE COMPANY

JAMES M. FLEMING
President


GENERAL OFFICES

3400 North Wolf Road
Franklin Park IL 60131
847/455-7111


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


DIVIDEND PAYMENT DATES

Dividends are paid approximately four weeks following the regular Board meeting that is held on the fourth Thursday of January, April, July and October.


ANNUAL MEETING

The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 22, 1999 at 10 a.m. Central Daylight Savings Time. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131.

FORM 10-K

A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.


A CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

UNDER THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, THE COMPANY CAUTIONS INVESTORS THAT ANY FORWARD-LOOKING STATEMENTS OR PROJECTIONS, INCLUDING THOSE MADE IN THIS DOCUMENT, ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED.