Form 10-K405, Exhibit 13
period 1999-12-31
CASTLE A M & CO
filed 2000-03-22
CIK 18172

                                    1999
                                    ANNUAL
                                    REPORT









                The Challenge For Excellence A. M. CASTLE & CO.

The Challenge for Excellence:

The Challenge for Excellence is a shared vision with one purpose in mind...to align and energize all of our efforts toward three complementary goals: to be the supplier, the employer and the investment of choice within our industry. Like its name implies, the Challenge is about raising the level of achievement throughout our organization. It is also about communicating and demonstrating the ways in which we can truly add value to our customers' business. In this report, we talk about how we are executing this vision, and the implications for our customers, our employees and our shareholders. We hope you will be as excited about the opportunities it affords as we are.

Corporate Profile:

Founded in 1890, A. M. Castle & Co. provides highly engineered materials and value-added services to a wide range of industrial companies within the $700 billion producer durable equipment sector of the economy. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized ones spread across the entire spectrum of metals-using industries. Within our core specialty metals business, we are recognized as North America's largest industrial distributor of carbon, alloy and stainless steels; nickel alloys; aluminum; titanium; copper and brass; as well as the industry pioneer and premier provider of materials management programs that are designed to reduce our customers' total costs. Through our subsidiary, Total Plastics, Inc., we also distribute a broad range of value-added industrial plastics. Together, Castle and its affiliated companies operate over 50 locations throughout North America. Our common stock is traded on the American and Chicago Stock Exchanges under the ticker symbol CAS.




Table of Contents
Financial Highlights....................................................  1
Letter to Shareholders..................................................  2
The Challenge for Excellence............................................  6
Eleven-Year Financial & Operating Statements............................ 12
Financial Review........................................................ 14
Consolidated Statements and Notes....................................... 17
Management and Shareholder Information................... Inside Back Cover

                                                              A. M. CASTLE & CO.
--------------------------------------------------------------------------------
The Year In Brief

(dollars and shares in thousands except per share amounts)

                                                                                           %
                                                                    1999        1998     Change
------------------------------------------------------------------------------------------------
Operating Results                    Net sales                    $707,465    $792,846      (11)%
                                     Gross profit on sales         224,339     233,762       (4)
                                     EBITDA*                        35,207      48,653      (28)
                                     Income before taxes            14,698      30,729      (52)
                                     Net income                      8,714      18,522      (53)
------------------------------------------------------------------------------------------------
Per Share of                         Net income (basic)               0.62        1.32      (53)
Common Stock                         Dividends                       0.780       0.755        3
                                     Stockholders' equity            10.10       10.25       (1)
------------------------------------------------------------------------------------------------
Balance Sheet                        Total assets                  413,341     459,963      (10)
                                     Total debt                    126,540     176,078      (28)
                                     Total equity                  141,811     144,012       (2)
                                     Working capital               126,551     181,213      (30)
                                     Cash flow**                    18,580      27,008      (31)
                                     Average shares outstanding     14,046      14,043       --
------------------------------------------------------------------------------------------------
Selected Ratios                      Return on sales                   1.2%        2.3%     (48)
                                     Return on total capital           3.3%        6.0%     (45)
                                     Return on opening equity          6.1%       13.5%     (55)
                                     Current ratio                     2.0         2.5      (20)
                                     Debt to capital ratio            47.2%       55.0%     (14)
------------------------------------------------------------------------------------------------
                                                                                               1

**See page 12 for definition
**Net income plus depreciation and amortization

Net Sales                     EBITDA                     Net Income                   Net Worth
---------------               ---------------            ---------------              ---------------
($ in millions)               ($ in millions)            ($ in millions)              ($ in millions)
628  673  755  793  707       52  51  50  49  35         27  26  24  19  9            103  122  137  144  142
-----------------------       ------------------         ------------------           -----------------------
 95   96   97   98   99       95  96  97  98  99         95  96  97  98  99            95   96   97   98   99

                              1999 ANNUAL REPORT

[Photo of Michael Simpson]

To Our Shareholders:


While 1999 was a difficult year, it also marked the beginning of a very significant step in Castle's organizational development, the launching of our Challenge for Excellence. This shared vision aligns our approach to achieving our three most important objectives: to be the supplier of choice, the employer of choice and the investment of choice within our industry. In pursuit of these objectives, we're investing in four broad areas: people and skill sets; business process improvement; infrastructure; and new products and services. As market conditions improve, which we believe they will in 2000, these investments will enable us to: profitably grow our business; deliver the optimal lowest total cost solution to our customers' material requirements; and create value for shareholders.

  Within this Annual Report, we want to emphasize two key points. First, the Castle brand is, today, the most powerful franchise in specialty metals serving the North American producer durable equipment sector. The investments we're making will reinforce and strengthen our market leadership. Second, we have significant leverage in our cost structure that will have a very rapid and positive effect on operating results when market conditions turn upward. Toward the end of 1999, we saw several favorable signs that we are close to the end of inventory liquidation trend that began in the second half of 1998. These include upward mill pricing trends and millions of dollars of additional commitments from new and existing customers across our entire spectrum of target products and industries.

Our Market Environment in 1999:

As noted in last year's letter, market conditions weakened substantially in the second half of 1998, creating excess inventory in the overall metals supply chain and contributing to steep declines in mill price levels. Three interrelated factors contributed to and intensified the global imbalance between supply and demand. First, as demand for our customers' products fell sharply in foreign markets, there was a significant impact on their inventories of both finished and semi-finished goods that reduced their near-term need for raw materials. Second, large quantities of imported metals flooded into this country at unprecedented rates, severely impacting mill price levels. Finally, as our industry fulfilled its role as inventory "bankers", Castle and other distributors found themselves with large stocks of inventories that needed to be worked out of the system.

  In a market downturn, we experience negative operating and price leverage. As mill prices go down, we are paid less for each transaction, and we have less volume to cover the fixed portion of our expenses, all of which affect earnings. Additionally, average order size declines, meaning that we must fill a greater number of orders to achieve a given level of volume. At the same time, since our primary assets are liquid in nature, we become a positive cash flow generator as we bring our inventories and receivables into line with lower sales levels. This, essentially, is what happened in 1999.

  Conversely, in an improving market as we expect for the current year, the same operating leverage that works negatively on the way down in terms of mill prices, transaction size and coverage of fixed expenses, now exerts extremely positive influence on the way up. This is why our earnings have historically rebounded so quickly in market recoveries.

1999 Financial Results

For the year, consolidated sales were $707 million, down 11% from a year ago. Gross profit fell 4% to $224 million, while EBITDA (earnings before interest, taxes, depreciation and amortization) declined to $35 million, down 28% from a year ago. Net earnings were $8.7 million, or 62 cents per share, versus $18.5 million, or $1.32 per share, in 1998.

  Several aspects of 1999's performance merit further discussion. Looking first at some of the accomplishments

                                                              A. M. CASTLE & CO.

[Photo of Richard G. Mork]

Richard G. Mork

that reinforce our market leadership, we improved our gross margin percentage even in the face of soft markets. This confirms the value that our customers place on the services that differentiate our highly engineered metals. Second, as we track our market penetration in our core products, we continue to increase our share of the general distribution market. And third, we continue to gain significant new pieces of business from major OEMs who represent the most discriminating and demanding of customers.

  We also made progress in our management of operating expenses. On a consolidated basis, operating expenses were up slightly from a year ago. While expenses increased at our Total Plastics and Oliver Steel subsidiaries in support of higher revenues and operating profits, the expense rate in our core Castle Metals business was down nearly 6%. Measured on a constant dollar basis, which provides a more meaningful measure of the improvement in overall productivity, the decline in expenses was even more significant. Again, the key point to remember is that these savings come from business process improvements representing permanent structural changes, which will further enhance our operating leverage in a positive momentum environment.

  Finally, we talked earlier about the inverse relationship between earnings and cash flow in the distribution business. We were strong cash flow generators in 1999 as we liquidated $47.5 million in inventories that built up during the market downturn. We used our cash, first and foremost, to pay $11 million in cash dividends to our shareholders. The cash dividend has been, and continues to be, a key component of our longstanding investment positioning as a growth and income vehicle. In 1999, it provided shareholders with a yield in excess of 6%, thus helping to blunt some of the impact of our stock price decline. We also used our cash to reduce our debt by $50 million, lowering our debt-to-total capital ratio by nearly 8 percentage points to 47.2%.

The Challenge for Excellence

As noted at the beginning of this letter, our goal is for Castle to be the supplier, employer and investment of choice within our industry. The Challenge for Excellence provides a framework for evaluating our business options to ensure that they directly contribute to the advancement of these three objectives. Early in 1999, task forces at the senior and middle management level reviewed every aspect of our business, focusing on four strategic areas: customers; employees; internal processes and financial management. Our internal strengths and weaknesses were analyzed, and the competencies we need to develop were identified. Ultimately, we defined a range of strategic initiatives that will further strengthen our market leadership and operating leverage. In the next section of this report, you will read about the key areas being addressed by these initiatives, which are listed below along with a brief description of their primary purpose.

  . People/Skill Sets. To leverage the talent and skill sets that exist throughout all levels of our organization. We are providing our employees with the training, tools and opportunities to not only understand our business plan, but also to contribute to its development, critique it on an ongoing basis and understand their role in its implementation.

  . Process Improvement. To ensure that we're doing the right things right.
    First, this means that we're doing only those things that add to customer and shareholder value. Second, it means that we're doing those things as efficiently as possible.

  . Infrastructure. To provide the organizational, logistics and management information support necessary to improve customer service levels and raise our operating efficiency across the entire length of the metals supply chain.

  . New Products/Services. To further expand and refine our product and service offering in order to
       better serve all of our customers' highly engineered metals requirements.

Our New Organizational Structure

A key component of the planning process prior to the launch of our Challenge for Excellence was to ensure that we had the right senior management team and organizational structure in place to achieve our objectives. With this in mind, we implemented some significant changes and additions to our organization during 1999.

  First, we consolidated our district locations, previously divided into four different regions, under Bruce Herron, who was named Vice President of Sales. This consolidation accomplishes several important objectives including: leveraging best practices across our entire sales network; achieving higher levels of operating efficiency by consolidating certain activities; and speeding up our decision-making and implementation processes. The second major change to our management organization involved the consolidation of our four Strategic Product Groups ("SPGs") under Stephen Hooks, who has been named Vice President of Merchandising. As with the consolidation of our district locations, the primary purpose of this move was to increase operating efficiency and leverage best practices nationwide. Both Bruce and Steve are seasoned Castle leaders who, together, bring nearly sixty years of experience to their expanded roles.

  Additionally, we established two new senior corporate positions to provide support for the infrastructure investments we're making. Early in the year, we recruited a new Chief Information Officer, John Nordin. John brings a wealth of experience in all aspects of supply chain integration including e-commerce and enterprise requirements planning. We also brought in a new Vice President of Operations, Henry Winters, who brings strong operations experience in the metals industry, specializing in process improvement and productivity. Hank's position was expanded to include direct responsibility for operations in those locations that have the biggest impact on our distribution network.

  Until October of this past year, the above four executives reported to Castle Metals' Chief Operating Officer Alan Raney. Following his untimely passing, we installed Bruce Herron to succeed Alan in this position. We honor Alan's many contributions to Castle in a special tribute that accompanies this letter.

How Will Our Industry Change in the New Century?

As we begin a new year and a new century, we look for two fundamental trends to have a major impact on our business. The first of these relates to market forces affecting both our suppliers and end-use customers in a way that expands the opportunities for metals distributors. On the producer side of the metals supply chain, there is continued consolidation. The result is fewer suppliers, each of which is rationalizing their product offering in order to achieve the economies of scale required to compete effectively in a global market. At the other end of the chain, there is also a great deal of consolidation among end-users. This creates an environment in which fewer customers control large portions of business and demand an increasingly complex array of products and services on a just-in-time basis. This growing gap in value-sets between the suppliers and end-users in our industry creates greater opportunities for agile distributors to increase their share of the total pie based on the very competitive strengths that define our company. These strengths include: a well differentiated and extensive product and service offering; a highly reputable brand name; strong customer satisfaction levels; and the ability to deliver the lowest total cost solution to our customers' material requirements.

  The second major trend to shape our industry is, of course, technology. Castle has always been a pioneer in introducing new technologies to our industry. In the mid-80's, we were among the first to install EDI linkages with customers, and have continuously upgraded them in order to support and enhance our value-added orientation. Our e-business objectives are to provide timely, accurate, and cost-effective communication of information throughout the supply chain in support of the one-to-one customer relationships that are our hallmark in the industry. We intend to accomplish these objectives through a portfolio of e-commerce solutions encompassing internet-based tech-

                                                              A. M. CASTLE & CO.



          nologies as well as our traditional EDI linkages with our customers' supply chain management systems.


What We Expect in 2000

On a macro level, we are seeing the strongest signs yet that our industry is poised for a recovery in 2000. Commodity price levels, which typically lead those for highly engineered metals, began edging up in the third quarter and rose more strongly again in the fourth quarter of 1999. If the recently announced mill increases stick, price levels would then approximate those in place in the first half of 1998 before the foreign-import surge. In contrast, pricing prior to 1999's third quarter was as low as it has been at any time during the last twenty years.

  Also promising for both pricing and the global balance between supply and demand, the U.S. Commerce Department recently announced that imports of steel dropped 9.3% in November, the last month for which figures were available, following a 14.4% drop in October. Additionally, mill lead times for some of our products are beginning to stretch out. All of these factors -- improving demand, slowing imports, stronger mill pricing and extended lead times -- are the precursors to business recoveries as well as the underpinnings from which positive operating leverage ultimately follows.

  From an internal perspective, we recap those facts that underscore our confidence in our future. First, we already have commitments from major customers that will produce a five percent increase in sales from 1999. Second, based on process improvements in our supply chain management, we expect to reduce inventories by an additional $30 million this year. The combination of higher sales and lower inventories would, in turn, yield greater turns on working capital, the key to continued cash flow growth. Third, we plan to further reduce our debt-to-total capital ratio from the present level of 47.2% to approximately 40% by the end of 2000, the low end of our target range. Fourth, having completed the task of integrating our recent acquisitions, our focus now shifts to leveraging their market and operating synergies. Coupled with a stronger balance sheet, we will have the flexibility to capitalize on additional internal and external expansion opportunities. Finally, the successful rollout of our Challenge for Excellence aligns our vision for the future with our determination to become the supplier, employer and investment of choice.

  We move into 2000 better positioned than at any point in our history to capitalize on the opportunities that lie ahead. The challenges of the past two years have helped us identify the range of strategic initiatives that will fuel our growth and create value for customers and shareholders. Our company is strong operationally, organizationally and financially. Our range of products and services is rapidly expanding to meet the needs of a large and increasingly diversified customer base. The skills and dedication of our people support strong relationships with our customers. It has been extremely gratifying this past year to see our employee teams helping to create and implement our Challenge for Excellence, the blueprint for the future of the company and one that will also enrich their own career opportunities. We thank our employees for their constant effort and dedication, as well as our shareholders for their confidence and support. We will work hard to continue earning the confidence of both as we build and invest in our future.

/s/ Richard G. Mork                          /s/ Michael Simpson
Richard G. Mork                              Michael Simpson
President and                                Chairman of the Board
Chief Executive Officer


A Tribute to Our Friend and Colleague,
Alan Raney

Last October, we lost one of our most talented executives and friends, Alan Raney. Having spent his professional life in the metals business, Alan joined Castle in 1986 as a Marketing Manager and moved quickly up the ranks of our company, serving as Vice President of one of Castle's strategic products groups since 1990. In late 1998, he was appointed Executive Vice President and Chief Operating Officer of Castle Metals.

  Alan was a catalyst in developing the Challenge for Excellence and in communicating its benefits to the organization. His untimely passing leaves a void in our company, which benefited greatly over the past thirteen years from his dedication, his insight and his integrity. The best way we can honor his memory is through our commitment to ensuring that the vision he shared is executed and moves quickly to reality, and we are determined to do so.

1999 ANNUAL REPORT

The Challenge
For Excellence


In this section of our Report, we expand upon the Challenge for Excellence, the external changes that prompted its inception, and how it aligns our strategic investments to increase value for customers and shareholders.

  As we move into 2000, the Challenge for Excellence reinforces the achievement of our vision in two significant ways: first, by drawing direct sight lines between our market strategy, investments and long-term objectives; and second, by measuring our progress against a system of well-defined performance metrics. Our vision is clear: to be the highly engineered metals distributor of choice for every customer within the North American producer durable equipment sector. The challenge lies in transforming this vision into reality. In many ways, this company-wide effort represents a continuation of what we've always done: providing high value-added products and services at the lowest total cost to our customers; creating expanding opportunities for career advancement for our employees; and building long-term value for our shareholders. But we recognize that we must raise the level of achievement in each of these areas if we are to maintain and widen our leadership position within the industry.

  We view the Challenge for Excellence as a powerful framework for focusing our strategy, energies and long-term investments. Throughout our organization, there is a growing recognition of the following facts of life. First, our objectives to be the supplier, employer and investment of choice are interdependent. Second, our daily activities and behavior must reflect that understanding and make a direct contribution to their achievement. Third, our progress must be continuously monitored and evaluated. Our methodology is an adaptation of the Balanced Scoreboard, a management system that provides a structured, quantifiable approach to assessing non-financial indicators of future performance as well as traditional financial measures.

Creating the Most Effective Delivery Mechanism for Our Customers

The issues that prompted creation of the Challenge include the progressively more sophisticated requirements of our customers, as well as the fact that our industry has changed dramatically over the past several years. In our letter, we talked about some of these changes, in particular, the demand for an increasingly diverse range of products and services on a just-in-time basis. We refer to this as "customerized services", meaning that each customer defines a unique set of delivery, quantity and service values for their material requirements in order to enhance their productivity. This trend toward more distinct market

                                                              A. M. CASTLE & CO.


At Keystone Services, our new fully-automated, high-production chrome plating process monitors and controls virtually every parameter in the manufacturing process. Best of all, what takes others a week can now be produced at our Keystone facility in less than one shift.



segments has evolved to the point where we believe that no single distribution channel can economically serve the needs of the entire spectrum of metals users.

  Over the past several years, we've employed a market segmentation strategy to better serve the diverse needs of our customer base. Our objective was to establish an effective delivery mechanism for every customer who met the following criteria: 1) specialty metals; 2) North American-based; and 3) producer of durable equipment. Today, we are well positioned to match the needs and values of our customers with the appropriate level of service, using the appropriate communication devices and methodologies, at the appropriate level of cost. Below we provide a brief description of our portfolio of service capabilities. They are designed to direct every end-user within the producer durable equipment sector -- from the major original equipment manufacturers
(OEMs) and their mid- and smaller-sized counterparts to the contract manufacturers and job shops that support them -- to the source (or sources) within our organization that best serves their specific requirements.

  Operating under the umbrella of our core Castle Metals organization, our National Account Group focuses on the needs of large multi-location and/or multi-divisional OEMs. Leveraging our unmatched range of products and services, we address these customers' needs at their corporate level to provide a uniform solution to their material requirements across all of their operating units and locations.

  Our Total Service Commitment is the preferred methodology for addressing the needs of our national account customers, but it is just as applicable for large single-division or single-location companies seeking a comprehensive outsourcing solution to achieve lowest total cost. Within our industry, we took an early lead in these programs, and today, our Total Service Commitment or TSC brand name is the recognized leader in providing a comprehensive package of materials management services.

  We are equally committed to serving the tens of thousands of customers who represent the General-Line business on which our company's growth and reputation were built. For those companies which prefer to handle their material requirements with long-established methods, we provide the assistance of our outside sales force and a very knowledgeable inside sales support staff. These customers represent a large and valued market segment, which we intend to pursue as aggressively as we do our TSC accounts.

1999 ANNUAL REPORT

This new multi-torch cutting machine at our Oliver Steel subsidiary makes short work of even the largest orders. It is just one of a range of leading-edge, value-added services that ensures our customers of the highest quality finished product at the lowest total cost.

  Our Direct Marketing Group handles orders for those customers whose primary service requirement is quick and accurate information on material availability, delivery and price. Our objective is to handle these customers' business in a way that makes best use of their time and provides the most cost-effective means of serving their needs.

  In addition to our core Castle Metals business, our affiliates provide innovative solutions designed to address specific product, process and industry requirements as well as entree into new segments of the highly engineered metals distribution business. For example, our joint venture with Kreher Steel Co. enables us to participate in the market for bulk distribution of specialty bars, a major channel that we previously did not serve. Kreher's infrastructure is dedicated to serving customers who require reliable, immediate deliveries of larger quantities of material, referred to in our industry as a "full-bundle" orientation.

  Through our joint venture with Energy Alloys, we focus exclusively on serving end-users in the oil and gas industries. Because these customers have unique product specifications, they frequently prefer to work with suppliers whose expertise ensures that their particular requirements will be met. Similarly, our acquisition of Oliver Steel Plate brings highly sophisticated plate processing capabilities that reinforce our customers' confidence in Castle as the premier provider of carbon and alloy plate products and processing. This is an important core product group for Castle, and we are now leveraging Oliver's inventory and processing capabilities across our North American sales and distribution network.

  Finally, our Metal Express joint venture provides an innovative solution to convenience shopping for customers ranging from job shops, contract manufacturers and hobbyists to large end-use customers' maintenance and repair requirements. We now have seven teen locations, and anticipate continued rapid expansion over the next several years. We feel that the concept has the potential to grow to 100 or more stores over the next five to seven years.

How Our Strategic Investments Will Increase Customer and Shareholder Value

The issue of alignment is particularly important as it relates to our strategic investments. As noted in our letter, we've identified four broad areas that will lead to increased customer and shareholder value. We've outlined our objectives in these four areas. Now we want to provide more specifics regarding what we've accomplished during 1999, our ongoing programs and how these investments will directly contribute to the achievement of our goals of being the supplier, employer and investment of choice.

                                                              A. M. CASTLE & CO.


Our extensive selection of carbon and alloy tube, from the smallest fluid line to the largest hot finished seamless, reflects Castle's commitment to deliver exactly what our customers need, when they need it.


  #1: People and Skill Sets is our first area of endeavor. We've listed it first because it is the foundation of our ability to achieve our long-term objectives. We are in a service business, and the most valuable asset we can have is a cohesive team of employees with high levels of energy, superior operating skills and an intense commitment to outstanding customer service. This culture is the basis for becoming the supplier of choice. It generates positive interactions with customers, determines their perception of the company and is the source of their loyalty.

  One of our most critical tasks is to train, motivate and reward the people who provide practical reasons for customers to choose and remain loyal to Castle on a daily basis. Toward this end, we are placing a higher emphasis on the issue of training. Our goal is to ensure that every employee receives a minimum of 40 hours of training per year in their current positions. We're also committed to ensuring that every employee understands the importance of Challenge for Excellence and has an opportunity for input.

  #2: Process Improvement, our second area, reflects a continuing focus. Simply put, our process improvement mission is three-fold: first, to eliminate those activities that don't add value; second, to ensure that those that do add value are streamlined in order to reduce cycle time; and third, to identify those processes that represent models of excellence and leverage them across the organization. As noted in our letter, we've made some progress in each of these areas. But our challenge now is to broaden our definition of this initiative by addressing activities and costs along the entire length of the metals supply chain.

  Within the context of our business process improvement initiative, our highest priority is to reduce cycle time. As we drive down the time that it takes to perform an activity, we drive costs out of the system. For example, one of our goals is to compress the timeline between the point at which we recognize a need for inventory replacement and the point at which we sell and collect the receivable on that material by 25% or more. This particular project reflects our determination to improve our sourcing with suppliers as well as our delivery to customers. However, it is the cumulative effect of countless individual efforts that will ultimately have a major impact on our operating efficiency.

  Adopting best practices represents another major opportunity to raise productivity. In one such example, we found that our ability to receive in-bound material from mills was more effective at one of our larger facilities than at other Castle locations. Effectiveness is defined in terms of accuracy and timeliness in offloading material and getting it into our system, thus making it available for sale. This

1999 ANNUAL REPORT

process has now been captured through a process improvement initiative, introduced into a number of our facilities, and will eventually be spread throughout our whole network. This has a huge impact on our employees' ability to do their jobs better. And from the customer's point of view, it makes us more efficient and responsive, thus enabling them to recognize that Castle is going to be the most cost-effective supplier in the long term.

  #3: Infrastructure, our third major category, encompasses both organizational and physical investments. Our organizational modifications have been substantial. In our letter, we covered at length the changes and additions to our senior management team. And earlier in this section of our report, we covered the market segmentation strategy that positions us to cost-effectively deliver the appropriate solution to every potential customer within our target market.

  We are also making substantial investments in our physical infrastructure. Apart from those that are required to maintain our facilities and equipment in good working order, our investments in this area reflect a shift in emphasis to logistics that increase productivity across the entire supply chain. Last year, we completed the first phase of a major plate and bar consolidation program, folding our Milwaukee operations into our Chicago location. This move reduced costs, improved our service capabilities, and, although somewhat counterintuitive, actually increased capacity. We are now in the process of moving our Hy-Alloy operations to Chicago. This project should be completed in the second quarter, and we anticipate results similar to those achieved by the Milwaukee consolidation. Finally, we continue to introduce advanced technologies that help reduce unit labor costs, improve safety, promote consistent quality and strengthen service performance and communications.

  #4: Products/Services, our final major area of investment, is one in which we have been very active over the past several years. Our list of new capabilities is impressive, but it is the mindset of how we view ourselves that is most exciting. We have transitioned ourselves from a provider of products augmented by ancillary services to a provider of customer-focused, high-value productivity solutions -- as well as a provider of high quality products. The investments we've made, especially in the area of services, have moved us further downstream into our customers' production processes, well beyond the traditional role of service center first-stage processing. H-A Industries is a prime example of this commitment. In 1999, we continued this facility's expansion, completing a major upgrade to our large bar quench and temper line that increased its capacity by 50%. We also doubled our annealing capacity with the installation of a new coil bar annealing line.

A. M. CASTLE & CO.

At H-A Industries, we have built the world's most advanced capabilities for the machining of carbon, alloy and stainless bars. For customers, this translates into superior surfaces finishes, tighter tolerances and the elimination of costly machining.


  Acquisitions and joint ventures have been another key source for new products and services. Since 1995, we completed four platform acquisitions and established four joint ventures, all of which are capable of growing at double-digit rates. Because we are an integrator rather than a consolidator, we've spent considerable time and money to install the systems support, training and infrastructure required before we could fully tap the potential of these investments. Now, with the integration substantially complete, we expect our investments to boost our long-term revenue growth rate and expand our market share with customers. Below we provide a brief update on some of our major accomplishments this past year.

  At Keystone Tube and Keystone Services, we've fully integrated our sales operations and systems. Keystone now constitutes our newest strategic product group, reflecting the size of the long-term market opportunity we see in tubing. Additionally, we completed the installation and ramp-up of our new chrome plating line at Keystone Services, which quadrupled the capacity of the previous line.

  Castle Precision, formerly Cutter Precision, has been fully integrated into Castle Metals. Its highly advanced processing technologies reflect our determination to give the customer a close-tolerance finished product at a lower total cost. We now have four Castle Precision locations and we foresee adding another three to four such locations in the near future. Similarly, our recent joint venture with Libertyville, Illinois-based Laser Precision brings us a new laser cutting technology with broad applications across the entire spectrum of metals-using industries. Like Castle Precision, we see the potential to add three to four locations in the next few years.

  Finally, Total Plastics, Inc. ("TPI"), the transaction that marked our entree into acquisitions and joint ventures, turned in another record year. A value-added processor and distributor of industrial plastics, TPI's revenues have grown from $25 million in 1995 (the year it was acquired) to an annual run rate of over $65 million. This rapid growth reflects healthy internal growth as well as contributions from subsequent acquisitions, which have expanded TPI's range of processing technologies and delivery capabilities.

  As we move into the first full year under the Challenge for Excellence, we believe we are taking one of the most important steps in our history toward achieving our vision of being the highly engineered metals distributor of choice. Our market strategy, investments and long-term objectives are aligned to make the customer the central figure in our strategy, and to make it easier for our employees to perform effectively. In turn, we believe these actions, combined with improving market conditions, will enable us to create a financial performance record that is second to none in the industry. We are well on our way.

1999 ANNUAL REPORT

Consolidated Eleven-Year Financial
And Operating Summary

=========================================================================================================
(Dollars in millions, except employee and per share data-Note 7)                1999      1998      1997
---------------------------------------------------------------------------------------------------------
Supplemental         Tons sold (in thousands)................................     373       394       378
Summary of           Net sales...............................................  $707.4    $792.8    $754.9
Earnings                Cost of sales........................................   483.1     559.1     540.3
                                                                               --------------------------
                     Gross profit............................................   224.3     233.7     214.6
                        Operating expenses...................................   189.1     185.1     164.3
                                                                               --------------------------
                     EBITDA*.................................................    35.2      48.6      50.3
                        Depreciation and amortization........................     9.9       8.5       6.6
                        Interest expense, net................................    10.6       9.4       4.2
                                                                               --------------------------
                     Income before income taxes..............................    14.7      30.7      39.5
                        Income taxes.........................................     6.0      12.2      15.7
                                                                               --------------------------
                     Net income..............................................     8.7      18.5      23.8
                     Cash dividends..........................................    11.0      10.6       9.2
                                                                               --------------------------
                     Reinvested earnings.....................................  $ (2.3)   $  7.9    $ 14.6
                                                                               ==========================
---------------------------------------------------------------------------------------------------------
Share Data           Number of shares outstanding at year-end (in thousands).  14,048    14,043    14,041
(Note 7)             Net income per share basic..............................  $ 0.62    $ 1.32    $ 1.70
                     Net income per share diluted............................  $ 0.62    $ 1.32    $ 1.69
                     Cash dividends per share................................  $ 0.78    $0.755    $ 0.66
                     Book value per share....................................  $10.10    $10.25    $ 9.74
---------------------------------------------------------------------------------------------------------
Financial            Working capital.........................................  $126.6    $181.2    $119.8
Position             Property, plant and equipment, net......................  $ 97.1    $ 94.6    $ 77.4
at Year-End          Total assets............................................  $413.3    $460.0    $366.4
                     Total debt..............................................  $126.5    $176.1    $ 93.4
                     Stockholders' equity....................................  $141.8    $144.0    $136.7
---------------------------------------------------------------------------------------------------------
Balanced             Return on sales.........................................     1.2%      2.3%      3.2%
Scorecard            Total capital turnover..................................     2.6       2.6       3.6
Ratios               Return on total capital.................................     3.3%      6.0%     11.2%
                     Financial Leverage......................................     1.9       2.3       1.7
                     Return on opening stockholders' equity..................     6.1%     13.5%     19.6%
                     Percent earnings reinvested.............................   (26.4)%    42.7%     61.3%
                     Percent increase (decrease) in equity...................    (1.5)%     5.3%     12.1%

                     Per employee data (in thousands)
                        Net sales............................................  $364.8    $415.7    $402.2
                        Gross profit.........................................  $115.7    $122.6    $114.3
                        Operating expenses...................................  $ 97.5    $ 97.1    $ 87.5
                        EBITDA*..............................................  $ 18.2    $ 25.5    $ 26.8
---------------------------------------------------------------------------------------------------------
Other Data           Additions to property, plant and equipment..............  $ 17.8    $ 30.2    $ 16.2
                     Stockholders at year-end................................   1,601     1,657     1,699
                     Employees at year-end...................................   1,939     1,907     1,877
=========================================================================================================

This schedule is prepared reflecting accounting changes as required or allowed to more fairly present the results of operations over the eleven-year period. Statements for years preceding these changes have not been revised to reflect their retroactive application of these changes. Refer to prior year annual reports for specific accounting changes.

*Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure that is computed as net income, excluding interest, taxes, depreciation and amortization. This measure may not be comparable to similarly titled measures reported by other companies. The Company feels that EBITDA is a measure that should be reported because of its importance to the professional investment community.

===============================================================================
  1996       1995      1994      1993      1992      1991       1990       1989
-------------------------------------------------------------------------------
   331        343       338       308       249       234        248        255
$672.6     $627.8    $536.6    $474.1    $423.9    $436.4     $478.9     $501.1
 481.4      454.4     391.4     351.8     313.7     331.1      363.6      380.6
-------------------------------------------------------------------------------
 191.2      173.4     145.2     122.3     110.2     105.3      115.3      120.5
 139.9      121.7     112.1     102.1      94.9      92.8       97.5       96.7
-------------------------------------------------------------------------------
  51.3       51.7      33.1      20.2      15.3      12.5       17.8       23.8
   5.3        4.5       4.6       4.8       4.9       5.3        5.2        4.4
   2.9        2.9       3.2       3.8       4.3       6.8        6.8        5.1
-------------------------------------------------------------------------------
  43.1       44.3      25.3      11.6       6.1        .4        5.8       14.3
  17.0       17.5       9.9       4.7       2.7        .2        2.7        5.6
-------------------------------------------------------------------------------
  26.1       26.8      15.4       6.9       3.4        .2        3.1        8.7
   8.0        6.0       3.6       2.9       2.9       3.9        4.9        4.7
-------------------------------------------------------------------------------
$ 18.1     $ 20.8    $ 11.8    $  4.0    $  0.5    $ (3.7)    $ (1.8)    $  4.0
===============================================================================
-------------------------------------------------------------------------------
14,008     13,945    13,850    13,646    13,643    13,643     13,616     13,538
$ 1.86     $ 1.93    $ 1.12    $ 0.50    $ 0.25    $ 0.02     $ 0.23     $ 0.64
$ 1.86     $ 1.93    $ 1.11    $ 0.50    $ 0.25    $ 0.02     $ 0.23     $ 0.64
$ 0.57     $ 0.43    $ 0.26    $ 0.22    $ 0.22    $ 0.29     $ 0.36     $ 0.34
$ 8.70     $ 7.41    $ 5.94    $ 5.10    $ 4.80    $ 4.74     $ 5.02     $ 5.15
-------------------------------------------------------------------------------
$ 80.0     $ 84.4    $ 76.0    $ 86.1    $ 75.3    $ 79.7     $ 89.9     $ 75.8
$ 62.7     $ 44.5    $ 41.2    $ 41.0    $ 43.2    $ 47.4     $ 54.8     $ 45.3
$261.4     $222.5    $213.1    $204.2    $195.2    $190.4     $226.6     $202.3
$ 43.4     $ 30.8    $ 42.3    $ 63.4    $ 58.6    $ 69.4     $ 92.7     $ 55.3
$121.9     $103.4    $ 82.2    $ 69.5    $ 65.5    $ 64.7     $ 68.3     $ 69.7
-------------------------------------------------------------------------------
   3.9%       4.3%      2.9%      1.5%      0.8%      0.1%       0.7%       1.7%
   4.6        5.6       4.8       3.7       3.5       3.2        3.0        4.2
  18.0%      23.9%     13.9%      5.4%      2.8%      0.1%       1.9%       7.3%
   1.4        1.4       1.6       1.9       1.9       2.0        2.3        1.8
  25.3%      32.6%     22.2%     10.5%      5.2%      0.3%       4.5%      13.2%
  69.3%      77.6%     76.6%     58.0%     14.7%       --%     (58.0%)     46.3%
  17.9%      25.8%     18.3%      6.1%      1.2%     (5.3%)     (2.0%)      6.4%


$446.9     $510.0    $452.8    $393.8    $354.4    $344.2     $347.3     $365.5
$127.0     $140.8    $122.5    $101.6    $ 92.1    $ 83.0     $ 83.6     $ 87.9
$ 93.0     $ 98.9    $ 94.6    $ 84.8    $ 79.3    $ 73.2     $ 70.7     $ 70.5
$ 34.0     $ 41.9    $ 27.9    $ 16.8    $ 12.8    $  9.8     $ 12.9     $ 17.4
-------------------------------------------------------------------------------
$ 22.5     $ 11.8    $  7.9    $  4.6    $  1.8    $  3.3     $ 13.4     $ 10.4
 1,613      1,618     1,639     1,625     1,670     1,750      1,730      1,747
 1,505      1,231     1,185     1,204     1,196     1,268      1,379      1,371
===============================================================================

1999 ANNUAL REPORT


Financial Review


This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes.

Overview

Castle's operating results reflected the difficult market environment that emerged in the second half of 1998 and continued throughout 1999. The combination of weak demand and depressed mill pricing produced lower sales and gross profit, which, in turn, exerted negative operating leverage on earnings. A more detailed description of the impact of market conditions on the company's financial performance can be found in the Letter to Shareholders that begins on page two of this Report.

  Having successfully navigated through a number of business downturns in its more than 100-year history, Castle achieved some of the things it set out to accomplish in 1999. These included: reducing inventories by $40 million or better; paring its debt-to-total capital ratio by nearly eight percentage points to 47.2%, the mid-point of its 40-to-55% target range; and continuing to invest in people, process improvement, infrastructure, products and services in order to strengthen its leadership in highly engineered metals distribution. We were not, however, successful in our major objective of producing a 15% or better return on investment at the bottom of the market cycle.

  In the fourth quarter, the company saw several signs that suggest improving market conditions for 2000 including higher mill pricing for most core products, a lengthening in mill lead times and a significant reduction in the level of imports coming into the domestic market. Furthermore, new Commerce Department data indicates a larger-than-expected 4.1% increase in producer durable goods orders for the month of December, while unfilled orders, considered to be a good predictor of future demand, rose 1.5% after rising just 0.1% in November. These numbers suggest a scenario in which the durable equipment sector would provide a much better operating environment in 2000.

1999 Compared with 1998

Revenues for 1999 of $707.4 million were 10.8% under the record sales of $792.8 million generated in 1998. Carbon and stainless steels generated approximately 76% of total sales, with the balance provided by non-ferrous metals.

  Gross profit decreased by 4.0% to $224.3 million from $233.7 million in 1998. Gross margin percentage increased to 31.7% from the 29.5% generated last year. The gross margin gain reflects the higher value added contribution from recent acquisitions and internal investments in leading edge processing technologies. Substantially all inventories are valued using the LIFO (last-in, first-out) method. In 1999, LIFO had the effect of increasing Castle's gross profit by $15.2 million, compared with what it would have been on a FIFO basis.

  Total operating expenses for 1999 were $189.1 million, as compared to $185.1 million last year, an increase of 2.2%. The increase is due to higher expenses at the Company's recently acquired subsidiaries in support of growing revenues and operating profits. These increases were offset by major reductions in payroll and other expense in its core business units, which were the result of the Company's business process improvement initiatives. Depreciation and amortization expense increased by $1.4 million or 16.3% over the prior year, reflecting both internal and external expansion. Net interest expense increased $1.2 million over 1998 due primarily to higher average inventory levels.

  Castle's 1999 effective income tax rate, at 40.7%, was over the 39.7% rate last year due to the effect of permanent differences and earnings mix on a lower pre-tax base.

  Net earnings totalled $8.7 million for 1999 compared to last year's net income of $18.5 million. Basic earnings per share declined 53% to $0.62 for 1999 as compared to $1.32 in 1998.

1998 Compared with 1997

Revenues for 1998 reached a record $792.8 million, a gain of 5.0% from 1997's $754.9 million primarily due to acquisitions completed during the previous two years. Excluding sales generated from our recent acquisitions, sales in the core business were relatively flat, showing a slight decline of 0.6% from 1997. Carbon and stainless steels generated 75% of total sales, with the balance provided by non-ferrous metals.

  Gross profit rose 9% to a record $233.8 million as compared to the $214.6 million recorded in the prior year, reflecting higher value-added contributions from recent acquisitions and investments in leading-edge processing technologies. Gross margin percentage was 29.5% versus 28.4% a year ago. Excluding gross margins generated from recent acquisitions, total gross margin in the core business increased by 0.9% in spite of the slight total sales decline noted above. Substantially all inventories are valued using the LIFO (last-in, first-out) method. In 1998, LIFO had the effect of decreasing Castle's cost of sales by $5.0 million, compared with what it would have been on a FIFO basis.

  Total operating expenses for 1998 were $185.1 million, as compared to $164.3 million last year, a 12.7% increase. Excluding the expenses of businesses acquired during the year, 1998 operating expenses were up 4.3% over last year's levels, with the increase occurring primarily in the plant area due to higher year-to-year transactional activity. As a percentage of sales, consolidated operating expenses rose to 23.3% in 1998 as compared to 21.8% in 1997. Depreciation and amortization expense increased by $1.9 million or 28.9% over the prior year, reflecting both internal and external expansion initiatives. Net interest expense increased by $5.3 million over the 1997 level due to increased borrowing used to fund investments and working capital requirements.

  Castle's 1998 effective income tax rate, at 39.7%, remained relatively unchanged from the prior year.

  Net earnings totalled $18.5 million for 1998 as compared to last year's net income of $23.8 million. Basic earnings per share declined 22% to $1.32 per share for 1998 as compared to $1.70 in 1997.

Capital Expenditures

Capital expenditures for 1999 totalled $17.8 million as compared to $30.2 million in 1998. These expenditures were primarily directed at expanding processing capabilities, with the largest investments occurring at the company's H-A Industries' facility in Hammond, Indiana and its Keystone Services' facility in LaPorte, Indiana.

  The 1998 capital expenditures totalled $30.2 million as compared to $16.2 million in 1997. The 1998 expenditures included approximately $11.5 million for new or expanded facilities at subsidiary locations in Canada, Michigan and Indiana. The Company also expanded production capabilities at its H-A Industries' processing facility and added further processing capabilities in several other Company facilities including its Franklin Park headquarters location.

  During 1999 and 1998, Castle sold and leased back approximately $7.4 million and $9.6 million of fixed assets respectively, which added to cash flow and reduced long-term borrowing.

Liquidity and Capital Resources

Castle strives to maintain a strong balance sheet and financial position. During the past three years, Castle has invested over $100 million in new facilities, equipment, and acquired businesses. Positive earnings and cash flow from operations, along with planned debt financing, have provided funds for this strategic expansion. During 1999, the Company reduced its debt-to-total capital ratio by nearly 8 percentage points to 47.2%, the midpoint of its target range of from 40-to-55%. Management plans to be at the low end of this range by the end of this calendar year based on expectations of continued positive cash flow during 2000. Total borrowings were $126.5 million at year-end 1999 as compared to $176.1 million at 1998 year-end.

  Working capital was $126.6 million as of December 31, 1999 as compared to $181.2 million at 1998 year-end. Inventories decreased by $47.5 million as higher inventory levels built up towards year-end 1998 were brought into line with current activity levels. Accounts receivable declined by $2.3 million from the prior year-end. The number of days outstanding at the end of 1999 increased from 1998, but collections remain strong and management believes that the net accounts receivable at December 31, 1999 are of a good quality.

  Castle had unused committed and uncommitted lines of credit of $171.7 million at December 31, 1999, compared with $137.9 million at December 31, 1998. Management believes that funds generated from operations, existing lines of credit and additional borrowing capacity should provide adequate funding for current and anticipated business operations.

  Castle has not entered into any market risk agreements of a material nature. Fixed interest rate debt outstanding as of December 31, 1999 totalled $105.6 million with an average interest rate of 6.8%. Variable interest rate debt outstanding as of December 31, 1999 totalled $21.0 million with an average interest rate of 5.4%.

Year 2000

The Company's Year 2000 expenditures are estimated to have been $2.6 million with approximately 75% being incurred in 1999. There have been no significant systems or other Year 2000 problems suffered during the early part of 2000 and there are no significant problems anticipated in the future either internally or from third parties. The Company did not experience any disruptions, which would have affected either 1999 or early 2000 results of operations. Although many 1999 technology projects were deferred, it is not anticipated that the resumption of project work will have a material adverse affect on the Company's liquidity requirements.

  The Company continues to maintain in effect its Y2K contingency plans and is monitoring significant future events such as monthly and quarterly closes and leap year.

1999 ANNUAL REPORT

Common Stock Information
Symbol CAS
===============================================================================

                              DIVIDENDS              STOCK PRICE RANGE
                             1999   1998          1999              1998
-------------------------------------------------------------------------------
First quarter.............. $.195  $.170     12 1/16  16        21 1/2  24 7/8
Second quarter.............  .195   .195     12 5/16  17        21 1/2  24 1/2
Third quarter..............  .195   .195     12 5/8   18 1/4    14 3/4  22
Fourth quarter.............  .195   .195     10 3/4   13 1/8    14      19 3/8
                            ------------
                            $.780  $.755
                            ============

Compound Rate of Return vs. Inflation
[CHART]



Castle's Dividend Record
[CHART]




Supplementary Schedules
===============================================================================
The Company's LIFO inventory system charges cost of material sold at the inventory costs of its most recent purchases. The LIFO method matches current revenues with current costs of inventory. This method more fairly presents results of operations, whether in periods of inflation or deflation.

  The Supplementary Statements of Consolidated Financial Position are presented for analytical and comparative purposes. They are intended to display the Company's financial position as if the Company was on a FIFO-based inventory system rather than the LIFO-based inventory system the Company actually uses. The statements reflect taxes on the unrecognized inventory gain at statutory Federal rates and the Company's historical average state tax rates and gives no effect to any supplemental expenses.

Supplementary Statements of Consolidated Financial Position

                                                           December 31,
===============================================================================
(Dollars in millions)                               1999       1998       1997
-------------------------------------------------------------------------------
Current assets
Cash............................................. $   2.6    $   3.0    $   2.8
Accounts receivable, net.........................    83.4       85.7       88.5
Inventories, at latest cost......................   206.5      269.2      209.1
                                                  -----------------------------
Total current assets.............................   292.5      357.9      300.4
Less--current liabilities........................  (143.8)    (145.4)    (146.4)
                                                  -----------------------------
Net current assets...............................   148.7      212.5      154.0
Fixed and other assets, net......................   157.8      154.2      123.1
                                                  -----------------------------
Total assets, less current liabilities...........   306.5      366.7      277.1
Long-term debt...................................  (122.6)    (172.3)     (90.7)
Deferred income taxes............................   (16.4)     (15.1)     (12.5)
Other liabilities................................    (3.6)      (4.0)      (2.9)
Unrecognized inventory gain, net of taxes........   (22.1)     (31.3)     (34.3)
                                                  -----------------------------
Stockholders' equity............................. $ 141.8    $ 144.0    $ 136.7
                                                  =============================


Consolidated Statements of Income

                                                      Years Ended December 31,
===============================================================================
(Dollars in thousands, except per share data)        1999       1998       1997
-------------------------------------------------------------------------------
Net sales.......................................  $707,465   $792,846   $754,865
Cost of material sold...........................   483,126    559,084    540,286
                                                  ------------------------------
 Gross profit on sales..........................   224,339    233,762    214,579
Operating expenses..............................   189,132    185,109    164,284
Depreciation and amortization expense (Note 1)..     9,866      8,486      6,581
Interest expense, net (Notes 2 and 4)...........    10,643      9,438      4,183
                                                  ------------------------------
Income before income taxes......................    14,698     30,729     39,531
                                                  ------------------------------
Income taxes (Notes 1 and 3)
  Federal--currently payable....................     2,089      7,517     10,152
         --deferred.............................     2,867      2,420      2,469
  State.........................................     1,028      2,270      3,065
                                                  ------------------------------
                                                     5,984     12,207     15,686
                                                  ------------------------------
Net income......................................  $  8,714   $ 18,522   $ 23,845
                                                  ==============================
Basic income per share (Notes 1 and 7)..........  $   0.62   $   1.32   $   1.70
                                                  ==============================
Diluted income per share (Notes 1 and 7)........  $   0.62   $   1.32   $   1.69
                                                  ==============================
================================================================================


Consolidated Statements of Reinvested Earnings

                                                     Years Ended December 31,
===============================================================================
(Dollars in thousands, except per share data)      1999       1998       1997
-------------------------------------------------------------------------------
Balance at beginning of year.................... $122,629   $114,709   $100,124
Net income......................................    8,714     18,522     23,845
Cash dividends--$.78 in 1999, $.755 in 1998,
  and $.66 per share in 1997 (Note 7)...........  (10,958)   (10,602)    (9,260)
                                                 ------------------------------
Balance at end of year.......................... $120,385   $122,629   $114,709
                                                 ==============================
===============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

1999 ANNUAL REPORT

Consolidated Balance Sheets

                                                                                                        December 31,
=============================================================================================================================
(Dollars in thousands)                                                                           1999       1998       1997
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash (Note 1)..............................................................................  $  2,578   $  2,954   $  2,775
  Accounts receivable, less allowances of $600 in 1999, $600 in 1998, and $600 in 1997.......    83,352     85,688     88,478
  Inventories--principally on last-in, first-out basis (latest cost higher by approximately
    $36,900 in 1999, $52,100 in 1998 and $57,100 in 1997) (Note 1)...........................   169,618    217,152    152,028
                                                                                               ------------------------------
      Total current assets...................................................................   255,548    305,794    243,281
                                                                                               ------------------------------
Prepaid expenses and other assets (Note 1)...................................................    60,716     59,547     45,684
                                                                                               ------------------------------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land.......................................................................................     5,957      5,955      5,915
  Buildings..................................................................................    52,841     51,323     48,366
  Machinery and equipment....................................................................   129,011    120,502     99,359
                                                                                               ------------------------------
                                                                                                187,809    177,780    153,640
  Less--accumulated depreciation.............................................................    90,732     83,158     76,230
                                                                                               ------------------------------
                                                                                                 97,077     94,622     77,410
                                                                                               ------------------------------
Total assets.................................................................................  $413,341   $459,963   $366,375
                                                                                               ==============================

Liabilities and stockholders' equity
Current liabilities
  Accounts payable...........................................................................  $102,976   $ 98,835   $ 98,813
  Accrued payroll and employee benefits (Note 6).............................................    10,407     11,199     12,554
  Accrued liabilities........................................................................     6,823      7,337      5,522
  Current and deferred income taxes (Notes 1 and 3)..........................................     4,876      3,445      3,934
  Current portion of long-term debt (Note 4).................................................     3,915      3,765      2,688
                                                                                               ------------------------------
      Total current liabilities..............................................................   128,997    124,581    123,511
                                                                                               ------------------------------
Long-term debt, less current portion (Note 4)................................................   122,625    172,313     90,735
                                                                                               ------------------------------
Deferred income taxes (Notes 1 and 3)........................................................    16,356     15,105     12,543
                                                                                               ------------------------------
Other liabilities (Notes 1 and 6)............................................................     3,552      3,952      2,877
                                                                                               ------------------------------
Stockholders' equity (Notes 1 and 7)
  Common stock, without par value--authorized 30,000,000 shares;
    issued and outstanding 14,048,070 in 1999, 14,043,505 in 1998 and 14,040,924 in 1997.....    27,625     27,465     27,293
  Earnings reinvested in the business........................................................   120,385    122,629    114,709
  Other......................................................................................      (665)      (681)        85
  Treasury stock, at cost (854,685 shares in 1999, 845,938 shares in 1998 and
    845,019 shares in 1997)..................................................................    (5,534)    (5,401)    (5,378)
                                                                                               ------------------------------
      Total stockholders' equity.............................................................   141,811    144,012    136,709
                                                                                               ------------------------------
Total liabilities and stockholders' equity...................................................  $413,341   $459,963   $366,375
                                                                                               ==============================
=============================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                              A. M. CASTLE & CO.

Consolidated Statements of Cash Flows
                                                                                          Years Ended December 31,
=====================================================================================================================
(Dollars in thousands)                                                                    1999       1998       1997
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
 Net income........................................................................   $  8,714   $ 18,522   $ 23,845
Adjustments to reconcile net income to net cash provided from operating activities
  Depreciation and amortization....................................................      9,866      8,486      6,581
  (Gain) loss on sale of facilities/equipment......................................       (202)       (47)        22
  Increase in deferred taxes.......................................................      1,251      2,562        670
  Decrease (increase) in prepaid expenses and other assets.........................         64     (3,593)      (438)
  (Decrease) increase in other liabilities.........................................       (400)        78     (1,187)
  Other............................................................................        (35)       (25)       207
                                                                                      ------------------------------
Cash provided from operating activities before changes in current accounts.........     19,258     25,983     29,700
                                                                                      ------------------------------
 Increase (decrease) from changes in:
  Accounts receivable..............................................................      2,559      9,437    (12,590)
  Inventories......................................................................     47,584    (54,467)   (43,507)
  Accounts payable.................................................................      4,118     (3,850)    28,787
  Accrued payroll and employee benefits............................................       (812)    (1,669)     1,300
  Accrued liabilities..............................................................       (541)     1,527        188
  Current and deferred income taxes................................................      1,431       (489)     1,287
                                                                                      ------------------------------
Net increase (decrease) from changes in current accounts...........................     54,339    (49,511)   (24,535)
                                                                                      ------------------------------
Net cash provided from (used by) operating activities..............................     73,597    (23,528)     5,165
                                                                                      ------------------------------
Cash flows from investing activities
 Investments and acquisitions (Note 9).............................................     (3,129)   (26,171)   (29,265)
 Proceeds from sales of facilities/equipment (Note 5)..............................      7,399      9,640      2,470
 Capital expenditures..............................................................    (17,770)   (30,236)   (16,182)
                                                                                      ------------------------------
Net cash used by investing activities..............................................    (13,500)   (46,767)   (42,977)
                                                                                      ------------------------------
Cash flows from financing activities
 Proceeds from issuance of long-term debt..........................................      3,346     84,639     50,838
 Repayments of long-term debt......................................................    (52,968)    (2,944)    (2,787)
 Dividends paid....................................................................    (10,958)   (10,602)    (9,260)
 Net proceeds from issuance of stock...............................................         27         43        161
 Other.............................................................................         80       (662)      (170)
                                                                                      ------------------------------
Net cash provided from (used by) financing activities..............................    (60,473)    70,474     38,782
                                                                                      ------------------------------
Net (decrease) increase in cash....................................................       (376)       179        970
Cash--beginning of year............................................................      2,954      2,775      1,805
                                                                                      ------------------------------
Cash--end of year..................................................................   $  2,578   $  2,954   $  2,775
                                                                                      ==============================
Supplemental disclosures of cash flow information
 Cash paid during the year for--
  Interest.........................................................................   $ 11,353   $  7,987   $  4,209
                                                                                      ------------------------------
  Income taxes.....................................................................   $  3,302   $ 10,134   $ 13,729
                                                                                      ==============================
---------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

1999 ANNUAL REPORT

Notes To Consolidated Financial Statements

(1) Principal accounting policies and business description

Nature of operations--The Company is an industrial distributor of specialty metals including carbon, alloy, and stainless steels; nickel alloys; aluminum; titanium; copper and brass throughout the United States and Canada. The customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized ones in various industries primarily within the producer durable equipment sector. The Company also distributes industrial plastics through its subsidiary Total Plastics, Inc.

Basis of presentation--The financial statements include A. M. Castle & Co. (the Company) and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of estimates--The financial statements have been prepared in accordance with generally accepted accounting principles which necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts.

Cash--For the purposes of these statements, short-term investments that have a maturity of 90 days or less are considered cash equivalents.

Inventories--Substantially all inventories are stated at the lower of last-in, first-out (LIFO) cost or market. The Company values its LIFO increments using the costs of its latest purchases during the years reported.

Property, plant and equipment--Property, plant and equipment are stated at cost and include assets held under capitalized leases. Major renewals and betterments are capitalized, while maintenance and repairs that do not substantially improve or extend the useful lives of the respective assets are expensed currently. When properties are disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

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

Other liabilities--Includes postretirement benefit obligations along with the minority interest in consolidated subsidiaries.

Income taxes--Income tax provisions are based on income reported for financial statement purposes.

Retirement plan costs--The Company accrues and funds its retirement plans based on amounts, as determined by an independent actuary, necessary to maintain the plans on an actuarially sound basis. The Company also provides certain health care and life insurance benefits for retired employees. The cost of these benefits are recognized in the financial statements during the employee's active working career.

Earnings per share--In accordance with SFAS No. 128 "Earnings per Share" below is a reconciliation of the basic and diluted earnings per share calculations for the three-year reporting period. (dollars and shares in thousands)

----------------------------------------------------------------------------
                                                  1999       1998       1997
----------------------------------------------------------------------------
Net income...................................  $ 8,714    $18,522    $23,845
Weighted average common shares outstanding...   14,046     14,043     14,026
Dilutive effect of outstanding employee and
  directors' common stock options............        4         40         49
                                               -----------------------------
Diluted common shares outstanding............   14,050     14,083     14,075
Basic earnings per share.....................  $  0.62     $ 1.32    $  1.70
                                               =============================
Diluted earnings per share...................  $  0.62     $ 1.32    $  1.69
                                               =============================
Outstanding employee and directors' common
  stock options having no dilutive effect....      780        140          8
                                               =============================
----------------------------------------------------------------------------

Goodwill--Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40-year period. As required, the Company continually evaluates whether later events or circumstances warrant a revision in the remaining useful life and recoverability of the unamortized balance. Net book value of goodwill included in the other assets as of December 31, 1999, 1998, and 1997 was $30.4 million, $29.7 million and $20.1 million respectively. Accumulated amortization at December 31, 1999, 1998, and 1997 was $2.7 million, $1.7 million and $0.9 million.

Segment Reporting--In accordance with the requirements of SFAS No. 131, the Company has concluded that its business activities fall into one identifiable business segment as approximately 92% of all revenues are derived from the distribution of its specialty metal products. These products are purchased, warehoused, processed and sold using essentially the same systems, facilities, sales force and distribution network. Approximately 76% of current year revenues from these products came from the sale of carbon and stainless steel, with the balance provided from the sale of non-ferrous metals.

Revenue Recognition--Revenue from product sales is recognized upon shipment to customers. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

New Accounting Standard--The Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years beginning after June 15, 2000. The Company is required to and will adopt SFAS No. 137 on January 1, 2001. The Company does not expect adoption to have a significant effect on its consolidated results of operations or financial position.

(2) Short-term debt
Short-term borrowing activity was as follows (in thousands):

---------------------------------------------------------
                                 1999      1998     1997
---------------------------------------------------------
Maximum borrowed.............. $22,350   $22,000   $8,500
Average borrowed..............   3,442     4,979    1,003
Average interest rate
  During the year.............     5.3%      5.8%     5.8%
---------------------------------------------------------

(3) Income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's Federal and state deferred tax liabilities and assets as of December 31, 1999, 1998 and 1997 are as follows (in thousands):

---------------------------------------------------------
                                    1999    1998    1997
---------------------------------------------------------
Deferred tax liabilities:
  Depreciation....................$10,473 $ 9,790 $ 7,688
  Inventory, net..................  8,505   6,566   4,912
  Pension.........................  6,105   5,793   5,608
                                  -----------------------
    Total deferred liabilities.... 25,083  22,149  18,208
                                  -----------------------
Deferred tax assets:
  Postretirement benefits.........  1,021     952     937
  Other, net......................    807     950   1,173
                                  -----------------------
    Total deferred tax assets.....  1,828   1,902   2,110
                                  -----------------------
Net deferred tax liabilities......$23,255 $20,247 $16,098
                                  =======================
---------------------------------------------------------

  The components of the provision (benefit) for deferred Federal income tax for the years ended December 31, 1999, 1998 and 1997, are as follows (in thousands):

---------------------------------------------------------
                                    1999    1998    1997
---------------------------------------------------------
Depreciation......................$  614  $1,526   $  257
Inventory, net.................... 1,714   1,424    1,753
Pension/Postretirement benefits...   218     157      428
Other, net........................   321    (687)      31
                                  -----------------------
                                  $2,867  $2,420   $2,469
                                  =======================
---------------------------------------------------------

  A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually provided before cumulative effect of changes in accounting methods is as follows

(in thousands):
---------------------------------------------------------
                                 1999    1998    1997
---------------------------------------------------------
Federal income tax at
  statutory rates............... $5,144  $10,755  $13,836
State income taxes, net of
  Federal income tax benefits...    669    1,448    1,864
Other...........................    171        4      (14)
                                 ------------------------
                                 $5,984  $12,207  $15,686
                                 ========================
---------------------------------------------------------

(4) Long-term debt
Long-term debt consisted of the following at December 31, 1999, 1998 and 1997 (in thousands):

---------------------------------------------------------------------------
                                                1999       1998      1997
---------------------------------------------------------------------------
Revolving credit agreement (a)(c)............  $    --   $ 49,179   $25,838
6.49% insurance company term loan,
  due in equal installments from
  2004 through 2008...........................  20,000     20,000    20,000
9.3% insurance company term loan,
  due in equal installments through 2000......   1,640      3,310     4,980
7.53% insurance company term loan
  due in equal installments from
  1999 through 2005...........................   3,943      4,600     4,600
Industrial development revenue bonds at a
  4.3% weighted average rate, due in varying
  amounts through 2010 (b)(c).................  15,358     16,225    10,791
7.54% insurance company loan due in equal
  installments from 2005 through 2009.........  25,000     25,000    25,000
6.54% average rate insurance company loan
  due in varying installments from
  2001 through 2012...........................  55,000     55,000        --
Other.........................................   5,599      2,764     2,214
                                              -----------------------------
Total......................................... 126,540    176,078    93,423
Less--current portion (d).....................  (3,915)    (3,765)   (2,688)
                                              -----------------------------
Total long-term portion.......................$122,625   $172,313   $90,735
                                              =============================
---------------------------------------------------------------------------


  The carrying value of long term debt does not differ materially from their estimated fair value as of December 31, 1999.

(a) The Company has revolving credit agreements of $100.0 million domestically and $28.8 million with foreign banks. The credit facilities are five-year revolvers, extended annually by mutual agreement. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.

  Interest rate options on the domestic facility are based on Eurodollar Interbank Rates, Reference Rates or competitive Bid Rates from five participating banks. A commitment fee of .22% of the unused portion of the commitment is required on the domestic facility.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain minimum funded debt to total capitalization ratios. At December 31, 1999, the Company was in compliance with all restrictive covenants.

(d) Aggregate annual principal payments required on the noncurrent portion of long-term debt (including obligations under capital leases) are due as follows (in thousands):

     2001  $3,612   2002   $3,321  2003   $3,299   2004   $10,823
           ======          ======         ======          =======

1999 ANNUAL REPORT

  Total net book value of assets collateralized under financing arrangements approximated $1.8 million at December 31, 1999.

  Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $0.01 million in 1999, $0.1 million in 1998 and $0.2 million in 1997.

(5) Lease agreements

(a) Description of leasing arrangements--The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases--Obligations under capitalization of leases are not significant.

(c) Operating leases--Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1999, are as follows (in thousands):

----------------------------------------------
   Year ending December 31,
----------------------------------------------
   2000..............................  $ 6,908
   2001..............................    6,647
   2002..............................    5,628
   2003..............................    5,164
   2004..............................    4,719
   Later years.......................   16,748
                                       -------
   Total minimum payments required...  $45,814
                                       =======
 ----------------------------------------------

(d) Rental expense--Total rental payments charged to expense were $10.9 million in 1999, $9.8 million in 1998 and $9.5 million in 1997.

(e) Sale and leaseback of assets--During 1999, 1998 and 1997 the Company sold and leased back equipment under operating leases with terms ranging from five to eight years. The assets sold at approximately net book value for proceeds of $7.4, $9.6 and $2.4 million respectively. The 1999 leases allow for a purchase option at the end of the lease term of $2.0 million. The 1998 and 1997 leases allow for a purchase option at the end of the lease term of $2.6 and $0.7 million respectively. Annual rentals are $1.0 million for the 1999 leases, $1.3 million for the 1998 leases and $0.3 million for the 1997 leases.

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

Components of net pension benefit cost for 1999, 1998, and 1997
(in thousands):
-----------------------------------------------------------------------
                                               1999      1998     1997
-----------------------------------------------------------------------
Service cost...............................   $ 2,196  $ 1,769  $ 1,475
Interest cost..............................     5,135    4,497    4,327
Expected return on assets..................    (8,273)  (6,832)  (5,964)
Amortization of transition assets..........        --       --       --
Amortization of prior service cost.........        93       69       60
Amortization of actuarial loss.............       118       80      112
                                              -------  -------  -------
Net periodic benefit cost..................   $  (731) $  (417) $    10
                                              =======  =======  =======
-----------------------------------------------------------------------

Status of the plans at December 31, 1999, 1998, and 1997 was as follows (in thousands):

-----------------------------------------------------------------------
                                              1999     1998     1997
-----------------------------------------------------------------------
Change in projected benefit obligation:
Benefit obligation at beginning of year...    $ 69,135 $63,969  $56,575
Service cost..............................       2,196   1,769    1,475
Interest cost.............................       5,136   4,497    4,327
Benefit payments..........................      (3,504) (3,338)  (3,229)
Actuarial losses/(gains)..................      (4,539)  2,142    5,748
Plan amendments...........................         289      96     (927)
                                              -------- -------  -------
Benefit obligation at end of year.........    $ 68,713 $69,135  $63,969
                                              ======== =======  =======

Change in plan assets:
Fair value of assets
  at beginning of year....................    $ 90,004 $77,957  $65,511
Actual return on assets...................      16,844  15,372   15,662
Employer contributions....................          13      13       13
Benefit payments..........................      (3,504) (3,338)  (3,229)
                                              -------- -------  -------
Fair value of plan assets
  at year end.............................    $103,357 $90,004  $77,957
                                              ======== =======  =======

Reconciliation of funded status:
Funded status.............................    $ 34,647 $20,869  $13,988
Unrecognized prior service cost...........         106     (91)    (119)
Unrecognized actuarial loss/(gain)........     (19,212) (5,989)     489
                                              -------- -------  -------
Net amount recognized.....................    $ 15,541 $14,789  $14,358
                                              ======== =======  =======

Amounts recognized in balance sheet consist of:
Prepaid benefit cost......................    $ 18,314 $16,964  $16,013
Accrued benefit liability.................      (3,475) (2,994)  (2,133)
Intangible assets.........................         169     236      304
Accumulated comprehensive income..........         533     583      174
                                              -------- -------  -------
Net amount recognized.....................    $ 15,541 $14,789  $14,358
                                              ======== =======  =======

-----------------------------------------------------------------------

  The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:

-----------------------------------------------------------------------
                                              1999     1998     1997
-----------------------------------------------------------------------
Discount rate............................     8.25%    7.00%    7.25%
Projected annual salary increases........     4.75     4.75     4.75
Expected long-term rate of
  return on plan assets..................    10.00     9.50     9.50

-----------------------------------------------------------------------

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

     The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objective, of their respective operating units. Incentives are paid to corporate officers on the basis of total Company performance against objective. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year-end. The amounts charged to income are summarized below (in thousands):

----------------------------------------------------
                               1999   1998    1997
----------------------------------------------------
Profit sharing and 401-K...... $ 415  $1,211  $2,304
                               =====================
Management incentive.......... $ 120  $1,360  $2,670
                               =====================
----------------------------------------------------

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

     Components of net postretirement benefit cost for 1999, 1998, and 1997 (in thousands):

-----------------------------------------------------------
                                       1999    1998    1997
-----------------------------------------------------------
Service.............................. $  68   $  79   $ 169
Interest cost........................   126     150     283
Amortization of prior service cost...    22      22      21
Amortization of actuarial gain.......   (54)    (35)     (3)
                                      ---------------------
Net periodic benefit cost............ $ 162   $ 216   $ 470
                                      =====================
-----------------------------------------------------------

     The status of the plans at December 31, 1999, 1998, and 1997 was as follows (in thousands):

----------------------------------------------------------------------------
                                                 1999        1998      1997
----------------------------------------------------------------------------
Change in projected benefit obligations:
  Benefit obligation at beginning of year....  $ 2,293    $ 2,750    $ 4,486
  Service cost...............................       68         79        169
  Interest cost..............................      126        150        283
  Benefit payments...........................      (84)      (180)      (224)
  Actuarial gains............................     (476)      (506)      (516)
  Curtailments...............................       --         --     (1,449)
                                               -----------------------------
  Benefit obligation at end of year..........  $ 1,927    $ 2,293    $ 2,749
                                               =============================
Change in plan assets:
  Fair value of assets at beginning of year..  $    --    $    --    $    --
  Employer contributions.....................       84        180        224
  Benefit payments...........................      (84)      (180)      (224)
                                               -----------------------------
  Fair value of plan assets at year-end......  $    --    $    --    $    --
                                               =============================
Reconciliation of funded status:
  Funded status..............................  $(1,926)   $(2,293)   $(2,750)
  Unrecognized prior service cost............      420        441        437
  Unrecognized actuarial gain................     (986)      (578)       (81)
                                               -----------------------------
  Net amount recognized......................  $(2,492)   $(2,430)   $(2,394)
                                               =============================
Amounts recognized in balance sheet consist of:
  Accrued benefit liabilities................  $(2,492)   $(2,430)   $(2,393)
                                               -----------------------------
  Net amount recognized......................  $(2,492)   $(2,430)   $(2,393)
                                               =============================
----------------------------------------------------------------------------

     Future benefit costs were estimated assuming medical costs would increase at a 8.75% annual rate for the current year, with annual increases decreasing by 1% per year thereafter until an ultimate trend rate of 5.75% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 1999 by $93,000 with no significant effect on the 1998 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.25% in 1999, 7.00% in 1998 and 7.25% in 1997.

(7)  Common stock

Changes in the common and treasury stock accounts during 1999, 1998 and 1997 were as follows (dollars in thousands):

--------------------------------------------------------------
                              Common Stock      Treasury Stock
--------------------------------------------------------------
                             Shares
                             Issued    Amount   Shares   Amount
---------------------------------------------------------------
December 31, 1996......... 14,843,141  $26,681  834,349  $5,136
Stock options exercised...     31,732      405   10,639     242
  Other...................     11,070      207       31      --
                           ------------------------------------
December 31, 1997......... 14,885,943  $27,293  845,019  $5,378
Stock options exercised...      3,500       65      918      23
  Other...................         --      107        1      --
                           ------------------------------------
December 31, 1998......... 14,889,443  $27,465  845,938  $5,401
Stock options exercised...     13,312      160    8,747     133
  Other...................         --       --       --      --
                           ------------------------------------
December 31, 1999......... 14,902,755  $27,625  854,685  $5,534
---------------------------------------------------------------

     The Company has long-term stock incentive and stock option plans for the benefit of officers, directors, and key management employees. The plans and related activity are summarized below.

     The 1989 Long-Term Incentive Plan authorized up to 421,875 shares of common stock for use under the plan. Compensation expense is recognized ratably over the vesting period as determined by the plan. Activity under the plan for 1999, 1998 and 1997 is as follows:

--------------------------------------------------------
                           1999       1998        1997
--------------------------------------------------------
Compensation expense...... $  --    $190,000    $362,000
                           =============================
Shares awarded............    --          --      11,070
                           =============================
--------------------------------------------------------

     The Company currently has three stock option plans in effect. The 1990 Restricted Stock and Stock Option Plan authorizes up to 656,250 shares of common stock for use under the plan; the 1995 Directors Stock Option Plan authorizes up to 187,500 shares; and the 1996 Restricted Stock and Stock Option Plan authorizes 937,500 shares for use under the plan. A summary of the activity under the plans is shown below:

-------------------------------------------------------------
                      Option     Wtd. Avg.
                      Shares   Exercise Price      Range
-------------------------------------------------------------
December 31, 1996... 274,429      $16.44      $ 6.27 - $23.38
  Granted........... 111,400       21.88            21.88
  Forfeitures....... (23,625)      15.79        6.27 -  21.88
  Exercised......... (37,520)      13.95        6.60 -  18.75
                     ----------------------------------------
December 31, 1997... 324,684       18.64        6.60 -  21.88
  Granted........... 270,610       20.51       20.25 -  23.13
  Forfeitures.......  (3,869)       6.60            6.60
  Exercised.........  (3,500)      18.52       12.07 -  18.75
                     ----------------------------------------
December 31, 1998... 587,925       19.58       12.07 -  23.38
  Granted........... 296,000       15.96       15.06 -  16.00
  Forfeitures....... (61,587)      18.73       12.07 -  21.88
  Exercised......... (13,312)      12.07           12.07
                     ----------------------------------------
December 31, 1999... 809,026      $18.45      $12.07 - $23.38
-------------------------------------------------------------

1999 ANNUAL REPORT

     As of December 31, 1999, 513,026 of the 809,026 options outstanding, were currently exercisable and had a weighted average contractual life of 7.6 years with a weighted average exercise price of $19.88. The remaining 296,000 shares were not exercisable and had a weighted average contractual life of 9.5 years, with a weighted average exercise price of $15.96. The weighted average fair value of the current year's option grant is estimated to be $3.22 per share. The fair value has been estimated on the day of the grant using the Black Scholes option pricing model with the following assumptions, risk free interest rate of 6.5%, expected dividend yield of 3.0%, option life of 10 years, and expected volatility of 30 percent.

     The Company has chosen to account for the stock option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. Had compensation cost for these plans been determined under SFAS No. 123, the Company's 1999 net income would have been reduced by approximately $0.8 million or $0.06 per share, 1998 net income would have been reduced by approximately $1.0 million or $0.07 per share and 1997 net income would have been reduced by approximately $0.8 million or $0.06 per share.

(8) Contingent liabilities

At December 31, 1999 total exposure under guarantees issued for banking facilities of unconsolidated affiliates was $12.5 million. The Company was contingently liable as endorser on discounted trade acceptances aggregating $6.7 million at December 31, 1999. Also, the Company has $1.5 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.

     The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.

(9) Acquisitions

During 1999 the Company and its subsidiaries purchased a business and acquired a 50% interest in another metals distributor. The aggregate cash consideration paid was $3.3 million. The acquisition has been accounted for as a purchase and is included in the financial statements from the date of acquisition. The company's interest in the joint venture has been accounted for using the equity method and the company's share of the operating results of the joint venture has been included in the company's financials since the date of acquisition. Pro-forma results are not presented as the amounts do not significantly differ from historical results.

(10) Selected quarterly data (unaudited)

The unaudited quarterly results of operations for 1999 and 1998 are as follows (dollars in thousands, except per share data--Note 7):

------------------------------------------------------------------
                        First       Second     Third       Fourth
                       Quarter      Quarter   Quarter      Quarter
------------------------------------------------------------------
1999 quarters
Net sales............. $183,460    $179,992    $177,097   $166,916
Gross profit..........   56,825      57,152      54,070     56,292
Net income............    2,755       3,134       1,354      1,471
Net income per
    share basic....... $    .20    $    .22    $    .10   $    .10
Net income per
    share diluted..... $    .20    $    .22    $    .10   $    .10
1998 quarters
Net sales............. $211,728    $205,068    $195,512   $180,538
Gross profit..........   61,635      60,570      58,027     53,530
Net income............    7,133       6,319       3,779      1,291
Net income per
    share basic....... $    .51    $    .45    $    .27   $    .09
Net income per
    share diluted..... $    .51    $    .45    $    .27   $    .09
------------------------------------------------------------------

Report of Independent Public Accountants

To the Stockholders and Board of Directors of A. M. Castle & Co.:

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 1999, 1998 and 1997, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Castle & Co. and Subsidiaries as of December 31, 1999, 1998 and 1997, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 2, 2000.

Directors

Daniel T. Carroll
Chairman
The Carroll Group, Inc.
a management consulting firm

Edward F. Culliton
Vice President and
Chief Financial Officer

William K. Hall
Executive Consultant and
Retired President & Chief Executive
Officer
Falcon Building Products, Inc.
a diversified manufacturing
company

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

Michael Simpson
Chairman of the Board

Officers

Michael Simpson
Chairman of the Board

Richard G. Mork
President and
Chief Executive Officer

M. Bruce Herron
Executive Vice President and
Chief Operating Officer

Edward F. Culliton
Vice President and
Chief Financial Officer

Marc Biolchin
Vice President-
Tubular Group

Stephen V. Hooks
Vice President-
Merchandising

Gary Kropf
Vice President-
Carbon Group

Tim N. Lafontaine
Vice President-
Alloy Group

John R. Nordin
Vice President and
Chief Information Officer

Gise Van Baren
Vice President-
H-A Industries

Craig R. Wilson
Vice President
and Genral Manager
Great Lakes Region

Paul J. Winsauer
Vice President-
Human Resources

Henry C. Winters
Vice President-
Operations

James A. Podojil
Treasurer-Controller

Jerry M. Aufox
Secretary-
Legal Counsel


Hy-Alloy
Steels Co.
Gise Van Baren
President and General Manager

Total
Plastics, Inc.
Stephen V. Hulbert
President

Keystone Tube
Company
Marc Biolchin
President

Oliver Steel Plate
Company
James M. Fleming
President

--------------------------------------------------------------------------------

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

Annual Meeting

The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 27, 2000 at 10 a.m. Central Daylight Savings Time. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131.

Form 10-K

A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.

--------------------------------------------------------------------------------
A Caution Concerning Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those expected.
--------------------------------------------------------------------------------

A. M. Castle & Co.

Castle Metals Locations

Atlanta, Buffalo, Charlotte, Chicago, Cincinnati, Cleveland, Dallas, Detroit, Edmonton, Houston, Kansas City, Los Angeles, Milwaukee, Minneapolis, Montreal, Philadelphia, Phoenix, Pittsburgh, Salt Lake City, San Diego, Seattle, Stockton, Toronto, Tulsa, Wichita, Winnipeg, Worcester

Divisions
     Hy-Alloy Steels Co. - Chicago
     H-A Industries - Hammond

Subsidiaries
     A. M. Castle & Co. Limited - Blackburn, Christchurch
     Keystone Tube Company - LaPorte, Riverdale, Titusville
     Oliver Steel Plate Company - Cleveland
     Total Plastics, Inc. - Baltimore, Chicago, Cleveland, Detroit, Fort Wayne,
                            Grand Rapids, Harrisburg, Indianapolis, Kalamazoo, Pittsburgh, South Bend

Joint Ventures
     Castle de Mexico, S.A. de C.V. - Monterrey
     Energy Alloys, L.P. - Houston
     Kreher Steel Company, L.L.C. - Chicago, Dallas, Detroit, Houston Laser Precision, L.L.C. -- Chicago
     Paramont Machine Company, L.L.C. -- New Philadelphia
     Metal Express, L.L.C.


[LOGO]

A. M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131