Form 10-K405, Exhibit 13
period 2000-12-31
CASTLE A M & CO
filed 2001-03-27
CIK 18172

                       [LOGO] A. M. Castle & Co.
                              2000 Annual Report

                      Our Roadmap to Shareholder Value...

                               Increasing Operating Margins

                               Improving Asset Utilization

                               Growing Revenues

Corporate Profile:
--------------------------------------------------------------------------------

Founded in 1890, A. M. Castle & Co. provides highly engineered materials and value-added services to a wide range of industrial companies within the $700 billion producer durable equipment sector of the economy. Our customer base includes many Fortune 500 companies as well as thousands of medium and smaller-sized ones spread across the entire spectrum of metals-using industries. Within our core specialty metals business, we are recognized as North America's leading industrial distributor of carbon, alloy and stainless steels; nickel alloys; aluminum; titanium; copper and brass; as well as the industry pioneer and premier provider of materials management programs that are designed to reduce our customers' total costs. Through our subsidiary, Total Plastics, Inc., we also distribute a broad range of value-added industrial plastics. Together, Castle and our affiliated companies operate over 50 locations throughout North America. Our common stock is traded on the American and Chicago Stock Exchanges under the ticker symbol CAS.

A. M. Castle & Co.'s Roadmap to Shareholder Value

Increasing Operating Margins

[X] Fix Under-Performing Areas of the Core Business

[X] Reduce Operating Costs

[X] Utilize E-Commerce to Reduce Costs and Improve Service

[X] Improve Information Systems


Improving Asset Utilization

[X] Improve Inventory Performance

[X] Increase Volume to Utilize Excess Capacity

[X] Exit Non-Strategic Businesses


Growing Our Revenues

[X] Improve Customer Service

[X] Revitalize Sales Organization

[X] Leverage Sales Opportunities for Existing Businesses

[X] Focus On Growth Markets

--------------------------------------------------------------------------(LOGO)

The Year In Brief

(Dollars in thousands, except per share data)

                                                                                           %
                                                                    2000*       1999     Change
-----------------------------------------------------------------------------------------------
Operating Results        Net sales                            $ 744,509   $707,465         5%
                         Gross profit on sales                  219,646    224,339        (2)
                         EBITDA**                                17,652     35,207       (50)
                         (Loss) income before taxes               (2,395)    14,698      (116)
                         Net (loss) income                        (1,675)     8,714      (119)
----------------------------------------------------------------------------------------------
Per Share of             Net income (loss) basic                     (.12)      0.62      (119)
Common Stock             Dividends                                  0.780      0.780        --
                         Stockholders' equity                        9.12      10.10       (10)
----------------------------------------------------------------------------------------------
Balance Sheet            Total assets                             418,851    413,341         1
                         Total debt                               164,560    126,540        30
                         Total equity                             129,241    141,811        (9)
                         Working capital                          155,320    128,110        21
                         Cash flow***                               8,094     18,580       (56)
                         Average shares outstanding                14,054     14,046        --
----------------------------------------------------------------------------------------------
Selected Ratios          Return on sales                             (0.2)%      1.2%     (117)
                         Return on total capital                     (0.6)%      3.3%     (118)
                         Return on opening equity                    (1.2)%      6.1%     (120)
                         Current ratio                                2.4        2.0        20
                         Debt to capital ratio                       56.0%      47.2%       19
----------------------------------------------------------------------------------------------

  * 2000 figures include special charges to cost of sales of $2,016 and $6,516 of impairment and other operating expenses (Note 8)

 **  See page 11 for definition

***  Net income plus depreciation and amortization

                                                           A. M. Castle & Co.  1

TO OUR SHAREHOLDERS:
--------------------------------------------------------------------------------


         G. Thomas McKane                     Michael Simpson
[PHOTO]  President and CEO                    Chairman of the Board  [PHOTO]

The year 2000 was very disappointing for A. M. Castle & Co. as it was for the entire metals distribution industry. At this writing, we have not seen a marked improvement or return to historical demand and price levels. We are firmly resolved to address and manage the issues that have adversely affected our results for the past several years. We have a new CEO at the helm, Tom McKane, who comes to Castle after 32 years of experience at Emerson Electric. Under his leadership and with the help of outside consultants, we initiated a comprehensive review of our business, identifying our operating deficiencies as well as our growth opportunities. We are now in the process of developing and implementing a roadmap to improving shareholder value, a hallmark of our long history.

     In this, our first annual report under Tom's leadership, we will be sharing with you what is, in effect, a work in process. We don't yet have all the answers to the challenges we face. We do, however, have a much improved understanding of the critical areas on which we must focus our energy. They are:

     . Increasing Operating Margins

     . Improving Asset Utilization

     . Selectively Growing Our Revenues

--------------------------------------------------------------------------------
"In our core metals business, our value proposition to customers remains unchanged: deliver highly engineered metals for critical applications where exact conformance-to-specifications is essential. Our goals are to improve our service levels to give our customers the best total-cost alternative to their materials sourcing and servicing requirements, and to be their single-source supplier of choice. We are supplying our organization with the necessary people and technological capabilities to achieve these goals."
--------------------------------------------------------------------------------

     Before we share with you the specific actions that are underway or planned to address these areas, we'd like to more fully explain business conditions in our operating environment and, more specifically, their effect on our results this past year.

2000 Market Conditions and Financial Results

For most of 2000, the specialty metals distribution industry was affected by higher raw materials costs in the face of continuing customer resistance to price increases. While demand for specialty metals strengthened in late 1999 and into the first part of 2000, it softened in the second half, and fell precipitously in the last quarter of the year.

     As noted earlier, our performance in 2000 reflected these difficult market conditions. In addition, fourth quarter and annual results included an $8.5 million pre-tax charge to implement an asset-restructuring plan that is expected to generate $15 million of cash flow in 2001. This plan includes: first, the disposition of two non-strategic business units that are not expected to realize the financial returns originally projected; and second, a reduction of the carrying values of certain inventory and other assets that will enable us to more quickly convert them to cash.

     Annual sales in 2000 rose five percent to $745 million compared with $707 million in 1999. Excluding the after-tax impact of the asset restructuring charge of $5.2 million, or 37 cents per share, after-tax profits declined to $3.4 million, or 25 cents per share, compared with $8.7 million, or 62 cents per share, in 1999. Including the asset restructuring charge, the company posted an after-tax loss of $1.7 million, or 12 cents per share, for the year 2000.

2  2000 Annual Report

                     A. M. Castle's & Co.'s Roadmap to Shareholder Value --------------------------------------------------------------------------[LOGO]

     Developments in the last quarter of the year accounted for virtually all of the decline in our year-to-year comparisons. Sales in the quarter rose three percent to $172 million compared with $167 million a year ago. Excluding the impact of the asset restructuring charges, operations produced an after-tax loss of $4.5 million, or 32 cents per share, compared with a net profit of $1.5 million, or 10 cents per share, in 1999. The special charge increased the loss by $5.2 million, or 37 cents per share, resulting in a quarterly after-tax loss of $9.7 million or 69 cents per share. Several additional factors including: a $3.8 million swing in year-to-year charges to the LIFO reserve; losses from our investment in the e-commerce business MetalSpectrum.com; and an unexpectedly sharp downturn in business during December, combined to negatively impact our fourth quarter and year-end results. Further details related to these factors can be found in the management discussion and analysis section of this report.

     Our gross margins provide the most telling indication of the magnitude and impact of business conditions on our operating results. On a straight buy-sell basis, they fell one full margin point for the year. This factor alone caused a $7.5 million reduction in EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the year and $1.8 million for the fourth quarter. Clearly, we have a strong sense of urgency to lower our operating costs in order to sustain our historic operating earnings even in the face of softer gross margin rates.

--------------------------------------------------------------------------------
"Although our 2000 performance was not acceptable, our analysis of the factors driving those results indicates that on a purely operational basis our business is quite sound. We remain highly competitive in the marketplace and have many opportunities to improve our bottom-line performance."
--------------------------------------------------------------------------------

Roadmap to Shareholder Value

As noted at the start of this letter, we are developing and implementing a roadmap to address the challenges we face as well as to identify and invest in growth opportunities. The initial thrust of our strategy is to focus on initiatives that will improve cash generation and operating efficiency, which, in turn, will set the stage for making high-return investments in the future. We have been aided throughout our evaluation process by HOLT Value Associates(R), whom we brought in to help us examine Castle on a cash flow return basis. We have embraced Holt's concepts and tools and are incorporating CFROI(R) into our management process.

     Specifically, our strategy focuses on three critical areas:

     .  Increasing operating margins

     .  Improving asset utilization

     . Selectively building top-line growth by leveraging our current opportunities and focusing on growing markets

     In this letter, we describe how each of these areas will contribute to increasing Castle's shareholder value.

Increasing Operating Margins:

The first major element of our plan is to improve the operating margins on the business we now enjoy. During the second quarter of 2000, in one of the first steps of this process, we identified three business units that were consistent with our long-term strategies but operating below acceptable performance levels. Taskforces were assigned to each of these units, and plans developed and implemented to turn these operations around. As a result of these efforts, we project a $4 million increase in the bottom line contribution of these business units in 2001 compared with their performance in 2000.

   Early in 2001, we initiated the second step of this process by significantly reducing our operating expenses in all areas of the business. We implemented a workforce reduction of from 8 to 10 percent, initiated a wage and salary freeze for non-union personnel and made reductions in virtually every other area of the expense budget. These changes are designed to bring operating expenses more closely into line with current and projected levels of business activity.

--------------------------------------------------------------------------------
"On the shop floor, we are reorganizing many operations into a cell-based structure, so cross-trained teams of employees are able to follow a job from beginning to end. This is a proven technique in manufacturing which leads to higher quality and a much more predictable workflow. In turn, this contributes to improved utilization of our resources and better margins, and drives on-time delivery."
--------------------------------------------------------------------------------

     Also, throughout 2001, we invested considerable time, energy and monies into enhancing our e-commerce capabilities. Our efforts are designed to add speed and convenience for our customers and suppliers, and to take costs out of the system. Since our business centers on delivering value-added specialty metals to our customers, on-line auctioning of commodity metals will not be a significant element of

                                                            A.M. Castle & Co.  3

_______________________________________________________________________________

this strategy. Rather, we will use e-commerce to lower transaction costs for suppliers and customers, which will make us a more attractive business partner. In five years, we expect business-to-business e-commerce to be as commonplace as the telephone or fax machine. We are preparing today for that eventuality.

     Currently, we offer an e-commerce vehicle through Castle Direct, and are rapidly building a larger presence with MetalSpectrum.com, an e-commerce joint venture owned by Castle and 12 of the leading companies in the metals business. We envision the ability of suppliers and customers to use the Internet to order and investigate order status, view inventory levels, obtain price quotes, and make payments. Not only will this create greater efficiency and improve customer service, but will contribute to Castle's margins by reducing the amount of employee intervention required to process routine business transactions.

--------------------------------------------------------------------------------
"Information technology at Castle means creating business systems and processes that enhance our relationships with customers. We are focused on reducing cycle time, increasing efficiency, and making it easy to do business with Castle."
--------------------------------------------------------------------------------

     The final element of our plan to improve operating margins is an all-out effort to implement the information systems needed in today's competitive business environment. We are in the process of installing a warehouse management system at our flagship Franklin Park facility to improve customer service levels, quality and operating efficiency. While the start-up has been difficult, we believe that improved systems are critical to our future success.

     Replacing outdated portions of our information technology network is another key initiative for 2001 and beyond. Our approach to upgrading our systems will be based upon implementing commercially available software with a proven track record in the industrial market. This will allow us to replace existing systems without disrupting service to our customers. The result will be a fully integrated system supporting customer service, supply chain management and back office operations. This will not happen overnight, but we are well on the way to identifying exactly what we need, and will be implementing this initiative throughout 2001.

Improving Asset Utilization:

The second key element of our plan is to make better use of the assets employed in our business. As a distribution company, the management of inventory is critical to our success. We have taken steps to improve our performance in this area, and, in the fourth quarter of 2000, realized a $25 million reduction in inventory levels.

Additionally, as part of our asset-restructuring plan, we have revalued certain slower-moving inventories so that they can be readily converted to cash. We expect to realize approximately $2.4 million of additional cash flow in 2001 as a result of this action. These are the first two steps towards achieving our 5-year target of a 20 to 25 percent improvement in inventory turnover rates.

--------------------------------------------------------------------------------
"We are improving the quality of our balance sheet by removing under-utilized assets and slow-moving inventory, reducing debt, and maximizing the productivity of all remaining assets. In the fourth quarter alone, Castle reduced inventory by $25 million."
--------------------------------------------------------------------------------

     The longer-term plan is to make changes to our processes to assure that we can achieve and sustain a higher level of performance in both inventory management and customer service. We are re-engineering our supply chain structure, which will be managed by a professional with a proven track record recruited from outside the company to lead this charge. He will report directly to the CEO and will be provided with all the resources needed to get the job done. Going forward, the entire supply chain process of purchasing, scheduling, inventory management and transportation will be managed by a supply officer. We expect this to significantly improve both our service quality and inventory turnover ratios. This is an exciting change for Castle and will have a significant positive impact on the company's asset performance and ability to serve our customers.

     In addition, we are reviewing all of our major processing operations from the standpoint of capacity utilization, and developing programs to leverage the areas of our business where we can significantly improve results with sustainable increases in volume. We are going to focus sales efforts in these areas since they offer an outstanding opportunity to make immediate positive contributions to the bottom line.

     As mentioned earlier, we have identified two non-strategic business units that are not expected to perform at acceptable levels. Our plan is to sell these businesses to synergistic buyers who are better positioned to optimize their inherent value. We expect to generate over $11 million of cash for reinvestment in more productive uses and for debt reduction. Given the nature of these businesses, there will be little impact on top line revenues.

     Our prevailing goal in asset utilization is to make a good business run better. We have a solid franchise that provides a tremendous value proposition for both large and small customers. Our sales growth in today's difficult market demonstrates the benefit of being one of a handful of metals distributors able to serve a customer's sourcing requirements all across North America.

4  2000 Annual Report

                      A. M. Castle's & Co.'s Roadmap to Shareholder Value ------------------------------------------------------------------------- [LOGO]

Growing Our Revenues

The final element of our plan is to focus our sales efforts on those areas of the business most likely to generate sustainable, profitable volume increases. While many of the steps described above will, in fact, increase operating efficiency and inventory utilization, they will also improve the level of service we are able to provide to our customers. Doing more business with our existing base of customers is our most attractive growth opportunity.

     Late in the year 2000, we announced a significant change in the structure of our sales organization. The core Castle Metals business was split into two regions and a senior sales executive was named to head up each of them. Bruce Herron has been named Vice President-Sales West and Gary Kropf is now the Vice President-Sales East. These changes are designed to provide for more frequent executive contact with our customers across the country and closer day-to-day involvement with our local district managers and field sales representatives. Our overall objective is to better understand our customers' needs so that we do a better job of meeting them.

--------------------------------------------------------------------------------
"Castle continues to maintain a diverse customer base with no significant geographical or customer concentration. This broad foundation presents many opportunities to show customers excellent service and as a result, win their confidence and a larger share of their business."
--------------------------------------------------------------------------------

     As we stated earlier, within our existing plant capacity, we have identified several areas where we are capable of handling significantly more business and thus leverage the assets we have in place. We have initiated sales efforts to increase our volume in these areas. Likewise, we have identified opportunities to better capitalize on the synergies provided by our subsidiaries and joint ventures. For instance, we are more closely aligning the sales strategies and inventory planning of our Houston and Edmonton operations with those of our joint venture, Energy Alloys. This will enable us to better capitalize on the opportunities we have in the oilfield and petrochemical markets, which are growing at double-digit rates. Similarly, with the strength of the aviation and aerospace markets, we are leveraging our North American capabilities into Western Europe through our United Kingdom subsidiary. Comparable programs for coordination of sales initiatives with Oliver Steel Plate Company and Laser Precision have been strengthened so that we can begin to realize more of the commercial synergies that were projected when these business units were formed.

     Finally, within our core business, subsidiaries and joint ventures, we are selectively investing capital to expand our capabilities to serve our faster growing markets. For instance, we have expanded our Wichita facility to develop more business in the growing aircraft business. Also, we continue to expand our small order business, Metal Express. As of year-end 2000, Metal Express had grown to thirty locations with six more planned for opening in 2001. We are also growing our business with the semiconductor industry, as this particular sector has been and continues to be strong.

Building Shareholder Value

To summarize, with solid operating margins, strong cash flow, 262 consecutive quarters of cash dividends, and a leadership position in most of its markets, Castle has historically been an outstanding total return value proposition. We intend to build upon all the strengths that have made Castle an above average total return investment, and to focus on the areas that offer the greatest opportunity to improve cash returns in the future.

     We do not expect overnight solutions to some of our operating difficulties, but we do expect steady improvement in a number of critical areas. We expect the progress to be measurable, although at the start, it may not always be dramatic. We ask for and appreciate your continuing patience as we work to achieve the shareholder value-enhancing goals outlined in this report. We look forward to reporting to you on our progress in the coming months and throughout 2001.

/s/ G. Thomas McKane           /s/ Michael Simpson President
G. Thomas McKane               Michael Simpson President
and CEO                        Chairman of the Board

--------------------------------------------------------------------------------
In May 2000, former President and CEO Dick Mork retired from Castle. Our Company owes Dick a tremendous amount of gratitude for his long years of service, his dedication and energy, and his determination to grow Castle into a significantly larger and more dynamic organization. Dick spent his entire career at our Company, joining Castle in 1957 and moving steadily up the ranks. He was elected Vice President of the Eastern Region in 1977, and became Senior Vice President and Chief Operating Officer in 1988. Dick assumed the Presidency in 1990, and held that position until this past year when he elected to retire. We wish him all the best as he pursues his wide range of interests, and thank him for many contributions and his help in paving a smooth transition for our new leadership.
--------------------------------------------------------------------------------

                                                           A. M. Castle & Co.  5

Strategic Focus
--------------------------------------------------------------------------------

In this section of the report, we highlight how our employee teams are working together to grow our revenues, increase operating margins, and improve asset utilization. As you will see, while each team has a highly focused agenda, their activities complement and advance the achievement of all three of our objectives.

A. M. Castle & Co.'s Roadmap to Shareholder Value

Increasing Operating Margins

[_] Fix Under-Performing Areas of the Core Business

[_] Reduce Operating Costs

[X] Utilize E-Commerce to Reduce Costs and Improve Service

[_] Improve Information Systems


Improving Asset Utilization

[X] Improve Inventory Performance

[X] Increase Volume to Utilize Excess Capacity

[_] Exit Non-Strategic Businesses


Growing Our Revenues

[X] Improve Customer Service

[X] Revitalize Sales Organization

[X] Leverage Sales Opportunities for Existing Businesses

[X] Focus On Growth Markets

[PHOTO]
Left to right; Bruce Herron, Steve Hooks and Gary Kropf

SALES TEAM: Getting Closer to Our Customers
In the letter to shareholders, we said that our existing customers represent the best opportunity for growing sales. With this in mind, we realigned our sales structure so that people at all levels of the organization can spend more time in the field with customers. As previously noted, we established two regions, headed up by Bruce Herron, Vice President-Sales West and Gary Kropf, Vice President-Sales East. Both Bruce and Gary are seasoned Castle leaders who, combined, bring nearly 60 years of sales and management experience to their new roles. Their presence helps maximize sales opportunities by getting closer to customers and by ensuring that we are consistently meeting their needs. Additionally, being able to spend more time with local district managers and field sales reps allows Bruce and Gary to fulfill a dual role of training, coaching and guiding our people toward greater success and advancement.

     At the district level, our managers' primary responsibility is to grow the sales of our core products and services. By making more effective use of the assets that are available to them, whether it is working capital, plant and operating equipment, the capabilities of joint venture partners such as Energy Alloys, or subsidiaries like Oliver Steel Plate Company, our district managers' mandate is to enhance the ability of their sales forces to pursue new business and expand relationships with existing customers.

     A second aspect of our sales strategy is to ensure that our sales force has a growing number of product and processing options to offer customers, and then to provide support for them. Our merchandising team spearheads this effort. Led by Steve Hooks, Vice President-Merchandising, this team designs, sources, develops and promotes the products and processing options that we offer our customers. This is our area of greatest opportunity to improve


6  2000 Annual Report

                             A. M. Castle's & Co.'s Roadmap to Shareholder Value
------------------------------------------------------------------------- [LOGO]

operating margins and asset utilization while growing our driving revenue base.

     With the recent establishment of a new supply chain management group, our merchandising experts can now focus all of their energies on their core competencies.

     There are two key aspects to their effort. First, our corporate product managers play a major role in managing inventories in order to optimize service levels. Second, based on input from our customers and utilizing new IT tools, they can leverage our resources, capabilities and capacity to make our products and services more readily available to the marketplace, and to develop innovative solutions to customer problems.

     Waterjet and laser cutting are two examples of the leading edge processing capabilities we have introduced to our industry. For certain applications, these technologies can substantially reduce our customers' cost of producing finished parts. By integrating advanced metal cutting technology into our general-line distribution business, we can deliver close-tolerance finished products at the lowest total cost to the customer.

     In the product area, Duracorr(R), a registered trademark of Bethlehem-Lukens Plate, is the latest in a long series of expansions to our line of highly engineered metals. Duracorr(R), is a low cost plate product priced between carbon sheet and traditional 300 series stainless grades that gives customers new options in designing and manufacturing products with greater corrosion and wear resistance for longer useful life cycles.

     The final component of our sales strategy is to focus on growth markets. Within our core durable goods customer base, we are aggressively pursuing sales opportunities in faster growing sectors such as the aircraft, energy, semiconductors and oil and gas. Our United Kingdom operation, which primarily serves the needs of the aerospace industry in Western Europe, provides access to another growth sector of our market.


A .M. Castle & Co.'s Roadmap to Shareholder Value

Increasing Operating  Margins

[X] Fix Under-Performing Areas of the Core Business

[X] Reduce Operating Costs

[_] Utilize E-Commerce to Reduce Costs and Improve Service

[_] Improve Information Systems


Improving Asset Utilization

[X] Improve Inventory Performance

[_] Increase Volume to Utilize Excess Capacity

[_] Exit Non-Strategic Businesses


Growing Our Revenues

[X] Improve Customer Service

[_] Revitalize Salesm Organization

[X] Leverage Sales Opportunities for Existing Businesses

[_] Focus On Growth Markets


[PHOTO]
Left to right; Hank Winters, Dick Meyers and Larry Sansom

OPERATIONS TEAM: Creating Capacity Through Process Improvement Castle plays a critical role in the selecting, stocking and cutting of specialty metal components for a wide range of customers. We view ourselves as an integral part of our customers' value stream, delivering solutions that transform the products we sell them to a higher finished stage - rather than acting simply as a raw materials supplier.

                                                           A. M. Castle & Co.  7

Strategic Focus
--------------------------------------------------------------------------------

     The operations team, led by Vice President of Operations Hank Winters, is drawing on the best thinking and practices from around the world to re-engineer our processes in order to create the metals industry's leanest and most efficient operations. Working with experienced professionals such as Dick Meyers and Larry Sansom, our mission is to provide optimal customer service and to create additional capacity without additional investment.

     Toward this end, we are building systems that will enable us to respond to material flows, beginning with the initial order and flowing seamlessly and quickly through customer delivery. Our WMS (Warehouse Management System) represents a major thrust of this effort. We are initially installing WMS in our flagship Chicago location. When complete, this electronic bar coded system will greatly enhance our ability to store, find, cut and ship a wide variety of metal sizes and shapes, and to get the maximum use out of our order-picking processing and loading cells. Not only will this improve asset utilization, it will lead to improved cycle time and the best customer service possible.

     Under the guidance of Castle's operations managers, we are also making headway in streamlining work processes. For instance, at Tri-State, which makes OEM plate parts, we reduced cycle time from 7 days to less than 24 hours. Similarly, at our chrome bar finishing facility, we trimmed man-hours per ton by more than one-third. In both cases, we added capacity without capital. These early successes demonstrate our ability to make more efficient use of our existing capital investments, which, in turn, will generate higher inventory turns and lower working capital requirements.

     Increasingly, we are using information systems in support of our operations initiatives. Our Hammond, Indiana heat-treating and cold-finishing facility represents a prime example of this linkage. New software helps set production scheduling, resulting in reduced cycle time, fewer delays and higher service levels. In the world of on-time deliveries, all of these improvements translate into higher customer satisfaction and increased throughput.

     Similarly, as part of our plate processing capabilities, we are utilizing CAD/CAM software to convert customer prints and electronic files into the most efficient cutting configuration. We then "pull" material through the process, minimizing material usage and inventory requirements. Typical manufacturing "pushes" products on the basis of forecasts. Developing processes that "pull" products through the value stream based on actual customer demand provides a further example of how we are using the latest and best thinking in manufacturing and distribution to create a supply chain-driven organization.

     We are confident about the positive implications that our re-engineering will have on working capital, customer service, available capacity and cycle times - all key components of our strategic initiatives to improve operating margins and asset utilization.

8   2000 Annual Report

                             A. M. Castle's & Co.'s Roadmap to Shareholder Value
------------------------------------------------------------------------- [LOGO]

Increasing Operating Margins

[_] Fix Under-Performing Areas of the Core Business

[X] Reduce Operating Costs

[X] Utilize E-Commerce to Reduce Costs and Improve Service

[X] Improve Information Systems


Improving Asset Utilization

[X] Improve Inventory Performance

[_] Increase Volume to Utilize Excess Capacity

[_] Exit Non-Strategic Businesses


Growing Our Revenues

[X] Improve Customer Service

[_] Revitalize Salesm Organization

[_] Leverage Sales Opportunities for Existing Businesses

[X] Focus On Growth Markets

[PHOTO]
John Nordin and User Group Advisory Team.

INFORMATION SYSTEMS TEAM: Creating Seamless Links With Customers and Suppliers This team's mission is to build an information infrastructure tied to key business processes. In layman's terms, this means we are prioritizing those activities that add the most value for customers, and then supporting them with state of the art information technology. Wherever possible, we are taking advantage of the outstanding commercial software solutions available. Implementing "out of the box" software solutions, with a minimum of customization, helps to lessen information technology expenses and speeds the implementation of solutions.

     Under the leadership of John Nordin, Vice President and CIO, our information systems goal is to achieve the highest return on Castle's information systems portfolio, including:

     1. Supply chain management covering purchasing, inventory management, forecasting and order processing;
     2. Electronic commerce applications ranging from EDI exchanges and sales force automation to web-based transactions; and
     3. Industry-specific applications such as material testing, plate processing and warehouse management.

     Traditionally, Castle has pioneered a number of customer-facing electronic initiatives in our industry. We began our e-commerce initiatives over 15 years ago with order entry. Today, the metals industry is ripe for e-commerce efficiencies, and Castle is once again assuming a lead role.

     The next phase in our information systems investment involves upgrading our internal information technology capabilities to operate with maximum efficiency. We also plan to be "net-ready" for industry initiatives underway that are transforming the way we communicate with customers. In support of these objectives, we are implementing a three-pronged approach. First, we continue to enhance our traditional EDI capabilities. Second, we have developed Castle Direct, our proprietary e-commerce platform and internal electronic network. Third, as earlier described, we have played a major role in spearheading a new metals marketplace with our participation in MetalSpectrum.com, an open electronic marketplace. Many of the world's metal leaders, including mills, distributors, service centers, fabricators and OEMs, are using MetalSpectrum.com to conduct business.

     As we develop leading-edge information solutions within our business, we are also pursuing the next generation of customer information delivery, which utilizes the Internet to reduce transaction costs, and to facilitate and broaden the flow of information between Castle and its customers. Fast, accurate information is becoming a much more valuable part of the specialty metals distribution process.

     Our e-commerce goal is to enhance the customer relationship. Tangible results will include reduced cycle time and improved data integrity. Whether the customer is a multinational aerospace manufacturer or a five-person metal shop, there are enormous benefits to driving more transactions and interactions over the web. Our internal information systems initiatives are being designed to fully integrate with e-commerce initiatives. Being fully integrated with the electronic metals marketplace presents one of our greatest long-term opportunities to cost-effectively serve all types and sizes of customers.

                                                           A. M. Castle & Co.  9

_______________________________________________________________________________
A. M. Castle & Co. and Subsidiaries

Consolidated Eleven-Year Financial And Operating Summary
================================================================================

(Dollars in millions, except employee and per share data-Note 7)                          2000           1999          1998
------------------------------------------------------------------------------------------------------------------------------
Supplemental     Tons sold (in thousands).........................................            389            373           394
Summary of       Net sales........................................................     $    744.5       $  707.5    $    792.8
Earnings           Cost of sales..................................................          522.9          483.2         559.1
                   Special charges................................................            2.0             --            --
                                                                                       ---------------------------------------
                 Gross profit.....................................................          219.6          224.3         233.7
                   Operating expenses.............................................          195.5          189.1         185.1
                   Impairment and other operating expenses........................            6.5             --            --
                                                                                       ---------------------------------------
                 EBITDA*..........................................................           17.6           35.2          48.6
                   Depreciation and amortization..................................            9.7            9.9           8.5
                   Interest expense, net..........................................           10.3           10.6           9.4
                                                                                       ---------------------------------------
                 (Loss) income before income taxes................................           (2.4)          14.7          30.7
                   Income taxes...................................................            (.7)           6.0          12.2
                                                                                       ---------------------------------------
                 Net (loss) income................................................           (1.7)           8.7          18.5
                 Cash dividends...................................................           11.0           11.0          10.6
                                                                                       ---------------------------------------
                 Reinvested earnings..............................................     $    (12.7)      $   (2.3)   $      7.9
                                                                                       =======================================
--------------------------------------------------------------------------------------------------------------------------------
Share Data       Number of shares outstanding at year-end (in thousands)..........         14,161         14,048        14,043
(Note 7)         Net (loss) income per share basic................................     $    (0.12)      $   0.62    $     1.32
                 Net (loss) income per share diluted..............................     $    (0.12)      $   0.62    $     1.32
                 Cash dividends per share.........................................     $     0.78       $   0.78    $    0.755
                 Book value per share.............................................     $     9.12       $  10.10    $    10.25
--------------------------------------------------------------------------------------------------------------------------------
Financial        Working capital..................................................     $    155.3       $  128.1    $    182.8
Position         Property, plant and equipment, net...............................     $     91.1       $   97.1    $     94.6
at Year-End      Total assets.....................................................     $    418.9       $  413.3    $    460.0
                 Total debt.......................................................     $    164.6       $  126.5    $    176.1
                 Stockholders' equity.............................................     $    129.2       $  141.8    $    144.0
--------------------------------------------------------------------------------------------------------------------------------
Balanced         Return on sales..................................................            (.2%)          1.2%          2.3%
Scorecard        Total capital turnover...........................................            2.4            2.6           2.6
Ratios           Return on total capital..........................................            (.6%)          3.3%          6.0%
                 Financial Leverage...............................................            2.1            1.9           2.3
                 Return on opening stockholders' equity...........................           (1.2%)          6.1%         13.5%
                 Percent earnings reinvested......................................         (747.1%)        (26.4%)        42.7%
                 Percent (decrease) increase in equity............................           (8.9%)         (1.5%)         5.3%

                 Per employee data (in thousands)
                   Net sales......................................................     $    370.8       $  364.8    $    415.7
                   Gross profit...................................................     $    109.4       $  115.7    $    122.6
                   Operating expenses, impairment and other operating expenses....     $    100.6       $   97.5    $     97.1
                   EBITDA*........................................................     $      8.8       $   18.2    $     25.5
--------------------------------------------------------------------------------------------------------------------------------
Other Data       Additions to property, plant and equipment.......................     $     13.2       $   17.8    $     30.2
                 Stockholders at year-end.........................................          1,586          1,601         1,657
                 Employees at year-end............................................          2,008          1,939         1,907
--------------------------------------------------------------------------------------------------------------------------------

This schedule is prepared reflecting accounting changes as required or allowed to more fairly present the results of operations over the eleven-year period. Statements for years preceding these changes have not been revised to reflect their retroactive application of these changes. Refer to prior year annual reports for specific accounting changes.

10  2000 Annual Report

------------------------------------------------------------------------- [LOGO]

================================================================================================
   1997      1996          1995         1994          1993         1992       1991       1990
------------------------------------------------------------------------------------------------
     378        331           343          338           308          249        234         248
$  754.9    $ 672.6     $   627.8     $  536.6      $  474.1     $  423.9    $ 436.4    $  478.9
   540.3      481.4         454.4        391.4         351.8        313.7      331.1       363.6
      --         --            --           --            --           --         --          --
------------------------------------------------------------------------------------------------
   214.6      191.2         173.4        145.2         122.3        110.2      105.3       115.3
   164.3      139.9         121.7        112.1         102.1         94.9       92.8        97.5
      --         --            --           --            --           --         --          --
------------------------------------------------------------------------------------------------
    50.3       51.3          51.7         33.1          20.2         15.3       12.5        17.8
     6.6        5.3           4.5          4.6           4.8          4.9        5.3         5.2
     4.2        2.9           2.9          3.2           3.8          4.3        6.8         6.8
------------------------------------------------------------------------------------------------
    39.5       43.1          44.3         25.3          11.6          6.1         .4         5.8
    15.7       17.0          17.5          9.9           4.7          2.7         .2         2.7
------------------------------------------------------------------------------------------------
    23.8       26.1          26.8         15.4           6.9          3.4         .2         3.1
     9.2        8.0           6.0          3.6           2.9          2.9        3.9         4.9
------------------------------------------------------------------------------------------------
$   14.6    $  18.1     $    20.8     $   11.8      $    4.0     $    0.5    $  (3.7)  $    (1.8)
================================================================================================
------------------------------------------------------------------------------------------------
  14,041     14,008        13,945       13,850        13,646       13,643     13,643      13,616
$   1.70    $  1.86     $    1.93     $   1.12      $   0.50     $   0.25    $  0.02    $   0.23
$   1.69    $  1.86     $    1.93     $   1.11      $   0.50     $   0.25    $  0.02    $   0.23
$   0.66    $  0.57     $    0.43     $   0.26      $   0.22     $   0.22    $  0.29    $   0.36
$   9.74    $  8.70     $    7.41     $   5.94      $   5.10     $   4.80    $  4.74    $   5.02
------------------------------------------------------------------------------------------------
$  120.8    $  80.4     $    84.8     $   76.6      $   86.7     $   75.8    $  80.9    $   90.5
$   77.4    $  62.7     $    44.5     $   41.2      $   41.0     $   43.2    $  47.4    $   54.8
$  366.4    $ 261.4     $   222.5     $  213.1      $  204.2     $  195.2    $ 190.4    $  226.6
$   93.4    $  43.4     $    30.8     $   42.3      $   63.4     $   58.6    $  69.4    $   92.7
$  136.7    $ 121.9     $   103.4     $   82.2      $   69.5     $   65.5    $  64.7    $   68.3
------------------------------------------------------------------------------------------------
     3.2%       3.9%          4.3%         2.9%          1.5%         0.8%       0.1%        0.7%
     3.6        4.6           5.6          4.8           3.7          3.5        3.2         3.0
    11.2%      18.0%         23.9%        13.9%          5.4%         2.8%       0.1%        1.9%
     1.7        1.4           1.4          1.6           1.9          1.9        2.0         2.3
    19.6%      25.3%         32.6%        22.2%         10.5%         5.2%       0.3%        4.5%
    61.3%      69.3%         77.6%        76.6%         58.0%        14.7%        --%      (58.0%)
    12.1%      17.9%         25.8%        18.3%          6.1%         1.2%      (5.3%)      (2.0%)


$  402.2    $ 446.9     $   510.0     $  452.8      $  393.8     $  354.4    $ 344.2    $  347.3
$  114.3    $ 127.0     $   140.8     $  122.5      $  101.6     $   92.1    $  83.0    $   83.6
$   87.5    $  93.0     $    98.9     $   94.6      $   84.8     $   79.3    $  73.2    $   70.7
$   26.8    $  34.0     $    41.9     $   27.9      $   16.8     $   12.8    $   9.8    $   12.9
------------------------------------------------------------------------------------------------
$   16.2    $  22.5     $    11.8     $    7.9      $    4.6     $    1.8    $   3.3    $   13.4
   1,699      1,613         1,618        1,639         1,625        1,670      1,750       1,730
   1,877      1,505         1,231        1,185         1,204        1,196      1,268       1,379
================================================================================================

* Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure that is computed as net income, excluding interest, taxes, depreciation and amortization. This measure may not be comparable to similarly titled measures reported by other companies. The Company feels that EBITDA is a measure that should be reported because of its importance to the professional investment community.

                                                          A. M. Castle & Co.  11

--------------------------------------------------------------------------------

Financial Review

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes.

Overview

Castle's operating results reflected the difficult market environment that emerged in the second half of 1998 and which has continued through 1999 and 2000. Gross margin compression has been an issue throughout the service center industry due to an inability to fully recover rapidly increasing mill prices on a timely basis. This, in turn, exerted negative leverage on earnings.

     In order to curb the declining results of the past couple years, the Company engaged in a strategic review of its operations. This review resulted in a pre-tax charge of $8.5 million against current year earnings. This special charge is part of a larger plan which includes selling selected under-performing assets, driving higher inventory turns, improving plant and equipment utilization and reducing overhead thereby increasing margins and operating cash flow. It is anticipated that these actions will have a positive effect on future earnings.

2000 Compared with 1999

Revenues for 2000 of $744.5 million were 5.2% over the $707.5 million generated in 1999. Approximately 91% of all revenues were derived from its core business, the distribution of specialty metal products. Carbon and Stainless Steel accounted for 73% of the sales of these products with the balance being provided from the sales of non-ferrous metal products.

     Gross profit decreased by 2.1% to $219.6 million from $224.3 in 1999. $2.0 million of the reduction is due to special charges made to cost of sales. These charges were the result of writing down slow moving inventories in preparation for re-manufacturing them into more saleable items. A precipitous drop in sales over the last four weeks of the year also had a negative impact on the annual results. Gross margin percentage decreased from 31.7% in 1999 to 29.5% in 2000. The reduction in margin was primarily caused by the inability to pass mill cost increases to customers on a timely basis along with a year-to-year swing in the net LIFO (last-in, first-out) adjustment which decreased gross profit in 2000 by $.7 million as compared to an increase of $3.1 million in 1999.

Substantially all inventories are valued using the LIFO method.

     Total operating expenses (before Impairment and other operating expenses) for 2000 were $195.5 million, as compared to $189.1 million, an increase of 3.4%. Much of the increase was due to start-up costs associated with a major warehouse consolidation project and the implementation of a warehouse management system. Both programs proved to be more difficult and costly than anticipated. Increased fuel costs also had a negative effect along with a $.5 million loss on the investment in a start-up metal industry e-commerce joint venture (MetalSpectrum). As part of the strategic review of the Company's operations, impairment losses and other operating expenses of $6.5 million were charged to operating expense in the fourth quarter of 2000. These losses were taken to reduce the book values of one of its processing facilities, a joint venture and other non-productive assets to fair value in anticipation of their sale or other disposition. See note 8 for detail information.

     Depreciation and amortization expense and net interest expense were comparable to 1999.

     Castle's 2000 effective income tax rate at 30.1%, was under the 40.7% rate last year due to the effect of permanent differences and earnings mix on a very low pre-tax loss base.

     Net loss totalled $1.7 million for 2000 compared to net income of $8.7 million in 1999. Basic earnings per share declined from $.62 in 1999 to a loss of $.12 in 2000. Net income before special charges and impairment and other operating expenses (net of statutory income tax rates) was $.25 per share.

1999 Compared with 1998

Revenues for 1999 of $707.5 million were 10.8% under the record sales of $792.8 generated in 1998. Carbon and stainless steels generated approximately 76% of total sales, with the balance provided by non-ferrous metals.

     Gross profit decreased by 4.0% to $224.3 million from $233.7 million in 1998. Gross margin percentage increased to 31.7% from the 29.5% generated in 1998. The gross margin gain reflected the higher value added contribution from acquisitions and internal investment in leading edge processing

12  2000 Annual Report

--------------------------------------------------------------------------[LOGO]


technologies. Substantially all inventories are valued using the LIFO (last-in, first-out) method. In 1999, the net LIFO adjustment had the effect of increasing Castle's gross profit by $3.1 million.

     Total operating expenses for 1999 were $189.1 million, as compared to $185.1 million in 1998, an increase of 2.2%. The increase was due to higher expenses at the Company's newly acquired subsidiaries in support of growing revenues and operating profits. These increases were offset by major reductions in payroll and other expense in its core business units, which were the result of the Company's business process improvement initiatives. Depreciation and amortization expense increased by $1.4 million or 16.3% over the prior year, reflecting both internal and external expansion. Net interest expense increased $1.2 million over 1998 due primarily to higher average inventory levels.

     Castle's 1999 effective income tax rate, at 40.7%, was over the 1998 rate of 39.7% due to the effect of permanent differences and earnings mix on a lower pre-tax base.

     Net earnings totalled $8.7 million for 1999 compared to $18.5 million in 1998. Basic earnings per share declined 53% to 62 cents for 1999 as compared to $1.32 in 1998.

Capital Expenditures

Capital expenditures for 2000 totalled $13.2 million as compared to $17.8 million in 1999. Major expenditures included the consolidation of warehouse facilities, the implementation of new technology in a warehouse management system and increased processing capabilities.

     The 1999 capital expenditures totalled $17.8 million as compared to $30.2 million in 1998. These expenditures were primarily directed at expanding processing capabilities with the largest investments occurring at the company's H-A Industries facility in Hammond, Indiana and it's KSI, LLC facility in LaPorte, Indiana.

     During 2000 and 1999, the company sold and leased back approximately $8.3 million and $7.4 million of fixed assets respectively, which added to cash flow and reduced long-term borrowing.

Liquidity and Capital Resources

Over the past three years, Castle has invested over $95.0 million in capital expenditures and investments in new businesses. In the past, earnings and cash flow, along with planned debt financing had provided for strategic expansion. Due to the weak earnings performance in 2000, debt financing was needed for capital expenditures and working capital increases. Total borrowings were $164.6 million at year-end 2000 as compared to $126.5 million at 1999 year-end. These new borrowings caused an increase in its debt-to-capital ratio of nearly 9 percentage points to 56%, which is slightly above the Company's target range of 40-55%. In order to reduce debt, the Company is taking immediate steps to reduce operating expense including a reduction in workforce of 8 to 10 percent in 2001 along with the continued implementation of its asset-restructuring plan. The special charges and asset impairment expenses incurred in 2000 are the beginnings of this plan.

     Working capital was $155.3 million at December 31, 2000 as compared to $128.1 million at year-end 1999. Inventories decreased by $6.4 million from 1999 values. The decrease mainly occurred in the fourth quarter of 2000. This fourth quarter reduction also had the effect of reducing accounts payable by $18.2 million since major purchases were curtailed. Accounts receivable increased by $8.3 million from the prior year-end. The number of days outstanding at the end of 2000 was 47.0, up 1.2 days from the 45.8 at December 31, 1999. Several large balances were written off during the year due to bankruptcy. Collections currently are strong and management believes that the remaining net accounts receivable at December 31, 2000 are of good quality. An income tax receivable of $4.1 million at year-end was generated due to the fourth quarter loss and will be realized early in 2001.

     Castle had committed and uncommitted lines of credit of $115.1 million at December 31, 2000, compared to $171.7 million at December 31, 1999. Management believes that funds generated from future operations and existing lines of credit should provide adequate funding for current business operations.

     Castle has not entered into any market risk agreements of a material nature. Fixed rate debt outstanding as of December 31, 2000 totalled $103.3 million with an average interest rate of 6.8%. Variable interest rate debt outstanding as of December 31, 2000 totalled $61.3 million with an average interest rate of 6.2%.

                                                           A.M. Castle & Co.  13

--------------------------------------------------------------------------------
A. M. Castle & Co. and Subsidiaries


Common Stock Information
(Dollars in thousands, except per share data)

========================================================================================
                                 DIVIDENDS                  STOCK PRICE RANGE
                                2000    1999           2000                 1999
----------------------------------------------------------------------------------------
First quarter................  $.195    $.195   10 1/2     12 11/16    12 1/16    16
Second quarter...............   .195     .195    8 5/16    12 9/16     12 5/16    17
Third quarter................   .195     .195    8 13/16   10 3/4      12 5/8     18 1/4
Fourth quarter...............   .195     .195    8 11/16   12 1/4      10 3/4     13 1/8
                               --------------
                               $.780    $.780
                               ==============
----------------------------------------------------------------------------------------

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

Supplementary Schedules

                                                            Years Ended December 31,
========================================================================================
(Dollars in thousands, except per share data)             2000         1999      1998
----------------------------------------------------------------------------------------
Current assets

Cash..............................................     $    2.1    $     2.6   $     3.0
Accounts receivable, net..........................         91.6         83.4        85.7
Inventories, at latest cost.......................        206.1        206.5       269.2
Income tax receivable.............................          4.1           --          --
Other current assets..............................          1.4          1.5         1.6
                                                      ----------------------------------
Total current assets..............................        305.3        294.0       359.5
Less--current liabilities.........................       (124.3)      (143.8)     (145.4)
                                                      ----------------------------------
Net current assets................................        181.0        150.2       214.1
Prepaid expenses and other assets.................         55.6         51.1        50.8
Investment in joint ventures......................          9.7          8.1         7.1
Fixed and other assets, net.......................         91.1         97.1        94.7
                                                      ----------------------------------
Total assets, less current liabilities............        337.4        306.5       366.7
Long-term debt....................................       (161.1)      (122.6)     (172.3)
Deferred income taxes.............................        (18.1)       (16.4)      (15.1)
Minority interest.................................         (1.0)        (1.9)       (1.8)
Post-retirement benefit...........................         (2.3)        (1.7)       (2.2)

Unrecognized inventory gain, net of taxes.........        (25.7)       (22.1)      (31.3)
                                                      ----------------------------------
Stockholders' equity..............................    $   129.2     $  141.8    $  144.0
                                                      ==================================
----------------------------------------------------------------------------------------

14  2000 Annual Report

--------------------------------------------------------------------------[LOGO]

A. M. Castle & Co. and Subsidiaries

Consolidated Statements of Income

                                                                                                  Years Ended December 31,
=================================================================================================================================
(Dollars in thousands, except per share data)                                               2000            1999           1998
---------------------------------------------------------------------------------------------------------------------------------
Net sales............................................................................   $    744,509   $    707,465   $   792,846
Cost of material sold................................................................        522,847        483,126       559,084
Special charges......................................................................          2,016             --            --
                                                                                        -----------------------------------------
     Gross profit on sales...........................................................        219,646        224,339       233,762
Operating expenses...................................................................        195,478        189,132       185,109
Impairment and other operating expenses..............................................          6,516             --            --
Depreciation and amortization expense (Note 1).......................................          9,769          9,866         8,486
Interest expense, net (Notes 2 and 4)................................................         10,278         10,643         9,438
                                                                                        -----------------------------------------
Income (loss) before income taxes....................................................         (2,395)        14,698        30,729
                                                                                        -----------------------------------------
Income taxes (Notes 1 and 3)
     Federal-currently payable.......................................................          2,873          2,089         7,517
            -deferred................................................................         (3,568)         2,867         2,420
     State...........................................................................            (25)         1,028         2,270
                                                                                        -----------------------------------------
                                                                                                (720)         5,984        12,207
                                                                                        -----------------------------------------
Net (loss) income....................................................................   $     (1,675)  $      8,714   $    18,522
                                                                                        =========================================
Basic (loss) income per share (Notes 1 and 7)........................................   $      (0.12)  $       0.62   $      1.32
                                                                                        =========================================
Diluted (loss) income per share (Notes 1 and 7)......................................   $      (0.12)  $       0.62   $      1.32
                                                                                        =========================================
---------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Reinvested Earnings

                                                                                                     Years Ended December 31,
====================================================================================================================================
(Dollars in thousands, except per share data)                                                  2000         1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year............................................................   $   120,385   $   122,629    $  114,709
Net (loss) income.......................................................................        (1,675)        8,714        18,522
Cash dividends--$0.78 in 2000, $.78 in 1999, and $.755 in 1998..........................       (11,007)      (10,958)      (10,602)
                                                                                           -----------------------------------------
Balance at end of year..................................................................   $   107,703   $   120,385    $  122,629
                                                                                           =========================================
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                          A. M. Castle & Co.  15

--------------------------------------------------------------------------------

A. M. Castle & Co. and Subsidiaries

Consolidated Balance Sheets

                                                                                                    Years Ended December 31,
====================================================================================================================================
(Dollars in thousands)                                                                          2000         1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash (Note 1).............................................................................  $   2,079   $    2,578   $     2,954
  Accounts receivable, less allowances of $600 in 2000, 1999, and 1998......................     91,636       83,352        85,688
  Inventories--principally on last-in, first-out basis (latest cost higher by approximately
    $42,900 in 2000, $36,900 in 1999, and $52,100 in 1998) (Note 1).........................    163,206      169,618       217,152
  Income tax receivable (Notes 1 and 3).....................................................      4,116           --            --
  Other current assets......................................................................      1,426        1,559         1,619
                                                                                              --------------------------------------
     Total current assets...................................................................    262,463      257,107       307,413
                                                                                              --------------------------------------
Investment in joint ventures................................................................      9,714        8,057         7,090
                                                                                              --------------------------------------
Prepaid expenses and other assets (Note 1)..................................................     55,566       51,100        50,838
                                                                                              --------------------------------------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land......................................................................................      5,827        5,957         5,955
  Buildings.................................................................................     51,187       52,841        51,323
  Machinery and equipment...................................................................    123,740      129,011       120,502
                                                                                              --------------------------------------
                                                                                                180,754      187,809       177,780
  Less--accumulated depreciation............................................................     89,646       90,732        83,158
                                                                                              --------------------------------------
                                                                                                 91,108       97,077        94,622
                                                                                              --------------------------------------
Total assets................................................................................  $ 418,851   $  413,341   $   459,963
                                                                                              ======================================
Liabilities and stockholders' equity
Current liabilities
  Accounts payable..........................................................................  $  84,734   $  102,976   $    98,835
  Accrued payroll and employee benefits (Note 6)............................................     10,929       10,407        11,199
  Accrued liabilities.......................................................................      6,925        6,823         7,337
  Current and deferred income taxes (Notes 1 and 3).........................................      1,130        4,876         3,445
  Current portion of long-term debt (Note 4)................................................      3,425        3,915         3,765
                                                                                              --------------------------------------
     Total current liabilities..............................................................    107,143      128,997       124,581
                                                                                              --------------------------------------
Long-term debt, less current portion (Note 4)...............................................    161,135      122,625       172,313
                                                                                              --------------------------------------
Deferred income taxes (Notes 1 and 3).......................................................     18,096       16,356        15,105
                                                                                              --------------------------------------
Minority interest...........................................................................        971        1,861         1,757
                                                                                              --------------------------------------
Post retirement benefit obligations (Notes 1 and 6).........................................      2,265        1,691         2,195
                                                                                              --------------------------------------
Stockholders' equity (Notes 1 and 7)
  Common stock, without par value--authorized 30,000,000 shares; issued and outstanding
    14,160,564 in 2000, 14,048,070 in 1999 and 14,043,505 in 1998...........................     27,625       27,625        27,465
  Earnings reinvested in the business.......................................................    107,703      120,385       122,629
  Accumulated other comprehensive (loss) income (Note 1)....................................     (1,123)        (665)         (681)
  Other.....................................................................................       (805)          --            --
  Treasury stock, at cost (742,191 shares in 2000, 854,685 shares in 1999
    and 845,938 shares in 1998).............................................................     (4,159)      (5,534)       (5,401)
                                                                                              --------------------------------------
     Total stockholders' equity.............................................................    129,241      141,811       144,012
                                                                                              --------------------------------------
Total liabilities and stockholders' equity..................................................  $ 418,851   $  413,341   $   459,963
                                                                                              ======================================

--------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.

16  2000 Annual Report

--------------------------------------------------------------------------[LOGO]

A. M. Castle & Co. and Subsidiaries

Consolidated Statements of Cash Flows

                                                                                                  Years Ended December 31,
=================================================================================================================================
(Dollars in thousands)                                                                         2000         1999          1998
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net (loss) income....................................................................   $    (1,675)  $    8,714    $  18,522
Adjustments to reconcile net income to net cash provided from operating activities
     Depreciation and amortization......................................................         9,769        9,866        8,486
     Loss (gain) on sale of facilities/equipment........................................            21         (202)         (47)
     Increase in deferred taxes.........................................................         1,740        1,251        2,562
     (Increase) decrease in prepaid expenses and other assets...........................        (4,592)         972       (1,167)
     (Increase) decrease in investment in joint ventures................................        (1,657)        (967)      (1,791)
     Increase (decrease) in post retirement benefit obligation..........................           574         (504)        (787)
     (Decrease) increase in minority interest...........................................          (890)         104          865
     Asset impairment...................................................................         5,700           --           --
     Other..............................................................................            10          (36)         (25)
                                                                                           -------------------------------------
Cash provided from operating activities before changes in current accounts..............         9,000       19,198       26,618
                                                                                           -------------------------------------
   (Decrease) increase from changes in:
     Accounts receivable................................................................        (8,274)       2,559        9,437
     Inventories........................................................................         5,006       47,584      (54,467)
     Other current assets...............................................................           133           60         (635)
     Accounts payable...................................................................       (20,006)       4,118       (3,850)
     Accrued payroll and employee benefits..............................................           482         (812)      (1,669)
     Current and deferred income taxes..................................................        (7,862)       1,431         (489)
     Accrued liabilities................................................................            83         (541)       1,527
     Special charges and other working capital adjustments..............................         2,832           --           --
                                                                                           -------------------------------------
Net increase (decrease) from changes in current accounts................................       (27,606)      54,399      (50,146)
                                                                                           -------------------------------------
Net cash (used by) provided from operating activities...................................       (18,606)      73,597      (23,528)
                                                                                           -------------------------------------
Cash flows from investing activities
   Investments and acquisitions (Note 10)...............................................        (4,050)      (3,129)     (26,171)
   Proceeds from sales of facilities/equipment (Note 5).................................         8,264        7,399        9,640
   Capital expenditures.................................................................       (13,231)     (17,770)     (30,236)
                                                                                           -------------------------------------
Net cash from investing activities......................................................        (9,017)     (13,500)     (46,767)
                                                                                           -------------------------------------
Cash flows from financing activities
   Proceeds from issuance of long-term debt.............................................        46,484        3,346       84,639
   Repayments of long-term debt.........................................................        (8,464)     (52,968)      (2,944)
   Dividends paid.......................................................................       (11,007)     (10,958)     (10,602)
   Net proceeds from issuance of stock..................................................            --           27           43
   Other................................................................................           111           80         (662)
                                                                                           -------------------------------------
Net cash provided from (used by) financing activities...................................        27,124      (60,473)      70,474
                                                                                           -------------------------------------
Net (decrease) increase in cash.........................................................          (499)        (376)         179
Cash--beginning of year.................................................................         2,578        2,954        2,775
                                                                                           -------------------------------------
Cash--end of year.......................................................................   $     2,079   $    2,578    $   2,954
                                                                                           =====================================
Supplemental disclosures of cash flow information
   Cash paid during the year for--
     Interest...........................................................................   $    10,992   $   11,353    $   7,987
                                                                                           -------------------------------------
     Income taxes.......................................................................   $     5,402   $    3,302    $  10,134
                                                                                           =====================================
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                           A.M. Castle & Co.  17

_______________________________________________________________________________
Notes To Consolidated Financial Statements

(1) Principal accounting policies and business description

Nature of operations--The Company is an industrial distributor of specialty metals including carbon, alloy, and stainless steels; nickel alloys; aluminum; titanium; copper and brass throughout the United States, Canada, Europe and Mexico. The customer base includes many Fortune 500 companies as well as thousands of medium and smaller sized ones in various industries primarily within the producer durable equipment sector. The Company also distributes industrial plastics through its subsidiary Total Plastics, Inc.

Basis of presentation--The financial statements include A. M. Castle & Co. (the Company) and its subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to 2000 presentation.

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

Accumulated Other Comprehensive Income (Loss)--The components of other comprehensive income are as follows: (dollars in thousands)

--------------------------------------------------------------------------------
                                               Comprehensive  Accumulated Other
                                                   Income      Comprehensive
                                                   (Loss)      Income (Loss)
--------------------------------------------------------------------------------
Balance at December 31, 1997.................                     $    85
Net Income...................................     $18,522
Foreign Currency Translation Loss
   (Net of Income Tax of $122)...............        (183)           (183)
Pension Liability Adjustment
   (Net of Income Tax of $389)...............        (583)        $  (583)
                                                  -------
Comprehensive Income.........................     $17,756
                                                  =======
Balance at December 31, 1998.................                        (681)
Net Income...................................     $ 8,714
Foreign Currency Translation Loss
   (Net of Income Tax of 23).................     $   (34)            (34)
Pension Liability Adjustment
   (Net of Income Tax $33)...................          50         $    50
                                                  -------
Comprehensive Income.........................     $ 8,730
                                                  =======
Balance at December 31, 1999.................                        (665)
Net Loss.....................................     $(1,675)
Foreign Currency Translation Loss
   (Net of Income Tax of $292)...............        (438)           (438)
Pension Liability Adjustment
   (Net of Income Tax of $13)................         (20)        $   (20)
                                                  -------
Comprehensive Loss...........................     $(2,133)
                                                  =======
Balance at December 31, 2000.................                     $(1,123)
                                                                  =======
--------------------------------------------------------------------------------

Earnings per share--In accordance with SFAS No. 128 "Earnings per Share" below is a reconciliation of the basic and diluted earnings per share calculations for the three-year reporting period. (dollars and shares in thousands)


--------------------------------------------------------------------------------
                                                  2000        1999         1998
--------------------------------------------------------------------------------
Net (loss) income............................  $ (1,675)   $ 8,714    $  18,522
Weighted average common shares outstanding...    14,054     14,046       14,043
Dilutive effect of outstanding employee and
   directors' common stock options...........        --          4           40
                                               --------------------------------
Diluted common shares outstanding............    14,054     14,050       14,083
                                               ================================
Basic (loss) earnings per share..............  $  (0.12)   $  0.62    $    1.32
                                               ================================
Diluted (loss) earnings per share............  $  (0.12)   $  0.62    $    1.32
                                               ================================
Outstanding employee and directors' common
   stock options having no dilutive effect...     1,353        780          140
                                               ================================

--------------------------------------------------------------------------------
Goodwill--Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40-year period. As required, the Company continually evaluates whether later events or circumstances warrant a revision in the remaining useful life and recoverability of the unamortized balance. Net book value of goodwill included in the prepaid expenses and other assets as of December 31, 2000, 1999 and 1998 was $ 31.6 million, $30.4 million and $29.7 million respectively. Accumulated amortization at December 31, 2000, 1999 and 1998 was $3.6 million, $2.7 million and $1.7 million respectively.

Segment Reporting--In accordance with the requirements of SFAS No. 131, the Company has concluded that its business activities fall into one identifiable business segment since approximately 91% of all revenues are derived from the distribution of its specialty metal products. These products

18  2000 Annual Report

--------------------------------------------------------------------------[LOGO]

are purchased, warehoused, processed and sold using essentially the same systems, facilities, sales force and distribution network. Approximately 73% of current year revenues from these products came from the sale of carbon and stainless steel, with the balance provided from the sale of non-ferrous metal products.

Revenue Recognition--Revenue from product sales is recognized upon shipment to customers. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded. Shipping and handling expenses are recorded as operating expense. These amounts were $26.9 million, $24.9 million and $26.2 million for 2000, 1999 and 1998 respectively.

New Accounting Standard--The Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years beginning after June 15, 2000. The Company is required to and will adopt SFAS No. 137 on January 1, 2001. The adoption will not have a significant effect on the Company's consolidated results of operations or financial position.

(2) Short-term debt

Short-term borrowing activity was as follows (in thousands):
--------------------------------------------------------------------------------
                                                    2000       1999      1998
--------------------------------------------------------------------------------
Maximum borrowed.............................     $ 12,500   $ 22,350  $ 22,000
Average borrowed.............................        2,978      3,442     4,979
Average interest rate during the year........          7.1%       5.3%      5.8%
--------------------------------------------------------------------------------

(3) Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's Federal and state deferred tax liabilities and assets as of December 31, 2000, 1999 and 1998 are as follows (in thousands):
--------------------------------------------------------------------------------
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Deferred tax liabilities:
     Depreciation............................     $ 11,540   $ 10,473  $  9,790
     Inventory, net..........................        3,930      8,505     6,566
     Pension.................................        7,104      6,105     5,793
                                                  -----------------------------
        Total deferred liabilities...........       22,574     25,083    22,149
                                                  -----------------------------
Deferred tax assets:
     Postretirement benefits.................        1,065      1,021       952
     Other, net..............................        2,518        807       950
                                                  -----------------------------
        Total deferred tax assets............        3,583      1,828     1,902
                                                  -----------------------------
Net deferred tax liabilities.................     $ 18,991   $ 23,255  $ 20,247
                                                  =============================
--------------------------------------------------------------------------------

     The components of the provision for deferred income (benefit) Federal tax for the years ended December 31, 1999 and 2000, 1998, are as follows
(in thousands):
--------------------------------------------------------------------------------
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Depreciation.................................     $    908   $    614  $  1,526
Inventory, net...............................       (3,982)     1,714     1,424
Pension/Postretirement benefits..............          954        218       157
Other, net...................................       (1,448)       321      (687)
                                                  -----------------------------
                                                  $ (3,568)   $ 2,867  $  2,420
                                                  =============================
--------------------------------------------------------------------------------

     A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually (benefited) provided is as follows (in thousands):
--------------------------------------------------------------------------------
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Federal (benefit) income tax at
 statutory rates.............................     $   (838)   $ 5,144  $ 10,755
State income taxes, net of Federal
income tax benefits..........................         (109)       669     1,448
Other........................................          227        171         4
                                                  -----------------------------
Income tax (benefit) provision...............     $   (720)   $ 5,984  $ 12,207
                                                  =============================
--------------------------------------------------------------------------------

(4) Long-term debt

Long-term debt consisted of the following at December 31, 2000, 1999 and 1998 (in thousands):
--------------------------------------------------------------------------------
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Revolving credit agreement (a) (c)..............  $ 46,541    $    --  $ 49,179
6.49% insurance company term loan, due in
   equal installments from 2004 through 2008....    20,000     20,000    20,000
7.53% insurance company term loan due in
   equal installments through 2005..............     3,286      3,943     4,600
Industrial development revenue bonds at a
   4.3% weighted average rate, due in
   varying amounts through 2010 (b)(c)..........    14,591     15,358    16,225
7.54% insurance company loan due in equal
   installments from 2005 through 2009..........    25,000     25,000    25,000
6.54% average rate insurance company loan
   due in varying installments from 2001
   through 2012.................................    55,000     55,000    55,000
9.3% insurance company term loan, due in
   equal installments through 2000..............        --      1,640     3,310
Other...........................................       142      5,599     2,764
                                                  -----------------------------
Total...........................................   164,560    126,540   176,078
Less--current portion...........................    (3,425)    (3,915)   (3,765)
                                                  -----------------------------
Total long-term portion.........................  $161,135   $122,625  $172,313
                                                  =============================
--------------------------------------------------------------------------------

     The carrying value of long term debt does not differ materially from their estimated fair value as of December 31, 2000.

(a) The Company has revolving credit agreements of $100.0 million domestically and $26.0 million with foreign banks. The credit facilities are five-year revolvers and can be extended annually by mutual agreement. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.

     Interest rate options on the domestic facility are based on Eurodollar Interbank Rates, Reference Rates or competitive Bid Rates from five participating banks. The weighted average interest rate in 2000 was 6.9%. A commitment fee of .22% of the unused portion of the commitment is required on the domestic facility.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain minimum funded debt to total capitalization ratios. At December 31, 2000, the Company was in compliance with all restrictive covenants.

(d) Aggregate annual principal payments required on current and long-term debt (including obligations under capital leases) are due as follows (in thousands):

                                                           A. M. Castle & Co. 19

--------------------------------------------------------------------------------

---------------------------------------------------------------
     Year ending December 31,
---------------------------------------------------------------
     2001........................................      $  3,425
     2002........................................         3,321
     2003........................................         3,299
     2004........................................        10,823
     2005........................................        12,132
     Later years.................................       131,560
                                                       --------
     Total debt..................................      $164,560
                                                       ========
---------------------------------------------------------------

     Total net book value of assets collateralized under financing arrangements approximated $1.7 million at December 31, 2000.

     Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $0.01 million in 2000, 1999 and 1998.

(5) Lease agreements

(a) Description of leasing arrangements--The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases--Obligations under capitalization of leases are not significant.

(c) Operating leases--Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000, are as follows (in thousands):

---------------------------------------------------------------
     Year ending December 31,
---------------------------------------------------------------
     2001......................................      $   7,855
     2002......................................          7,418
     2003......................................          7,005
     2004......................................          6,583
     2005......................................          5,862
     Later years................................        19,093
                                                     ---------
     Total minimum payments required............     $  53,816
                                                     =========
---------------------------------------------------------------

(d) Rental expense--Total rental payments charged to expense were $13.0 million in 2000, $10.9 million in 1999 and $9.8 million in 1998.

(e) Sale and leaseback of assets--During 2000, 1999 and 1998 the Company sold and leased back equipment under operating leases with terms ranging from six to nine years. The assets sold at approximately net book value for proceeds of $8.3, $7.4, and $9.6 million respectively. The leases allow for a purchase option at the end of the lease term of $2.2 million in 2000, $2.0 million in 1999 and $2.6 million in 1998. Annual rentals are $1.2 million for 2000, $1.0 million for the 1999 leases and $1.3 million for the 1998 leases.

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

     Components of net pension benefit cost for 2000, 1999 and 1998 (in thousands):

-----------------------------------------------------------------------------
                                             2000       1999        1998
-----------------------------------------------------------------------------
Service cost...........................   $   1,621   $  2,196   $   1,769
Interest cost..........................       5,362      5,135       4,497
Expected return on assets..............      (9,089)    (8,273)     (6,832)
Amortization of transition assets......          --         --          --
Amortization of prior service cost.....          93         93          69
Amortization of actuarial(gain) loss...        (169)       118          80
                                          --------------------------------
Net periodic benefit cost..............   $  (2,182)  $   (731)   $   (417)
                                          ================================
-----------------------------------------------------------------------------

     Status of the plans at December 31, 2000, 1999 and 1998 was as follows (in thousands):

------------------------------------------------------------------------------------------------------------
                                                                        2000           1999           1998
------------------------------------------------------------------------------------------------------------
Change in projected benefit obligation:
   Benefit obligation at beginning of year                          $    68,713     $  69,135     $   63,969
   Service cost............................................               1,621         2,196          1,769
   Interest cost...........................................               5,362         5,136          4,497
   Benefit payments........................................              (3,882)       (3,504)        (3,338)
   Actuarial loss (gain)...................................                 484        (4,539)         2,142
   Plan amendments.........................................                  --           289             96
                                                                    ----------------------------------------
   Benefit obligation at end of year.......................         $    72,298     $  68,713     $   69,135
                                                                    ========================================
Change in plan assets:
   Fair value of assets at beginning of year...............         $   103,357     $  90,004     $   77,957
   Actual (loss) return on assets..........................              (4,220)       16,844         15,372
   Employer contributions..................................                  13            13             13
   Benefit payments........................................              (3,882)       (3,504)        (3,338)
                                                                    ----------------------------------------
   Fair value of plan assets at year end...................         $    95,268     $  103,35     $   90,004
                                                                    ========================================
Reconciliation of funded status:
   Funded status...........................................         $    22,972     $  34,647     $   20,869
   Unrecognized prior service cost.........................                  13           106            (91)
   Unrecognized actuarial gain.............................              (5,249)      (19,212)        (5,989)
                                                                    ----------------------------------------
   Net amount recognized...................................         $    17,736     $  15,541     $   14,789
                                                                    ========================================
Amounts recognized in balance sheet consist of:
   Prepaid benefit cost....................................         $    20,896     $  18,314     $   16,964
   Accrued benefit liability...............................              (3,815)       (3,475)        (2,994)
   Intangible assets.......................................                 102           169            236
   Accumulated comprehensive income........................                 553           533            583
                                                                    ----------------------------------------
   Net amount recognized...................................         $    17,736     $  15,541     $   14,789
                                                                    ========================================
------------------------------------------------------------------------------------------------------------

     The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:

--------------------------------------------------------------------------------
                                                          2000     1999    1998
--------------------------------------------------------------------------------
Discount rate.......................................      8.00%    8.25%   7.00%
Projected annual salary increases...................      4.75     4.75    4.75
Expected long-term rate of return on plan assets....     10.00    10.00    9.50
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

20  2000 Annual Report

--------------------------------------------------------------------------(LOGO)

Incentives are paid to corporate officers on the basis of total Company performance against objective. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year-end. The amounts charged to income are summarized below (in thousands):

-----------------------------------------------------------------------
                                               2000     1999     1998
-----------------------------------------------------------------------
Profit sharing and 401-K................     $   427  $   415   $ 1,211
                                             ==========================
Management incentive....................     $   286  $   120   $ 1,360
                                             ==========================
-----------------------------------------------------------------------

     The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans.

     Components of net postretirement benefit cost for 2000, 1999 and 1998 (in thousands):

-----------------------------------------------------------------------
                                                2000      1999     1998
-----------------------------------------------------------------------
Service..................................       $ 56      $ 68     $ 79
Interest cost............................        125       126      150
Amortization of prior service cost.......         22        22       22
Amortization of actuarial gain...........        (79)      (54)     (35)
                                                -----------------------
Net periodic benefit cost................       $124      $162     $216
                                                =======================
-----------------------------------------------------------------------

     The status of the plans at December 31, 2000, 1999 and 1998 was as follows (in thousands):

-----------------------------------------------------------------------------------------
                                                       2000        1999            1998
-----------------------------------------------------------------------------------------
Change in projected benefit obligations:
   Benefit obligation at beginning of year.....      $ 1,927      $ 2,293         $ 2,750
   Service cost................................           56           68              79
   Interest cost...............................          125          126             150
   Benefit payments............................         (123)         (84)           (180)
   Actuarial gains.............................         (276)        (476)           (506)
   Curtailments................................           --           --              --
                                                     ------------------------------------
   Benefit obligation at end of year...........      $ 1,709      $ 1,927         $ 2,293
                                                     ====================================
Change in plan assets:
   Fair value of assets at beginning of year...      $    --      $    --         $    --
Employer contributions.........................          123           84             180
   Benefit payments............................         (123)         (84)           (180)
                                                     ------------------------------------
Fair value of plan assets at year-end..........      $    --      $    --         $    --
                                                     ====================================
Reconciliation of funded status:
   Funded status...............................      $(1,709)     $(1,926)        $(2,293)
   Unrecognized prior service cost.............          398          420             441
   Unrecognized actuarial gain.................       (1,181)        (986)           (578)
                                                     ------------------------------------
   Net amount recognized.......................      $(2,492)     $(2,492)        $(2,430)
                                                     ====================================
Amounts recognized in balance sheet consist of:
   Accrued benefit liabilities.................      $(2,492)     $(2,492)        $(2,430)
                                                     ------------------------------------
   Net amount recognized.......................      $(2,492)     $(2,492)        $(2,430)
                                                     ====================================
-----------------------------------------------------------------------------------------

     Future benefit costs were estimated assuming medical costs would increase at a 8.75% annual rate for the current year, with annual increases decreasing by 1% per year thereafter until an ultimate trend rate of 5.75% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated postretirement benefit obligation at December 31, 2000 by $75,000 with no significant effect on the 2000 postretirement benefit expense. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.00% in 2000, 8.25% in 1999 and 7.00% in 1998.

(7) Common stock

Changes in the common and treasury stock accounts during 2000, 1999 and 1998 were as follows (dollars in thousands):

--------------------------------------------------------------------------------
                                Common Stock            Treasury Stock
--------------------------------------------------------------------------------
                                   Shares
                                   Issued      Amount       Shares      Amount
--------------------------------------------------------------------------------
December 31, 1997...........     14,885,943    $27,293      845,019     $ 5,378
Stock options exercised.....          3,500         65          918          23
Other.......................             --        107            1          --
December 31, 1998...........      14,889,44    $27,465      845,938     $ 5,401
Stock options exercised.....         13,312        160        8,747         133
Other.......................             --        --           --           --
December 31, 1999...........     14,902,755    $27,625      854,685     $ 5,534
Stock options exercised.....             --         --           --          --
Other.......................             --         --     (112,494)     (1,375)
December 31, 2000...........     14,902,755    $27,625      742,191     $ 4,159
--------------------------------------------------------------------------------

     During 2000 a lettered stock award of 100,000 shares with a value of $1.2 million was granted. The award vests in various amounts over a three year period. An expense of $400,000 was recorded in 2000 in order to recognize the compensation ratably over the vesting period.

     The Company has long-term stock incentive and stock option plans for the benefit of officers, directors, and key management employees. The plans and related activity are summarized below.

     The 1989 Long-Term Incentive Plan authorized up to 421,875 shares of common stock for use under the plan. Compensation expense is recognized ratably over the vesting period as determined by the plan. Activity under the plan for 2000, 1999 and 1998 is as follows:

---------------------------------------------------------------------------
                                                2000     1999        1998
---------------------------------------------------------------------------
Compensation expense..................        $  --   $    --    $  190,000
                                              =============================
Shares awarded........................           --        --            --
                                              =============================
---------------------------------------------------------------------------

     The Company currently has several stock option plans in effect. The 1990 Restricted Stock and Stock Option Plan authorizes up to 656,250 shares of common stock; the 1995 Directors Stock Option Plan authorizes up to 187,500 shares; the 1996 Restricted Stock and Stock Option Plan authorizes 937,500 shares; and the 2000 Restricted stock and Stock Option Plan authorizes 1,200,000 shares for use under these plans. A summary of the activity under the plans is shown below:

-----------------------------------------------------------------------------------------
                                          Option      Wtd. Avg.
                                          Shares   Exercise Price            Range
-----------------------------------------------------------------------------------------
December 31, 1997.................        324,684      $ 18.64        $  6.60     $ 21.88
Granted...........................        270,610        20.51          20.25       23.13
   Forfeitures....................         (3,869)        6.60                6.60
   Exercised......................         (3,500)       18.52          12.07       18.75
                                        -------------------------------------------------
December 31, 1998.................        587,925        19.58          12.07       23.38
Granted...........................        296,000        15.96          15.06       16.00
   Forfeitures....................        (61,587)       18.73          12.07       21.88
   Exercised......................        (13,312)       12.07               12.07
                                        -------------------------------------------------
December 31, 1999.................        809,026        18.45          12.07       23.38
Granted...........................        622,400        10.73          10.00       12.50
   Forfeitures....................       (100,785)       15.90          10.00       22.44
   Exercised......................            --            --                 --
                                        -------------------------------------------------
December 31, 2000.................      1,330,641      $ 15.03        $ 10.00     $ 23.38
-----------------------------------------------------------------------------------------

     As of December 31, 2000, 745,941 of the 1,330,641 options outstanding were exercisable and had a weighted average contractual life of 7.7 years with a weighted average exercise price of $17.53. The remaining 584,700

                                                          A. M. Castle & Co.  21

________________________________________________________________________________

shares were not exercisable and had a weighted average contractual life of 9.3 years, with a weighted average exercise price of $11.82. The weighted average fair value of the current year's option grant is estimated to be $1.31 per share. The fair value has been estimated on the day of the grant using the Black Scholes option pricing model with the following assumptions, risk free interest rate of 5.25% in 2000 (6.5% in 1999 and 1998), expected dividend yield of 7.4% in 2000 (3.0% in 1999 and 1998), option life of 10 years, and expected volatility of 30 percent.

     The Company has chosen to account for the stock option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. Had compensation cost for these plans been determined under SFAS No. 123, the Company's 2000 net income would have been reduced by approximately $0.4 million or $0.03 per share, 1999 net income would have been reduced by approximately $0.8 million or $0.06 per share and 1998 net income would have been reduced by approximately $1.0 million or $0.07 per share.

(8)  Asset Impairment Special Charges

In 2000, as part of a strategic review of the Company's operations, special charges of $8.5 million were recorded for inventory and other assets impairments.

     Impairment and other operating expenses of $6.5 million were taken on non-productive assets ($2.8 million), a processing facility ($1.9 million)and a joint venture ($1.8 million)in anticipation of their sale over the next year. The carrying value of these assets was written down to the Company's estimate of realizable value. Fair value was either based on appraisal value or other estimates of their worth. Accordingly results could vary significantly from such estimates.

     The Company intends to operate the processing facility and participate in the joint venture while pursuing alternatives for their sale. At December 31, 2000 these assets have a remaining carrying value of $9.2 million. Together, the two entities recorded pre-tax losses of $1.6 million and $2.1 million in 2000 and 1999, and a pre-tax profit of $0.4 million in 1998.

     The Company also had a $2.0 million write-down of slow moving inventories in preparation for re-manufacturing them into more saleable items.

(9)  Contingent liabilities

At December 31, 2000 total exposure under guarantees issued for banking facilities of unconsolidated affiliates was $12.5 million. The Company was contingently liable as endorser on discounted trade acceptances aggregating $5.5 million at December 31, 2000. Also, the Company has $1.6 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.

     The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.

(10) Acquisitions

During 2000 a subsidiary of the Company purchased a 90% interest in a plastics distributor. The aggregate cash consideration paid was $4.0 million. The acquisition has been accounted for as a purchase and is included in the financial statements from the date of acquisition. Also in 2000 the Company invested in an e-commerce company, MetalSpectrum, LLC, which is being accounted for on an equity basis from the date of acquisition. Pro-forma results are not presented, as the amounts do not significantly differ from historical results.

(11) Selected quarterly data (unaudited) The unaudited quarterly results of operations for 2000 and 1999 are as follows (dollars in thousands, except per share data--Note 7):

=================================================================================================
                                                    First      Second       Third       Fourth+
                                                   Quarter     Quarter     Quarter      Quarter
=================================================================================================
2000 quarters
Net sales......................................   $ 195,239   $  192,27  $  184,958    $  172,034
Gross profit...................................      59,294      58,382      54,604        47,366
Net income (loss)..............................       3,766       2,836       1,379        (9,656)
Net income (loss) per share basic..............   $     .27   $     .20  $      .10    $     (.69)
Net income (loss) per share diluted............   $     .27   $     .20  $      .10    $     (.69)

1999 quarters
Net sales......................................   $ 183,460   $ 179,992  $  177,097    $  166,916
Gross profit...................................      56,825      57,152      54,070        56,292
Net income.....................................       2,755       3,134       1,354         1,471
Net income per share basic ....................   $     .20   $     .22  $      .10    $      .10
Net income per share diluted ..................   $     .20   $     .22  $      .10    $      .10
=================================================================================================

+Fourth quarter includes special charges to cost of sales of $2.0 million and $6.5 million of impairment and other operating expenses.

22   2000 Annual Report

------------------------------------------------------------------------- [LOGO]

Report of Independent Public Accountants

To the Stockholders and Board of
Directors of A. M. Castle & Co.:

We have audited the accompanying consolidated balance sheets of A.M. Castle & Co. (a Delaware corporation) and Subsidiaries as of December 31, 2000, 1999 and 1998, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Castle & Co. and Subsidiaries as of December 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Chicago, Illinois
February 1, 2001

                                                          A. M. Castle & Co.  23

________________________________________________________________________________

Directors
Daniel T. Carroll                               Robert S. Hamada                                     John McCartney
Chairman                                        Dean                                                 Vice Chairman
The Carroll Group, Inc. a                       Graduate School of Business University of Chicago    Datatec, Ltd.
management consulting firm                                                                           A technology holding company
                                                Patrick J. Herbert, III
Edward F. Culliton                              President                                            G. Thomas McKane
Vice President and Chief                        Simpson Estates, Inc. a                              President and Chief
Financial Officer                               private management firm                              Executive Officer

Robert W. Grubs                                 John P. Keller                                       John Puth
President and Chief Executive Officer of        President                                            Managing Member J.W. Puth
Anixter International and President and Chief   Keller Group, Inc.                                   Associates, LLC
Executive Officer of Anixter, Inc. a            an industrial manufacturing &                        a consulting firm
distributor of communication products and       coal mining company
wire and cable                                                                                       Michael Simpson
                                                John W. McCarter, Jr.                                Chairman of the Board
William K. Hall                                 President
President and Chief                             The Field Museum (Chicago)
Executive Officer Procyon                       a natural history museum
Technologies, Inc.
An aerospace/defense component manufacturer


Officers

Michael Simpson                                 Tim N. Lafontaine                                    James A. Podojil
Chairman of the Board                           Vice President-Alloy Group                           Treasurer-Controller

G. Thomas McKane                                John R. Nordin                                       Jerry M. Aufox
President and Chief Executive Officer           Vice President and Chief Information Officer         Secretary-Legal Counsel

Edward F. Culliton                              Gise Van Baren                                       Total Plastics, Inc.
Vice President and Chief Financial Officer      Vice President-H-A Industries                        Steven E. Hulbert
                                                                                                     President
Marc Biolchin                                   Craig R. Wilson
Vice President-Tubular Group                    Vice President-Advanced Materials Group              Thomas L. Garrett
                                                                                                     Vice President
M. Bruce Herron                                 Paul J. Winsauer
Vice President-Sales West                       Vice President-Human Resources                       Oliver Steel Plate Company
                                                                                                     James E. Stevenson
Stephen V. Hooks                                Henry C. Winters                                     President
Vice President-Merchandising                    Vice President-Operations

Gary J. Kropf
Vice President-Sales East

24  2000 Annual Report

------------------------------------------------------------------------- [LOGO]

Stockholder Information

General Offices

3400 North Wolf Road
Franklin Park, IL 60131
847-455-7111

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

Annual Meeting
The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 26, 2001 at 10 a.m. Central Daylight Savings Time. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131.

Form 10-K
A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.

--------------------------------------------------------------------------------

A Caution Concerning Forward-Looking Statement

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

--------------------------------------------------------------------------------

A. M. Castle & Co.

Castle Metals Locations
      Atlanta, Buffalo, Charlotte, Chicago, Cincinnati, Cleveland, Dallas, Detroit, Edmonton, Houston, Kansas City, Los Angeles, Milwaukee, Minneapolis, Montreal, Philadelphia, Phoenix, Pittsburgh, San Diego, Seattle, Stockton, Toronto, Tulsa, Wichita, Winnipeg, Worcester

Divisions

      H-A Industries - Hammond

Subsidiaries

      A. M. Castle & Co. Limited - Blackburn, Christchurch Keystone
      Tube Company - LaPorte, Riverdale, Titusville Oliver Steel
      Plate Company - Cleveland
      Total Plastics, Inc. - Baltimore, Chicago, Cleveland, Detroit, Fort Wayne,
                             Grand Rapids, Harrisburg, Indianapolis, Kalamazoo, Pittsburgh, South Bend

Joint Ventures

      Castle de Mexico, S.A. de C.V. - Monterrey
      Energy Alloys, L.P. - Houston
      Kreher Steel Company, L.L.C. - Chicago, Dallas, Detroit, Houston Laser Precision, L.L.C. - Chicago
      Paramont Machine Company, L.L.C. - New Philadelphia
      Metal Express, L.L.C.


[LOGO]
A. M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131