Form 10-K405, Exhibit 13
period 2001-12-31
CASTLE A M & CO
filed 2002-03-14
CIK 18172

[A. M. CASTLE & CO. LOGO]
2001 Annual Report

Our

Roadmap to

Shareholder

Value...        AN UPDATE ON OUR PROGRESS

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
       IMPROVING ASSET UTILIZATION
       GROWING REVENUES

TABLE OF CONTENT

Financial Highlights ..............................................    1
Letter to Shareholders ............................................    2
Progress Report on Road to Shareholder Value ......................    6
Eleven-Year Financial and Operating Summary .......................   10
Financial Review ..................................................   12
Consolidated Statements and Notes .................................   15
Directors and Officers ............................................   24
Shareholder Information .............................  Inside Back Cover

THE YEAR IN BRIEF

(dollars in thousands, except per share data)

                                                                                     %
                                                           2001         2000*      Change
------------------------------------------------------------------------------------------
OPERATING RESULTS       Net sales                        $611,275     $744,509       (18)%
                        Gross profit on sales             181,463      219,646        (17)
                        EBITDA**                           12,440       17,652        (30)
                        Loss before taxes                  (7,898)      (2,395)      (230)
                        Net loss                           (5,050)      (1,675)      (201)
------------------------------------------------------------------------------------------
PER SHARE OF            Net loss basic                      (0.36)       (0.12)      (200)
COMMON STOCK            Dividends                           0.495        0.780        (37)
                        Stockholders' equity                 8.32         9.20         (9)
------------------------------------------------------------------------------------------
BALANCE SHEET           Total assets                      327,415      418,851        (21)
                        Total debt                        119,852      164,560        (27)
                        Total equity                      117,234      129,241         (9)
                        Working capital                   100,151      155,320        (35)
                        Cash flow***                        4,375        8,094        (46)
                        Average shares outstanding         14,094       14,054         --
------------------------------------------------------------------------------------------
SELECTED RATIOS         Current ratio                         2.4          2.4         --
                        Debt to capital ratio                50.6%        56.0%       (10)
------------------------------------------------------------------------------------------



  * 2000 figures include special charges to cost of sales of $2,016 and $6,516 of impairment and other operating expenses (Note 8)

 ** See page 11 for definition

*** Net income plus depreciation and amortization




                                                           2001 ANNUAL REPORT  1

TO OUR SHAREHOLDERS:

OVERVIEW. Against the backdrop of one of the toughest periods in the company's history, we began to implement our roadmap to shareholder value and made substantial progress. As outlined last year, we are focused on three critical areas: increasing operating margins; improving asset utilization; and growing our revenues. This year's report updates our efforts in each of these areas and highlights the underlying upside leverage that we've created.

       While economic forecasters are divided on the timing of recovery, the general consensus calls for gradual improvement during the second half of 2002. We believe we will emerge from this difficult period with much stronger capabilities to capitalize on the value of the Castle brand. These include: a more efficient asset base; improved processes and tools for managing inventories; increased operational efficiency and productivity; and a lowered breakeven point, resulting in the ability to generate attractive cash returns on investments.


MARKET CONDITIONS. Our results reflect one stark reality: the manufacturing sector of the economy was in an outright recession throughout 2001. As our industrial metals customers' businesses declined, the softness amplified as users reduced production levels below sales levels in order to liquidate inventories. This substantially affected suppliers such as Castle as many of our key markets experienced declines of 20% or more.

       The tragedy that struck our country on September 11th was another contributing factor. Just as we were beginning to see some signs of recovery, the tragedy plummeted some of our stronger aerospace markets into turmoil and uncertainty. So instead of improvement, we saw an acceleration of the steep declines in the manufacturing environment, dramatically reducing the demand for steel, aluminum and plastics. This deterioration in market conditions culminated in significantly extended customer shutdowns during the Thanksgiving and Christmas holiday seasons. We believe we are now seeing early signs that the

[PHOTO]

G. Thomas McKane
President and CEO


2  A. M. CASTLE & CO.

[PHOTO]
Michael Simpson
Chairman of the Board


manufacturing inventory liquidation phase is concluding and a slow gradual recovery of producer volumes will occur in the months ahead.

FINANCIAL RESULTS. In the face of these difficult conditions, annual sales in 2001 declined to $611.3 million versus $744.5 million in 2000. We want to emphasize that these declines do not reflect market share losses. We have monitored our performance against industry trade data, and these sources confirm that we have held market share and even made selected gains through new business. These gains, however, were masked by the impact of recession-related declines.

       Given the highly competitive environment that exists today, we feel that our ability to maintain our gross margin in the 29%-30% range reflects our customers' recognition of the value-added processes and services we provide. Most importantly for our long-term success, it confirms the strength of the Castle brand name in our marketplace.

       Operating expenses totalled $169.0 million, down $26.5 million, or 13.6% from last year's level of $195.5 million. EBITDA [Earnings Before Interest, Taxes, Depreciation and Amortization] declined 52.5% to $12.4 million compared with $26.2 million before asset restructuring charges of $8.5 million last year. Operations in 2001 produced an after-tax loss of $5.0 million, or 36 cents per share, versus an after-tax profit in 2000, exclusive of asset restructuring charges, of $3.4 million, or 25 cents per share. Further details related to our results can be found in the financial review section of this report.

       Throughout the year, we made significant improvements in operating efficiencies and cost reductions. By the fourth quarter, our operating expense level reflected a $54 million annualized reduction from the prior year. We estimate that approximately $44 million of this total reduction is directly associated with lower activity levels, while the remaining $10 million reflects a sustainable reduction in our operating cost structure.

                                                           2001 ANNUAL REPORT  3

INVENTORIES WERE SUBSTANTIALLY REDUCED THROUGHOUT 2001 AS WE ADJUSTED THEM TO CORRESPOND WITH THE LOWER LEVELS OF BUSINESS ACTIVITY.


       As further confirmation of our progress, we note the corresponding improvement in EBITDA in the fourth quarter of 2001 versus 2000. Excluding a $3.3 million LIFO adjustment, we achieved EBITDA of $1.8 million in 2001 compared with an operating loss of $1.0 million, excluding the asset restructuring charges of $8.5 million and a $0.7 million LIFO adjustment, in the year earlier period. This $2.8 million positive shift in EBITDA is especially significant considering that it was achieved in the face of a 27% reduction in sales volume.

FINANCIAL POSITION. Turning to the balance sheet, inventories were substantially reduced throughout 2001 as we adjusted them to correspond with the lower levels of business activity. Year-end inventories declined to $134.8 million, down 17% from $163.2 million a year earlier, and down 29% or $54 million from the high water mark of $188.8 million recorded at the end of the third quarter of 2000. Virtually all of the cash generated during the year by these inventory reductions was used to pay down our trade payables.

       Total borrowings declined to $119.9 million from $164.6 million at 2000 year-end, creating a corresponding reduction in our debt-to-capital ratio to 50.6% from 56.0% a year earlier. These reductions were largely associated with a new $65 million accounts receivable financing agreement which we established late in the third quarter and which carries current interest rates of between 2 3/4% and 3%.We were able to obtain this program at favorable rates because of the high quality of our receivables portfolio, which includes most of the leading durable equipment manufacturing companies in North America. We believe that this facility, in conjunction with the low-rate term loan agreements already in place, are more than adequate to cover all of our anticipated borrowing needs into the future. Looking ahead, with future inventory reductions and the expected sale of non-strategic business units, our near-term debt to capital ratio target remains at 45% while our long term objective is to move closer toward the 40% mark.

KEY DEVELOPMENTS. As previously reported, in response to declining business conditions, we reduced our quarterly cash dividend in May to 12 cents per share


4  A. M. CASTLE & CO.

THE NEW $65 MILLION ACCOUNTS RECEIVABLE FINANCING AGREEMENT WE ESTABLISHED CARRIES INTEREST RATES OF BETWEEN 2 3/4% AND 3%.


and again in October to a quarterly rate of 6 cents per share. At its January 25, 2002 meeting, given the state of the economy and the metals distribution industry, our Board of Directors took the difficult step of temporarily suspending dividend payments. We felt it prudent to use our cash to fund the business and limit our debt rather than to pay out an unearned dividend. As business conditions improve, this will be re-evaluated.

       We also completed a new five-year agreement effective October 1, 2001 with the United Steel Workers, covering three of our largest facilities. This is the first contract in our history that extends past three years and contains many significant developments. Among its key features, the agreement freezes wages for the first twelve months (consistent with the wage and salary freeze experienced by all Castle salaried and non-union hourly employees in 2001), increases employee contributions for medical insurance premiums, and, in return, provides employees the opportunity to earn a bonus when the company achieves certain pre-tax profit rates. We believe that this is an excellent contract, which further aligns the interests of the company and our valued employees.

2002 OUTLOOK. In closing, we would like to thank our customers, employees and shareholders for their support and interest in Castle. We appreciate your continued patience as we work through this difficult period, focusing on the three key areas that will build long-term shareholder value. On the following pages, we provide further details on our progress in these areas, highlighting the leverage that has been created.

       We remain convinced that Castle has a very strong, if not the best, franchise name in the industry. While we cannot pinpoint the timing of the recovery in our markets, we believe that when it occurs, we have positioned ourselves with a much stronger balance sheet and a much leaner and more capable organization to serve our customers. We also believe that the leverage that we will generate from increased volume, when it does occur, will produce handsome returns for shareholders.


/s/ G. THOMAS MCKANE                /s/ MICHAEL SIMPSON

G. Thomas McKane                    Michael Simpson
President & CEO                     Chairman of the Board


                                                           2001 ANNUAL REPORT  5

PROGRESS REPORT ON ROADMAP TO SHAREHOLDER VALUE


BY THE FOURTH QUARTER, WE HAD ACHIEVED AN ANNUALIZED $54.0 MILLION OPERATING EXPENSE REDUCTION COMPARED WITH THE SAME PERIOD IN 2000.

In this section of our Annual Report, we discuss our progress in implementing our Roadmap to Shareholder Value. Launched late in 2000, our strategy focuses on three critical areas: increasing operating margins; improving asset utilization; and growing our revenues. We believe that the actions we have taken and continue to take will create significant upside leverage when activity levels begin to turn up.

INCREASING OPERATING MARGINS. During 2001, our primary focus was to reduce operating expenses in virtually every area of the business. As noted earlier, we made very significant progress in this respect. By the fourth quarter, we had achieved an annualized $54.0 million reduction compared with the same period in 2000. Of this total operating expense reduction, we estimate that $44.0 million is directly related to volume. Therefore, when activity levels rebound, these costs will return. However, the remaining $10.0 million reflects a sustainable decrease in expenses due to improved productivity and structural changes to both our fixed and variable cost bases.

       As part of our plan to increase operating margins, we continued to focus attention on enhancing our operating efficiency. A prime example is our WMS (Warehouse Management System), which is now 95% operational at our Chicago location. In addition to significantly improving customer service levels, this electronic bar coded system greatly reduces our costs to store, locate, cut and ship a wide variety of metal sizes and shapes, and maximizes efficiency in our orderpicking process. This Warehouse Management System will be fully operational by the second quarter of 2002, after which we will begin installing it in one of our other large operations.

       During the year, we also made progress in turning around several underperforming areas of our business. In addition to our distribution centers, Castle operates a group of metals processing and finishing operations. While some of these businesses were profitable, others were losing money. Based on the


6  A. M. CASTLE & CO.

WE LAUNCHED CASTLE DIRECT(TM) TO STRONG MARKET RECEPTION, AND EXPERIENCED STEADILY INCREASING PARTICIPATION THROUGH THE YEAR.


improvements made in 2001 we believe these operations, taken as a group, will enter 2002 operating at breakeven levels. We further believe that, with a modest rise in business activity, we will begin generating operating profits at all of these units.

       In the area of e-commerce, we leveraged the intellectual capital and technological expertise we gained through our experience with MetalSpectrum into our own e-commerce vehicle. We launched Castle Direct(TM) early in the second half of 2001 to strong market reception, and experienced steadily increasing participation through the balance of the year. Our rapid growth reflects the inherent benefits of on-line ordering as well as the fact that our site was designed directly from customer surveys, therefore correlating precisely with their priorities. Currently, CD(TM) processes approximately 5% of customer inquiries. Going forward, we expect that as many as 30% to 40% of our customer inquiries could and should be handled by this system. Not only will this improve service and efficiency, it will contribute to increased margins by reducing the amount of employee intervention required to process routine business transactions.

IMPROVING ASSET UTILIZATION. The second major element in our roadmap to shareholder value is improving asset utilization. As a distribution company, inventory management is key to achieving this goal. In 2001, we reduced inventories in all four quarters by a total of $28.4 million, exceeding our goal of $25.0 million.

       All of the cash generated from our inventory reduction efforts in 2001 was consumed by our trade payables, which in the same 12 month period declined by $33.5 million as our purchases fell well below our inventory withdrawal rates. When we move into recovery, payables will play a more significant role in financing working capital as the buy rate begins to match the rate of sales.

                                                           2001 ANNUAL REPORT  7

OUR GOAL IS TO IMPROVE INVENTORY MANAGEMENT BY 20% TO 25% OVER THE NEXT FIVE YEARS.

Going forward, we are targeting a further inventory reduction of $15.0 million to $18.0 million for 2002.

       Ultimately, our goal is to improve inventory management by 20% to 25% over the next five years. To accomplish this, we have reorganized our inventory and purchasing functions under the able direction of a new Vice President of Supply Chain Management, Al Biemer, who joined Castle in April of 2001. With powerful new tools such as a recently installed forecasting and inventory deployment package, we believe the focused attack that Al will spearhead will make a significant improvement in our inventory management over the next several years.

       We also continue to market several of our subsidiaries and joint ventures that we have determined are not strategic to our core business. We have identified prospective strategic buyers for these operations and are in various stages of discussion and negotiation with each of them. The current environment does not make this an easy task, but we have no need to sell these businesses at distressed prices. Thus, we will continue to operate and improve these assets, and are confident that, over time, we will achieve fair market value for each of them. Based on our projections, we expect to generate approximately $21.0 million in cash to be used for further debt reduction from the sale of these businesses.

GROWING OUR REVENUES. The third and final facet of our roadmap is growing our revenues. We have made significant progress in two key areas. First, we have had notable success in bringing in sizeable pieces of new business. Since the inception of this effort, we have received commitments for approximately $25 million of annual volume from new customers or from additional programs


8  A.M. CASTLE & CO.

IN CHICAGO WE POSTED A 14% GAIN IN ON-TIME SHIPMENTS AND A 15% INCREASE IN PRODUCTIVITY WITHOUT ANY MAJOR CAPITAL INVESTMENT.


with current customers. It is important to note that this sales initiative is not being driven by price but by a concerted drive by our entire organization working in conjunction with the sales force to identify and land new business on the basis of providing superior value to customers.

       We have also worked hard to solidify our existing customers' business through continuous improvement in customer service. The bulk of these enhancements have been achieved by incrementally enhancing our performance across a broad range of activities that affect on-time shipments. These include everything from quicker receiving of inbound material, inventory accuracy and first-time pick to reduced load time for outbound trucks. As a result, we were able to make structural improvements in service levels while simultaneously reducing operating costs. This is particularly evident at our flagship facility in Chicago where, under the strong leadership of Vice President of Operations Dick Meyers, we posted a 14% gain in on-time shipments and a 15% increase in productivity without any major capital investment.

       Assessing our progress one year into our roadmap to shareholder value, we are very encouraged by the improvements made in each aspect of our strategy. While we still have much work to do, we are now in a position where even a modest upturn in demand from our customers in the producer durable equipment market will generate a substantial contribution to our profitability. For the many reasons detailed in this Annual Report, we remain strongly convinced that Castle has one of the best franchises, if not the best, in our industry. We are highly determined to continue the efforts that we have begun to build shareholder value, and look forward to reporting on our further progress next year.


                                                           2001 ANNUAL REPORT  9

CONSOLIDATED ELEVEN-YEAR FINANCIAL AND OPERATING SUMMARY

-------------------------------------------------------------------------------------------------------------
(dollars in millions, except employee and per share data-Note 7)          2001           2000           1999
-------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL     Tons sold (in thousands) ......................          296            389            373
SUMMARY OF       Net sales .....................................     $  611.2       $  744.5       $  707.5
EARNINGS           Cost of sales ...............................        429.8          522.9          483.2
                   Special charges .............................           --            2.0             --
                                                                     --------------------------------------
                 Gross profit ..................................        181.4          219.6          224.3
                   Operating expenses ..........................        169.0          195.5          189.1
                   Impairment and other operating expenses .....           --            6.5             --
                                                                     --------------------------------------
                 EBITDA* .......................................         12.4           17.6           35.2
                   Depreciation and amortization ...............          9.4            9.7            9.9
                   Interest expense, net .......................          9.6           10.3           10.6
                   Discount on sale of accounts receivable .....          1.3             --             --
                                                                     --------------------------------------
                 (Loss) income before income taxes .............         (7.9)          (2.4)          14.7
                   Income taxes ................................         (2.8)          (0.7)           6.0
                                                                     --------------------------------------
                 Net (loss) income .............................         (5.1)          (1.7)           8.7
                 Cash dividends ................................          7.0           11.0           11.0
                                                                     --------------------------------------
                 Reinvested earnings ...........................     $  (12.1)      $  (12.7)      $   (2.3)
                                                                     ======================================
-------------------------------------------------------------------------------------------------------------
SHARE DATA       Average shares outstanding (in thousands) .....       14,094         14,054         14,046
(NOTE 7)         Net (loss) income per share basic .............     $  (0.36)      $  (0.12)      $   0.62
                 Net (loss) income per share diluted ...........     $  (0.36)      $  (0.12)      $   0.62
                 Cash dividends per share ......................     $  0.495       $   0.78       $   0.78
                 Book value per share ..........................     $   8.32       $   9.20       $  10.10
-------------------------------------------------------------------------------------------------------------
FINANCIAL        Working Capital ...............................     $  100.2       $  155.3       $  128.1
POSITION         Property, plant and equipment, net ............     $   87.5       $   91.1       $   97.1
AT YEAR-END      Total assets ..................................     $  327.4       $  418.9       $  413.3
                 Total debt ....................................     $  119.9       $  164.6       $  126.5
                 Stockholders' equity ..........................     $  117.2       $  129.2       $  141.8
-------------------------------------------------------------------------------------------------------------
FINANCIAL        Return on sales ...............................         (0.8%)         (0.2%)          1.2%
RATIOS           Total capital turnover ........................          2.5            2.4            2.6
                 Return on total capital .......................         (2.1)          (0.6%)          3.3%
                 Financial leverage ............................          1.9            2.1            1.9
                 Return on opening stockholders' equity ........         (3.9%)         (1.2%)          6.1%
                 Percent earnings reinvested ...................       (237.3%)       (747.1%)        (26.4%)
                 Percent decrease in equity ....................         (9.3%)         (8.9%)         (1.5%)

                 Per employee data (in thousands)
                 Net sales .....................................     $  368.2       $  370.8       $  364.8
                 Gross profit ..................................     $  109.3       $  109.4       $  115.7
                 Operating expenses ............................     $  101.8       $  100.6       $   97.5
                 EBITDA* .......................................     $    7.5       $    8.8       $   18.2
-------------------------------------------------------------------------------------------------------------
OTHER DATA       Additions to property, plant and equipment ....     $    7.4       $   13.2       $   17.8
                 Stockholders at year-end ......................        1,448          1,586          1,601
                 Employees at year-end .........................        1,660          2,008          1,939
-------------------------------------------------------------------------------------------------------------

This schedule is prepared reflecting accounting changes as required or allowed to more fairly present the results of operations over the eleven-year periods. Statements for years preceding these changes have not been revised to reflect their retroactive application of these changes. Refer to prior year annual reports for specific accounting changes.


10  A. M. CASTLE & CO.

---------------------------------------------------------------------------------------
   1998        1997       1996       1995       1994       1993       1992       1991
---------------------------------------------------------------------------------------
     394         378        331        343        338        308        249        234
$  792.8    $  754.9   $  672.6   $  627.8   $  536.6   $  474.1   $  423.9   $  436.4
   559.1       540.3      481.4      454.4      391.4      351.8      313.7      331.1
      --          --         --         --         --         --         --         --
--------------------------------------------------------------------------------------
   233.7       214.6      191.2      173.4      145.2      122.3      110.2      105.3
   185.1       164.3      139.9      121.7      112.1      102.1       94.9       92.8
      --          --         --         --         --         --         --         --
--------------------------------------------------------------------------------------
    48.6        50.3       51.3       51.7       33.1       20.2       15.3       12.5
     8.5         6.6        5.3        4.5        4.6        4.8        4.9        5.3
     9.4         4.2        2.9        2.9        3.2        3.8        4.3        6.8
      --          --         --         --         --         --         --         --
--------------------------------------------------------------------------------------
    30.7        39.5       43.1       44.3       25.3       11.6        6.1        0.4
    12.2        15.7       17.0       17.5        9.9        4.7        2.7        0.2
--------------------------------------------------------------------------------------
    18.5        23.8       26.1       26.8       15.4        6.9        3.4        0.2
    10.6         9.2        8.0        6.0        3.6        2.9        2.9        3.9
--------------------------------------------------------------------------------------
$    7.9    $   14.6   $   18.1   $   20.8   $   11.8   $    4.0   $    0.5   $   (3.7)
======================================================================================
---------------------------------------------------------------------------------------
  14,043      14,026     13,999     13,894     13,850     13,646     13,643     13,643
$   1.32    $   1.70   $   1.86   $   1.93   $   1.12   $   0.50   $   0.25   $   0.02
$   1.32    $   1.69   $   1.86   $   1.93   $   1.11   $   0.50   $   0.25   $   0.02
$  0.755    $   0.66   $   0.57   $   0.43   $   0.26   $   0.22   $   0.22   $   0.29
$  10.26    $   9.75   $   8.71   $   7.44   $   5.93   $   5.10   $   4.80   $   4.74
---------------------------------------------------------------------------------------
$  182.8    $  120.8   $   80.4   $   84.8   $   76.6   $   86.7   $   75.8   $   80.9
$   94.6    $   77.4   $   62.7   $   44.5   $   41.2   $   41.0   $   43.2   $   47.4
$  460.0    $  366.4   $  261.4   $  222.5   $  213.1   $  204.2   $  195.2   $  190.4
$  176.1    $   93.4   $   43.4   $   30.8   $   42.3   $   63.4   $   58.6   $   69.4
$  144.0    $  136.7   $  121.9   $  103.4   $   82.2   $   69.5   $   65.5   $   64.7
---------------------------------------------------------------------------------------
     2.3%        3.2%       3.9%       4.3%       2.9%       1.5%       0.8%       0.1%
     2.6         3.6        4.6        5.6        4.8        3.7        3.5        3.2
     6.0%       11.2%      18.0%      23.9%      13.9%       5.4%       2.8%       0.1%
     2.3         1.7        1.4        1.4        1.6        1.9        1.9        2.0
    13.5%       19.6%      25.3%      32.6%      22.2%      10.5%       5.2%       0.3%
    42.7%       61.3%      69.3%      77.6%      76.6%      58.0%      14.7%       --%
     5.3%       12.1%      17.9%      25.8%      18.3%       6.1%       1.2%      (5.3%)


$  415.7    $  402.2   $  446.9   $  510.0   $  452.8   $  393.8   $  354.4   $  344.2
$  122.6    $  114.3   $  127.0   $  140.8   $  122.5   $  101.6   $   92.1   $   83.0
$   97.1    $   87.5   $   93.0   $   98.9   $   94.6   $   84.8   $   79.3   $   73.2
$   25.5    $   26.8   $   34.0   $   41.9   $   27.9   $   16.8   $   12.8   $    9.8
---------------------------------------------------------------------------------------
$   30.2    $   16.2   $   22.5   $   11.8   $    7.9   $    4.6   $    1.8   $    3.3
   1,657       1,699      1,613      1,618      1,639      1,625      1,670      1,750
   1,907       1,877      1,505      1,231      1,185      1,204      1,196      1,268
---------------------------------------------------------------------------------------

* Earnings before interest, discount on sale of accounts receivable, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure that is computed as net income, excluding interest, discount on sale of accounts receivable, taxes, depreciation and amortization. This measure may not be comparable to similarly titled measures reported by other companies. The Company feels that EBITDA is a measure that should be reported because of its importance to the professional investment community.


                                                          2001 ANNUAL REPORT  11

FINANCIAL REVIEW

This discussion should be read in conjunction with the information contained in the Consolidated Financial Statements and Notes.

OVERVIEW

Castle's operating results in 2001 reflect one of the most difficult market environments in the Company's history. Business conditions deteriorated during the year with the markets for most of its product lines declining 20% or more. This decline reflected not only a drop in final product sales at its manufacturing customers, but also significant inventory reductions by customers in both their manufacturing and finished goods inventories. The manufacturing recession and aggressive inventory liquidation programs reached their depth during the final six weeks of the year, which had a major effect on the Company's fourth quarter performance.

     As reported in 2000, Castle conducted a strategic review of its operations to address and manage the issues that adversely affected results over the past several years. This review has resulted in the Roadmap to Shareholder Value presented in our 2000 Annual Report. The plan focuses on three critical areas: increasing operating margins; improving asset utilization; and growing revenues. During 2001, Castle made significant progress in implementing this plan, the details of which are described in the Shareholders' Letter and Operations sections of this Report.

2001 COMPARED WITH 2000

Revenues for 2001 of $611.3 million were 17.9% under the $744.5 million generated in 2000. Approximately 91% of all revenues were derived from the Company's core metals distribution business and 9% from the distribution of plastics. Within the metals segment, carbon and stainless steel accounted for 71% of total activity with the balance being provided from the sales of non-ferrous metal products.

     Gross profit decreased by 17.3% to $181.5 million from $219.6 million in 2000. Despite the sales decline, gross margin percentage increased slightly from 29.5% in 2000 to 29.7% in 2001. During 2001 total gross profit was negatively affected by a net LIFO (last-in, first-out) loss adjustment of $3.3 million as compared to a $0.7 million net LIFO loss adjustment and a special charge of $2.0 million in 2000. Substantially all inventories are valued using the LIFO method of inventory valuation.

     Total operating expenses in 2001 were $169.0 million as compared to operating expenses in 2000 of $195.5 million (before asset restructuring charges of $6.5 million), a decrease of $26.5 million or 13.6%. Although much of the reduction is associated with lower sales activity, the company has taken several major initiatives during the year to achieve sustainable reductions in virtually all categories of operating expenses.

     Depreciation and amortization expense was $0.3 million less than 2000 reflecting reduced capital spending and the effect of the special charges taken in 2000 to reduce non-productive assets to fair value.

     During the third quarter of 2001, the outstanding domestic revolving debt was fully paid down with funds generated by a new accounts receivable securitization program, which has become the Company's primary source for working capital funds. This is the main reason for the reduction in net interest expense during 2001. The discount amount on the securitization agreement is recorded as "Discount on sale of accounts receivable". This $1.3 million expense includes a one-time charge of $0.9 million relating to the initial set up of the facility.

     Castle's 2001 effective income tax rate of 36.1% was higher than the 30.1% rate of the previous year due to the impact of non-deductible expenses and a higher pre-tax loss.

     The net loss for 2001 totalled $5.0 million, or $0.36 per share, as compared to last year's net loss of $1.7 million, or $0.12 per share, reflecting the continuing recessionary conditions in most of the industries Castle serves.

2000 COMPARED WITH 1999

Revenues for 2000 of $744.5 million were 5.2% over the $707.5 million generated in 1999. Approximately 91% of total revenues were derived from its core business with carbon and stainless steel accounting for 73% of the sales of these products.

     Gross profit decreased by 2.1% in 2000 to $219.6 million from $224.3 million in 1999. Of this reduction,$2.0 million was due to special charges made to cost of sales. These charges were the result of writing down slow moving inventories in preparation for re-manufacturing them into more saleable items. Gross margin percentage decreased to 29.5% in 2000 from 31.7% in 1999. The reduction was primarily caused by the inability to pass mill cost increases to customers on a timely basis, along with a year-to-year swing in the net LIFO adjustment, which decreased gross profit in 2000 by $0.7 million as compared to an increase of $3.1 million in 1999.

     Total operating expenses before impairment losses and other operating expenses for 2000 were $195.5 million,3.4% higher than 1999's $189.1 million. Much of the increase was due to start-up costs associated with a major warehouse consolidation project and the implementation of a warehouse management system. Both programs proved to be more difficult and costly than anticipated. Increased fuel costs also had a negative effect along with a $0.5 million loss on the investment in a start-up metal industry e-commerce joint venture that ceased operations in 2001. As part of the strategic review of the Company's operations, impairment losses and other operating expenses of $6.5 million were charged to operating expense in the fourth quarter of 2000. These charges were taken to reduce the book values of one of its processing facilities, a joint venture and other non-productive assets to fair value in anticipation of their sale or other disposition. See Note 8 to the Consolidated Financial Statements for more detailed information.

     Depreciation and amortization expense and net interest expense were comparable to 1999.

     Castle's 2000 effective income tax rate of 30.1% was under the 40.7% rate in 1999 due to the impact of non-deductible expenses and a lower pre-tax loss.

     Net loss totalled $1.7 million for 2000 compared to net income of $8.7 million in 1999. Basic earnings per share declined from $0.62 in 1999 to a loss of $0.12 in 2000. Net income before special charges and impairment and other operating expenses (net of statutory income tax rates) was $0.25 per share.

MAJOR ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting standards, which necessarily include amounts that are based on estimates and assumptions. The following is a description of some of the more significant valuation policies:

     Accounts Receivable - Accounts Receivable are evaluated on a quarterly basis and any significant customers with delinquent balances are reviewed to determine future collectibility. Determinations are based on legal issues (bankruptcy status), past history, current


12  A. M. CASTLE & CO.

financial and credit agency reports, and the experience of the credit representatives. Accounts deemed to be uncollectible are reserved in the quarter in which the determination is made. Additional reserves are maintained based on the Company's historical bad debt experience. Management believes that the net accounts receivable at the end of the year are of a good quality.

Inventory - Inventory is valued using the last in, first out (LIFO) method. Under this method, the current value of materials sold is recorded as cost of sales rather than the actual cost in the order in which it was purchased. This means that older costs are included in inventory, which may be higher or lower than current costs. This method of valuation is subject to year-to-year fluctuations in cost of sales, which are influenced by the inflation or deflation existing within the metals industry. The use of LIFO for inventory valuation was chosen to better match replacement cost of inventory with the current pricing used to bill customers.

Retirement Plans -The Company values retirement plan assets and liabilities based on assumptions and valuations determined by an independent actuary. Although management reviews and concurs with the actuary's assumptions, they are subject to the occurrence of future events which are out of the control of the Company or the actuary and could differ materially from the amounts currently reported.

CAPITAL EXPENDITURES

Capital expenditures for 2001 totalled $7.4 million as compared to $13.2 million in 2000. Major expenditures included replacement of machinery and equipment, increased processing capabilities, the continuing implementation of the warehouse management system and plant expansion. It is anticipated that the 2002 capital expenditures will not exceed the $7.4 million spent in 2001.

     The 2000 capital expenditures totalled $13.2 million as compared to $17.8 million in 1999. These expenditures included the cost of significant expansions of our processing capabilities, the consolidation of warehouse facilities and the implementation of a warehouse management system.

     During 2001 and 2000, the company sold and leased back approximately $2.5 million and $8.3 million of fixed assets respectively, which added to cash flow and minimized other financing requirements. The leaseback transactions are recorded as operating leases and are therefore not reflected as debt on the accompanying Consolidated Balance Sheets.

LIQUIDITY AND CAPITAL RESOURCES

During 2001, the Company entered into an Accounts Receivable Securitization Program (Securitization Program), and paid down its domestic revolving credit debt. This program is currently the primary source of funds for working capital. Due primarily to the $40.0 million of accounts receivable sold, total long-term debt was reduced to $119.9 million by 2001 year-end from $164.6 million a year ago. This has resulted in a reduction in the debt-to-capital ratio from 56.0% to 50.6% as the proceeds of the Securitization are recorded as payment of Accounts Receivable and not as debt on the Balance Sheet. The Company continues to focus on debt reduction through the continuation of cost control and inventory reduction programs initiated in 2001 and by pursuing the sale of facilities as outlined in the 2001 Annual Report.

     Working capital totalled $100.2 million at December 31, 2001 as compared to $155.3 million at December 31, 2000. The majority of the decrease was due to the $40.0 million sale of accounts receivable under the Securitization Program. Accounts receivable declined an additional $27.3 million due to reduced sales activity. The number of days outstanding at the end of 2001 was 48.9,up 2.4 days from the 46.5 at December 31, 2000, which is reflective of the very competitive current market environment. Inventories decreased by $28.5 million from 2000 year-end levels. The decrease was both volume related and due to programs instituted by the Company to decrease the inventory investment in order to improve cash flow. The decrease in accounts payable from $84.7 million at December 31, 2000 to $51.2 million at December 31, 2001 is reflective of the decrease in inventory.

     For the twelve months ended December 31, 2001 cash provided from operating activities totalled $59.6 million. The use of the accounts receivable securitization facility, which is the primary source of short-term funds, accounted for $40.0 million of the positive cash flow. The Company had immediately available committed lines of credit of $2.1 million along with $8.0 million of additional accounts receivable available for sale under the Securitization Program. Management believes that funds generated from future operations and the existing $10.1 million of cash availability should provide adequate funding for current business operations.

     The Company's financial agreements require it to maintain certain funded debt to total capital ratios, working capital to debt ratios, and minimum equity values (refer to Note 4 in the Notes to Consolidated Financial Statements for more information). To help ensure future compliance in the face of uncertain economic conditions over which it has no control, the Company has taken the following steps:

- In order to reduce borrowing levels an Accounts Receivable Securitization Program was initiated in the third quarter of 2001. This method of financing has become the primary source of funds for the Company, reducing the need for other types of short term debt financing. The favorable discount rates, which at year-end were under 3%, will have the additional effect of reducing the Company's combined interest/discount expense in the future.

- In order to strengthen the working capital position a major inventory reduction program was put in place to reduce current and future debt requirements.

- In order to build a stronger equity base, the Company has made significant and sustainable reductions in its operating expense base. These structural changes will increase profitability once the economy begins to recover. Also, in January 2002, the employees' pension plans were funded with a contribution of company stock. This increased shareholder equity by $5.0 million. The plans were in an over-funded position prior to the contribution, which was made in compliance with IRS maximum funding allowances, and will have the effect of reducing future cash requirements along with reducing future pension expense. Finally, dividends have been suspended in order to maintain working capital compliance and minimize any further reduction in stockholder's equity.

- In order to reduce debt to capital ratios, the Company continues to seek purchasers for non-performing and non-synergistic investments to generate cash flow for debt reduction.


                                                          2001 ANNUAL REPORT  13

COMMON STOCK INFORMATION

(Per share data)
--------------------------------------------------------------------------------
                           DIVIDENDS              STOCK PRICE RANGE
                         2001     2000         2001               2000
--------------------------------------------------------------------------------
First quarter ......   $ 0.195  $ 0.195  $  8.69  $ 10.05   $ 10.50   $ 12.69
Second quarter .....   $ 0.120  $ 0.195  $  8.02  $ 14.50   $  8.31   $ 12.56
Third quarter ......   $ 0.120  $ 0.195  $  7.95  $ 13.08   $  8.81   $ 10.75
Fourth quarter .....   $ 0.060  $ 0.195  $  7.50  $ 10.54   $  8.69   $ 12.25
                       ----------------
                       $ 0.495  $ 0.780
                       ================
--------------------------------------------------------------------------------

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

SUPPLEMENTARY STATEMENTS

                                                    Years Ended December 31,
--------------------------------------------------------------------------------
(Dollars in thousands)                              2001      2000      1999
--------------------------------------------------------------------------------
Current assets
Cash .........................................     $  1.8    $  2.1    $  2.6
Accounts receivable, net .....................       23.1      90.3      82.7
Inventories, at latest cost ..................      174.2     206.1     206.5
Income tax receivable ........................        5.1       4.1        --
Other current assets .........................        6.1       2.7       2.2
                                                   --------------------------
Total current assets .........................      210.3     305.3     294.0
Less--current liabilities ....................      (86.5)   (124.3)   (143.8)
                                                   --------------------------
Net current assets ...........................      123.8     181.0     150.2
Prepaid expenses and other assets ............       59.9      55.6      51.1
Investment in joint ventures .................        9.2       9.7       8.1
Fixed assets, net ............................       87.5      91.1      97.1
                                                   --------------------------
Total assets, less current liabilities .......      280.4     337.4     306.5
Long-term debt ...............................     (117.2)   (161.1)   (122.6)
Deferred income taxes ........................      (18.9)    (18.1)    (16.4)
Minority Interest ............................       (1.3)     (1.0)     (1.9)
Post-retirement benefit ......................       (2.1)     (2.3)     (1.7)
Unrecognized inventory gain, net of taxes ....      (23.7)    (25.7)    (22.1)
                                                   --------------------------
Stockholders' equity .........................     $117.2    $129.2    $141.8
                                                   ==========================
--------------------------------------------------------------------------------

14  A. M. CASTLE & CO.

CONSOLIDATED STATEMENTS OF INCOME

                                                                     Years Ended December 31,
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                     2001         2000         1999
---------------------------------------------------------------------------------------------------
Net sales ..................................................   $ 611,275    $ 744,509    $ 707,465
Cost of material sold ......................................     429,812      522,847      483,126
Special charges ............................................          --        2,016           --
                                                               -----------------------------------
Gross profit on sales ......................................     181,463      219,646      224,339
Operating expenses .........................................     169,023      195,478      189,132
Impairment and other operating expenses ....................          --        6,516           --
Depreciation and amortization expense ......................       9,425        9,769        9,866
Interest expense, net (Notes 2 and 4) ......................       9,639       10,278       10,643
Discount on sale of accounts receivable (Note 9) ...........       1,274           --           --
                                                               -----------------------------------
(Loss) income before income taxes ..........................      (7,898)      (2,395)      14,698
                                                               -----------------------------------
Income taxes (Note 3)
Federal-currently payable ..................................      (6,274)       2,873        2,089
       -deferred ...........................................       3,900       (3,568)       2,867
State ......................................................        (474)         (25)       1,028
                                                               -----------------------------------
                                                                  (2,848)        (720)       5,984
                                                               -----------------------------------
Net (loss) income ..........................................   $  (5,050)   $  (1,675)   $   8,714
                                                               ===================================
Basic (loss) income per share (Note 7) .....................   $   (0.36)   $   (0.12)   $    0.62
                                                               ===================================
Diluted (loss) income per share (Note 7) ...................   $   (0.36)   $   (0.12)   $    0.62
                                                               ===================================
---------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS

                                                                     Years Ended December 31,
---------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                     2001         2000         1999
---------------------------------------------------------------------------------------------------

Balance at beginning of year ...............................   $ 107,703    $ 120,385    $ 122,629
Net (loss) income ..........................................      (5,050)      (1,675)       8,714
Cash dividends--$0.495 in 2001, $0.780 in 2000 and 1999 ....      (7,009)     (11,007)     (10,958)
                                                               -----------------------------------
Balance at end of year .....................................   $  95,644    $ 107,703    $ 120,385
                                                               ===================================
---------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


                                                          2001 ANNUAL REPORT  15

CONSOLIDATED BALANCE SHEETS

                                                                                                    Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                           2001         2000         1999
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash (Note 1) ...........................................................................   $   1,801    $   2,079    $   2,578
  Accounts receivable, less allowances of $600 in 2001, 2000, and 1999 (Note 9) ...........      23,064       90,366       82,742
  Inventories--principally on last-in, first-out basis (latest cost higher by approximately
     $39,500 in 2001, $42,900 in 2000, and $36,900 in 1999 (Note 1) .......................     134,751      163,206      169,618
  Income tax receivable (Notes 1 and 3) ...................................................       5,120        4,116           --
  Other current assets ....................................................................       6,121        2,696        2,169
                                                                                              -----------------------------------
       Total current assets ...............................................................     170,857      262,463      257,107
                                                                                              -----------------------------------
Investment in joint ventures (Note 10) ....................................................       9,206        9,714        8,057
                                                                                              -----------------------------------
Prepaid expenses and other assets (Note 1) ................................................      59,852       55,566       51,100
                                                                                              -----------------------------------
Property, plant and equipment, at cost (Notes 1 and 5)
  Land ....................................................................................       5,824        5,827        5,957
  Buildings ...............................................................................      51,245       51,187       52,841
  Machinery and equipment .................................................................     127,867      123,740      129,011
                                                                                              -----------------------------------
                                                                                                184,936      180,754      187,809
  Less--accumulated depreciation ..........................................................      97,436       89,646       90,732
                                                                                              -----------------------------------
                                                                                                 87,500       91,108       97,077
                                                                                              -----------------------------------
Total assets ..............................................................................   $ 327,415    $ 418,851    $ 413,341
                                                                                              ===================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable ........................................................................   $  51,242    $  84,734    $ 102,976
  Accrued payroll and employee benefits (Note 6) ..........................................      10,061       10,929       10,407
  Accrued liabilities .....................................................................       5,758        6,925        6,823
  Current and deferred income taxes (Notes 1 and 3) .......................................         981        1,130        4,876
  Current portion of long-term debt (Note 4) ..............................................       2,664        3,425        3,915
                                                                                              -----------------------------------
       Total current liabilities ..........................................................      70,706      107,143      128,997
                                                                                              -----------------------------------
Long-term debt, less current portion (Note 4) .............................................     117,188      161,135      122,625
                                                                                              -----------------------------------
Deferred income taxes (Notes 1 and 3) .....................................................      18,914       18,096       16,356
                                                                                              -----------------------------------
Minority interest .........................................................................       1,236          971        1,861
                                                                                              -----------------------------------
Post-retirement benefit obligations (Notes 1 and 6) .......................................       2,137        2,265        1,691
                                                                                              -----------------------------------
Stockholders' equity (Notes 1 and 7)
  Common stock, $0.01 par value--authorized 30,000,000 shares; issued and outstanding 14,160,564 in 2001. Without par value--authorized 30,000,000
     shares; issued and outstanding 14,160,564 in 2000, 14,048,070 in 1999 ................         142       27,625       27,625
  Additional paid in capital ..............................................................      27,483           --           --
  Earnings reinvested in the business .....................................................      95,644      107,703      120,385
  Accumulated other comprehensive (loss) income (Note 1) ..................................      (1,475)      (1,123)        (665)
  Other--deferred compensation ............................................................        (401)        (805)          --
  Treasury stock, at cost (742,191 shares in 2001 and 2000,
     and 854,685 in 1999) .................................................................      (4,159)      (4,159)      (5,534)
                                                                                              -----------------------------------
       Total stockholders equity ..........................................................     117,234      129,241      141,811
                                                                                              -----------------------------------
Total liabilities and stockholders' equity ................................................   $ 327,415    $ 418,851    $ 413,341
                                                                                              ===================================
----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


16  A. M. CASTLE & CO.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                             Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                     2001        2000        1999
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Net (loss) income .................................................................   $ (5,050)   $ (1,675)   $  8,714
Adjustments to reconcile net (loss) income to cash provided from operating activities
  Depreciation and amortization .....................................................      9,425       9,769       9,866
  Loss (gain) on sale of facilities/equipment .......................................         44          21        (202)
  Equity in loss of joint ventures ..................................................        586         316         504
  Increase in deferred taxes ........................................................        818       1,740       1,251
  (Increase) decrease in prepaid expenses and other assets ..........................     (5,292)     (4,592)        972
  Decrease (increase) in investment in joint ventures ...............................        (78)     (1,973)     (1,471)
  (Decrease) increase in post-retirement benefit obligations ........................       (128)        574        (504)
  Increase (decrease) in minority interest ..........................................        265        (890)        104
  Asset impairment ..................................................................         --       5,700          --
  Other .............................................................................          7          10         (36)
                                                                                        --------------------------------
Cash provided from operating activities before changes in current accounts ..........        597       9,000      19,198
                                                                                        --------------------------------
  Increase (decrease) from changes in:
     Accounts receivable ............................................................     27,295      (7,614)      2,423
     Sale of accounts receivable ....................................................     40,000          --          --
     Inventories ....................................................................     28,455       5,006      47,584
     Other current assets ...........................................................        (26)       (527)        196
     Accounts payable ...............................................................    (33,492)    (20,006)      4,118
     Accrued payroll and employee benefits ..........................................       (868)        482        (812)
     Current and deferred income taxes ..............................................     (1,153)     (7,862)      1,431
     Accrued liabilities ............................................................     (1,167)         83        (541)
     Special charges and other working capital adjustments ..........................         --       2,832          --
                                                                                        --------------------------------
Net increase (decrease) from changes in current accounts ............................     59,044     (27,606)     54,399
                                                                                        --------------------------------
Net cash provided from (used by) operating activity .................................     59,641     (18,606)     73,597
                                                                                        --------------------------------
Cash flows from investing activities
  Investments and acquisitions ......................................................         --      (4,050)     (3,129)
  Advances to joint ventures ........................................................     (3,399)         --          --
  Proceeds from sale of facilities/equipment ........................................      2,539       8,264       7,399
  Capital expenditures ..............................................................     (7,394)    (13,231)    (17,770)
                                                                                        --------------------------------
Net cash (used by) investing activities .............................................     (8,254)     (9,017)    (13,500)
                                                                                        --------------------------------
Cash flows from financing activities
  Proceeds for issuance of long-term debt ...........................................         --      46,484       3,346
  Repayment of long-term debt .......................................................    (44,708)     (8,464)    (52,968)
  Dividends paid ....................................................................     (7,009)    (11,007)    (10,958)
  Net proceeds from issuance of stock ...............................................         --          --          27
  Other .............................................................................         52         111          80
                                                                                        --------------------------------
Net cash (used by) provided from financing activities ...............................    (51,665)     27,124     (60,473)
                                                                                        --------------------------------
Net decrease in cash ................................................................       (278)       (499)       (376)
Cash--beginning of year .............................................................      2,079       2,578       2,954
                                                                                        --------------------------------
Cash--end of year ...................................................................   $  1,801    $  2,079    $  2,578
                                                                                        ================================
Supplemental disclosures of cash flow information
  Cash paid (received) during the year for--
     Interest .......................................................................   $  9,751    $ 10,992    $ 11,353
                                                                                        --------------------------------
     Income taxes ...................................................................   $ (2,513)   $  5,402    $  3,302
                                                                                        ================================
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                                          2001 ANNUAL REPORT  17

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

Basis of presentation--The consolidated financial statements include A.M. Castle & Co. (the Company) and its subsidiaries over which the Company exercises a controlling interest. Entities that are not controlled are accounted for under the equity method. All inter-company accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Use of estimates--The financial statements have been prepared in accordance with generally accepted accounting principles which necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those amounts.

Cash--For the purposes of these statements, short-term investments that have an original maturity of 90 days or less are considered cash equivalents.

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

Income taxes--Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for reporting purposes and the amounts used for income tax purposes.

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

Accumulated other comprehensive income (loss)--The components of other comprehensive income (loss) are as follows: (dollars in thousands)

------------------------------------------------------------------------------------------------
                                                              Comprehensive    Accumulated Other
                                                                 Income           Comprehensive
                                                                 (Loss)           Income (Loss)
------------------------------------------------------------------------------------------------
Balance at December 31, 1998 .................................                      $  (681)
Net income ...................................................   $ 8,714
Foreign currency translation loss
  (net of income tax of $23) .................................       (34)               (34)
Pension liability adjustment
  (net of income tax $33) ....................................        50                 50
                                                                 -------------------------------
Comprehensive income .........................................   $ 8,730
                                                                 =======
Balance at December 31, 1999 .................................                         (665)
Net loss .....................................................   $(1,675)
Foreign currency translation loss
  (net of income tax of $292) ................................      (438)              (438)
Pension liability adjustment
  (net of income tax of $13) .................................       (20)               (20)
                                                                 -------------------------------
Comprehensive loss ...........................................   $(2,133)
Balance at December 31, 2000 .................................                      $(1,123)
Net loss .....................................................   $(5,050)
Foreign current translation loss
  (net of income tax of $252) ................................      (378)              (378)
Pension liability adjustment
  (net of income tax of $17) .................................        26                 26
                                                                 -------------------------------
Comprehensive loss ...........................................   $(5,402)
                                                                 =======
Balance at December 31, 2001 .................................                      $(1,475)(*)
                                                                                    =======

(*) At December 31, 2001 the ending balance includes $969 of foreign currency translation and $506 of pension liability adjustments.
--------------------------------------------------------------------------------
Earnings per share--Listed below in accordance with SFAS No. 128 "Earnings per Share" is a reconciliation of the basic and diluted earnings per share calculations for the three-year reporting period.
(dollars and shares in thousands)

------------------------------------------------------------------------------------------
                                                             2001        2000       1999
------------------------------------------------------------------------------------------
Net (loss) income .....................................    $(5,050)    $(1,675)    $ 8,714
                                                           ===============================
Weighted average common shares outstanding ............     14,111      14,054      14,046
Dilutive effect of outstanding employee and
  directors' common stock options .....................         --          --           4
                                                           -------------------------------
Diluted common shares outstanding .....................     14,111      14,054      14,050
                                                           ===============================
Basic and diluted (loss) earnings per share ...........    $ (0.36)    $ (0.12)    $  0.62
                                                           ===============================
Outstanding employee and directors' common stock
  options and restricted shares having no dilutive
  effect ..............................................      1,681       1,353         780
                                                           ===============================
------------------------------------------------------------------------------------------

Goodwill--Cost in excess of net assets of acquired companies is amortized on a straight-line basis over a 40-year period. As required, the Company continually evaluates whether later events or circumstances warrant a revision in the remaining useful life and recoverability of the unamortized balance. Net book value of goodwill included in the prepaid expenses and other assets as of December 31, 2001, 2000 and 1999 was $31.2 million, $31.6 million and $30.4 million respectively. Accumulated amortization at December 31, 2001, 2000 and 1999 was $4.8 million, $3.6 million and $2.7 million respectively.

Segment Reporting--In accordance with the requirements of SFAS No. 131, the Company has concluded that its business activities fall into one identifiable business segment since approximately 91% of all revenues are derived from the distribution of its specialty metal products. These products are purchased, warehoused, processed and sold using essentially the same systems, facilities, sales force and

18  A. M. CASTLE & Co.

distribution network. Approximately 71% of current year revenues from these products came from the sale of carbon and stainless steel, with the balance provided from the sale of non-ferrous metal products.

Revenue Recognition--Revenue from product sales is recognized upon shipment to customers. Provisions for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded. Shipping and handling expenses are recorded as operating expense. These amounts were $23.1 million, $26.9 million and $24.9 million for 2001, 2000 and 1999 respectively.

New Accounting Standards--The Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities," which was effective for fiscal years beginning after June 15, 2000. The Company was required and has adopted SFAS No. 137 on January 1, 2001. The adoption did not have a significant effect on the Company's consolidated results of operations or financial position during 2001.

   In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No.
141, requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001, clarifies the criteria for recognition of intangible assets separately from goodwill and requires that unallocated negative goodwill be written-off immediately as an extraordinary gain. SFAS No. 142, effective for fiscal years beginning after December 15, 2001, requires that ratable amortization of goodwill ($1.0 million in 2001, 2000 and 1999) be replaced with periodic tests of goodwill impairment and that intangible assets, other than goodwill, which have determinable useful lives, be amortized over their useful lives. The Company is required to and will adopt SFAS Nos. 141 and 142 beginning January 1, 2002. The Company is currently assessing the Statements and has not yet determined the impact of its adoption on its financial statements.

   In 2000 and 2001 Emerging Issues Task Force issued certain bulletins that were applicable to the Company for the year ended December 31, 2001. These bulletins included EITF 00-14 "Accounting for Sales Incentives," EITF 00-22 "Accounting for Points and Certain Other Time Based and Volume Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future" and EITF 00-25 "Vendor Income Statement Characterization of Consideration paid to a Reseller of the Vendors Products." The Company will be required to comply with these bulletins in the first quarter 2002 and is currently assessing their impact.

(2) SHORT-TERM DEBT
Short-term borrowing activity was as follows (in thousands):
--------------------------------------------------------------------------------
                                          2001      2000       1999
--------------------------------------------------------------------------------
Maximum borrowed ....................   $12,225    $12,500    $22,350
Average borrowed ....................     2,713      2,978      3,442
Average interest rate during the
  year...............................       5.9%       7.1%       5.3%
--------------------------------------------------------------------------------

(3) INCOME TAXES
Significant components of the Company's Federal and state deferred tax liabilities and assets (foreign income is insignificant) as of December 31, 2001, 2000 and 1999 are as follows (in thousands):

--------------------------------------------------------------------------------
                                          2001      2000      1999
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation ......................   $11,898   $11,540   $10,473
  Inventory, net ....................     6,562     3,930     8,505
  Pension ...........................     8,092     7,104     6,105
                                        -----------------------------
    Total deferred liabilities ......    26,552    22,574    25,083
                                        -----------------------------
Deferred tax assets:
  Post-retirement benefits ..........     1,014     1,065     1,021
  NOL carryforward ..................     3,159        --        --
  Other, net ........................     2,181     2,518       807
                                        -----------------------------
    Total deferred tax assets .......     6,354     3,583     1,828
                                        -----------------------------
Net deferred tax liabilities ........   $20,198   $18,991   $23,255
                                        =============================
--------------------------------------------------------------------------------
   The components of the provision (benefit) for deferred Federal income tax for the years ended December 31, 2001, 2000 and 1999 are as follows (in thousands):
--------------------------------------------------------------------------------
                                          2001      2000      1999
--------------------------------------------------------------------------------
Depreciation ........................   $   436   $   908    $   614
Inventory, net ......................     2,328    (3,982)     1,714
Pension/Post-retirement benefits ....       919       954        218
Other, net ..........................       217    (1,448)       321
                                        -----------------------------
                                        $ 3,900   $(3,568)   $ 2,867
                                        =============================
--------------------------------------------------------------------------------
   A reconciliation between the statutory Federal income tax amount and the effective amounts at which taxes were actually (benefited) provided is as follows (in thousands):
--------------------------------------------------------------------------------
                                          2001      2000      1999
--------------------------------------------------------------------------------
Federal (benefit) income tax at
   statutory rates ..................   $(2,764)   $  (838)   $ 5,144
State income taxes, net of Federal
   income tax benefits ..............      (359)      (109)       669
Other (principally the effect of
   goodwill) ........................       275        227        171
                                        -----------------------------
Income tax (benefit) provision ......   $(2,848)   $  (720)   $ 5,984
                                        =============================
--------------------------------------------------------------------------------
   The Company has net operating loss (NOL) carry-forwards of approximately $3.2 million which are available for Federal and state taxable income in future periods. The NOL carry-forwards have expiration dates through the year 2021.

(4) LONG-TERM DEBT
Long-term debt consisted of the following at December 31, 2001, 2000 and 1999 (in thousands):

------------------------------------------------------------------------------------------------------
                                                                     2001         2000        1999
------------------------------------------------------------------------------------------------------

Revolving credit agreement (a) ................................   $   6,799    $  45,383    $      --
6.49% insurance company term loan,
  due in equal installments from
  2004 through 2008 ...........................................      20,000       20,000       20,000
7.53% insurance company term loan due
  in equal installments through 2005,
  paid off in 2001 ............................................          --        3,286        3,943
Industrial development revenue bonds at a
  4.3% weighted average rate, due in
  varying amounts through 2010 (b) ............................      13,825       14,591       15,358
7.54% insurance company loan due in equal
  installments from 2005 through 2009 .........................      25,000       25,000       25,000
6.54% average rate insurance company loan
  due in varying installments from
  2001 through 2012 ...........................................      53,125       55,000       55,000
9.3% insurance company term loan, due in
  equal installments through 2000 .............................          --           --        1,640
Other .........................................................       1,103        1,300        5,599
                                                                  ------------------------------------
Total .........................................................     119,852      164,560      126,540
Less-current portion ..........................................      (2,664)      (3,425)      (3,915)
                                                                  ------------------------------------
Total long-term portion .......................................   $ 117,188    $ 161,135    $ 122,625
                                                                  ====================================

------------------------------------------------------------------------------------------------------

                                                          2001 ANNUAL REPORT  19

   The carrying value of long term debt does not differ materially from their estimated fair value as of December 31,2001.

(a) The Company has revolving credit agreements of $21.0 million with foreign banks of which $2.1 million is currently available. A $100.0 million domestic facility was replaced by a $65.0 million accounts receivable securitization agreement (see Footnote 9) during the third quarter of 2001. The existing foreign credit facilities are five-year revolvers and can be extended annually by mutual agreement. Under these credit arrangements all borrowings are considered to be long-term debt for balance sheet presentation purposes.

   Interest rate options for the foreign revolving facilities are based on the Bank's London Interbank Offer Rate (LIBOR) or Prime rates. The weighted average rate in 2001 was 5.4%. A commitment fee of 0.5% of the unused portion of the commitment is also required.

   In 2000 and 1999 the Company had revolving credit agreements of $100.0 million domestically and $26.0 million with foreign banks. The credit facilities were five-year revolvers and could be extended annually by mutual agreement. Under these credit arrangements all borrowings were considered to be long-term debt for balance sheet presentation purposes.

   Interest rate options on the domestic facility were based on Eurodollar Interbank Rates, Reference Rates of competitive Bid Rates from five participating banks.

(b) The industrial revenue bonds are based on a variable rate demand bond structure and are backed by a letter of credit.

(c) The most restrictive provisions of the loan agreements require the Company to maintain certain funded debt to total capitalization ratios, working capital to total debt ratios and equity balances. At December 31,2001, the Company was in compliance with all restrictive covenants. The equity balance was $1.3 million in excess of the covenant requirement. In January 2002, the Company contributed common stock to the Pension Plans which had the affect of increasing the excess over the compliance requirement by an additional $5.0 million (see
Note 6 for details).

(d) Aggregate annual principal payments required on current and long-term debt (including obligations under capital leases) are due as follows (in thousands):
--------------------------------------------------------------------------------
       Year ending December 31,
--------------------------------------------------------------------------------
       2002 ....................................................   $  2,664
       2003 ....................................................      2,642
       2004 ....................................................      7,767
       2005 ....................................................     11,475
       2006 ....................................................     17,065
       Later years .............................................     78,239
                                                                   --------
       Total debt ..............................................   $119,852
                                                                   ========
--------------------------------------------------------------------------------
   Total net book value of assets collateralized under financing arrangements approximated $1.6 million at December 31, 2001.

   Net interest expense reported on the accompanying Consolidated Statements of Income was reduced by interest income of $0.1 million in 2001, 2000 and 1999.

(5) LEASE AGREEMENTS
(a) Description of leasing arrangements-The Company has capital and operating leases covering certain warehouse facilities, equipment, automobiles and trucks, with lapse of time as the basis for all rental payments plus a mileage factor included in the truck rentals.

(b) Capital leases-Obligations under capitalization of leases are not significant.

(c) Operating leases-Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are as follows (in thousands):
--------------------------------------------------------------------------------
       Year ending December 31,
--------------------------------------------------------------------------------
       2002 ..................................................... $ 8,335
       2003 .....................................................   8,058
       2004 .....................................................   7,618
       2005 .....................................................   6,747
       2006 .....................................................   6,166
       Later years ..............................................  14,790
                                                                  -------
       Total minimum payments required .......................... $51,714
                                                                  =======
--------------------------------------------------------------------------------
(d) Rental expense-Total rental payments charged to expense were $14.0 million in 2001, $13.0 million in 2000 and $10.9 million in 1999.

(e) Sale and leaseback of assets-During 2001, 2000 and 1999 the Company sold and leased back equipment under operating leases with terms ranging from six to nine years. The assets sold at approximately net book value for proceeds of $2.5 million, $8.3 million and $7.4 million respectively. The leases allow for a purchase option at the end of the lease term of $0.9 million in 2001, $2.2 million in 2000 and $2.0 million in 1999. Annual rentals were $0.6 million in 2001, $1.2 million for 2000 and $1.0 million for the 1999 leases.

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

   Components of the net pension benefit cost for 2001, 2000 and 1999 are as follows (in thousands):
--------------------------------------------------------------------------------
                                         2001      2000        1999
--------------------------------------------------------------------------------

Service cost ........................  $ 1,726    $ 1,621    $ 2,196
Interest cost .......................    5,549      5,362      5,135
Expected return on assets ...........   (9,691)    (9,089)    (8,273)
Amortization of prior service
   cost .............................       57         93         93
Amortization of actuarial (gain)
   loss .............................      (81)      (169)       118
                                       -----------------------------
Net periodic (benefit) ..............  $(2,440)   $(2,182)   $  (731)
                                       =============================
--------------------------------------------------------------------------------
   Status of the plans at December 31, 2001, 2000 and 1999 was as follows (in thousands):
--------------------------------------------------------------------------------
                                         2001      2000        1999
--------------------------------------------------------------------------------
Change in projected benefit obligation:
Benefit obligation at beginning of
   year .............................  $72,298    $68,713    $69,135
Service cost ........................    1,726      1,621      2,196
Interest cost .......................    5,549      5,362      5,136
Benefit payments ....................   (4,457)    (3,882)    (3,504)
Actuarial loss (gain) ...............    2,852        484     (4,539)
Plan amendments .....................      843         --        289
                                       -----------------------------
Benefit obligation at end of year ...  $78,811    $72,298    $68,713
                                       =============================

20  A. M. CASTLE & CO.

Change in plan assets:
  Fair value of assets at beginning of year ...       $95,268       $103,357       $ 90,004
  Actual (loss) return on assets ..............        (6,594)        (4,220)        16,844
  Employer contributions ......................           253             13             13
  Benefit payments ............................        (4,457)        (3,882)        (3,504)
                                                      -------------------------------------
  Fair value of plan assets at year end .......       $84,470       $ 95,268       $103,357
                                                      =====================================
Reconciliation of funded status:
  Funded status ...............................       $ 5,661       $ 22,972       $ 34,647
  Unrecognized prior service cost .............           799             13            106
  Unrecognized actuarial loss (gain) ..........        13,968         (5,249)       (19,212)
                                                      -------------------------------------
  Net amount recognized .......................       $20,428       $ 17,736       $ 15,541
                                                      =====================================
Amounts recognized in balance sheet consist of:
  Prepaid benefit cost ........................       $23,791       $ 20,896       $ 18,314
  Accrued benefit liability ...................        (3,903)        (3,815)        (3,475)
  Intangible assets ...........................            34            102            169
  Accumulated comprehensive income ............           506            553            533
                                                      -------------------------------------
  Net amount recognized .......................       $20,428       $ 17,736       $ 15,541
                                                      =====================================
--------------------------------------------------------------------------------------------

     The assumptions used to measure the projected benefit obligations, future salary increases, and to compute the expected long-term return on assets for the Company's defined benefit pension plans are as follows:

-------------------------------------------------------------------------------------
                                                          2001       2000       1999
-------------------------------------------------------------------------------------
Discount rate ......................................      7.50%      8.00%      8.25%
Projected annual salary increases ..................      4.75       4.75       4.75
Expected long-term rate of return on plan assets ...     10.00      10.00      10.00
-------------------------------------------------------------------------------------

     The Company has profit sharing plans for the benefit of salaried and other eligible employees (including officers). The Company's profit sharing plans includes features under Section 401(K) of the Internal Revenue Code. The plan includes a provision whereby the Company partially matches employee contributions up to a maximum of 6% of the employees' salary. The plan also includes a supplemental contribution feature whereby a Company contribution would be made to all eligible employees upon achievement of specific return on investment goals as defined by the plan.

     The Company has a management incentive bonus plan for the benefit of its officers and key employees. Incentives are paid to line managers based on performance, against objectives, of their respective operating units. Incentives are paid to corporate officers on the basis of total Company performance against objectives. Amounts accrued and charged to income under each plan are included as part of accrued payroll and employee benefits at each respective year-end. The amounts charged to income are summarized below (in thousands):

------------------------------------------------------------------------
                                                2001     2000     1999
------------------------------------------------------------------------
Profit sharing and 401-K ....................   $384     $427     $415
                                                ======================
Management incentive ........................   $258     $286     $120
                                                ======================
------------------------------------------------------------------------

     The Company also provides declining value life insurance to its retirees and a maximum of three years of medical coverage to qualified individuals who retire between the ages of 62 and 65. The Company does not fund these plans.

     Components of net post retirement benefit cost for 2001, 2000 and 1999 are as follows (in thousands):

--------------------------------------------------------------------------------
                                                   2001       2000       1999
--------------------------------------------------------------------------------
Service cost ................................      $ 63       $ 56       $ 68
Interest cost ...............................       144        125        126
Amortization of prior service cost ..........        22         22         22
Amortization of actuarial loss (gain) .......       (56)       (79)       (54)
                                                   --------------------------
Net periodic benefit cost ...................      $173       $124       $162
                                                   ==========================
--------------------------------------------------------------------------------

     The status of the plans at December 31, 2001, 2000 and 1999 was as follows (in thousands):

--------------------------------------------------------------------------------
                                                    2001       2000       1999
--------------------------------------------------------------------------------
Change in projected benefit obligations:
  Benefit obligation at beginning of year ......  $ 1,709    $ 1,927    $ 2,293
  Service cost .................................       62         56         68
  Interest cost ................................      144        125        126
  Benefit payments .............................     (127)      (123)       (84)
  Actuarial loss (gains) .......................      148       (276)      (476)
                                                  -----------------------------
Benefit obligation at end of year ..............  $ 1,936    $ 1,709    $ 1,927
                                                  =============================
Reconciliation of funded status:
  Funded status ................................  $(1,936)   $(1,709)   $(1,926)
  Unrecognized prior service cost ..............      376        398        420
  Unrecognized actuarial gain ..................     (978)    (1,181)      (986)
                                                  -----------------------------
  Accrued benefit liabilities ..................  $(2,538)   $(2,492)   $(2,492)
                                                  =============================
--------------------------------------------------------------------------------

     Future benefit costs were estimated assuming medical costs would increase at a 7.75% annual rate for 2002 with annual increases decreasing by 1% per year thereafter until an ultimate trend rate of 5.75% is reached. A 1% increase in the health care cost trend rate assumptions would have increased the accumulated post retirement benefit obligation at December 31, 2001 by $94,000 with no significant effect on the 2001 post retirement benefit expense. The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 7.5% in 2001, 8.00% in 2000 and 8.25% in 1999.

     In January 2002 the Company contributed 550 thousand shares of company stock with a value of $5.0 million to the Pension Plans. The Plans were in an over-funded position prior to the contribution which was made in compliance with IRS maximum funding allowances and will have the effect of reducing future cash requirements along with reducing future pension expense.

(7) COMMON STOCK/ADDITIONAL PAID IN CAPITAL
Changes in the common stock/additional paid in capital and treasury stock accounts during 2001, 2000 and 1999 were as follows (dollars in thousands):

--------------------------------------------------------------------------------
                                       Common Stock/
                                Additional Paid in Capital   Treasury Stock
--------------------------------------------------------------------------------
                                     Shares
                                     Issued      Amount     Shares     Amount
--------------------------------------------------------------------------------
December 31, 1998 ...............  14,889,443   $27,465    845,938    $ 5,401
Stock options exercised .........      13,312       160      8,747        133
Other ...........................          --        --         --         --
                                   ------------------------------------------
December 31, 1999 ...............  14,902,755   $27,625    854,685    $ 5,534
Stock options exercised .........          --        --         --         --
Other ...........................          --        --   (112,494)    (1,375)
                                   ------------------------------------------
December 31, 2000 ...............  14,902,755   $27,625    742,191    $ 4,159
Stock options exercised .........          --        --         --
Other ...........................          --        --         --         --
                                   ------------------------------------------
December 31, 2001 ...............  14,902,755   $27,625    742,191    $ 4,159
                                   ==========================================

     During 2001, the Company changed its State of Incorporation from Delaware to Maryland and changed its no par stock to $0.01 par value.

     During 2000, a lettered stock award of 100,000 shares with a value of $1.2 million was granted. The award vests in various amounts over a three-year period. An expense of $0.4 million was recorded in 2001 and 2000 in order to recognize the compensation ratably over the vesting period.


                                                          2001 ANNUAL REPORT  21

   The Company has long-term stock incentive and stock option plans for the benefit of officers, directors, and key management employees. The plans and related activity are summarized below.

   The Company currently has several stock option plans in effect. The 1995 Directors Stock Option Plan authorizes up to 187,500 shares; the 1996 Restricted Stock and Stock Option Plan authorizes 937,500 shares; and the 2000 Restricted Stock and Stock Option Plan authorizes 1,200,000 shares for use under these plans. A summary of the activity under the plans is shown below:


---------------------------------------------------------------------------------------------------------
                                                          Option         Wtd. Avg.
                                                          Shares       Exercise Price          Range
---------------------------------------------------------------------------------------------------------
December 31, 1998 ...................................     587,925           19.58         $12.07 - $23.38
Granted .............................................     296,000           15.96          15.06 -  16.00
  Forfeitures .......................................     (61,587)          18.73          12.07 -  21.88
  Exercised .........................................     (13,312)          12.07              12.07
                                                       --------------------------------------------------
December 31, 1999 ...................................     809,026           18.45         $12.07 - $23.38
Granted .............................................     622,400           10.73          10.00 -  12.50
  Forfeitures .......................................    (100,785)          15.90          10.00 -  22.44
  Exercised .........................................          --              --               --
                                                       --------------------------------------------------
December 31, 2000 ...................................   1,330,641         $ 15.03         $10.00 - $23.38
Granted .............................................     433,376           11.23           9.87 -  13.00
  Forfeitures .......................................    (138,932)          14.12          10.00 -  21.88
  Exercised .........................................          --              --               --
                                                       --------------------------------------------------
December 31, 2001 ...................................   1,625,085           14.09         $10.00 - $23.88
                                                       ==================================================
---------------------------------------------------------------------------------------------------------


   As of December 31, 2001, 898,462 of the 1,625,085 options outstanding were exercisable and had a weighted average contractual life of 6.9 years with a weighted average exercise price of $16.40. The remaining 726,623 shares were not exercisable and had a weighted average contractual life of 9.1 years, with a weighted average exercise price of $11.30. The weighted average fair value of the current year's option grant is estimated to be $3.33 per share. The fair value has been estimated on the day of the grant using the Black Scholes option pricing model with the following assumptions, risk free interest rate of 4.5% in 2001, 5.25% in 2000 and 6.5% in 1999, expected dividend yield of zero in 2001, 7.4% in 2000, and 3.0% in 1999, option life of 10 years, and expected volatility of 30 percent.

   The Company has chosen to account for the stock option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. Had compensation cost for these plans been determined under SFAS No. 123, the Company's net income would have been reduced by approximately $0.7 million or $0.05 per share in 2001, $0.4 million or $0.03 per share in 2000 and $0.8 million or $0.06 per share in 1999.

(8) ASSET IMPAIRMENT AND SPECIAL CHARGES
In 2000, as part of a strategic review of the Company's operations, special charges of $8.5 million were recorded for inventory and other assets impairments.

   Impairment and other operating expenses of $6.5 million were taken on non-productive assets ($2.8 million), a processing facility ($1.9 million) and a joint venture ($1.8 million) in anticipation of their sale. The Company continues to seek buyers for these facilities and anticipates that with a rebounding economy the sales can be consummated over the next year. The carrying value of these assets was written down to the Company's estimate of realizable value. Fair value was either based on appraisal value or other estimates of their worth. Accordingly, results could vary significantly from such estimates.

   The Company intends to operate the processing facility and participate in the joint venture while pursuing alternatives for their sale. At December 31, 2001 these assets have a remaining carrying value of $8.9 million. Together, the two entities recorded pre-tax losses of $1.3 million, $1.6 million and $2.1 million in 2001, 2000 and 1999, respectively. Actions are being taken to reduce the losses on these entities and management feels no further impairment charge is necessary.

   The Company also had a $2.0 million write-down of slow moving inventories in 2000 which were re-manufactured into more saleable items in 2001.

(9) ACCOUNTS RECEIVABLE SECURITIZATION
On September 27, 2001, the Company and certain of its subsidiaries completed arrangements for a $65.0 million 364-day trade receivables securitization facility with a financial institution. The Company is utilizing a special purpose, non-owned, bankruptcy remote company (Castle Funding Corp.) for the sole purpose of buying receivables from the Company and those selected subsidiaries and selling an undivided interest in all eligible trade accounts receivable to a financing company ("finance company") specializing in selling commercial paper. Castle Funding Corp. retains an undivided percentage interest in the pool of accounts receivable and bad debt losses are allocated first to this retained interest. Funding under the facility is limited to the lesser of a funding base comprised of eligible receivables or $65.0 million.

   Since Castle Funding Corp.'s sole purpose is to purchase accounts receivable from the Company, it is required by the Financial Accounting Standards Board
(FASB) that the special purpose company be consolidated with the Company even though it is non-owned. The sales of accounts receivable are reflected as a reduction of "accounts receivable, net" in the Consolidated Balance Sheets and the proceeds received are included in net cash provided from operating activities in the Consolidated Statements of Cash Flows. Sales proceeds from the receivables are less than the face amount of the accounts receivable sold by an amount equal to a discount on sales that approximates the "finance company's" financing cost of issuing their own commercial paper, which is backed by their ownership interests in the accounts receivable sold by the special purpose company, plus an agreed upon margin. These costs are charged to "discount on sale of accounts receivable" in the Consolidated Statements of Income.

   Generally, the facility provides that as payments are collected from the sold accounts receivable, the special purpose vehicle may elect to have the "financing company" reinvest the proceeds in new accounts receivable. The "financing company," in addition to its rights to collect payments from that portion of the interests in the accounts receivable that is owned by them, also has the right to collect payments from that portion of the ownership interest in the accounts receivable that is owned by the special purpose company. In calculating the fair market value of the receivables, the book value of the receivables represent the best estimate of the fair value due to the current nature of these items. The facility, which expires on September 26, 2002, requires early amortization if the special purpose company does not maintain a minimum equity requirement or if certain ratios related to the collectibility of the receivables are not maintained.

   As of December 31, 2001, $54.9 million of accounts receivable had been sold to Castle Funding Corp. and of this amount $40.0 million was sold to the "financing company". An additional

22  A. M. CASTLE & CO.

$8.0 million could have been sold under the agreement. This additional capacity will be used for future working capital needs. During the third quarter of 2001 the Company incurred one-time costs of $0.9 million relating to the sales of accounts receivable.

(10) JOINT VENTURES
The Company has investments in several non-controlled joint ventures which are accounted for on an equity basis. The Company recognized a $0.2 million net loss from these joint ventures in fiscal 2001, which represents the Company's portion of the joint ventures fiscal 2001 net loss and excludes the $0.3 million write-off of a separate joint venture investment that the Company determined was unrealizable. The net investment in the joint ventures is $12.6 million as of December 31, 2001, which includes $3.4 million in advances to two of the joint venture companies. Sales and purchases between the Company and the joint ventures were insignificant.

   Summarized 2001 financial data for these ventures combined and a venture which meets certain thresholds for separate disclosure, a 50/50 partnership is as follows (in millions):


--------------------------------------------------------------------------------
                                      Individual Venture       Combined
                                        2001      2000      2001       2000
--------------------------------------------------------------------------------
Revenues ..........................     $35.5     $27.0    $161.3     $178.5
Gross Profit ......................       8.5       5.8      30.3       29.7
Pre-tax income ....................       2.0       1.8      (0.7)       3.7
Current assets ....................      19.6      14.9      72.2       79.2
Non-current assets ................       2.2       1.6      20.0       19.0
Current liabilities ...............      17.6      19.0      65.3       66.8
Non-current liabilities ...........       0.1       0.5      10.4       14.5
Partners equity ...................       4.1       2.1      16.5       16.9
--------------------------------------------------------------------------------

   During 2000 a subsidiary of the Company purchased a 90% interest in a plastics distributor. The aggregate cash consideration paid was $4.0 million. The acquisition has been accounted for as a purchase and is included in the financial statements from the date of acquisition. Pro-forma results are not presented, as the amounts do not significantly differ from historical results. Also in 2000 the Company invested in an e-commerce company, MetalSpectrum, LLC, which was being accounted for on an equity basis from the date of acquisition. This start-up company ceased operations in 2001 and the remaining investment was written off in the second quarter of 2001.

(11) CONTINGENT LIABILITIES
At December 31, 2001 total exposure under guarantees issued for banking facilities of unconsolidated affiliates was $5.0 million. The Company also has $1.8 million of irrevocable letters of credit outstanding to comply with the insurance reserve requirements of its workers' compensation insurance carrier.

   The Company is the defendant in several lawsuits arising out of the conduct of its business. These lawsuits are incidental and occur in the normal course of the Company's business affairs. It is the opinion of counsel that no significant uninsured liability will result from the outcome of the litigation, and thus there is no material financial exposure to the Company.

(12) SELECTED QUARTERLY DATA (UNAUDITED)
The unaudited quarterly results of operations for 2001 and 2000 are as follows (dollars in thousands, except per share data-Note 7):


-----------------------------------------------------------------------------------------
                                            First       Second       Third      Fourth+
                                           Quarter     Quarter      Quarter     Quarter
-----------------------------------------------------------------------------------------
2001 QUARTERS
NET SALES .............................    $183,646    $158,569    $143,601     $125,459
GROSS PROFIT ..........................      55,540      47,876      42,027       36,020
NET INCOME (LOSS) .....................         803         127      (2,153)      (3,827)
NET INCOME (LOSS)
  PER SHARE BASIC .....................    $   0.06    $   0.01    $  (0.15)    $  (0.27)
NET INCOME (LOSS)
  PER SHARE DILUTED ...................    $   0.06    $   0.01    $  (0.15)    $  (0.27)
2000 quarters
Net sales .............................    $195,239    $192,278    $184,958     $172,034
Gross profit ..........................      59,294      58,382      54,604       47,366
Net income (loss) .....................       3,766       2,836       1,379       (9,656)
Net income (loss)
  per share basic .....................    $   0.27    $   0.20    $   0.10     $  (0.69)
Net income (loss)
  per share diluted ...................    $   0.27    $   0.20    $   0.10     $  (0.69)
------------------------------------------------------------------------------------------


+ Fourth quarter 2001 includes charges to cost of sales of a net LIFO charge of $3.3 million offset by other inventory income adjustments of $1.6 million for a net expense adjustment of $1.7 million. The comparable charges in 2000 included a net LIFO charge of $0.7 million and other inventory charges of $0.9 million for a net expense of $1.6 million. Fourth quarter 2000 includes special charges to cost of sales of $2.0 million and $6.5 million of impairment and other operating expenses.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of A. M. Castle & Co.:

We have audited the accompanying consolidated balance sheets of A. M. Castle & Co. (a Maryland corporation) and Subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of income, reinvested earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Castle & Co. and Subsidiaries as of December 31, 2001, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Chicago, Illinois
February 18, 2002

                                                          2001 ANNUAL REPORT  23

DIRECTORS


DANIEL T. CARROLL
Chairman
The Carroll Group, Inc.
a management consulting firm

EDWARD F. CULLITON
Vice President and
Chief Financial Officer

ROBERT W. GRUBBS
President and
Chief Executive Officer of
Anixter International and
President and Chief Executive
Officer of Anixter, Inc.
a distributor of communication
products and wire and cable

WILLIAM K. HALL
President and
Chief Executive Officer
Procyon Technologies, Inc.
an aerospace-defense component manufacturer

ROBERT S. HAMANDA
Edward Eagle Brown Distinguished Service
Professor of Finance and Former Dean
Graduate School of Business
The University of Chicago and
Chief Executive Officer
Merchants' Exchange, LLC
a designated CFTC electronics future exchange

PATRICK J. HERBERT, III
President
Simpson Estates, Inc.
a private management firm

JOHN P. KELLER
President
Keller Group, Inc.
an industrial manufacturing &
coal mining company

JOHN W. MCCARTER, JR.
President
The Field Museum (Chicago)
a natural history museum

JOHN MCCARTNEY
Vice Chairman
Datatec, Ltd.
a technology holding company

G. THOMAS MCKANE
President and
Chief Executive Officer

JOHN PUTH
Managing Member
J. W. Puth Associates, LLC
a consulting firm

MICHAEL SIMPSON
Chairman of the Board


OFFICERS

MICHAEL SIMPSON
Chairman of the Board

G. THOMAS MCKANE
President and Chief Executive Office

EDWARD F. CULLITON
Vice President and Chief Financial Officer

ALBERT J. BIEMER, III
Vice President-Supply Chain

MARC BIOLCHIN
Vice President-Tubular Group

M. BRUCE HERRON
Vice President-Sales West

STEPHEN V. HOOKS
Vice President-Merchandising

GARY J. KROPF
Vice President-Sales East

TIM N. LAFONTAINE
Vice President-Alloy Group

RICHARD S. MEYERS
Vice President-Operations

JOHN R. NORDIN
Vice President and Chief Information Officer

CRAIG R. WILSON
Vice President-Advanced Materials Group

PAUL J. WINSAUER
Vice President-Human Resources

JAMES A. PODOJIL
Treasurer-Controller

JERRY M. AUFOX
Secretary-Legal Counsel

TOTAL PLASTICS, INC.

THOMAS L. GARRETT
President

OLIVER STEEL
PLATE COMPANY

JAMES E. STEVENSON
President

24 A. M. CASTLE & CO.

STOCKHOLDER INFORMATION

GENERAL OFFICES
3400 North Wolf Road
Franklin Park, IL 60131
847/455-7111

TRANSFER AGENT & Registrar
American Stock Transfer and Trust Company

COMMON STOCK TRADED
American Stock Exchange
Chicago Stock Exchange

INDEPENDENT AUDITORS
Arthur Andersen LLP

DIVIDEND REINVESTMENT PLAN
All registered holders of A. M. Castle & Co. common stock are eligible to participate in a convenient and economical method to reinvest in Castle stock by making voluntary cash payments. The company pays all commissions and fees associated with stock purchased under the Plan. If you own Castle common stock in "street name" (no certificates), please contact your brokerage firm for further information.

ANNUAL MEETING
The Annual Meeting of the Company's shareholders will be held at our corporate headquarters on Thursday, April 25, 2002 at 10 a.m. Central Daylight Savings Time. Our corporate headquarters address is 3400 North Wolf Road, Franklin Park, Illinois 60131

FORM 10-K
A. M. Castle & Co. will be pleased to make its annual report on Form 10-K, filed with the Securities and Exchange Commission, available at no cost to interested stockholders on written request to the corporate secretary.

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

DIVISIONS
     H-A Industries -- Hammond

SUBSIDIARIES
     A. M. Castle &Co. Limited (U.K.) -- Blackburn, Christchurch
     Keystone Tube Company, LLC -- Riverdale
     KSI, LLC -- LaPorte
     Keystone Honing Company -- Titusville
     Oliver Steel Plate Co.-- Cleveland
     Total Plastics, Inc.-- Baltimore, Chicago, Cleveland, Detroit, Fort Wayne,
                            Grand Rapids, Harrisburg, Indianapolis, Kalamazoo, Pittsburgh

JOINT VENTURES
     Castle de Mexico, S.A. de C.V.-- Monterrey
     Energy Alloys L.P.-- Houston
     Kreher Steel Company, LLC -- Chicago, Dallas, Detroit, Houston Laser Precision, LLC -- Chicago
     Paramont Machine Company, LLC -- New Philadelphia
     Metal Express, LLC -- Waukesha


[A. M. CASTLE & CO. LOGO]


A. M. Castle & Co.
3400 North Wolf Road
Franklin Park, IL 60131